FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: July 2009

Commission File Number 001-33416

OceanFreight Inc.
(Translation of registrant's name into English)

80 Kifissias Avenue, Athens 15125, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: _________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is the Amended and Restated Loan Agreement between OceanFreight, Inc. (the "Company"), as borrower, and Nordea Bank, as lender and lead arranger, dated February 12, 2008 (the "Loan Agreement"). The Loan Agreement was originally filed as exhibit 4.5 to the Company's annual report on Form 20-F for the year ended December 31, 2007, filed with the Securities and Exchange Commission (the "Commission") on March 7, 2008, and subsequently incorporated by reference into the Company's annual report on Form 20-F for year ended December 31, 2008, filed with the Commission on March 23, 2009.  The Loan Agreement is being filed today in its entirety, including appendices A-J of the Loan Agreement, which were not included in the original filing on March 7, 2008.

This Report on Form 6-K and the exhibit hereto are hereby incorporated by reference into the Company's Registration Statement on Form F-3 (Registration No. 333-150579) that was declared effective on June 6, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANFREIGHT INC.

(Registrant)

	By:	/s/ Antonis Kandylidis
Antonis Kandylidis
Chief Executive Officer
and Interim Chief Financial Officer

Dated: July 9, 2009

SK 25754 0002 1011637

Exhibit 1

Date: as of February 12, 2008

OCEANFREIGHT INC.
as Borrower

KIFISSIA STAR OWNERS INC.
OCEANCLARITY OWNERS LIMITED, OCEANENERGY OWNERS LIMITED,
OCEANFIGHTER OWNERS INC., OCEANPRIME OWNERS LIMITED,
OCEANRESOURCES OWNERS LIMITED, OCEANSHIP OWNERS LIMITED,
OCEANSTRENGTH OWNERS LIMITED, OCEANTRADE OWNERS LIMITED,
OCEANVENTURE OWNERS LIMITED AND
OCEANWEALTH OWNERS LIMITED
as Joint and Several Guarantors

THE BANKS AND FINANCIAL INSTITUTIONS NAMED HEREIN
as Lenders

NORDEA BANK NORGE ASA,
acting through its Grand Cayman branch,
as Lead Arranger and Bookrunner,

NORDEA BANK FINLAND PLC,
acting through its New York branch,
as Administrative Agent and Security Trustee

BANK OF SCOTLAND PLC, PIRAEUS BANK A.E.
AND SKANDINAVISKA ENSKILDA BANKEN AB,
as Co-Arrangers

-and-

NORDEA BANK FINLAND PLC,
acting through its New York branch,
as Swap Bank

AMENDED AND RESTATED LOAN AGREEMENT

Relating to a $325,000,000 Senior Secured Credit Facility consisting of a $200,000,000 Secured Reducing Revolving Credit Facility and a
$125,000,000 Secured Term Loan Facility

[NORDEA LOGO]

WATSON, FARLEY & WILLIAMS (NEW YORK) LLP
100 Park Avenue
New York. New York 10017

INDEX

Clause		Page

1	INTERPRETATION	3
2	FACILITY	24
3	DRAWDOWN	25
4	INTEREST	27
5	INTEREST PERIODS	29
6	DEFAULT INTEREST	30
7	REDUCTION, REPAYMENT, PREPAYMENT AND CANCELLATION	30
8	CONDITIONS PRECEDENT TO THE ADVANCES	35
9	REPRESENTATIONS AND WARRANTIES	38
10	COVENANTS	44
11	GUARANTEE	53
12	PAYMENTS AND CALCULATIONS	55
13	APPLICATION OF RECEIPTS	57
14	EVENTS OF DEFAULT	58
15	FEES AND EXPENSES	61
16	INDEMNITIES	62
17	NO SET-OFF OR TAX DEDUCTION	66
18	ILLEGALITY, ETC	66
19	ASSIGNMENTS AND PARTICIPATIONS; CHANGES IN LENDING OFFICE	67
20	VARIATIONS AND WAIVERS	70
21	NOTICES	71
22	POSITION OF THE LENDERS AND THE SWAP BANK	73
23	SUPPLEMENTAL; SUBORDINATION OF OBLIGORS	73
24	UPSIZE OPTION	74
25	EFFECTIVENESS OF THIS AGREEMENT	75
26	THE AGENT AND THE SECURITY TRUSTEE	77
27	LAW AND JURISDICTION	81
28	WAIVER OF JURY TRIAL	82
29	PATRIOT ACT	82

SCHEDULES AND APPENDICES

Schedule 1	Lenders and Commitments
Schedule 2	Drawdown Notice
Schedule 3	Condition Precedent Documents
Schedule 4	Form of Assignment and Acceptance

Appendix A	Form of Accession Agreement
Appendix B	Form of Compliance Certificate
Appendix C	Form of Charter Assignment
Appendix D	Form of Earnings Account Pledge
Appendix E	Form of Earnings Assignment
Appendix F	Form of Insurance Assignment
Appendix G	Forms of Manager's Undertaking
Appendix H	Forms of Mortgage and Deed of Covenants
Appendix I	Forms of Note
Appendix J	Form of Share Pledge

THIS AMENDED AND RESTATED LOAN AGREEMENT (this "Agreement") is made as of February 12, 2008

AMONG

(1)	OCEANFREIGHT INC., a corporation duly existing and incorporated under the laws of the Republic of The Marshall Islands, as borrower (the "Borrower");

(2)
KIFISSIA STAR OWNERS INC. ("Kifissia"), OCEANCLARITY OWNERS LIMITED ("Oceanclarity"), OCEANENERGY OWNERS LIMITED ("Oceanenergy"), OCEANFIGHTER OWNERS INC. ("Oceanfighter"), OCEANPRIME OWNERS LIMITED ("Oceanprime"), OCEANRESOURCES OWNERS LIMITED ("Oceanresources"), OCEANSHIP OWNERS LIMITED ("Oceanship"), OCEANSTRENGTH OWNERS LIMITED ("Oceanstrength"), OCEANTRADE OWNERS LIMITED ("Oceantrade"), OCEANVENTURE OWNERS LIMITED ("Oceanventure") and OCEANWEALTH OWNERS LIMITED ("Oceanwealth"), each a corporation duly existing and incorporated under the laws of the Republic of The Marshall Islands, as joint and several guarantors (together with any Additional Ship Owner and any Replacement Ship Owner (each as defined below) which becomes a party hereto pursuant to an Accession Agreement (as defined below), the "Guarantors", and each separately a "Guarantor");

(3)	THE BANKS AND FINANCIAL INSTITUTIONS NAMED ON SCHEDULE 1 HERETO, as lenders (collectively, the "Existing Lenders");

(4)	NORDEA BANK NORGE ASA, acting through its Grand Cayman branch, as lead arranger (in such capacity, the "Lead Arranger") and bookrunner (in such capacity, the "Bookrunner");

(5)	BANK OF SCOTLAND PLC, PIRAEUS BANK A.E. and SKANDINAVISKA ENSKILDA BANKEN AB, as co-arrangers (collectively, in such capacity, the "Co-Arrangers");

(6)
NORDEA BANK FINLAND PLC, acting through its New York branch, as administrative agent for the Lenders (in such capacity, the "Agent") and security trustee (in such capacity, the "Security Trustee"); and

(7)	NORDEA BANK FINLAND PLC, acting through its New York branch, as swap bank (in such capacity, the "Swap Bank").

WITNESSETH THAT:

WHEREAS, by a loan agreement dated as of September 18, 2007 (the "Original Loan Agreement") among the Borrower, the Guarantors, and the other parties thereto, a senior secured credit facility of up to $325,000,000 was made available to the Borrower consisting of:

(a)
a revolving credit facility in a principal amount of up to $200,000,000 (the "Tranche A Loan") for the purposes of (i) refinancing the existing indebtedness of the Borrower and the relevant Guarantors in respect of the Original Fleet, (ii) financing up to 100% of the purchase price payable in respect of the PINK SANDS and the RICHMOND, (iii) paying fees and expenses in relation to this facility and (iv) providing the Group with funds for general corporate and working capital purposes; and

(b)
a term loan facility in a principal amount of up to $125,000,000 (the "Tranche B Loan") for the purpose of financing up to 100% of the purchase price (including any deposit) payable in respect of the AUGUSTA, OLINDA and any other Additional Ships (provided that the Commitments in respect of the Tranche B Loan shall be reduced on October 1, 2010 by an amount equal to the undrawn amount (if any) of the Tranche B Loan on such date);

WHEREAS, as of the date hereof, under the terms and conditions of the Original Loan Agreement, Advances in the principal amount of $199,000,000 in respect of the Tranche A Loan and $125,000,000 in respect of the Tranche B Loan have been made available to the Borrower, all of which remains outstanding;

WHEREAS, subject to the terms and conditions set forth in Clause 24, from time to time during the period between the date of the Original Loan Agreement and the third anniversary thereof the Borrower may by notice to the Agent, without the consent of the Lenders, increase the available Commitments in respect of the Tranche B Loan by either (a) causing one or more banks or financial institutions to become a Lender hereunder (with all the rights and obligations of a Lender attendant thereto) in respect of the Tranche B Loan or (b) agreeing with one or more Lenders, in each such Lender's sole discretion, to increase such Lender's Commitment in respect of the Tranche B Loan;

WHEREAS, pursuant to the Master Agreement, the Swap Bank agreed to enter into certain Transactions pursuant to separate Confirmations from time to time to hedge the exposure of the Borrower to interest rate fluctuations under the Original Loan Agreement;

WHEREAS, at the request of the Borrower, Nordea Bank Norge ASA has agreed to serve as the Lead Arranger and Bookrunner, and Nordea Bank Finland PLC, New York Branch, has agreed to serve as Agent and Security Trustee under this Agreement;

WHEREAS, the Obligors and the Credit Parties have agreed to amend the Original Loan Agreement to:

(a)	increase the Margin from 1.05 percent per annum to 1.30 percent per annum;

(b)
increase the Collateral Maintenance Ratio from 125% of the Loan plus any unutilized Commitment in respect of the Tranche A Loan to 140% of the Loan plus any unutilized Commitment in respect of the Tranche A Loan;

(c)	increase the commitment fee from 0.35% per annum on the daily average unutilized Commitment of each Lender to 0.45% per annum on the daily average unutilized Commitment of each Lender;

(d)
provide that the Commitments in respect of the Tranche A Loan shall be reduced by 16 semi-annual reductions, commencing on April 1, 2008 and thereafter on each October 1 and April 1 which follows, with the first two (2) reductions to be in the amount of $8,500,000 each, the following 13 reductions to be in the amount of $11,000,000 each, and the 16th reduction to be in the amount of $40,000,000;

(e)
provide that repayment installments in respect of Advances of the Tranche B Loan shall be repaid in 15 semi-annual installments, commencing on January 1, 2009 and thereafter on each July 1 and January 1 which follows, with the first 14 repayment installments to be in the principal amount of $6,944,444 and the 15th repayment installment to be in the principal amount of $27,777,778; and

(f)
provide that the weighted average age of the Ships (weighted by the Fair Market Value of the Ships) shall not exceed 18 years. If any Ship reaches the age of 21 years or more during this period, such Ship shall be assigned no value in the calculation of the aggregate Fair Market Value of the Ships; and

WHEREAS, the parties hereto intend that:

(a)
the provisions of the Original Loan Agreement, to the extent amended and restated hereby, shall be superseded and replaced by the provisions of this Agreement, provided that this Agreement and any amendments, modifications or supplements to be issued pursuant to this Agreement to the documents executed as security (the "Original Security Documents") for the obligations of the Obligors under the Original Loan Agreement, the Notes and the Master Agreement will not extinguish the obligations of the Obligors arising under the Original Loan Agreement and the Original Security Documents and do not constitute a novation of the Original Loan Agreement or the any of the Original Security Documents; and

(b)	all Security Interests evidenced by the Original Security Documents, to the extent amended and restated in connection with this Agreement, are hereby ratified, confirmed and continued.

NOW, THEREFORE, in consideration of the premises set forth above, the covenants and agreements hereinafter set forth, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows;

1           INTERPRETATION

1.1        Definitions. Subject to Clause 1.5, in this Agreement:

"Acceptable Accounting Firm" means Ernst & Young, or such other recognized international accounting firm as the Agent may, with the consent of the Majority Lenders, approve from time to time in writing, such approval not to be unreasonably withheld;

"Accession Agreement" means, in relation to an Additional Ship Owner, an Accession Agreement in the form set out in Appendix A hereto;

"Actual Drawdown Date" means, in respect of an Advance, the date on which that Advance is actually made;

"Additional Ship" means a ship which is, or is to be, purchased by an Additional Ship Owner which (unless all of the Lenders acting in their reasonable discretion agree otherwise) must satisfy all of the Additional Ship Requirements;

"Additional Ship Requirements" means a ship which is proposed to be purchased by an Additional Ship Owner that satisfies the following requirements:

(a)	it is either a crude oil tanker, a product tanker, a chemical tanker, a bulk carrier or a container ship and, in the case of any tanker vessel, of double hull design;

(b)	on the Actual Drawdown Date of an Advance of the Tranche B Loan relating to such Additional Ship, such Additional Ship is no more than 12 years old;

(c)	it is purchased on normal, arm's-length commercial terms;

(d)	it maintains the highest class for vessels of the same age and type with a Classification Society, free of any overdue recommendations and conditions affecting class; and

(e)	it is to be registered under the law of an Approved Flag State.

"Additional Ship MOA" means, in relation to an Additional Ship, a memorandum of agreement to be made between the Additional Ship Seller and the Additional Ship Owner on terms and conditions acceptable to the Agent (such approval not to be unreasonably withheld if the Additional Ship satisfies all the Additional Ship Requirements);

"Additional Ship Seller" means the seller of an Additional Ship;

"Additional Ship Owner" means a company which is a direct or indirect wholly-owned subsidiary of the Borrower incorporated in a jurisdiction acceptable to the Majority Lenders (in their reasonable discretion) which shall be the owner of an Additional Ship and which will become a Guarantor hereunder pursuant to an Accession Agreement, it being understood that any Additional Ship Owner may be incorporated in an Approved Flag State without the consent of the Lenders;

"Advance" means the principal amount of each borrowing by the Borrower under this Agreement;

"Affected Lender" has the meaning assigned such term in Clause 4.5;

"Affiliate" means, as to any person, any other person that, directly or indirectly, controls, is controlled by or is under common control with such person or is a director or officer of such person, and for purposes of this definition, the term "control" (including the terms "controlling", "controlled by" and "under common control with") of a person means the possession, direct or indirect, of the power to vote 50% or more of the voting stock of such person or to direct or cause direction of the management and policies of such person, whether through the ownership of voting stock, by contract or otherwise;

"Approved Broker" means each of H. Clarkson & Company Limited, R.S. Platou Shipbrokers A.S., Fearnley AS, Lorentzen & Stemoco A/S, Simpson Spence & Young and such other internationally recognized ship brokers as the Agent may, with the consent of the Majority Lenders, approve from time to time in writing, such approval not to be unreasonably withheld;

"Approved Flag" means the Bahamas, Cypriot, Maltese, Marshall Islands, Liberian, Panamanian or Singapore flag or such other flag as the Agent may, with the consent of the

Majority Lenders, approve from time to time in writing as the flag on which a Ship shall be registered, such approval not to be unreasonably withheld;

"Approved Flag State" means The Bahamas, Cyprus, Malta, Marshall Islands, Liberia, Panama and Singapore or any other country in which the Agent may, with the consent of the Majority Lenders, approve from time to time in writing that a Ship be registered, such approval not to be unreasonably withheld;

"Approved Manager" means, in relation to each Ship, either:

(a)	Cardiff Marine Inc., a corporation incorporated in the Republic of Liberia and maintaining a ship management office at Omega Building, 80 Kifissias Avenue, Maroussi, 151 25, Greece; or

(b)	Wallem Shipmanagement, a company incorporated in Hong Kong and maintaining a ship management office at 12/F Warwick House East, Taikoo Place, 979 King's Road, Quarry Bay, Hong Kong,

or any other company which the Agent may, with the consent of the Majority Lenders, approve from time to time in writing as the technical or commercial manager of a Ship, such approval not to be unreasonably withheld;

"Assignment and Acceptance" means an assignment and acceptance entered into by a Lender and an assignee of such Lender, and accepted by the Agent, pursuant to Clause 19.2 hereof, in substantially the form of Schedule 4 hereto;

"AUGUSTA" means the 1996-built bulk carrier of 69,053 deadweight tons registered in the ownership of Kifissia under Marshall Islands flag with the name "AUGUSTA" and IMO Number 9134189;

"AUSTIN" means the 1995-built bulk carrier of 75,229 deadweight tons registered in the ownership of Oceanventure under Cypriot flag with the name "AUSTIN" and IMO Number 9083536;

"Availability Period" means any Business Day during the period commencing on September 18, 2007 and ending on:

(a)
in the case of the Tranche A Loan, the earlier of the Business Day immediately preceding the Maturity Date and the date on which the Total Commitments in respect of the Tranche A Loan are cancelled or terminated; or

(b)
in the case of the Tranche B Loan, the earlier of the third anniversary of the Closing Date and the date on which the Total Commitments in respect of the Tranche B Loan are fully borrowed, cancelled or terminated;

"Business Day" means a day on which dealings are carried out in the London Interbank Market and which is also a day on which commercial banks are not authorized or required to close in New York, New York, Hamburg, Germany, Athens, Greece, or Piraeus, Greece;

"Cash Equivalents" means (a) securities issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the United States of America is pledged in support thereof), (b) time deposits, certificates of deposit or deposits in the interbank market of any commercial bank of recognized standing organized under the laws of the United States of America, any state thereof or any foreign jurisdiction having capital and surplus in excess of $500,000,000, and rated at least A+ or the equivalent thereof by Standard & Poor's Rating Services in respect of both (a) and (b) above, in each case having maturities of not more than ninety (90) days from the date of acquisition; and (c) such other securities or instruments as the Majority Lenders shall agree in writing;

"Change of Control" means (a) any "person" (as such term is used in Section 13(d) and 14(d) of the Exchange Act) who is not now a beneficial owner of the Borrower becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 20% of the total voting power or ownership interest of the Borrower, or (b) the board of directors of the Borrower ceases to consist of a majority of the directors existing as of the date of this Agreement or directors nominated by at least two-thirds (2/3) of the then existing directors;

"Charter Assignment" means, in relation to a Ship, an assignment of any time or voyage charter party for such Ship with a duration in excess of 12 months, in the form set out in Appendix C hereto;

"Classification Society" means, in relation to a Ship, the American Bureau of Shipping, Det Norske Veritas, Lloyd's Register, Bureau Veritas, Nippon Kaiji Kyokai, Germanischer Lloyd or such other first-class vessel classification society which is a member of IACS that the Agent has, with the consent of the Majority Lenders, approved in writing, such approval not to be unreasonably withheld;

"Closing Date" means October 1, 2007;

"Collateral" means all property (including, without limitation, any proceeds thereof) referred to in the Finance Documents that is or is intended to be subject to any Security Interest in favor of the Security Trustee, for the benefit of the Lenders (and the Swap Bank if the Borrower enters into a Master Agreement with the Swap Bank), securing the obligations of the Borrower or a Guarantor under this Agreement or any other Finance Document;

"Collateral Maintenance Ratio" has the meaning assigned such term in Clause 10.3(d);

"Commitment" means, at any time with respect to each Lender and each Tranche of the Loan, the maximum sum to be advanced at such time by such Lender to the Borrower pursuant to this Agreement, which sum as of the Effective Date shall be the amount set forth opposite such Lender's name on Schedule 1 hereto, and "Total Commitments" means the aggregate of the Commitments of all the Lenders in respect of either Tranche or both Tranches, as the context may require, in each case as such amount may be reduced, cancelled or terminated in accordance with this Agreement (including, without limitation, as provided in Clause 2.1(a) hereof in respect of the Tranche A Loan);

"Compliance Certificate" means the certificate executed by the Borrower's chief financial officer or equivalent officer in the form set out in Appendix B hereto;

"Confirmation" and "Early Termination Date", in relation to any continuing Designated Transaction, have the meanings assigned such terms in the Master Agreement;

"Consolidated Net Worth" means, at any time, shareholders' equity of the Borrower on a consolidated basis determined in accordance with GAAP;

"Contractual Currency" has the meaning assigned such term in Clause 16.5;

"Credit Parties" means the Lenders, the Security Trustee, the Agent, the Lead Arranger, the Bookrunner and, if the Borrower enters into the Master Agreement, the Swap Bank, and in the singular means any of them;

"Deed of Covenant" means in relation to each Ship, if a deed of covenant is appropriate given the Mortgage on that Ship, a deed of covenant collateral to the Mortgage on that Ship, in the form set out in Appendix H-1, H-2, H-3 or H-7 hereto, as the case may be;

"Delivery Date" has the meaning assigned such term in Clause 8.2(b);

"Designated Transaction" means a Transaction which fulfills the following requirements;

(a)	it is entered into by the Borrower and the Swap Bank pursuant to the Master Agreement;

(b)
its purpose is to hedge the Borrower's exposure under this Agreement to fluctuations in the interest rate arising from the funding of the Loan (or any part thereof) for a period expiring no later than the Maturity Date;

(c)
the notional principal amount of such Transaction, together with all other continuing Designated Transactions, does not and in the future (taking into account the scheduled amortization thereof) will not exceed the aggregate amount of the Loan scheduled to be outstanding from time to time; and

(d)	it is designated by the Swap Bank, by delivery by the Swap Bank to the Agent of notice of designation, as a Designated Transaction for the purposes of the Finance Documents;

"Disbursement Authorization" has the meaning assigned such term in Clause 8.2(b);

"Dollars" and "$" means the lawful currency for the time being of the United States of America;

"Drawdown Notice" means a notice in the form set out in Schedule 2 hereto (or in any other form which the Agent approves or reasonably requires);

"Earnings" means, in respect of each Ship, all moneys whatsoever which are now, or later become, payable (actually or contingently) to the owner of such Ship and which arise out of the use or operation of such Ship, including (but not limited to):

(a)
all freight, hire and passage moneys, compensation payable to such owner in the event of requisition of such Ship for hire, remuneration for salvage and towage services, demurrage and detention moneys and damages for breach (or payments for variation or termination) of any charterparty or other contract for the employment of such Ship;

(b)	all moneys which are at any time payable under Insurances in respect of loss of earnings; and

(c)
if and whenever such Ship is employed on terms whereby any moneys falling within paragraphs (a) or (b) above are pooled or shared with any other person, that proportion of the net receipts of the relevant pooling or sharing arrangement which is attributable to such Ship;

"Earnings Account" means, collectively, the Kifissia Earnings Account, Oceanclarity Earnings Account, Oceanenergy Earnings Account, Oceanfighter Earnings Account, Oceanprime Earnings Account, Oceanresources Earnings Account, Oceanship Earnings Account, Oceanstrength Earnings Account, Oceantrade Earnings Account, Oceanventure Earnings Account, Oceanwealth Earnings Account and each other earnings account established with the Agent by the Borrower, an Additional Ship Owner or a Replacement Ship Owner, and in the singular means any one of them;

"Earnings Account Pledge" means a first priority pledge of the relevant Earnings Account in the form set out in Appendix D hereto;

"Earnings Assignment" means, in relation to a Ship, the first priority assignment of the Earnings and any Requisition Compensation of such Ship in the form set out in Appendix E hereto;

"EBITDA" means, for any accounting period, the consolidated net income of the Group for that accounting period;

(a)	plus, to the extent deducted in computing consolidated net income of the Group for that accounting period, the sum, without duplication, of:

(i)	all federal, state, local and foreign taxes and tax distributions,

(ii)	Net Interest Expense;

(iii)
depreciation, depletion, amortization of intangibles and other non-cash charges or non-cash losses (including non-cash transaction expenses and the amortization of debt discounts) and any extraordinary losses not incurred in the ordinary course of business; and

(iv)	any drydocking expenses;

(b)
minus, to the extent added in computing consolidated net income of the Group for that accounting period, any non-cash income or non-cash gains and any extraordinary gains on asset sales or otherwise not incurred in the ordinary course of business;

all determined on a consolidated basis in accordance with GAAP and as shown in the consolidated statements of income for the Group;

"Effective Date" has the meaning assigned such term in Clause 25.1;

"Eligible Assignee" means

(a)	any commercial bank organized under the laws of the United States, or any State thereof, and having total assets in excess of $1,000,000,000;

(b)
any commercial bank organized under the laws of any other country that is a member of the OECD or has concluded special lending arrangements with the International Monetary Fund Associated with its General Arrangements to Borrow, or a political subdivision of any such country, and having total assets in excess of $1,000,000,000, so long as such bank is acting through a branch or agency located in the United States or in the country in which it is organized or another country that is described in this clause (b);

(c)	the central bank of any country that is a member of the OECD;

(d)
any finance company, insurance company or other financial institution or fund (whether a corporation, partnership, trust or other entity) that (i) is not affiliated with the Borrower, (ii) is engaged in making, purchasing or otherwise investing in commercial loans in the ordinary course of its business and (iii) has total assets in excess of $1,000,000,000; and

(e)
any other Person (other than an Affiliate of the Borrower or a Guarantor) whose primary business is not owning, managing or chartering vessels approved by the Agent and the Borrower and having assets in excess of $1,000,000,000, such approval not to be unreasonably withheld;

"Environmental Law" means any law relating to pollution or protection of the environment, to the carriage of Environmentally Sensitive Material or to actual or threatened releases of Environmentally Sensitive Material;

"Environmental Permit" means any permit, approval, identification number, license or other authorization required under any Environmental Law;

"Environmentally Sensitive Material" means oil, oil products and any other substance (including any chemical, gas or other hazardous or noxious substance) which is (or is capable of being or becoming) polluting, toxic or hazardous;

"Estate" has the meaning assigned such term in Clause 26.1;

"Event of Default" means any of the events or circumstances described in Clause 14.1;

"Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

"Expected Drawdown Date" means, in respect of an Advance of all or a portion of any Tranche of the Loan available under this Agreement, the date requested by the Borrower in the

Drawdown Notice for such Advance to be made;

"Fair Market Value" means, in relation to each Ship, the market value of such Ship at any date that is shown by the average of two (2) valuations each prepared and addressed to the Agent:

(a)	as at a date not more than 30 days prior to the date such valuation is delivered to the Agent;

(b)	by an Approved Ship Broker;

(c)	with or without physical inspection of that Ship (as the Agent may require);

(d)
on the basis of a sale for prompt delivery for cash on normal arm's length commercial terms as between a willing seller and a willing buyer, free of any existing charter or other contract of employment (and with no value to be given to any pooling arrangements); and

(e)	after deducting the estimated amount of the usual and reasonable expenses which would be incurred in connection with the sale;

"Fee Letter" means the letter dated August 30, 2007 from Nordea Bank Norge ASA to the Borrower;

"Finance Documents" means:

(a)	this Agreement;

(b)	the Notes;

(c)	the Master Agreement (if executed);

(d)	the Charter Assignments;

(e)	the Earnings Account Pledges;

(f)	the Earnings Assignments;

(g)	the Insurance Assignments;

(h)	the Mortgages and any related Deed of Covenant;

(i)	the Second Statutory Mortgages;

(j)	the Share Pledges; and

(k)
any other document (whether creating a Security Interest or not) which is executed at any time by any Obligor or any other person as security for, or to establish any form of subordination or priorities arrangement in relation to, any amount payable to or for the benefit of a Credit Party under this Agreement or any of the documents referred to in this definition;

"Financial Indebtedness" means, in relation to a person (the "debtor"), a liability of the debtor;

(a)	for principal, interest or any other sum payable in respect of any moneys borrowed or raised by the debtor;

(b)	under any bond, note or other security issued by the debtor;

(c)	under any acceptance credit, guarantee or letter of credit facility made available to the debtor;

(d)	under a financial lease, a deferred purchase consideration arrangement or any other agreement having the commercial effect of a borrowing or raising of money by the debtor;

(e)
under any interest or currency swap or any other kind of derivative transaction entered into by the debtor or, if the agreement under which any such transaction is entered into requires netting of mutual liabilities, the liability of the debtor for the net amount; or

(f)
under a guarantee, indemnity or similar obligation entered into by the debtor in respect of a liability of another person which would fall within (a) to (e) if the references to the debtor referred to the other person;

"Financial Year" means in relation to the Group, each period of one (1) year commencing on January 1 of each year and ending on December 31 of such year in respect of which its consolidated accounts are or ought to be prepared;

"First Expected Drawdown Date" means the Expected Drawdown Date requested by the Borrower in the first Drawdown Notice submitted by the Borrower to the Agent for an Advance of all or a portion of either Tranche of the Loan available under this Agreement;

"Funded Debt" means, on a consolidated basis for the Borrower (without duplication), the sum of (a) all Financial Indebtedness of the Borrower on a consolidated basis, (b) all obligations to pay a specific purchase price for goods or services whether or not delivered or accepted (including take-or-pay and similar obligations which in accordance with GAAP would be shown on the liability side of a balance sheet), (c) all net obligations under interest rate agreements and (d) all guarantees of non-consolidated entity obligations, provided that balance sheet accruals for future drydock expenses shall not be classified as Funded Debt;

"GAAP" has the meaning assigned such term in Clause 1.6;

"Group" means the Borrower and its subsidiaries (whether direct or indirect and including, but not limited to, the Guarantors) from time to time during the Security Period;

"Guaranteed Obligations" has the meaning assigned such term in Clause 11.1;

"Guaranteed Party" has the meaning assigned such term in Clause 11.1;

"Guarantee" has the meaning assigned such term in Clause 11.1;

"HELENA" means the 1999-built bulk carrier of 73,744 deadweight tons registered in the ownership of Oceanenergy under Marshall Islands flag with the name "HELENA" and IMO Number 9185736;

"IACS" means the International Association of Classification Societies;

"Insurances" means, in relation to a Ship:

(a)
all policies and contracts of insurance, including entries of such Ship in any protection and indemnity or war risks association, which are effected in respect of such Ship, her Earnings or otherwise in relation to her; and

(b)	all rights and other assets relating to, or derived from, any of the foregoing, including any rights to a return of a premium;

"Insurance Assignment" means, in relation to a Ship, the first priority assignment of the Insurances of such Ship in the form set out in Appendix F hereto;

"Interest Period" means a period determined in accordance with Clause 5;

"Intermediate Holding Companies" means, collectively, Kifissia Star Shareholders, Oceanclarity Shareholdings, Oceanenergy Shareholdings, Oceanfighter Shareholders, Oceanprime Shareholdings, Oceanresourses Shareholdings, Oceanship Shareholdings, Oceanstrength Shareholdings, Oceantrade Shareholdings, Oceanventure Shareholdings, Oceanwealth Shareholdings and each such other wholly owned subsidiary of the Borrower designated as the sole shareholder in respect of each Additional Ship Owner, and in respect of each Guarantor "Intermediate Holding Company" means:

(a)	Kifissia Star Shareholders, in respect of Kifissia;

(b)	Oceanclarity Shareholdings, in respect of Oceanclarity;

(c)	Oceanenergy Shareholdings, in respect of Oceanenergy;

(d)	Oceanfighter Shareholders, in respect of Oceanfighter;

(e)	Oceanprime Shareholdings, in respect of Oceanprime;

(f)	Oceanresourses Shareholdings, in respect of Oceanresources;

(g)	Oceanship Shareholdings, in respect of Oceanship;

(h)	Oceanstrength Shareholdings, in respect of Oceanstrength;

(i)	Oceantrade Shareholdings, in respect of Oceantrade;

(j)	Oceanventure Shareholdings, in respect of Oceanventure; and

(k)	Oceanwealth Shareholdings, in respect of Oceanwealth;

"ISM Code" means in relation to its application to each Ship and its operation:

(a)
'The International Management Code for the Safe Operation of Ships and for Pollution Prevention', currently known or referred to as the 'ISM Code' (including the guidelines on its implementation), adopted by the International Maritime Organization ("IMO") as Resolution A.741(18) and Resolution A.913(22) (superseding Resolution A.788(19)) (and the terms "safety management system", "Safety Management Certificate" and "Document of Compliance" have the same meanings as are given to them in the ISM Code); and

(b)
all further resolutions, circulars, codes, guidelines, regulations and recommendations which are now or in the future issued by or on behalf of the IMO or any other entity with responsibility for implementing the ISM Code;

as the same may be amended, supplemented or replaced from time to time;

"ISM Code Documentation" includes, in respect of a Ship:

(a)	the Document of Compliance and Safety Management Certificate issued pursuant to the ISM Code in relation to such Ship within the periods specified by the ISM Code;

(b)	all other documents and data which are relevant to the safety management system and its implementation and verification which the Agent may require; and

(c)
any other documents which are prepared or which are otherwise relevant to establish and maintain such Ship's compliance or the compliance of the Borrower or the Approved Manager with the ISM Code which the Agent may require;

"ISM Responsible Person" means, in respect of a Ship:

(a)
each and every person who has assumed responsibility for the operation of such Ship and has agreed to take over or is required to assume responsibility for the performance or observance of the duties and responsibilities imposed by the ISM Code; and

(b)
each and every person ashore who is a 'designated person' for the purposes of the ISM Code with direct access to the highest level of management of such Ship's owner or operator and who, in that capacity, has under the ISM Code responsibility and authority which includes:

(i)	monitoring the safety and pollution prevention aspects of the operation of such Ship; and

(ii)	ensuring that adequate resources and shore-based support are supplied, as required, in each case, under the ISM Code;

"ISPS Code" means in relation to its application to the Borrower, the Approved Manager, a Ship and its operation, the International Ship and Port Facility Security Code constituted pursuant to resolution A.924(22) of the IMO adopted by a Diplomatic Conference of the IMO on Maritime Security on 13 December 2002 and now set out in Chapter XI-2 of the Safety of Life at Sea Convention (SOLAS) 1974 (as amended);

"ISPS Code Documentation" includes:

(a)	the International Ship Security Certificate issued pursuant to the ISPS Code in relation to each Ship within the period specified in the ISPS Code; and

(b)	all other documents and data which are relevant to the ISPS Code and its implementation and verification which the Agent may require;

"JUNEAU" means the 1990-built bulk carrier of 149,495 deadweight tons registered in the ownership of Oceanresources under Maltese flag with the name "JUNEAU" and IMO Number 8906688;

"Kifissia Earnings Account" means the account established by Kifissia with the Agent into which Kifissia shall deposit or cause to be deposited all Earnings and any Requisition Compensation of its Ship;

"Kifissia Star Shareholders" means Kifissia Star Shareholders Inc., a Marshall Island corporation;

"LANSING" means the 1996-built bulk carrier of 73,040 deadweight tons registered in the name of Oceanstrength under Marshall Islands flag with the name "LANSING" and IMO Number 9113410;

"Lenders" means, collectively, the Existing Lenders and any bank or financial institution which becomes a lender pursuant to Clause 19 or Clause 24 hereof, and in the singular means any one of them;

"Lending Office" means, with respect to any Lender, the office of such Lender specified as its "Lending Office" under its name on Schedule 1 hereto or in the Assignment and Acceptance pursuant to which it became a Lender, or such other office of such Lender as such Lender may from time to time specify to the Borrower and the Agent;

"LIBOR" means (a) the applicable Screen Rate or (b) if no Screen Rate is available for the relevant Interest Period the arithmetic mean of the rates (rounded upwards to four decimal places) as supplied to the Agent at its request quoted by the Reference Banks to leading banks in the London interbank market, in the case of either (a) or (b) at or about 11;00 a.m. (London time) on the Quotation Date for the offering of deposits in the currency of the Loan for a period comparable to the relevant Interest Period, in each case for an amount approximately equal to the principal amount of the Advance to be outstanding during the applicable Interest Period;

"Liquidity" means, at any time, the sum of (a) cash, (b) Cash Equivalents and (c) undrawn availability under the Tranche A Loan with a maturity in excess of 12 months;

"Loan" means the aggregate principal amount of the Advances outstanding under this Agreement from time to time;

"Major Casualty" means, in relation to a Ship, any casualty to such Ship in respect of which the claim or the aggregate of the claims against all insurers, before adjustment for any relevant franchise or deductible, exceeds $1,000,000 or the equivalent in any other currency;

"Majority Lenders" means, at any time, Lenders holding more than 66-2/3% of the Loan or, if no such principal amount is then outstanding, Lenders having more than 66-2/3% of the Total Commitments then effect;

"Manager's Undertaking" means, in relation to a Ship, the letter executed or to be executed by an Approved Manager in the form set out in Appendix F-1 or F-2 (as the case may be) hereto;

"Mandatory Commitment Reduction Amount" has the meaning assigned such term in Clause 7.9;

"Mandatory Prepayment Ratio" means a fraction, the numerator of which is the Fair Market Value of the relevant Ship and denominator of which is the aggregate Fair Market Value of all of the Ships;

"Margin" means, in respect of each Tranche of the Loan, 1.30 percent per annum from the Effective Date;

"Margin Stock" has the meaning specified in Regulation U of the Board of Governors of the Federal Reserve System and any successor regulations thereto, as in effect from time to time;

"Master Agreement" means the agreement dated October 1, 2007 and made between the Borrower and the Swap Bank on the 2002 ISDA (Multicurrency - Cross Border) form and the schedule thereto (including each Transaction entered into, and the Confirmation relating to it exchanged, under said agreement), as amended, to hedge the exposure of the Borrower to interest rate fluctuations under this Agreement;

"Maturity Date" means the eighth anniversary of the Closing Date;

"Mortgage" means, in relation to a Ship, a first priority or, as the case may be, preferred mortgage on such Ship under the relevant Approved Flag, in the form set out in Appendix G-1, G-2, G-3, G-4, G-5, G-6 or G-7 hereto, as the case may be, as the same may be amended by any amendment or addendum thereto in form and substance satisfactory to the Agent;

"Negotiation Period" has the meaning assigned such term in Clause 4.7;

"Net Interest Expense" means the aggregate of all interest, commitment and other fees, commissions, discounts and other costs, charges or expenses accruing due from all the members the Group during the relevant accounting period less interest income received, determined on a consolidated basis in accordance with GAAP and as shown in the consolidated statements of income for the Group;

"Notes" means, collectively, the Tranche A Loan Note and the Tranche B Loan Note, and in the singular means either one of them;

"Obligors" means the Borrower and the Guarantors, and in the singular means any of them;

"OFAC" has the meaning assigned such term in Clause 9.18;

"Oceanclarity Earnings Account" means the account established by Oceanclarity with the Agent into which Oceanclarity shall deposit or cause to be deposited all Earnings and any Requisition Compensation of its Ship;

"Oceanenergy Earnings Account" means the account established by Oceanenergy with the Agent into which Oceanenergy shall deposit or cause to be deposited all Earnings and any Requisition Compensation of its Ship;

"Oceanfighter Earnings Account" means the account established by Oceanfighter with the Agent into which Oceanfighter shall deposit or cause to be deposited all Earnings and any Requisition Compensation of its Ship;

"Oceanprime Earnings Account" means the account established by Oceanprime with the Agent into which Oceanprime shall deposit or cause to be deposited all Earnings and any Requisition Compensation of its Ship;

"Oceanresources Earnings Account" means the account established by Oceanresources with the Agent into which Oceanresources shall deposit or cause to be deposited all Earnings and any Requisition Compensation of its Ship;

"Oceanship Earnings Account" means the account established by Oceanship with the Agent into which Oceanship shall deposit or cause to be deposited all Earnings and any Requisition Compensation of its Ship;

"Oceanstrength Earnings Account" means the account established by Oceanstrength with the Agent into which Oceanstrength shall deposit or cause to be deposited all Earnings and any Requisition Compensation of its Ship;

"Oceantrade Earnings Account" means the account established by Oceantrade with the Agent into which Oceantrade shall deposit or cause to be deposited all Earnings and any Requisition Compensation of its Ship;

"Oceanventure Earnings Account" means the account established by Oceanventure with the Agent into which Oceanventure shall deposit or cause to be deposited all Earnings and any Requisition Compensation of its Ship;

"Oceanwealth Earnings Account" means the account established by Oceanwealth with the Agent into which Oceanwealth shall deposit or cause to be deposited all Earnings and any Requisition Compensation of its Ship;

"Oceanclarity Shareholdings" means Oceanclarity Shareholdings Limited, a Marshall Islands corporation;

"Oceanenergy Shareholdings" means Oceanenergy Shareholdings Limited, a Marshall Islands corporation;

"Oceanfighter Shareholders" means Oceanfighter Shareholders Inc., a Marshall Islands corporation;

"Oceanprime Shareholdings" means Oceanprime Shareholdings Limited, a Marshall Islands corporation;

"Oceanresources Shareholdings" means Oceanresources Shareholdings Limited, a Marshall Islands corporation;

"Oceanship Shareholdings" means Oceanship Shareholdings Limited, a Marshall Islands corporation;

"Oceanstrength Shareholdings" means Oceanstrength Shareholdings Limited, a Marshall Islands corporation;

"Oceantrade Shareholdings" means Oceantrade Shareholdings Limited, a Marshall Islands corporation;

"Oceanventure Shareholdings" means Oceanventure Shareholdings Limited, a Marshall Islands corporation;

"Oceanwealth Shareholdings" means Oceanwealth Shareholdings Limited, a Marshall Islands corporation;

"OLINDA" means the 1996-built bulk carrier of 79,643 gross tons registered in the ownership of Oceanfighter under Maltese flag with the name "OLINDA" and IMO Number 9033971;

"Original Fleet" means, collectively, "AUSTIN", "HELENA", "JUNEAU", "LANSING" "PIERRE", "TOPEKA" and "TRENTON" and, in the singular means any of them;

"PATRIOT Act" has the meaning assigned such term in Clause 8.1(a)(ii);

"Payment Currency" has the meaning assigned such term in Clause 16.5;

"Permitted Security Interests" means:

(a)	Security Interests created by the Finance Documents;

(b)	liens for unpaid master's and crew's wages in accordance with usual maritime practice;

(c)	liens for salvage;

(d)	liens arising by operation of law for not more than two (2) months' prepaid hire under any charter in relation to a Ship not prohibited by this Agreement;

(e)
liens for master's disbursements incurred in the ordinary course of trading and any other lien arising by operation of law or otherwise in the ordinary course of the operation, repair or maintenance of a Ship, provided that such liens do not secure amounts more than 30 days overdue (unless the overdue amount is being contested by the Borrower or a Guarantor (as the case may be) in good faith by appropriate steps);

(f)
any Security Interest created in favor of a plaintiff or defendant in any action of the court or tribunal before whom such action is brought as security for costs and expenses where the Borrower or a Guarantor (as the case may be) is prosecuting or defending such proceedings or arbitration in good faith by appropriate steps provided such Security Interest does not (and is not likely to) result in any sale, forfeiture or loss of a Ship; and

(g)
Security Interests arising by operation of law in respect of taxes which are not overdue for payment or in respect of taxes being contested in good faith by appropriate steps and in respect of which appropriate reserves have been made;

"Pertinent Jurisdiction" means, in relation to a company:

(a)	the country under the laws of which the company is incorporated or formed;

(b)	a country in which the company's central management and control is or has recently been exercised;

(c)	a country in which the overall net income of the company is subject to corporation tax, income tax or any similar tax;

(d)
a country in which assets of the company (other than securities issued by, or loans to, related companies) having a substantial value in relation to the total assets of such company are situated, in which the company maintains a permanent place of business, or in which a Security Interest created by the company must or should be registered in order to ensure its validity or priority;

(e)
a country the courts of which have jurisdiction to make a winding up, administration or similar order in relation to the company or which would have such jurisdiction if their assistance were requested by the courts of a country referred to in paragraphs (b) or c above; and

(f)	any political subdivision of any of the foregoing;

"PIERRE" means the 1996-built bulk carrier of 70,316 deadweight tons registered in the ownership of Oceanwealth under Marshall Islands flag with the name "PIERRE" and IMO Number 9109483;

"PINK SANDS" means the 1993-built tanker of 95,000 deadweight tons registered in the ownership of Oceanclarity under Maltese flag with the name "PINK SANDS" and IMO Number 8920866;

"Potential Event of Default" means an event or circumstance which, with the giving of any notice, the lapse of time, and/or a determination of the Majority Lenders would constitute an Event of Default;

"Quotation Date" means, in relation to any Interest Period (or any other period) for which an interest rate is to be determined under any provision of a Finance Document) the day on which quotations would ordinarily be given by leading banks in the London Interbank Market for deposits in the currency in relation to which such rate is to be determined for delivery on the first day of that Interest Period or other period;

"Ratable Portion" means, as to any Lender at any time, (a) with respect to any Advance of a Tranche, the percentage obtained by dividing such Lender's Commitment in relation to such Tranche by the Total Commitments in relation to such Tranche, and (b) in all other cases, a fraction (expressed as a percentage) the numerator of which is the Commitment of such Lender at such time and the denominator of which is the Total Commitments at such time, provided that if the Ratable Portion of any Lender is to be determined after the Total Commitment in respect of a Tranche has been terminated, then the percentages of the Lenders shall be determined immediately prior (and without giving effect) to such termination;

"Reference Banks" means, for purposes of LIBOR, the reference banks chosen from time to time by the British Bankers' Association;

"Register" has the meaning assigned such term in Clause 19.2(c);

"Repayment Date" means a date on which a repayment is required to be made under Clause 7;

"Replacement Ship" has the meaning assigned such term in Clause 7.9(b);

"Replacement Ship Owner" means a company which is a direct or indirect wholly-owned subsidiary of the Borrower incorporated in a jurisdiction acceptable to the Lenders (in their reasonable discretion) which shall be the owner of a Replacement Ship and which will become a Guarantor hereunder pursuant to an Accession Agreement, it being understood that any Replacement Ship Owner may be incorporated in an Approved Flag State without the consent of the Lenders;

"Requisition Compensation" includes all compensation or other moneys payable by reason of any act or event such as is referred to in paragraph (b) of the definition of "Total Loss";

"RICHMOND" means the 1995-built bulk carrier of 70,000 deadweight tons registered in the ownership of Oceanprime under Marshall Islands flag with the name "RICHMOND" and IMO Number 9085936;

"Screen Rate" means, in relation to LIBOR, the British Bankers' Association Interest Settlement Rate for the relevant currency and period displayed on the appropriate page of the Reuters screen. If the agreed page is replaced or service ceases to be available, the Agent may specify another page or service displaying the appropriate rate after consultation with the Borrower and the Majority Lenders;

"Second Statutory Mortgage" means a second priority Cypriot mortgage and related deed of covenants on each of the AUSTIN and TRENTON, in form and substance satisfactory to the Agent;

"Secured Liabilities" means all liabilities which the Obligors or any of them have, at the date of this Agreement or at any later time or times, under or by virtue of the Finance Documents or any judgment relating to the Finance Documents; and for this purpose, there shall be disregarded any total or partial discharge of these liabilities, or variation of their terms, which is effected by, or in connection with, any bankruptcy, liquidation, arrangement or other procedure under the insolvency laws of any country;

"Security Interest" means:

(a)	a mortgage, charge or pledge, any maritime or other lien or any other security interest of any kind;

(b)	the rights of the plaintiff under an action in rem in which the vessel concerned has been arrested or a writ has been issued or similar steps taken; and

(c)
any arrangement entered into by a person (A) the effect of which is to place another person (B) in a position which is similar, in economic terms, to the position in which B would have been had he held a security interest over an asset of A; but this does not apply to a right of set off or combination of accounts conferred by the standard terms of business of a bank or financial institution;

"Security Period" means the period commencing on the date of this Agreement and ending on the date on which the Agent notifies the Borrower that;

(a)	all amounts which have become due for payment by any Obligor under the Finance Documents have been paid;

(b)	no amount is owing or has accrued (without yet having become due for payment) under any Finance Document and all Commitments have been terminated; and

(c)	no Obligor has any future or contingent liability under Clause 15, 16 or 17 below or any other provision of this Agreement or another Finance Document;

"Seller's Bank" has the meaning assigned such term in Clause 8.2(b);

"Share Pledge" means the pledge of the share capital of each Guarantor in the form set out in Appendix I hereto;

"Ships" means, collectively, (a) the Original Fleet, (b) the AUGUSTA, OLINDA, PINK SANDS, RICHMOND and any other Additional Ships and (c) without duplication, any Replacement Ships substituted for any of the foregoing, and in the singular means any of them;

"Subsequent Advance" has the meaning assigned such term in Clause 5.3(b);

"TOPEKA" means the 2000-built bulk carrier of 74,716 deadweight tons registered in the ownership of Oceantrade under Maltese flag with the name "TOPEKA" and IMO Number 9211585;

"Total Capitalization" means the sum of Funded Debt and Consolidated Net Worth;

"Total Loss" means, in relation to a Ship;

(a)	actual, constructive, compromised, agreed or arranged total loss of such Ship;

(b)
any expropriation, confiscation, requisition or acquisition of such Ship, whether for full consideration, a consideration less than her proper value, a nominal consideration or without any consideration, which is effected by any government or official authority or by any person or persons claiming to be or to represent a government or official authority, excluding a requisition for hire for a fixed period not exceeding one year without any right to an extension;

(c)	any final and non-appealable condemnation of such Ship by any tribunal or by any person or persons claiming to be a tribunal; or

(d)	any capture, seizure or detention of such Ship (including any hijacking or theft) unless she is within 45 days redelivered to the full control of its owner;

"Total Loss Date" means, in relation to a Ship:

(a)	in the case of an actual loss of such Ship, the date on which it occurred or, if that is unknown, the date when such Ship was last heard of;

(b)	in the case of a constructive, compromised, agreed or arranged total loss of such Ship, the earliest of;

(i)	the date on which a notice of abandonment is given to the insurers; and

(ii)	the date of any compromise, arrangement or agreement made by or on behalf of the owner with the Ship's insurers in which the insurers agree to treat such Ship as a total loss; and

(c)	in the case of any other type of total loss, on the date (or the most likely date) on which it appears to the Majority Lenders that the event constituting the total loss occurred;

"Tranche A Loan" has the meaning assigned such term in the recitals;

"Tranche A Loan Note" means a promissory note of the Borrower, substantially in the form of Appendix H-1 hereto, payable to the order of the Agent evidencing the aggregate indebtedness of the Borrower under the Tranche A Loan;

"Tranche B Loan" has the meaning assigned such term in the recitals;

"Tranche B Loan Note" means a promissory note of the Borrower, substantially in the form of Appendix H-2 hereto, payable to the order of the Agent evidencing the aggregate indebtedness of the Borrower under the Tranche B Loan;

"Tranches" means, collectively, the Tranche A Loan and the Tranche B Loan, and in the singular means either one of them;

"Transaction" has the meaning assigned such term in the Master Agreement; and

"TRENTON" means the 1995-built bulk carrier of 75,229 deadweight tons registered in the name of Oceanship under Cypriot flag with the name "TRENTON" and IMO Number 9083524.

1.2        Construction of certain terms. In this Agreement:

"asset" includes every kind of property, asset, interest or right, including any present, future or contingent right to any revenues or other payment;

"company" includes any corporation, limited liability company, partnership, joint venture unincorporated association, joint stock company and trust;

"consent" includes an authorization, consent, approval, resolution, license, exemption, filing, registration, notarization and/or legalization;

"contingent liability" means a liability which is not certain to arise and/or the amount of which remains unascertained;

"document" includes a deed; also a letter, whether in paper or digital form, fax or telex;

"expense" means any kind of cost, charge or expense (including all legal costs, charges and expenses) and any applicable value added or other tax;

"law" includes any form of delegated legislation, any order or decree, any treaty or international convention and any regulation or resolution of the United States of America, any state thereof, the Council of the European Union, the European Commission, the United Nations or its Security Council or any other Pertinent Jurisdiction;

"legal or administrative action" means any legal proceeding or arbitration and any administrative or regulatory action or investigation;

"liability" includes every kind of debt or liability (present or future, certain or contingent), whether incurred as principal or surety or otherwise;

"months" shall be construed in accordance with Clause 1.3;

"parent company" has the meaning assigned such term in Clause 1.4;

"person" includes natural persons, any company; any state, political sub-division of a state and local or municipal authority; and any international organization;

"regulation" includes any regulation, rule, official directive, request or guideline whether or not having the force of law of any governmental, intergovernmental or supranational body, agency, department or regulatory, self-regulatory or other authority or organization;

"subsidiary" has the meaning assigned such term in Clause 1.4;

"successor" includes any person who is entitled (by assignment, novation, merger or otherwise) to any other person's rights under this Agreement or any other Finance Document (or any interest in those rights) or who, as administrator, liquidator or otherwise, is entitled to exercise those rights; and in particular references to a successor include a person to whom those rights (or any interest in those rights) are transferred or pass as a result of a merger, division, reconstruction or other reorganization of it or any other person;

"tax" includes any present or future tax, duty, impost, levy or charge of any kind which is imposed by any state, any political sub-division of a state or any local or municipal authority (including any such imposed in connection with exchange controls), and any connected penalty, interest or fine.

1.3
Meaning of "month". A period of one or more "months" ends on the day in the relevant calendar month numerically corresponding to the day of the calendar month on which the period started ("the numerically corresponding day"), but;

(a)
on the Business Day following the numerically corresponding day if the numerically corresponding day is not a Business Day or, if there is no later Business Day in the same calendar month, on the Business Day preceding the numerically corresponding day; or

(b)
on the last Business Day in the relevant calendar month, if the period started on the last Business Day in a calendar month or if the last calendar month of the period has no numerically corresponding day;

and "month" and "monthly" shall be construed accordingly.

1.4	Meaning of "subsidiary". A company (S) is a subsidiary of another company (P) (the "parent company") if:

(a)
a majority of the issued equity in S (or a majority of the issued equity in S which carry unlimited rights to capital and income distributions) are directly owned by P or are indirectly attributable to P; or

(b)	P has direct or indirect control over a majority of the voting rights attaching to the issued shares of S; or

(c)	P has the direct or indirect power to appoint or remove a majority of the directors of S; or

(d)	P otherwise has the direct or indirect power to ensure that the affairs of S are conducted in accordance with the wishes of P;

and any company of which S is a subsidiary is a parent company of S.

1.5         General Interpretation.

(a)         Agreement:

(i)	references to, or to a provision of, a Finance Document or any other document are references to it as amended or supplemented, whether before the date of this Agreement or otherwise;

(ii)	references to, or to a provision of, any law include any amendment, extension, reenactment or replacement, whether made before the date of this Agreement or otherwise;

(iii)	words denoting the singular number shall include the plural and vice versa; and

(iv)	Clauses 1.1 to 1.4 and paragraph of this Clause 1.5 apply unless the contrary intention appears;

(b)
References in Clause 1.1 to a document being in the form of a particular Appendix or Schedule include references to that form with any modifications to that form which the Agent approves or reasonably requires; and

(c)	The clause headings shall not affect the interpretation of this Agreement.

1.6
Accounting Terms. Unless otherwise specified herein, all accounting terms used in this Agreement and in the other Finance Documents shall be interpreted, and all financial statements and certificates and reports as to financial matters required to be delivered to the Agent or to the Lenders under this Agreement shall be prepared, in accordance with generally accepted accounting principles for the United States ("GAAP") as from time to time in effect.

1.7
Certain Matter Regarding Materiality. To the extent that any representation, warranty, covenant or other undertaking of an Obligor in this Agreement or any other Finance Document is qualified by reference to those which are not reasonably expected to result in a "material adverse effect" or language of similar import, no inference shall be drawn therefrom that any Agent or any Lender or any other Credit Party has knowledge or approves of any noncompliance by such Obligor with any governmental rule.

2           FACILITY

2.1
Amount of facility. Subject to the other provisions of this Agreement (including without limitation Clause 24), the Lenders severally agree to make available to the Borrower a loan facility in the aggregate principal amount of up to $325,000,000 divided into two Tranches as follows:

(a)
the Tranche A Loan, which shall be in a principal amount of up to $200,000,000; provided that a maximum principal amount of $122,000,000 shall be available until delivery of the RICHMOND and PINK SANDS (or another vessel of similar or better age, type, quality, condition and value acceptable to the Majority Lenders), whereupon an additional $48,000,000 (in the case of the RICHMOND) and $30,000,000 (in the case of the PINK SANDS or another vessel of similar or better age, type, quality, condition and value acceptable to the Majority Lenders) shall become available; and

(b)
the Tranche B Loan, which shall be in a principal amount of up to $125,000,000 (provided that the Commitments in respect of the Tranche B Loan shall be reduced on the third anniversary of the Closing Date by an amount equal to the undrawn amount (if any) of the Tranche B Loan on such date).

2.2
Advances. Each Tranche of the loan facility shall be made available to the Borrower in multiple Advances on any Business Day from time to time during the applicable Availability Period, provided that each Advance shall be in an amount of not less than $1,000,000.

2.3
Lenders' participations. Subject to the other provisions of this Agreement, each Lender shall participate in each Advance in an amount equal to its Ratable Portion of such Advance as at the relevant Drawdown Date.

2.4	Purpose of Loan. The Borrower undertakes to use the Loan only for the purposes stated in the recitals to this Agreement.

3	DRAWDOWN

3.1
Request for an Advance. Subject to the following conditions, the Borrower may request an Advance or multiple Advances to be made by delivering to the Agent a completed Drawdown Notice in respect of such Advance or Advances not later than 11;00 a.m. (New York time) five (5) Business Days prior to the Expected Drawdown Date thereof. The Agent shall promptly notify the Lenders that it has received a Drawdown Notice and shall inform each Lender of:

(a)	the amount of the requested Advance(s), the Expected Drawdown Date and the Tranche(s) to which such Advance(s) relate(s);

(b)	the amount of each Lender's Ratable Portion of such Advance(s); and

(c)	the duration of the first Interest Period applicable to such Advance(s).

3.2	Conditions to availability. The conditions referred to in Clause 3.1 are that:

(a)	the Expected Drawdown Date and Actual Drawdown Date must be a Business Day during the applicable Availability Period;

(b)	in respect of the Tranche B Loan:

(i)
there shall be no more than two Advances in respect of each Additional Ship to finance (A) any deposit of up to 10% of the purchase price stated in the relevant Additional Ship MOA and (B) the balance of such purchase price remaining due after deduction of any amount advanced to pay the deposit; and

(ii)
the aggregate outstanding principal amount of the Tranche A Loan and the Tranche B Loan (on a pro forma basis after giving effect to the proposed Advance in respect of the Tranche B Loan) shall not exceed 60% of the aggregate Fair Market Value of the Ships;

(c)	the outstanding principal amount of each Tranche of the Loan shall not exceed the amounts stated in Clause 2.1 for such Tranche (or the Commitments in respect of such Tranche);

(d)	each Advance shall be in an amount of not less than $1,000,000 and there shall be nor more than eight (8) Advances outstanding at any time; and

(e)	the applicable conditions precedent stated in Clause 8 hereof shall have been satisfied or waived as provided therein.

3.3
Drawdown Notice irrevocable. A Drawdown Notice must be signed by an officer or duly authorized attorney-in-fact of the Borrower; and once served, a Drawdown Notice cannot be revoked without the prior consent of the Agent, acting with the authority of the Majority Lenders.

3.4	Disbursement of an Advance. Subject to the provisions of this Agreement:

(a)
Each Lender shall before 11:00 a.m. (New York City time) make its Ratable Portion of each Advance available to the Agent, for the account of the Borrower, on and with the value date of the Expected Drawdown Date for such Advance. After the Agent's receipt of such funds and upon fulfillment or waiver of the applicable conditions set forth in Clause 8 hereof, the Agent will make such funds available to the Borrower by paying such funds to such account(s) which the Borrower specifies in the Drawdown Notice. The payment by the Agent under this Clause 3.4 to such account(s) shall constitute the making of an Advance to the Borrower and the Borrower shall thereupon become indebted to each Lender in an amount equal to such Lender's Ratable Portion of each Advance.

(b)
Unless the Agent shall have received notice from a Lender prior to the relevant Expected Drawdown Date that such Lender will not make available to the Agent such Lender's Ratable Portion of an Advance, the Agent may assume, or at its option request confirmation from such Lender, that such Lender has made its Ratable Portion available to the Agent on such date in accordance with subsection (a) of this Clause 3.4 and the Agent may in its sole discretion, in reliance upon such assumption or confirmation (as the case may be), make available to the Borrower (by paying such funds to such account(s) which the Borrower specifies in the Drawdown Notice) on such date a corresponding amount. If and to the extent that such Lender shall not have so made such Ratable Portion available to the Agent, such Lender and the Borrower (but without duplication) severally agree to repay to the Agent forthwith on demand such corresponding amount, together with interest thereon, for each day from the date such amount is made available to the Borrower by the Agent until the date such amount is repaid to the Agent, at the LIBOR rate for overnight or weekend deposits. If such Lender shall pay to the Agent such corresponding amount, such amount so paid shall constitute such Lender's Ratable Portion of such Advance for purposes of this Agreement. Nothing in this Clause 3.4(b) shall be deemed to relieve any Lender of its obligation to make Advances to the extent provided in this Agreement.

(c)
In the event that the Borrower is required to repay all or a portion of an Advance pursuant to Clause 3.4(b), as between the Borrower and the defaulting Lender, the liability for any breakage costs as described in Clause 16.2 shall be borne by the defaulting Lender, provided that if the defaulting Lender has not paid any such breakage costs upon demand by the Agent therefor, the Borrower shall pay such breakage costs upon demand by the Agent and the

Borrower shall be entitled to recover from the defaulting Lender any such payment for breakage costs made by the Borrower.

3.5
Notation of Advances on Notes. Each Advance of a Tranche made by the Lenders to the Borrower may be evidenced by a notation of the same made by the Agent on the grid attached to the relevant Note, which notation, absent manifest error, shall be prima facie evidence of the amount of the relevant Advance.

4	INTEREST

4.1
Normal rate of interest. Subject to the provisions of this Agreement, the rate of interest on each Advance of a Tranche in respect of an Interest Period shall be the aggregate of LIBOR and the applicable Margin for that Interest Period.

4.2
Payment of normal interest. Subject to the provisions of this Agreement, interest on each Advance of a Tranche or any part thereof in respect of each Interest Period shall be paid by the Borrower on the last day of that Interest Period.

4.3
Payment of accrued interest. In the case of an Interest Period longer than three (3) months, accrued interest shall be paid in arrears on the last day of every three (3) month period during that Interest Period and on the last day of that Interest Period.

4.4	Notification of interest rate. The Agent shall notify the Borrower and each Lender of the rate of interest as soon as it is determined.

4.5	Notification of market disruption. The Agent shall promptly notify the Borrower if:

(a)	it is unable to determine LIBOR;

(b)
at least one (1) Business Day before the start of an Interest Period, Lenders having Commitments amounting to more than 50% of the Total Commitments notify the Agent that LIBOR fixed by the Agent would not accurately reflect the cost to those Lenders of funding their respective Ratable Portion (or any part of them) during the Interest Period in the London Interbank Market at or about 11:00 a.m. (London time) on the Quotation Date for the Interest Period; or

(c)
if for any reason a Lender (the "Affected Lender") is unable to obtain Dollars in the London Interbank Market in order to fund all or any part of its Ratable Portion of an Advance or Advances during any Interest Period, stating the circumstances which have caused such notice to be given.

4.6	Suspension of drawdown. If the Agent's notice under Clause 4.5 is served before an Advance is made, then while the circumstances referred to in the Agent's notice continue:

(a)	in the case of Clause 4.5(a) or (b), each Lender's obligation to make its Ratable Portion of such Advance; and

(b)	in the case of Clause 4.5(c), the Affected Lender's obligation to make its Ratable Portion of such Advance,

shall be suspended while the circumstances referred to in the Agent's notice continue.

4.7
Negotiation of alternative rate of interest. If the Agent's notice under Clause 4.5 is served after an Advance is made, the Borrower, the Agent and the Lenders or (as the case may be) the Affected Lender shall use reasonable endeavors to agree, within the 30 days after the date on which the Agent serves its notice under Clause 4.5 (the "Negotiation Period"), an alternative interest rate or (as the case may be) an alternative basis for each Lender or (as the case may be) the Affected Lender to fund or continue to fund their Ratable Portion of the relevant Advance or Advances during the Interest Period concerned.

4.8
Application of agreed alternative rate of interest. Any alternative interest rate or an alternative basis which is agreed during the Negotiation Period shall take effect in accordance with the terms agreed.

4.9
Alternative rate of interest in absence of agreement. If an alternative interest rate or alternative basis is not agreed within the Negotiation Period, and the relevant circumstances are continuing at the end of the Negotiation Period, then the Agent shall set an interest period and interest rate representing the cost of funding of the Lenders or (as the case may be) the Affected Lender in Dollars or in any available currency of their or its Ratable Portion of the relevant Advance or Advances plus the applicable Margin; and the procedure provided for by this Clause 4.9 shall be repeated if the relevant circumstances are continuing at the end of the interest period so set by the Agent.

4.10
Notice of prepayment. If the Borrower does not agree with an interest rate set by the Agent under Clause 4.9, the Borrower may give the Agent not less than five (5) Business Days' notice of their intention to prepay (without premium or penalty) the relevant Advance or Advances at the end of the interest period set by the Agent.

4.11
Prepayment. A notice under Clause 4.10 shall be irrevocable. The Agent shall promptly notify the Lenders or (as the case may be) the Affected Lender of the Borrower's notice of intended prepayment and:

(a)
on the date on which the Agent so notifies the Lenders or (as the case may be) the Affected Lender, the Total Commitments or (as the case may be) the Commitment of the Affected Lender shall be cancelled; and

(b)
on the last Business Day of the interest period set by the Agent, the Borrower shall prepay (without premium or penalty) the Loan or (as the case may be) the Affected Lender's Ratable Portion, together with accrued interest thereon at the applicable rate plus the Margin.

4.12	Application of prepayment. The relevant provisions of Clause 7.5 shall apply in relation to the prepayment.

4.13
Designated Transactions. The Borrower may enter into Designated Transactions with the Swap Bank in an aggregate notional principal amount of up to or equal to the aggregate principal amount of the Loan outstanding from time to time on such terms as the Swap Bank and the Borrower shall agree. The Borrower hereby agrees and undertakes throughout the Security Period not to conclude Designated Transactions which would result, at any time during the Security Period, in the notional principal amount of all Designated Transactions then remaining exceeding the amount of the Loan, as reduced from time to time pursuant to Clause 7.

5	INTEREST PERIODS

5.1	Duration of normal Interest Periods. Subject to Clauses 5.2, 5.3 and 5.4, each Interest Period shall be:

(a)
1, 2, 3 or 6 months, as notified by the Borrower to the Agent not later than 11:00 a.m. (New York time) five (5) Business Days before the commencement of the Interest Period (provided that for any Interest Period longer than 3 months, interest shall be paid as required by Clause 4.3); or

(b)	3 months, if the Borrower fails to notify the Agent by the time specified in paragraph (a) above; or

(c)	such other period as the Majority Lenders may agree with the Borrower.

5.2	Duration of Interest Periods overrunning Repayment Date. If the Borrower has selected an Interest Period which would overrun a Repayment Date or Repayment Dates, then:

(a)	in the case of the final Repayment Date, the Interest Period shall end on the final Repayment Date; and

(b)	in the case of any other Repayment Date, the Loan shall be divided so that:

(i)
the amount of each repayment installment (or, as the case may be, the aggregate amount of installments payable on the same date pursuant to the relevant provisions of Clause 7) falling due before the end of the Interest Period selected shall have an Interest Period ending on the Repayment Date on which it falls (or, as the case may be, they fall) due; and

(ii)	the balance of the Loan from time to time outstanding during such Interest Period shall have an Interest Period ascertained in accordance with the provisions of Clause 5.1;

and for this purpose alone may there be Interest Periods of different lengths in relation to the Loan.

5.3	Duration of first Interest Period; Consolidation of Interest Periods.

(a)	The first Interest Period of all Advances made on the Closing Date shall commence on the Closing Date and shall expire on November 1, 2007.

(b)
The first Interest Period of any Advance made on any date other than the Closing Date (a  "Subsequent Advance") but prior to November 1, 2007 shall commence on the Actual Drawdown Date of such Subsequent Advance and shall expire on November 1, 2007.

(c)	The Interest Period for each Advance outstanding on or after November 1, 2007 shall commence on the expiry of the preceding Interest Period applicable to such Advance and end on the last day of the Interest Period selected for each Advance by the Borrower pursuant to the provisions of Clause 5.1.

5.4
Non-availability of matching deposits for Interest Period selected. If, after the Borrower has selected and the Lenders have agreed an Interest Period longer than 3 months, any Lender notifies the Agent by 11:00 a.m. (New York time) on the second Business Day before the commencement of that Interest Period that it is not satisfied that deposits in Dollars for a period equal to that Interest Period will be available to it in the London Interbank Market when that Interest Period commences, that Interest Period shall be of 3 months.

6           DEFAULT INTEREST

6.1
Payment of default interest on overdue amounts. The Borrower shall pay interest in accordance with the following provisions of this Clause 6 on any amount payable by the Borrower under any Finance Document which a Credit Party or a designated payee of such Credit Party does not receive on or before the relevant date, that is:

(a)	the date on which a Finance Document provides that such amount is due for payment;

(b)	if a Finance Document provides that such amount is payable on demand, the date on which the demand is served; or

(c)	if such amount has become immediately due and payable under Clause 14.2, the date on which it became immediately due and payable.

6.2
Rate of default interest. Interest shall accrue on an overdue amount from (and including) the relevant date until the date of actual payment (as well after as before judgment) at the rate per annum determined by the Agent to be 2 percent plus the Margin plus LIBOR for a period of 1 month (determined by the Agent on the first Business Day of each calendar month).

6.3
Notification of rates of default interest. The Agent shall promptly notify the Borrower of each interest rate determined by the Agent under Clause 6.2; but this shall not be taken to imply that the Borrower is liable to pay such interest only with effect from the date of the Agent's notification.

6.4	Payment of accrued default interest. Subject to the other provisions of this Agreement, any interest due under this Clause shall be paid on demand.

6.5	Compounding of default interest. Any such interest which is not paid on the date on which it is due for payment shall thereupon be compounded daily.

6.6
Application to Master Agreement. For the avoidance of doubt, this Clause 6 does not apply to any amount payable under the Master Agreement in respect of any continuing Designated Transaction as to which Section 2(e) (Default Interest; Other Amounts) of that Master Agreement shall apply.

7           REDUCTION, REPAYMENT, PREPAYMENT AND CANCELLATION

7.1        Reduction of Tranche A Loan Commitments.

(a)	The Commitments in respect of the Tranche A Loan shall be reduced by 16 semi-annual reductions, as follows;

Reduction #	Date	Amount	Outstanding
			$200,000,000
1	1-Apr-08	$8,500,000	$191,500,000
2	1-Oct-08	$8,500,000	$183,000,000
3	1-Apr-09	$11,000,000	$172,000,000
4	1-Oct-09	$11,000,000	$161,000,000
5	1-Apr-10	$11,000,000	$150,000,000
6	1-Oct-10	$11,000,000	$139,000,000
7	1-Apr-11	$11,000,000	$128,000,000
8	1-Oct-11	$11,000,000	$117,000,000
9	1-Apr-12	$11,000,000	$106,000,000
10	1-Oct-12	$11,000,000	$95,000,000
11	1-Apr-13	$11,000,000	$84,000,000
12	1-Oct-13	$11,000,000	$73,000,000
13	1-Apr-14	$11,000,000	$62,000,000
14	1-Oct-14	$11,000,000	$51,000,000
15	1-Apr-15	$11,000,000	$40,000,000
16	1-Oct-15	$40,000,000	$0

(b)	Each reduction in the Commitments in respect of the Tranche A Loan pursuant to this Clause 7.1 shall cause the amount of such Commitments to be permanently reduced by the amount of the reduction.

(c)
The Borrower shall ensure that at all times the aggregate outstanding amount of the Advances in respect of the Tranche A Loan is not greater than the then applicable Commitments in respect of the Tranche A Loan and, without prejudice to the generality of the foregoing, the Borrower shall if necessary prepay some or all of the outstanding Advances in respect of the Tranche A Loan so that the aggregate outstanding amount of such Advances does not (taking into account the scheduled reduction of the Commitments in respect of the Tranche A Loan) exceed the Commitments in respect of the Tranche A Loan as reducing from time to time thereafter pursuant to this Clause 7.1. For the avoidance of doubt, any amounts prepaid pursuant to this Clause 7.1(c) may not be reborrowed.

7.2        Repayment of Tranche A Loan.

(b)
The Borrower shall repay each Advance of the Tranche A Loan to the Agent for the account of the Lenders on the last day of the Interest Period in respect of such Advance unless the Borrower selects a further Interest Period for such Advance in accordance with Clause 5; provided that the Borrower shall not be permitted to select such a further Interest Period if an Event of Default has occurred and is continuing.

(c)	The Borrower shall repay all outstanding Advances in respect of the Tranche A Loan on the Maturity Date.

7.3        Repayment of Tranche B Loan.

(a)	The Borrower shall repay the Tranche B Loan in 15 semi-annual installments, as follows

Reduction #	Date	Amount	Outstanding
			$125,000,000
1	1-Jan-09	$6,944,444	$118,055,556
2	1-Jul-09	$6,944,444	$111,111,111
3	1-Jan-10	$6,944,444	$104,166,667
4	1-Jul-10	$6,944,444	$97,222,222
5	1-Jan-11	$6,944,444	$90,277,778
6	1-Jul-11	$6,944,444	$83,333,333
7	1-Jan-12	$6,944,444	$76,388,889
8	1-Jul-12	$6,944,444	$69,444,444
9	1-Jan-13	$6,944,444	$62,500,000
10	1-Jul-13	$6,944,444	$55,555,556
11	1-Jan-14	$6,944,444	$48,611,111
12	1-Jul-14	$6,944,444	$41,666,667
13	1-Jan-15	$6,944,444	$34,722,222
14	1-Jul-15	$6,944,444	$27,777,778
15	1-Oct-15	$27,777,778	$0

(b)	Each repayment installment pursuant to this Clause 7.3 shall cause the amount of the Commitments in respect of the Tranche B Loan to be permanently reduced by the amount of such repayment installment.

7.4
Repayment of additional amounts on Maturity Date. On the Maturity Date, the Borrower shall additionally pay to the Agent for the account of the Credit Parties all other sums then accrued or owing under any Finance Document.

7.5
Voluntary prepayment. Subject to the conditions stated in Clause 7.6, the Borrower may prepay the whole or any part of either Tranche of the Loan on the last day of an Interest Period. Any partial prepayment under this Clause 7.5 shall be applied to the prepayment on a pro rata basis of the outstanding Advances of the Tranche(s) designated by the Borrower in notice of prepayment to be prepaid and, in the case of the Tranche B Loan, the remaining repayment installments due thereunder shall be recalculated by the Agent and promptly advised to the Borrower.

7.6	Conditions for voluntary prepayment. The conditions referred to in Clause 7.5 are that:

(a)	a partial prepayment shall be $1,000,000 or a higher integral multiple thereof;

(b)	the Agent has received from the Borrower at least five (5) Business Days' prior written notice specifying the amount to be prepaid and the date on which the prepayment is to be made; and

(c)
the Borrower has provided evidence satisfactory to the Agent that any consent required by the Borrower in connection with the prepayment has been obtained and remains in force, and that any regulation relevant to this Agreement which affects the Borrower has been complied with (which may be satisfied by the Borrower certifying that no consents are required and that no regulations need to be complied with).

7.7
Effect of notice of prepayment. A prepayment notice may not be withdrawn or amended without the consent of the Agent, acting with the consent of the Majority Lenders, and the amount specified in the prepayment notice shall become due and payable by the Borrower on the date for prepayment specified in the prepayment notice.

7.8
Notification to Lenders of notice of prepayment. The Agent shall notify the Lenders promptly upon receiving a prepayment notice, and shall provide any Lender which so requests with a copy of any document delivered by the Borrower under Clause 7.6(c).

7.9        Mandatory Commitment reduction and prepayment on sale or Total Loss.

(a)
If a Ship is sold or becomes a Total Loss, then except as provided in Clause 7.9(b), the then applicable Total Commitments shall be reduced by an amount (the "Mandatory Commitment Reduction Amount") equal to such Total Commitments multiplied by the Mandatory Prepayment Ratio. The Mandatory Commitment Reduction Amount shall then be applied on a pro rata basis to each Tranche of the Loan to permanently reduce the Total Commitments in respect of each such Tranche and:

(i)	with respect to the Tranche A Loan, the amount of the remaining scheduled semi-annual Commitment reductions under Clause 7.1 shall be permanently reduced on a pro rata basis; and

(ii)	the Borrower shall prepay such amount of the Advances in respect of each Tranche of the Loan which exceeds the amount of the reduced Total Commitments of such Tranche.

The Borrower shall make any mandatory prepayment that is due under this Clause 7.9(a):

(1)	in the case of a sale, on or before the date on which the sale is completed by delivery of the Ship to the buyer; or

(2)
the case of a Total Loss, on the earlier of the date falling 120 days after the Total Loss Date and the date of receipt by the Security Trustee of the proceeds of insurance relating to such Total Loss.

Any prepayment under Clause 7.9(a)(ii) shall be applied to the prepayment on a pro rata basis of the outstanding Advances of the Tranche(s) requiring prepayment and, in the case of the Tranche B Loan, the remaining repayment installments due thereunder shall be recalculated by the Agent and promptly advised to the Borrower.

(b)
Notwithstanding the provisions of Clause 7.9(a), if a Ship is sold or becomes a Total Loss the Borrower may elect to cause the sale proceeds or insurance proceeds (as the case may be) to be deposited with and held by the Security Trustee in its sole control as Collateral for the Secured Liabilities;

(i)	in the case of a sale, on the date on which the sale is completed by delivery of such Ship to the buyer; or

(ii)
the case of a Total Loss, on the earlier of the date falling 120 days after the Total Loss Date and the date of receipt by the Security Trustee of the proceeds of insurance relating to such Total Loss.

The Borrower hereby pledges, assigns, transfers and sets over unto the Security Trustee absolutely, for and on behalf of the Lenders and the Swap Bank, and hereby grants to the Security Trustee a continuing, first priority security interest in and to all of the Borrowers' right, title and interest under, in and to such sale proceeds or insurance proceeds (as the case may be).

If within 90 days after the date on which the sale of the relevant Ship is completed or 180 days after the Total Loss Date (as the case may be) the Borrower or a Replacement Ship Owner (as the case may be) (i) purchases a vessel (a "Replacement Ship") that, in the reasonable discretion of the Majority Lenders, is of the same or better type, age, quality and condition as the Ship that was lost or sold and (ii) executes (or causes the execution of) such Finance Documents in respect of such Replacement Ship and Replacement Ship Owner (including, without limitation, a Share Pledge in respect of the capital stock of such Replacement Ship Owner) as the Agent may request, then the Security Trustee, upon the written request of the Borrower, shall release such sale proceeds or insurance proceeds (as the case may be) held by it to the Borrower and no Commitment reduction or prepayment shall be required under Clause 7.9(a) in respect of the Tranche A Loan or, during the period between the Closing Date and the fifth (5th) Business Day preceding the third anniversary thereof, the Tranche B Loan.

If, however, the Borrower or a Replacement Ship Owner (as the case may be) does not purchase a Replacement Ship within 90 days after the date on which the sale of the relevant Ship is completed or 180 days after the Total Loss Date (as the case may be), then the sale proceeds or insurance proceeds (as the case may be) deposited with and held by the Security Trustee shall be applied by the Security Trustee and the Total Commitments shall be reduced as required under Clause 7.9(a).

7.10
Amounts payable on prepayment. A prepayment shall be made together with accrued interest (and any other amount payable under Clause 16.1 below or otherwise) in respect of the amount prepaid and, if the prepayment is not made on the last day of an Interest Period, together with any sums payable under Clause 16.2, but without premium or penalty.

7.11.	Reborrowing. Subject to the terms of this Agreement, any amount repaid or prepaid:

(a)	in respect of the Tranche A Loan may be reborrowed during the Availability Period applicable to the Tranche A Loan; and

(b)	in respect of the Tranche B Loan may not be reborrowed.

7.12
Voluntary cancellation of Commitments. Subject to the conditions stated in Clause 7.13, the Borrower may cancel the whole or any part of the Total Commitments in respect of either Tranche of the Loan at any time and without penalty.

7.13	Conditions for cancellation of Commitments. The conditions referred to in Clause 7.12 are that:

(a)	a partial cancellation shall be $5,000,000 or a higher integral multiple of $1,000,000; and

(b)
the Agent has received from the Borrower at least three (3) Business Days' prior written notice specifying the amount (and the Tranche) of the Total Commitments to be cancelled and the date on which the cancellation is to take effect.

7.14
Effect of notice of cancellation. A cancellation notice may not be withdrawn or amended without the consent of the Agent, acting with the consent of the Majority Lenders, and shall cause the amount of the Total Commitments specified in the notice to be permanently cancelled. Any partial cancellation shall be applied against the Commitment of each Lender pro rata (and also, in respect of the Tranche A Loan, on a pro rata basis against the future reductions of the Total Commitments pursuant to Clause 7.1).

7.15	Notification to Lenders of notice of cancellation. The Agent shall notify the Lender promptly upon receiving a cancellation notice.

7.16
Unwinding of Designated Transactions. On or prior to any repayment or prepayment under this Clause 7, Clause 10.3 or any other provision of this Agreement, the Borrower shall wholly or partially reverse, offset, unwind or otherwise terminate one or more of the continuing Designated Transactions to the extent necessary to ensure that the aggregate notional principal amount of the continuing Designated Transactions thereafter remaining does not and will not in the future (taking into account the scheduled amortization thereof) exceed the aggregate amount of the Loan scheduled to be outstanding from time to time hereunder.

7.17
Repayment of Swap Benefit. If a Designated Transaction is terminated in circumstances where the Swap Bank would be obliged to pay an amount to the Borrower under the Master Agreement, the Borrower hereby agrees that such payment shall be applied in prepayment of the Loan under Clause 7.5 and authorizes Swap Bank to pay such amount to the Agent for such purpose.

8	CONDITIONS PRECEDENT TO THE ADVANCES

8.1	Documents, fees and no default. Each Lender's obligation to make its Ratable Portion of an Advance is subject to the following conditions precedent:

(a)	that on or before the service of the first Drawdown Notice, the Agent shall have received:

(i)	the documents described in Part A of Schedule 3 in form and substance satisfactory to the Agent and its lawyers;

(ii)
such documentation and other evidence as is reasonably requested by the Agent or a Lender in order for each Lender to carry out and be satisfied with the results of all necessary "know your customer" or other checks which it is required to carry out in relation to the transactions contemplated by this Agreement and the other Finance Documents, including without limitation obtaining, verifying and recording certain information and documentation that will allow the Agent and each of the Lenders to identify each of the Borrower and the Guarantors in accordance with the requirements of the USA PATRIOT Act (Title III of Pub.: 107-56 (signed into law October 26, 2001)) (the "PATRIOT Act"); and

(iii)	payment of all accrued commitment fees and all other fees and expenses referred to in Clause 15 that are payable at that time;

(b)
that on or before an Expected Drawdown Date in respect of an Advance of the Tranche A Loan, the Agent shall have received the documents described in Part B of Schedule 3 in form and substance satisfactory to the Agent and its lawyers;

(c)
that on or before an Expected Drawdown Date in respect of an Advance of the Tranche B Loan, the Agent shall have received the documents described in Part C of Schedule 3 in form and substance satisfactory to the Agent and its lawyers;

(d)	that at the date of a Drawdown Notice, at an Expected Drawdown Date and at an Actual Drawdown Date:

(i)	no Event of Default or Potential Event of Default has occurred and is continuing or would result from the borrowing of the Loan or any part thereof;

(ii)
the representations and warranties in Clause 9 and those of any Obligor which are set out in the other Finance Documents would be true and not misleading if repeated on each of those dates with reference to the circumstances then existing; and

(iii)
there has been no material adverse change in the financial condition, operations or business prospects of any of the Obligors since the date on the Obligors provided information concerning those topics to the Agent and/or any Lender; and

(iv)	none of the circumstances contemplated by Clause 4.5 has occurred and is continuing;

(e)
that, if the Collateral Maintenance Ratio were applied immediately following the making of such Advance, the Borrower would not be obliged to provide additional Collateral or prepay part of the Loan (and if the Borrower would be so obliged the amount of the Advance shall be correspondingly reduced); and

(f)
that the Agent shall have received, and found to be acceptable to it, any further opinions, consents, agreements and documents in connection with the Finance Documents which the Agent may reasonably request by notice to the Borrower prior to the relevant Expected Drawdown Date.

8.2	Waiver of conditions precedent. Notwithstanding anything in Clause 8.1 to the contrary:

(a)
except with respect to the circumstances described in Clause 8.2(b), if the Agent, with the consent of the Majority Lenders, permits an Advance to be borrowed before certain of the conditions referred to in Clause 8.1 are satisfied, the Borrower shall ensure that such conditions are satisfied within ten (10) Business Days after such Actual Drawdown Date (or such longer period as the Agent may specify); and

(b)
only if required under the terms of the applicable Additional Ship MOA or another contract for the acquisition of an Additional Ship, an Advance may be borrowed before the applicable conditions set forth in Clause 8.1 are satisfied and:

(i)
each Lender agrees to fund its Ratable Portion of the relevant Advance on a day not more than five (5) Business Days prior to the date of the scheduled acquisition and delivery of such Ship (such date, the "Delivery Date"); and

(ii)
the Agent shall on the date on which such Advance is funded (or as soon thereafter as practicable) (A) preposition an amount equal to the aggregate principal amount of the Advance at a bank or other financial institution (the "Seller's Bank") satisfactory to the Agent, which funds shall be held at the Seller's Bank in the name and under the sole control of the Agent or one of its Affiliates and (B) issue a Swift MT 199 or other similar communication (each such communication, a "Disbursement Authorization") authorizing the release of such funds by the Seller's Bank on the relevant Delivery Date upon receipt of a Protocol of Delivery and Acceptance in respect of such Ship duly executed by the relevant Seller and the relevant Additional Ship Owner (as the case may be) and countersigned by a representative of the Agent;

provided that if delivery of the relevant Ship does not occur within five (5) Business Days after the relevant scheduled Delivery Date, the funds held at the Seller's Bank shall be returned to the Agent for further distribution to the Lenders.

For the avoidance of doubt, the parties hereto acknowledge and agree that:

(1)	the date on which the Lenders fund the Advance constitutes the Actual Drawdown Date in respect of such Advance and all interest and fees thereon shall accrue from such date;

(2)
the Agent and the Lenders suspend fulfillment of the conditions precedent set forth in Schedule 3, Part B, Paragraphs 5(a) and 6(a) and (b), and Schedule 3, Part C, Paragraphs 5(a) and 6(a) and (b), as the case may be, solely for the time period on and between such Actual Drawdown Date and the relevant Delivery Date, and the Obligors acknowledge and agree that fulfillment of such conditions precedent to the satisfaction of the Agent shall be required as a condition precedent to the countersignature by a representative of the Agent of the Protocol of Delivery and Acceptance referred to in Clause 8.2(b)(ii);

(3)
from the date the Advance is deposited at the Seller's Bank to the Delivery Date (or, if delivery of the Ship does not occur within the time prescribed in the Disbursement Authorization, the date on which the funds are returned to the Agent for further distribution to the Lenders), the Borrower shall be entitled to interest on the Advance at the applicable rate, if any, paid by the Seller's Bank for such deposited funds;

(4)
if the relevant Ship is not delivered within the time prescribed in the Disbursement Authorization and the relevant Advance is returned to the Agent and distributed to the Lenders, (i) the Borrower shall pay all accrued interest and fees in respect of such returned Advance on the date such Advance is returned to the agent and (ii) the relevant available Commitment will be increased by an amount equal to the aggregate principal amount of the Advance so returned; and

(5)
if the Borrower has instructed the Agent to convert the aggregate principal amount of the Advance borrowed into a currency other than Dollars for deposit with the Seller's Bank and the relevant Ship is not delivered within the time prescribed in the Disbursement Authorization and the relevant Advance is returned to the Agent for further distribution to the Lenders, the Agent shall convert the aggregate principal amount of funds so returned back into Dollars and if such funds are less than the Dollar amount of the aggregate principal amount of the Advance incurred on the relevant Actual Drawdown Date, the Borrower shall immediately repay the difference and, in any event, the Borrower shall pay any and all fees, charges and expenses arising from such conversion.

9	REPRESENTATIONS AND WARRANTIES

9.1	General. Each of the Obligors represents and warrants as follows.

9.2	Status. Each Obligor is:

(a)	duly incorporated and validly existing and in good standing under the law of its jurisdiction of incorporation; and

(b)
duly qualified and in good standing as a foreign company in each other jurisdiction in which it owns or leases property or in which the conduct of its business requires it to so qualify or be licensed except where, in each case, the failure to so qualify or be licensed and be in good standing could not reasonably be expected to have a material adverse effect on its business, assets or financial condition or which may affect the legality, validity, binding effect or enforceability of the Finance Documents;

and there are no proceedings or actions pending or contemplated by any Obligor, or to the knowledge of the Obligors contemplated by any third party, to dissolve, wind-up or terminate any Obligor.

9.3	Company power; consents. Each Obligor has the capacity and has taken all action, and no consent of any person is required, for:

(a)	it to own or lease and operate its properties and to carry on its business as now conducted and as proposed to be conducted;

(b)	it to execute each Finance Document to which it is or is to become a party;

(c)	it to comply with its respective obligations under each Finance Document to which it is or is to become a party;

(d)	it to grant the liens granted by it pursuant to the Finance Documents to which it is a party;

(e)	the perfection or maintenance of the liens created by the Finance Documents (including the first priority nature thereof); and

(f)	the exercise by any Credit Party of its rights under any of the Finance Documents or the remedies in respect of the Collateral pursuant to the Finance Documents to which it is party,

except for consents which have been duly obtained, taken, given or made and are in full force and effect.

9.4	Consents not liable to revocation. Nothing has occurred which makes any of the consents referred to in Clause 9.3 liable to revocation, and each Obligor is in compliance with all applicable laws.

9.5	Legal validity; effective Security Interests. Subject to any relevant insolvency laws affecting creditors' rights generally:

(a)
each Finance Document to which an Obligor is or is to become a party, does now or, as the case may be, will, upon execution and delivery (and, where applicable, registration as provided for in the Finance Documents), constitute such Obligor's legal, valid and binding obligations enforceable against it in accordance with their respective terms; and

(b)
the Finance Documents to which each Obligor is a party, do now or, as the case may be, will, upon execution and delivery (and, where applicable, registration as provided for in the Finance Documents) create legal, valid and binding Security Interests enforceable in accordance with their respective terms over all the assets to which they, by their terms, relate.

9.6
No conflicts; no liens. The execution by each Obligor of each Finance Document to which it is or is to become a party, the compliance by each Obligor with its obligations under such Finance Document to which it is or is to become a party, and the borrowing by the Borrower of the Loan will not:

(a)
involve or lead to a contravention of (i) any law or regulation or order, writ, judgment, injunction, decree, determination or award applicable to such Obligor; (ii) the constitutional documents of such Obligor; or (iii) any contractual or other obligation or restriction which is binding on such Obligor or any of its assets; and

(b)	except for liens created by the Finance Documents, result in or require the creation or imposition of any lien upon or with respect to any of the properties of such Obligor.

9.7	Taxes.

(a)
All payments which an Obligor is liable to make under the Finance Documents to which it is a party may be made without deduction or withholding for or on account of any tax payable under any law of any Pertinent Jurisdiction.

(b)
Each Obligor has filed or has caused to be filed all tax returns and other reports that it is required by law or regulation to file in any Pertinent Jurisdiction, and has paid or caused to be paid all taxes, assessments and other similar charges that are due and payable in any Pertinent Jurisdiction, other than taxes and charges (i) which are (x) not yet delinquent or (y) being contested in good faith by appropriate proceedings and for which adequate reserves have been established and in a manner that does not involve any risk of sale, forfeiture, loss, confiscation or seizure of any of the Ships, or (ii) the non-payment of which could not reasonably be expect to have a material adverse effect on such Obligor. The charges, accruals, and reserves on the books of each Obligor respecting taxes are adequate in accordance with applicable accounting principles and practices.

(c)
No material claim for any tax has been asserted against any of the Obligors or any of their Affiliates by any Pertinent Jurisdiction or other taxing authority other than claims that are included in the liabilities for taxes in the most recent balance sheet of such Obligor or disclosed in the notes thereto, if any.

(d)
The execution, delivery, filing and registration or recording (if applicable) of the Finance Documents, and the consummation of the transactions contemplated thereby, will not cause any of the Credit Parties to be required to make any registration with, give any notice to, obtain any license, permit or other authorization from, or file any declaration, return, report or other document with any governmental authority in New York, the Republic of The Marshall Islands or any Pertinent Jurisdiction.

(e)
No taxes are required by any governmental authority in New York, the Republic of The Marshall Islands or any Pertinent Jurisdiction to be paid with respect to or in connection with the execution, delivery, filing, recording, performance or enforcement of any Finance Document.

(f)
The execution, delivery, filing, registration, recording, performance and enforcement of the Finance Documents by any Credit Party will not cause such Credit Party to be deemed to be resident, domiciled or carrying on business in the Republic of The Marshall Islands or subject to taxation under any law or regulation of any governmental authority in the Republic of The Marshall Islands.

(g)
Other than the recording of each Mortgage in accordance with the laws of the relevant Approved Flag State and the filing of Uniform Commercial Code Financing Statements in Washington, D.C. and the Secretary of State of the State of New York in respect of certain of the Finance Documents, and fees consequent thereto, it is not necessary for the legality, validity, enforceability or admissibility into evidence of this Agreement or any other Finance Document that any of them or any document relating thereto be registered, filed recorded or enrolled with any court or authority in any relevant jurisdiction or that any stamp, registration or similar taxes be paid on or in relation to this Agreement or any of the other Finance Documents.

9.8	No default. No Event of Default or Potential Event of Default has occurred and is continuing and there are no incipient or other defaults under any other agreements of any Obligor.

9.9	Information. All financial statements, information and other data furnished by or on behalf of each Obligor to any of the Credit Parties:

(a)	was true and accurate at the time it was given;

(b)
such financial statements have been prepared in accordance with GAAP and accurately and fairly represent the financial condition of such Obligor as of the date or respective dates thereof and the results of operations of such Obligor for the period or respective periods covered by such financial statements;

(c)	there are no other facts or matters the omission of which would have made or make any such information false or misleading;

(d)
there has been no material adverse change in the financial condition, operations or business prospects of any of the Obligors since the date on which such information was provided other than as previously disclosed to the Agent in writing; and

(e)
none of the Obligors has any contingent obligations, liabilities for taxes or other outstanding financial obligations which are material in the aggregate except as disclosed in such statements, information and data.

9.10
No litigation. No legal or administrative action involving any Obligor (including any action relating to any alleged or actual breach of the ISM Code or ISPS Code or any Environmental Law) has been commenced or taken or, to any Obligor's knowledge, is likely to be commenced or taken which, in either case, would be likely to have a material adverse effect on the business, assets or financial condition of any Obligor or which may affect the legality, validity, binding effect or enforceability of the Finance Documents.

9.11
ISM Code and ISPS Code compliance. Each of the Obligors has obtained or will obtain or will cause to be obtained all necessary ISM Code Documentation and ISPS Code Documentation in connection with its Ship and its operation and will be or will cause each Ship and the Approved Manager (technical) to be in full compliance with the ISM Code and the ISPS Code.

9.12	Validity and completeness of Additional Ship MOAs.

(a)
Each Additional Ship MOA has been (or will be) delivered to the Agent and is (or will be) a true and complete copy thereof, together with all agreements, instruments and other documents delivered in connection therewith and amendments thereto.

(b)	Each Additional Ship MOA constitutes (or will upon execution thereof constitute) valid binding and enforceable obligations of the parties thereto in accordance with its terms.

(c)	No amendments or additions to an Additional Ship MOA have been or will be agreed and the parties thereto have not waived (and will not waive) any of their respective rights.

(d)
There is no default on the part of any Obligor or, to the best knowledge of the Obligors, on the part of any Seller, with respect to an Additional Ship MOA, and there is no accrued right of any party thereto to terminate an Additional Ship MOA.

9.13
No rebates etc. There is not nor shall there be any agreement or understanding to allow or pay any rebate, premium, commission, discount or other benefit or payment (howsoever described) to any Obligor, any subsidiary or Affiliate of the Obligors, any Seller or any third party in connection with the purchase of a Ship, other than as disclosed to the Agent in writing.

9.14
Margin Stock. The Borrower is not engaged in the business of extending credit for the purpose of purchasing or carrying Margin Stock and no proceeds of the Loan will be used to buy or carry any Margin Stock or to extend credit to others for the purpose of buying or carrying any Margin Stock.

9.15
Compliance with law; Environmentally Sensitive Material. Except to the extent the following could not reasonably be expected to have a material adverse effect on the business, assets or financial condition of any of the Obligors or which may affect the legality, validity, binding effect or enforceability of the Finance Documents:

(a)
the operations and properties of each Obligor comply with all laws and regulations, including without limitation Environmental Law, all necessary Environmental Permits have been obtained and are in effect for the operations and properties of each Obligor and each Obligor is in compliance in all material respects with all such Environmental Permits; and

(b)
none of the Obligors has been notified in writing by any person that it or any of its subsidiaries or Affiliates is potentially liable for the remedial or other costs with respect to treatment, storage, disposal, release, arrangement for disposal or transportation of any Environmentally Sensitive Material, except for costs incurred in the ordinary course of business with respect to treatment, storage, disposal or transportation of such Environmentally Sensitive Material.

9.16	Ownership of Intermediate Holding Companies and Guarantors.

(a)
All of the outstanding capital stock of each of the Intermediate Holding Companies has been validly issued, is fully paid, non-assessable and free and clear of all liens, and is owned beneficially and of record by the Borrower.

(b)
All of the outstanding capital stock of each of the Guarantors has been validly issued, is fully paid, non-assessable and free and clear of all liens, and is owned beneficially and of record by the relevant Intermediate Holding Company.

(c)
None of the capital stock of any of the Guarantors or the Intermediate Holding Companies is subject to any existing option, warrant, call, right, commitment or other agreement of any character to which the any of them is a party requiring, and there are no securities or interests of any of the Guarantors or the Intermediate Holding Companies outstanding which upon conversion or exchange would require, the issuance, sale or transfer of any additional equity interests of any of the Guarantors or the Intermediate Holding Companies or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase shares of capital stock or other equity securities of any of the Guarantors or the Intermediate Holding Companies.

9.17
Investment Company, Holding Company, etc. None of the Obligors is (i) an "investment company," or an "affiliated person" of, or "promoter" or "principal underwriter" for, an "investment company," as such terms are defined in the Investment Company Act of 1940, as amended, or (ii) a "holding company" or a "subsidiary company" of a "holding company" or an affiliate of a "holding company" or of a "subsidiary company" of a "holding company" or a "public utility" within the meaning of the Public Utility Holding Company of 1935, as amended, or (iii) a "public utility" within the meaning of the Federal Power Act of 1920, as amended.

9.18
Asset Control. None of the Obligors is a "national" of any "designated foreign country", within the meaning of the Foreign Assets Control Regulations or the Cuban Asset Control Regulations of the U.S. Treasury Department, 31 C.F.R., Subtitle B, Chapter V, as amended, or a "specially designated national" listed by the Office of Foreign Assets Control ("OFAC"), the U.S. Department of the Treasury, or any regulations or rulings issued thereunder. Neither the making of the Advances nor the use of the proceeds thereof nor the performance by the Borrower of its obligations under any of the Finance Documents to which it is a party violates any statute, regulation or executive order restricting loans to, investments in, or the export of assets to, foreign countries or entities doing business there.

9.19	ERISA. None of the Obligors has ever established or maintained any employee benefit plan subject to Title IV of the Employee Retirement Income Security Act of 1974, as amended.

9.20
Use of Proceeds. The Borrower is using the proceeds of the Loan only for the purposes stated in the recitals to this Agreement and the Borrower's use of the Loan does not contravenes any law, official requirement or other regulatory measure or procedure implemented to combat "money laundering" (as defined in Article 1 of the Directive (91/308/EEC) of the Council of the European Communities) and comparable United States Federal and state laws.

9.21	Ships. Upon the date of the making of each Advance (other than an Advance in respect of a deposit on an Additional Ship) and thereafter at all times during the Security Period, each of the Ships:

(a)
is or will be in the sole and absolute ownership of the relevant Guarantor and duly registered in such Guarantor's name under the law of an Approved Flag State, unencumbered save and except for the Mortgage thereon in favor of the Security Trustee recorded against it and as permitted thereby;

(b)	is, or will be, seaworthy for hull and machinery insurance warranty purposes and in every way fit for its intended service; and

(c)	is, or will be, insured in accordance with the provisions of the Mortgage recorded against it and the requirements thereof in respect of such insurances will have been complied with.

9.22	Place of Business.

(a)	The Borrower's Chief Executive Office is located at;

80 Kifissias Avenue
Athens 15125
Greece

(b)	Each Guarantor's Chief Executive Office is located at;

80 Kifissias Avenue

Athens 15125
Greece

9.23	Solvency. In the case of each Obligor:

(a)	the sum of its assets, at a fair valuation, does and will exceed its liabilities, including, to the extent they are reportable as such in accordance with GAAP, contingent liabilities;

(b)
the present fair market salable value of its assets is not and shall not be less than the amount that will be required to pay its probable liability on its then existing debts, including, to the extent they are reportable as such in accordance with GAAP, contingent liabilities, as they mature;

(c)	it does not and will not have unreasonably small working capital with which to continue its business; and

(d)	it has not incurred, does not intend to incur and does not believe it will incur, debts beyond its ability to pay such debts as they mature.

9.24	Survival of Representations. All representations and warranties made by the Obligors herein or made in any certificate delivered pursuant hereto shall survive the making of the Advances.

10	COVENANTS

10.1	Affirmative covenants. From the Closing Date until all Commitments have terminated and all amounts payable hereunder have been paid in full:

(a)
each Obligor shall duly observe and perform its obligations under each Finance Document to which it is a party, and the Obligors shall promptly notify the Agent of any significant damage or injury caused by or to a Ship;

(b)
each Obligor shall promptly inform the Agent, upon becoming aware of the same, of the occurrence of an Event of Default or of any Potential Event of Default or any other event (including any litigation) which might adversely affect its ability to perform its obligations under this Agreement and each other Finance Document to which it is a party;

(c)
each Obligor shall obtain or cause to be obtained, maintain in full force and effect and comply with the conditions and restrictions (if any) imposed in connection with, every consent and do all other acts and things which may from time to time be necessary or required for the continued due performance of all of its obligations under each Finance Document to which it is a party, and shall deliver a copy of all such consents to the Agent promptly upon its request;

(d)
each Obligor shall comply in all material respects with all applicable federal, state, local and foreign laws, ordinances, rules, orders and regulations now in force or hereafter enacted, including, without limitation, all Environmental Laws and regulations relating to thereto, the failure to comply with which would be likely to have a material adverse effect on the business, assets or financial condition of such Obligor or affect the legality, validity, binding effect or enforceability of each Finance Document to which such Obligor is a party;

(e)
each Obligor shall keep proper books of record and account, in which full and materially correct entries shall be made of all financial transactions and the assets and business of such Obligor in accordance with GAAP, and the Agent shall have the right to examine the books and records of the Obligors wherever the same may be kept from time to time as it sees fit, in its sole reasonable discretion, or to cause an examination to be made by a firm of accountants selected by it, provided that any examination shall be done without undue interference with the day to day business of such Obligor;

(f)
the Borrower shall prepare and deliver to the Agent (unless otherwise filed with or submitted to the Securities and Exchange Commission with the requirements thereof, in which case the Lenders agree that such filing or submission satisfies the requirement of this Clause 10.1(f)):

(i)
as soon as available but not later than 90 days after the end of each Financial Year of the Borrower, complete electronic copies of the consolidated financial reports of the Borrower and its subsidiaries (together with a Compliance Certificate and a detailed reconciliation of all of the differences between GAAP as at December 31, 2006 and as at the time of delivery), all in reasonable detail, which shall include at least the consolidated balance sheet of the Borrower and its subsidiaries as of the end of such year and the related consolidated statements of income and sources and uses of funds for such year, which shall be audited reports prepared by an Acceptable Accounting Firm;

(ii)
as soon as available but not later than 45 days after the end of each of the first three quarters of each Financial Year of the Borrower, an electronic quarterly interim consolidated balance sheet of the Borrower and its subsidiaries and the related consolidated profit and loss statements and sources and uses of funds (together with a Compliance Certificate and a detailed reconciliation of all of the differences between GAAP as at December 31, 2006 and as at the time of delivery), all in reasonable detail, unaudited, but certified to be true and complete by the chief financial officer of the Borrower;

(iii)
within ten (10) days of the filing thereof, electronic copies of all registration statements and reports on Forms 20-F and 6-K (or their equivalents) and other material filings which the Borrower shall have filed with the United States Securities and Exchange Commission or any similar governmental authority;

(iv)
promptly upon the mailing thereof to the shareholders of the Borrower, electronic copies of all financial statements, reports, proxy statements and other communications provided to the Borrower's shareholders;

(v)
no later than January 31 of each Financial Year of the Borrower, a copy of its three (3) year forecast and projection, certified to be true and complete by the chief financial officer of the Borrower; and

(vi)
as soon as practicable given the timing and extent of the request, such other statements (including, without limitation, monthly consolidated statements of operating revenues and expenses), lists of assets and accounts, reports and other financial information with respect to its business as the Agent may from time to time request, certified to be true and complete by the chief financial officer of the Borrower;

(g)	the Borrower shall procure and deliver to the Agent a written appraisal report setting forth the Fair Market Value of each Ship as follows:

(i)	at the Borrower's expense, for inclusion with each Compliance Certificate required to be delivered under Clause 10.1(f)(i);

(ii)	at the Borrower's expense, once each Financial Year upon the request of the Agent or the Majority Lenders; and

(iii)
at the Lenders' expense, at all other times upon the request of the Agent or the Majority Lenders, unless an Event of Default has occurred and is continuing, in which case the Borrower shall procure it at its expense as often as requested;

(h)
each Obligor shall prepare and timely file all tax returns required to be filed by it and pay and discharge all taxes imposed upon it or in respect of any of its property and assets before the same shall become in default, as well as all lawful claims (including, without limitation, claims for labor, materials and supplies) which, if unpaid, might become a lien or charge upon the Collateral or any part thereof, except in each case, for any such taxes (i) as are being contested in good faith by appropriate proceedings or (ii) the failure of which to pay or discharge would not be likely to have a material adverse effect on the business, assets or financial condition of such Obligor or to affect the legality, validity, binding effect or enforceability of the Finance Documents;

(i)
each Obligor shall permit any person designated by the Agent for that purpose to inspect and review each Ship's class records and to visit and inspect each Ship, at the cost of the Obligors, at such times and so often as the Agent may reasonably require, provided that (i) any visitation and inspection shall be done without undue interference with the operation of such Ship, (ii) so long as no Event of Default has occurred and is continuing, the Agent shall not exercise such inspection right in respect of a Ship or its class records more than one time per year and (iii) the person designated by the Agent to visit and inspect a Ship shall execute a release and waiver satisfactory in form and substance to the relevant Obligor and the Agent;

(j)
if the Agent shall so request, provide the Agent with copies of all inspection and survey reports on the Ships and, if the Agent shall so require, cause the Ships to be surveyed by a surveyor appointed by the Agent; all costs arising in connection with any such survey or surveys (including, but not without limitation, the fees of the relevant surveyor or firm of surveyors appointed by the Agent to make such survey or surveys) shall be borne by the Borrower; provided that the Borrower shall only be required to pay for one such report per Ship during any two calendar year period;

(k)
each Obligor shall procure that each Ship shall at all times be (i) kept in a good and safe condition and state of repair that is consistent with first-class ship ownership and management practice, (ii) in compliance with all laws and regulations applicable to vessels (A) registered under the law of the Approved Flag State in which such Ship is registered and) trading to any jurisdiction to which such Ship may trade from time to time, (iii) managed by the Approved Managers in accordance with vessel management agreements acceptable to the Majority Lenders, (iv) registered under the law of an Approved Flag State, and (v) classed with the Classification Society in the highest classification and rating for vessels of the same age and type without any outstanding conditions or recommendations affecting class (other than those for which the time prescribed for curing the condition or recommendation has not passed);

(l)
each Obligor shall procure that the operator of each Ship will comply, in all material respects within the requisite applicable time limits for vessels of the same type, size, age and flag as such Ship, with the ISM Code and, in particular, without prejudice to the generality of the foregoing, as and when required to do so by the ISM Code and at all times thereafter, (i) procure that the operator of each Ship holds a valid Document of Compliance and Safety Management Certificate, (ii) provide the Agent with copies of any such Document of Compliance and Safety Management Certificate promptly following the issuance thereof and after every renewal and (iii) procure that there is kept, on board each Ship a copy of any such Document of Compliance and the original of any such Safety Management Certificate;

(m)	each Obligor shall procure that:

(i)	each Ship maintains for the duration of the Security Period a valid International Ship Security Certificate;

(ii)	such Ship's security system and associated security equipment complies with the applicable requirements of Chapter XI-2 of SOLAS and Part A of the ISPS Code; and

(iii)	an approved ship security plan is in place;

(n)	each Obligor shall do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence in good standing;

(o)	each Obligor shall maintain, or cause to be maintained, insurance on each Ship as required by the terms of the Mortgage, including without limiting the foregoing;

(i)	fire and usual marine risks (including hull and machinery and excess risks);

(ii)	war risks (including protection and indemnity war risks);

(iii)	protection and indemnity risks (including pollution risks and freight, demurrage and defense cover); and

(iv)
any other risks against which the Security Trustee may advise or, on instruction of the Majority Lenders shall advise, having regard to practices and other circumstances prevailing at the relevant time, that it would be reasonable for the relevant Obligor to insure, as specified by the Security Trustee by notice to such Obligor;

(p)
each Obligor shall maintain insurance on any of its properties other than the Ship owned by it, payable in United States Dollars, with responsible companies, in such amounts and against such risks as is usually carried by owners of similar businesses and properties in the same general areas in which it operates, and as shall be satisfactory to the Majority Lenders;

(q)
except to the extent the failure to do so could not reasonably be expected to have a material adverse effect on the business, assets or financial condition of the Obligors or which may affect the legality, validity, binding effect or enforceability of the Finance Documents, each Obligor shall maintain and preserve all of its properties that are used or useful in the conduct of its business in good working order and condition, ordinary wear and tear excepted;

(r)	the Obligors shall use the proceeds of the Loan solely for the purposes stated in the recitals to this Agreement;

(s)	[intentionally omitted];

(t)
each Obligor shall take, or cause to be taken, such actions as may be reasonably required to mitigate potential liability to it arising out of pollution incidents or as may be reasonably required to protect the interests of the Credit Parties with respect thereto;

(u)
each Obligor shall cause all loans made to it by any other Obligor or any Affiliate, and all sums and other obligations (financial or otherwise) owed by it to the Approved Manager (Cardiff) to be fully subordinated to all Secured Liabilities of such Obligor;

(v)
the Borrower shall be the only legal and beneficial shareholder of each of the Intermediate Holding Companies and the relevant Intermediate Holding Company shall be the only legal and beneficial shareholder of the relevant Guarantor;

(w)	the Borrower shall maintain its listing on the NASDAQ Global Market or the New York Stock Exchange, if the Company moves its listing from the NASDAQ Global Market to the New York Stock Exchange;

(x)
each Obligor shall to the best of its knowledge and ability (i) ensure that no person who owns a controlling interest in or otherwise controls such Obligor or any subsidiary thereof is or shall be listed on the Specially Designated Nationals and Blocked Person List or other similar lists maintained by OFAC, the Department of the Treasury or included in any Executive Orders, (ii) not use or permit the use of the proceeds of the Loan to violate any of the foreign asset control regulations of OFAC or any enabling statute or Executive Order relating thereto, and (iii) comply, and cause each of its subsidiaries to comply, with all applicable Bank Secrecy Act laws and regulations, as amended;

(y)
upon the Agent's request, each Obligor shall; promptly supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Agent in order for each Lender to carry out and be satisfied with the results of all necessary "know your client" or other checks which it is required to carry out in relation to the transactions contemplated by this Agreement and the other Finance Documents and to the identity of any parties to the Finance Documents (other than the Lenders) and their directors and officers;

(z)
the Borrower shall cause each Additional Ship Owner to execute and deliver an Accession Agreement on or before an Expected Drawdown Date in respect of an Advance of the Tranche A Loan and/or the Tranche B Loan where the proceeds of such Advance will be used to fund the acquisition of an Additional Ship;

(aa)
each Guarantor shall deposit or shall cause to be deposited all Earnings and any Requisition Compensation of its Ship into its Earnings Account (and the Borrower shall cause each Additional Ship Owner and any Replacement Ship Owner which becomes a party hereto pursuant to an Accession Agreement to open an Earnings Account with the Agent);

(bb)
a Guarantor who lets its Ship by any time or consecutive voyage charter for a term which exceeds or which by virtue of any optional extensions therein contained would be reasonably likely to exceed 12 months' duration shall execute and deliver a Charter Assignment and shall use reasonable commercial efforts to cause the charterer to execute and deliver to the Security Trustee a consent and acknowledgement to such Charter Assignment; and

(cc)
from time to time, at its expense, each Obligor shall provide such additional information and duly execute and deliver to the Agent such further documents and assurances as the Majority Lenders or the Agent may reasonably request to effectuate the purposes of this Agreement, the other Finance Documents or obtain the full benefit of any of the Collateral.

10.2	Negative covenants. From the Closing Date until all Commitments have terminated and all amounts payable hereunder have been paid in full:

(a)
none of the Guarantors will create, assume or permit to exist any Security Interest whatsoever upon any of its properties or assets, whether now owned or hereafter acquired, except for Permitted Security Interests;

(b)
none of the Obligors shall sell, transfer or lease all of or a substantial portion of its properties and assets, or enter into any transaction of merger or consolidation or liquidate, windup or dissolve itself (or suffer any liquidation or dissolution) unless:

(i)	immediately after giving effect to such transaction, no Event of Default shall have occurred and be continuing; and

(ii)
with respect to any such sale, transfer, lease or disposition or transaction of merger or consolidation, the purchaser, transferee or surviving company (as the case may be) is reasonably acceptable to the Majority Lenders and assumes all obligations and liabilities (including, without limitation, any obligations or liabilities under the Finance Documents) of the seller, transferor or non-surviving entity (as the case may be) hereunder, such assumption of obligations and liabilities to be in form and substance satisfactory to the Majority Lenders;

(c)
none of the Obligors will enter into any transaction or series of related transactions, whether or not in the ordinary course of business, with any Affiliate or subsidiary, other than on terms and conditions substantially as favorable to such person as would be obtainable by such person at the time in a comparable arm's-length transaction with a person other than an Affiliate or subsidiary;

(d)	none of the Obligors shall change the nature of its business or commence any business otherwise than in connection with, or for the purpose of, owning and/or operating the Ships;

(e)	none of the Guarantors will transfer or change or permit the transfer or change of the flag of its Ship from the Approved Flag in which such Ship is registered on the Actual Drawdown

Date, change the classification or the Classification Society of such Ship, or do or allow to be done anything as a result of which such registration or classification might be imperiled or cancelled;

(f)
none of the Obligors will change, or permit a change of, the Approved Manager to a manager that is not an Approved Manager, or agree or consent to or permit any material amendment or other modification of the terms of any management agreements relating to the Ships, including any increase in the rate of compensation payable thereunder;

(g)
none of the Obligors will permit any act, event or circumstance that would result in (i) the Borrower owning beneficially and of record less than 100% of the equity of each of the Intermediate Holding Companies or (ii) the Intermediate Holding Companies owning beneficially and of record less than 100% of the equity of each of the Guarantors, and except for the Share Pledges, (x) the Borrower shall not sell, transfer, pledge, assign or otherwise convey or dispose of any of the share capital of any Intermediate Holding Company and (y) the Intermediate Holding Companies shall not sell, transfer, pledge, assign or otherwise convey or dispose of any of the share capital of any Guarantor;

(h)	none of the Guarantors will increase its capital by way of the creation of preference securities, further common or ordinary securities or otherwise howsoever, or create any new class of equity;

(i)
none of the Guarantors will incur any Financial Indebtedness other than (i) in the usual course of business, (ii) as permitted by the Finance Documents or (iii) unsecured Financial Indebtedness that is fully subordinated to the Guaranteed Obligations;

(j)
none of the Guarantors will create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Guarantor to (i) pay dividends or make any other distributions on its capital stock to the Borrower or any Guarantor or pay any Financial Indebtedness owed to the Borrower, (ii) make any loans or advances to the Borrower or (iii) transfer any of its property or assets to the Borrower;

(k)
none of the Guarantors will acquire any capital assets (including any vessel other than the Ship to be owned by it) by purchase, charter or otherwise; provided that for the avoidance of doubt nothing in this Clause 10.2(k) shall prevent or be deemed to prevent capital improvements being made to the Ship to be owned by it;

(l)
except in connection with the financing of the Ships, none of the Guarantors will make any loan or advance to, make any investment in, or enter into any working capital maintenance or similar agreement with respect to any person (other than an Obligor), whether by acquisition of stock or indebtedness, by loan, guarantee or otherwise;

(m)	none of the Guarantors will sell its Ship except for cash, on an arm's-length basis at fair market value;

(n)
none of the Obligors will enter into any arrangements, directly or indirectly, with any person whereby it shall sell or transfer any property, whether real or personal, and used and useful in its business, whether now owned or hereafter acquired, if it, at the time of such sale or disposition, intends to lease or otherwise acquire the right to use or possess (except by purchase) such property or like property for a substantially similar purpose;

(o)
none of the Obligors shall change its Financial Year or make or permit any change in accounting policies affecting (i) the presentation of financial statements or (ii) reporting practices, except in either case in accordance with accounting principles and practices acceptable to the Agent with the consent of the Majority Lenders;

(p)
none of the Obligors shall change its jurisdiction of incorporation or amend its constitutional documents except in connection with a merger or consolidation that is not prohibited by the terms of Clause 10.2(b);

(q)	except as permitted by the relevant Mortgage or Deed of Covenant, none of the Guarantors shall let its Ship:

(i)	on demise charter for any period;

(ii)	on terms whereby more than two months' hire (or the equivalent) is payable in advance;

(iii)	below the market rate prevailing at the time when the Ship is fixed or on any other than arm's length terms; or

(iv)
by demise charter, time charter, voyage charter or otherwise to any of its or the Borrower's subsidiaries or Affiliates or the Approved Manager (unless such Ship is contemporaneously sub-chartered at the prevailing market rate to a third party that is not a subsidiary or an Affiliate of such Guarantor or of the Borrower and such sub-charter and all rights thereunder are assigned to the Security Trustee as security for the Secured Liabilities);

(r)
none of the Obligors shall change the location of its chief executive office or the office where its corporate records are kept or open any new office for the conduct of its business on less than thirty (30) days prior written notice to the Agent;

(s)
none of the Obligors shall contravene any law, official requirement or other regulatory measure or procedure implemented to combat "money laundering" (as defined in Article 1 of the Directive (91/308/EEC) of the Council of the European Communities) and comparable United States Federal and state laws; or

(t)	the Borrower may not pay dividends if an Event of Default has occurred and is continuing or would result therefrom.

10.3       Financial Covenants and Collateral Maintenance Ratio.

(a)
From the Closing Date until all Commitments have terminated and all amounts payable hereunder have been paid in full, the Borrower (on a consolidated basis) will not permit the ratio of Funded Debt to Total Capitalization on the last day of any fiscal quarter of the Borrower to be greater than 0.70 to 1.00.

(b)	Commencing on July 1, 2008 and until all Commitments have terminated and all amounts payable hereunder have been paid in full, the Borrower (on a consolidated basis) will not permit Liquidity to be less than (i) $500,000 multiplied by (ii) the number of Ships owned directly or indirectly by the Borrower.

(c)
Commencing with the fiscal quarter ending December 31, 2007 and until all Commitments have terminated and all amounts payable hereunder have been paid in full, the Borrower (on a consolidated basis) will not permit the ratio of EBITDA to Net Interest Expense on the last day of any fiscal quarter be less than 2.50 to 1.00 (based on the last four consecutive fiscal quarters), provided that (i) with respect to the fiscal quarter ended on December 31, 2007 the ratio shall be calculated based on the last consecutive fiscal quarter (on an annualized basis), (ii) with respect to the fiscal quarter ended on March 31, 2008 the ratio shall be calculated based on the last two consecutive fiscal quarters (on an annualized basis) and (iii) with respect to the fiscal quarter ended on June 30, 2008 the ratio shall be calculated based on the last three consecutive fiscal quarters (on an annualized basis).

(d)
From the Closing Date and until all Commitments have terminated and all amounts payable hereunder have been paid in full, the aggregate Fair Market Value of the Ships plus deposits as per Clause 7.9(b) (including in respect of insurance proceeds receivable, on a pro forma basis before such proceeds are deposited with the Security Trustee) shall be not less than 140% of the Loan plus any unutilized Commitment in respect of the Tranche A Loan (the "Collateral Maintenance Ratio") (as confirmed by the most recent Fair Market Value appraisal report delivered to the Agent under Clause 10.1(g)). If, at any time, the Collateral Maintenance Ratio shall be less than 140%, the Agent (acting upon the instruction of the Majority Lenders) shall have the right to require the Borrower and/or the Obligors, within 30 Business Days of the date of the written demand of the Agent, to either (at the Borrower's option):

(i)	prepay the Loan in such amount as may be necessary to cause such aggregate Fair Market Value of the Ships to equal or exceed the Collateral Maintenance Ratio;

(ii)
provide such additional Collateral as may be acceptable to the Agent in its sole reasonable discretion (acting upon the instruction of the Majority Lenders) so that aggregate Fair Market Value of the Ships and such additional Collateral equals or exceeds the Collateral Maintenance Ratio, and the Obligors hereby agree to comply with any such written demand made by the Agent.

As an alternative to (i) or (ii) of this Clause 10.3(d), the Agent may agree with the Borrower to reduce any unutilized Commitment in respect of the Tranche A Loan in such amount as may be necessary to cause such aggregate Fair Market Value of the Ships plus deposits as per Clause 7.9(b) (including in respect of insurance proceeds receivable, on a pro forma basis before such proceeds are deposited with the Security Trustee) to equal or exceed the Collateral Maintenance Ratio.

(e)	A prepayment under Clause 10.3(d) shall be treated and applied as a voluntary prepayment under Clause 7.5.

(f)
From the Closing Date and until all Commitments have terminated and all amounts payable hereunder have been paid in full, the weighted average age of the Ships (weighted by the Fair Market Value of the Ships) shall not exceed 18 years. If any Ship reaches the age of 21 years or more during this period, such Ship shall be assigned no value in the calculation of the aggregate Fair Market Value of the Ships.

11	GUARANTEE

11.1
Guarantee. In order to induce the Lenders to make the Loan to the Borrower, and to induce the Swap Bank to enter into Designated Transactions with the Borrower, the Guarantors jointly and severally hereby guarantee (this "Guarantee"), each as a primary obligor and not merely as a surety, the performance and punctual payment when due, whether at stated maturity, by acceleration or otherwise, of all Secured Liabilities of the Borrower now or hereafter existing under this Agreement and any other Finance Document, whether for principal, interest, fees, expenses or otherwise (collectively, the "Guaranteed Obligations") due or owing to any of the Lenders or the Swap Bank (each, a "Guaranteed Party"), and agrees to pay any and all expenses (including, without limitation, counsel fees and expenses) incurred by a Guaranteed Party or the Security Trustee or the Agent in enforcing any rights under this Guarantee. The obligations of the Guarantors under this Guarantee are in addition to and shall not in any way be prejudiced by any other guaranty or security now or subsequently held by the Guaranteed Parties. The Guarantors hereby further jointly and severally agree that if the Borrower shall fail to pay in full when due (whether at stated maturity, by acceleration or otherwise) any of the Guaranteed Obligations, the Guarantors will promptly pay the same, on first demand, and that in the case of any extension of time of payment or renewal of any of the Guaranteed Obligations, the same will be promptly paid in full when due (whether at extended maturity, by acceleration or otherwise) in accordance with the terms of such extension or renewal.

11.2.
Obligations absolute. Each Guarantor guarantees that the Guaranteed Obligations will be performed and paid to the Guaranteed Parties strictly in accordance with the terms of any applicable agreement, express or implied, of the Borrower, regardless of any law, regulation or order of any jurisdiction affecting any term of any Guaranteed Obligation or the rights of the Guaranteed Parties with respect thereto, including, without limitation, any law, rule or policy which is now or hereafter promulgated by any governmental authority (including, without limitation, any central bank) or regulatory body any of which may adversely affect the Borrower's ability or obligation to make, or right of the Guaranteed Parties to receive, such payments, including, without limitation, any sovereign act or circumstance which might otherwise constitute a defense to, or a legal or equitable discharge of, the Borrower.

11.3	Guarantee Unconditional. The liability of each Guarantor hereunder shall be unconditional irrespective of, and each Guarantor hereby waives any defenses it may assert with respect to:

(a)	any lack of validity or enforceability of any Guaranteed Obligation or agreement or instrument relating thereto;

(b)	any change in the time, manner or place of payment of, or in any other term of, any Guaranteed Obligation;

(c)	any exchange, release or non-perfection of any other Collateral securing payment of any Guaranteed Obligation;

(d)	any moratorium, bankruptcy, insolvency or other similar law or any other law, regulation or order of any jurisdiction affecting any term of any Guaranteed Obligation or a Guarantee Party's rights with respect thereto; or

(e)	any other circumstance which might otherwise constitute a defense available to, or the discharge of, the Borrower, or a Guarantor.

11.4
Waiver of subrogation; Contribution. Notwithstanding any other provision of this Guarantee, until payment in full of the Guaranteed Obligations in cash after termination of any of the Guaranteed Parties' commitments with respect thereto:

(a)
each Guarantor hereby irrevocably waives any right to assert, enforce, or otherwise exercise any right of subrogation to any of the rights, security interests, claims, or liens which the Guaranteed Parties have against the Borrower or any other Guarantor in respect of the Guaranteed Obligations;

(b)
each Guarantor shall not have any right of recourse, reimbursements, contribution, indemnification, or similar right (by contract or otherwise) against the Borrower or any other Guarantor in respect of the Guaranteed Obligations; and

(c)
each Guarantor hereby irrevocably waives any and all of the foregoing rights and also irrevocably waives the benefit of, and any right to participate in, any Collateral or other security given to the Guaranteed Parties to secure payment of the Guaranteed Obligations.

11.5
Subordination. The Guarantors agree that, so long as the Borrower remains under any actual or contingent liability under this Agreement or any other Finance Document, any rights which the Guarantors may have at any time by reason of the performance by the Guarantors of the Guaranteed Obligations to take the benefit (in whole or in part) of any security taken pursuant to this Agreement or any of the other Finance Documents shall be subject and subordinate to the rights of the Guaranteed Parties hereunder and shall be exercised by the Guarantors in such manner and upon such terms as the Guaranteed Parties may require and further agree to hold any monies at any time received by the Guarantors as a result of the exercise of any such rights or otherwise for and on behalf of the Guaranteed Parties for application in or towards payment of any sums at any time owed by the Borrower under the Agreement or the other Finance Documents.

11.6
Reinstatement. This Guarantee shall continue to be effective or be reinstated, as the case may be, if at any time any payment of any of the Guaranteed Obligations is rescinded or must otherwise be returned by a Guaranteed Party.

11.7
Waiver. Each Guarantor waives promptness, diligence and notices with respect to any Guaranteed Obligation and this Guarantee and any requirement that a Guaranteed Party exhaust any right or take any action against the Borrower or any other entity or any or their property.

11.8	Payments; No Reductions.

(a)	All payments under this Guarantee shall be made in accordance with Clauses 12, 16 and 17 of this Agreement.

(b)	Each Guarantor agrees to pay any taxes which arise from any payment made hereunder or from the execution, delivery or registration by such Guarantor of, or otherwise with respect to, this Agreement.

(c)	Each Guarantor will indemnify Guaranteed Party in accordance with Clause 16 upon demand.

(d)
Within 30 days after the date of any payment of taxes, the affected Guarantor will furnish to each Guaranteed Party at its address for notices, the original or a certified copy of a receipt evidencing payment thereof. If no taxes are payable in respect of any payment, a Guarantor will furnish to each Guaranteed Party a certificate from each appropriate taxing authority, or an opinion of counsel acceptable to each Guaranteed Party, in either case stating that such payment is exempt from or not subject to taxes.

11.9
Continuing Guarantee. This Guarantee is a continuing guaranty, is joint and several with any other guarantee given in respect of the Guaranteed Obligations, and shall remain in full force and effect until the later of the termination of any Commitment of the Lenders under this Agreement and the payment in full of the Guaranteed Obligations and all other amounts payable hereunder and shall be binding upon each Guarantor, its successors and permitted assigns. The obligations of each Guarantor under this Guarantee shall rank pari passu with all other unsecured obligations of such Guarantor.

12	PAYMENTS AND CALCULATIONS

12.1	Currency and method of payments. All payments to be made by any Obligor under a Finance Document shall be made to the Agent:

(a)	not later than 11:00 a.m. (New York City time) on the due date (any payment received after 11:00 a.m. New York City time shall be deemed to have been paid on the next Business Day);

(b)
in same day Dollar funds settled through the New York Clearing House Interbank Payments System (or in such other Dollar funds and/or settled in such other manner as the Agent shall specify as being customary at the time for the settlement of international transactions of the type contemplated by this Agreement); and

(c)
to account number 300030007278532, maintained at Nordea Bank Finland PLC, New York Branch, located at 437 Madison Avenue, New York, New York 10022, USA, ABA Number: 026010786, SWIFT: NDEAUS3NXXX, Attention: Credit Administration, re: OceanFreight, or to such other account with such other office of the Agent or bank as the Agent may from time to time notify to the Obligors.

12.2	Payment on non-Business Day. If any payment by any Obligor under a Finance Document would otherwise fall due on a day which is not a Business Day:

(a)	the due date shall be extended to the next succeeding Business Day; or

(b)	if the next succeeding Business Day falls in the next calendar month, the due date shall be brought forward to the immediately preceding Business Day;

and interest shall be payable during any extension under paragraph (a) at the rate payable on the original due date.

12.3
Basis for calculation of periodic payments. All interest and commitment fee and any other payments under any Finance Document which are of an annual or periodic nature shall accrue from day to day and shall be calculated on the basis of the actual number of days elapsed and a 360 day year.

12.4	Distribution of payments to Credit Parties. Subject to Clauses 12.5, 12.6 and 12.7:

(a)
any amount received by the Agent under a Finance Document for distribution or remittance to a Credit Party shall be made available by the Agent to that Credit Party by payment, with funds having the same value as the funds received, to such account as such Credit Party may have notified to the Agent not less than five (5) Business Days previously; and

(b)
amounts to be applied in satisfying amounts of a particular category which are due to the Lenders generally shall be distributed by the Agent to each Lender pro rata to the amount in that category which is due to it.

12.5
Permitted deductions by Agent. Notwithstanding any other provision of this Agreement or any other Finance Document, the Agent may, before making an amount available to a Credit Party, deduct and withhold from that amount any sum which is then due and payable to the Agent from that Credit Party under any Finance Document or any sum which the Agent is then entitled under any Finance Document to require that Lender to pay on demand.

12.6
Agent only obliged to pay when monies received. Notwithstanding any other provision of this Agreement or any other Finance Document, the Agent shall not be obliged to make available to the Borrower or any Credit Party any sum which the Agent is expecting to receive for remittance or distribution to the Borrower or that Credit Party until the Agent has satisfied itself that it has received that sum.

12.7
Refund to Agent of monies not received. Except as is otherwise provided in Clause 3.4(b) of this Agreement, if and to the extent that the Agent makes available a sum to the Borrower or a Credit Party, without first having received that sum, the Borrower or (as the case may be) the Credit Party concerned shall, on demand:

(a)	refund the sum in full to the Agent; and

(b)
pay to the Agent the amount (as certified by the Agent) which will indemnify the Agent against any funding or other loss, liability or expense incurred by the Agent as a result of making the sum available before receiving it.

12.8
Agent may assume receipt. Clause 12.7 shall not affect any claim which the Agent has under the law of restitution, and applies irrespective of whether the Agent had any form of notice that it had not received the sum which it made available (except an express notice from a Lender that it will not fund its Ratable Portion of any Advance of a Tranche).

12.9
Credit Party accounts. Each Credit Party shall maintain accounts showing the amounts owing to it by the Borrower under the Finance Documents and all payments in respect of those amounts made by the Borrower.

12.10
Agent's memorandum account. The Agent shall maintain a memorandum account showing the amounts advanced by the Lenders and all other sums owing to the Agent, the Security Trustee and each Lender from the Obligors under the Finance Documents and all payments in respect of those amounts made by the Obligors.

12.11
Accounts prima facie evidence. If any accounts maintained under Clauses 12.9 and 12.10 show an amount to be owing by an Obligor to a Credit Party, those accounts shall be prima facie evidence that that amount is owing to that Credit Party.

13	APPLICATION OF RECEIPTS

13.1
Normal order of application. Except as this Agreement or any other Finance Document may otherwise provide, any sums which are received or recovered by the Agent or the Security Trustee under or by virtue of any Finance Document shall be paid to the account of the Agent identified in Clause 12.1(c) and applied by the Agent in the following manner:

FIRST: in or towards the payment or reimbursement of any expenses or liabilities incurred by the Agent, the Security Trustee or the Lenders in connection with the ascertainment, protection or enforcement of their respective rights and remedies hereunder and under the other Finance Documents, including without limitation any amounts due under Clause 16 hereof;

SECOND: in or towards payment of any accrued default interest due but unpaid under Clause 6;

THIRD: in or towards payment of any accrued interest due but unpaid under Clause 4 on a pro rata basis to each outstanding Tranche of the Loan;

FOURTH: in or towards payment, on a pro rata basis to each outstanding Tranche of the Loan, of any principal due but unpaid under Clause 7 hereof;

FIFTH: in or towards payment of all other sums which may be owing to any Credit Party under this Agreement and the other Finance Documents (or any of them),

SIXTH: in or towards the payments of any amounts then due under the Master Agreement; and

SEVENTH: any surplus shall be paid to the Borrower or to whomsoever else may be entitled thereto.

13.2	Application of credit balances. A Lender may with seven (7) days prior notice or without prior notice if an Event of Default has occurred and is continuing:

(a)
apply any balance (whether or not then due) which at any time stands to the credit of any account in the name of an Obligor at any office of such Lender in any country in or towards satisfaction of any sum then due from that Obligor to such Lender under any of the Finance Documents; and

(b)	for that purpose:

(i)	break, or alter the maturity of, all or any part of a deposit of that Obligor;

(ii)	convert or translate all or any part of a deposit or other credit balance into Dollars;

(iii)	enter into any other transaction or make any entry with regard to the credit balance which such Lender considers appropriate.

13.3
Existing rights unaffected. A Lender shall not be obliged to exercise any of its rights under Clause 13.2; and those rights shall be without prejudice and in addition to any right of set-off, combination of accounts, charge, lien or other right or remedy to which such Lender is entitled (whether under the general law or any document).

13.4
Payments in excess of ratable share. If any Lender shall obtain any payment (whether voluntary, involuntary, through the exercise of any right of set-off, counterclaim or otherwise) on account of its portion of the Loan and in excess of its ratable share of payments on account of the Loan obtained by all the Lenders, such Lender shall forthwith purchase from the other Lenders such participation in their respective portions of the Loan as shall be necessary to share the excess payment ratably with each of them; provided that if all or any portion of such excess payment is thereafter recovered from such purchasing Lender, such purchase from each Lender shall be rescinded and such Lender shall repay to the purchasing Lender the purchase price to the extent of such recovery together with an amount equal to such Lender's ratable share (according to the proportion of (i) the amount of such Lender's required repayment to (ii) the total amount so recovered from the purchasing Lender) of any interest or other amount paid or payable by the purchasing Lender in respect of the total amount so recovered. The Borrower agrees that any Lender so purchasing a participation from another Lender pursuant to this Clause 13.4 may, to the fullest extent permitted by law, exercise all of its rights of payment (including the right of set-off) with respect to such participation as fully as if such Lender were the direct creditor of the Borrower in the amount of such participation. Notwithstanding the preceding sentences of this Clause 13.4, any Lender which shall have commenced or joined (as a plaintiff) in an action or proceeding in any court to recover sums due to it under this Agreement or any other Finance Document and pursuant to a judgment obtained therein or a settlement or compromise of that action or proceeding shall have received any amount, shall not be required to share any proportion of that amount with a Lender which has the legal right to, but does not, join such action or proceeding or commence and diligently prosecute a separate action or proceeding to enforce its rights in the same or another court. Each Lender exercising or contemplating exercising any rights giving rise to a receipt or receiving any payment of the type referred to in this Clause 13.4 or instituting legal proceedings to recover sums owing to it under this Agreement shall, as soon as reasonably practicable thereafter, give notice thereof to the Agent who shall give notice to the other Lenders.

14	EVENTS OF DEFAULT

14.1       Events of Default. There shall be an Event of Default if:

(a)
any payment of (i) principal is not paid when due under this Agreement or any of the other Finance Documents, or (ii) any interest or any other amount due to any Credit Party under this Agreement or any of the other Finance Documents is not paid within three (3) Business Days of the due date or, only in the case of sums payable on demand, when first demanded

(as the case may be);

(b)	any breach occurs of Clause 8.2, 10.1(b), 10.1(k)(iv), 10.1(o), 10.1(r), 10.1(v), 10.1(w), 10.1(x), 10.2 or 10.3; or

(c)
any breach occurs of any provision of a Finance Document (other than a breach covered by paragraphs (a) or (b) above) if, in the opinion of the Majority Lenders, such default is capable of remedy, and such default continues unremedied for 10 Business Days after written notice from the Agent requesting action to remedy the same; or

(d)	subject to any applicable grace period specified in the Finance Document, any breach occurs of any provision of a Finance Document (other than a breach covered by paragraphs (a), (b) or (c) above; or

(e)
any Obligor shall default (subject to any applicable cure period) in the payment when due of any Financial Indebtedness (other than in respect of the Finance Documents) in the outstanding principal amount equal to or exceeding $1,000,000 or such Financial Indebtedness is, or by reason of such default is subject to being, accelerated or any party becomes entitled to enforce the security for any such Financial Indebtedness and such party shall take steps to enforce the same, unless such default or enforcement is being contested by such Obligor, in good faith and through appropriate proceedings and in a manner that does not involve any risk of sale, forfeiture, loss, confiscation or seizure of any of the Ships, and such Obligor shall set aside on its books adequate reserves with respect thereto; or

(f)
any representation or warranty made by any Obligor or any other party (other than a Credit Party) in or pursuant to this Agreement or any of the other Finance Documents or in the Compliance Certificate shall prove to have been incorrect or misleading in any material respect when made or deemed made or confirmed; or

(g)
any of the consents referred to in Clause 9.3 is modified in a manner unacceptable to the Majority Lenders or is not granted or is revoked or terminated or expires and is not renewed or otherwise ceases to be in full force and effect; or

(h)
any Obligor shall generally not pay its debts as such debts become due, or shall admit in writing its inability to pay its debts generally, or shall make a general assignment for the benefit of creditors; or

(i)
any proceeding shall be instituted by or against any Obligor seeking to adjudicate it a bankrupt or insolvent, or seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, relief, or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking the entry of an order for relief or the appointment of a receiver, trustee, custodian or other similar official for it or for any substantial part of its property and either such proceeding shall remain undismissed or unstayed for a period of 45 days or any of the actions sought in such proceeding (including, without limitation, the entry of an order for relief against, or the appointment of a receiver, trustee, custodian or other similar official for, it or for any substantial part of its property) shall occur; or

(j)	an Obligor ceases or threatens to cease to carry on its business except, with respect to a

Guarantor, in the case of a sale or a proposed sale of its Ship; or

(k)
all or a material part of the undertakings, assets, rights or revenues of, or shares or other ownership interest in, an Obligor are seized, nationalized, expropriated or compulsorily acquired by or under authority of any government; or

(l)
a creditor attaches or takes possession of, or a distress, execution, sequestration or process (each an "action") is levied or enforced upon or sued out against, a material part of the undertakings, assets, rights or revenues (the "assets") of an Obligor in relation to a claim by such creditor where such Obligor does not or does not procure that such action is lifted, vacated, released or expunged, or substitute security posted, within 30 days of such action being (i) instituted and (ii) notified to such Obligor; or

(m)	a Change of Control has occurred; or

(n)	a Ship is sold or becomes a Total Loss and any prepayment required to be made under Clause 7.9 is not made when due; or

(o)	it becomes impossible or unlawful:

(i)
for an Obligor or any other party thereto (other than a Credit Party) to fulfill any of the covenants and obligations contained in this Agreement and/or any of the other Finance Documents or otherwise; or

(ii)	for a Credit Party to exercise any of the rights vested in it under this Agreement and/or any of the other Finance Documents or otherwise; or

(p)
there occurs, in the reasonable opinion of the Majority Lenders, a material adverse change in the financial condition of an Obligor that impairs the ability of an Obligor to perform its obligations under any Finance Document to which it is a party; or

(q)	any other event occurs or circumstance arises which, in the reasonable opinion of the Majority Lenders, is likely materially and adversely to affect:

(i)
the ability of an Obligor or any other party (other than a Credit Party) to perform all or any of its respective obligations under or otherwise to comply with the terms of this Agreement or any of the other Finance Documents; or

(ii)	the security created by any Collateral; or

(r)
an event of default, or an event or circumstance which, with the giving of any notice, the lapse of time or both would constitute an event of default (subject to any applicable cure period), has occurred under any material agreement (other than the Finance Documents) to which any of the Obligors is a party; or

(s)
any judgment or order is made, the effect whereof would be to render ineffective or invalid this Agreement or any other Finance Document or any material provision thereof, or any Obligor thereof asserts that any such agreement or provision thereof is invalid.

14.2	Actions following an Event of Default. On, or at any time after, the occurrence of an Event of Default the Agent shall at the request, or may with the consent, of the Majority Lenders:

(a)	serve on the Borrower a notice stating that all obligations of the Lenders to the Borrower under this Agreement are terminated, whereupon the same shall forthwith terminate; and/or

(b)
serve on the Borrower a notice stating that the Loan, all accrued interest and all other amounts accrued or owing under this Agreement or any other Finance Document are immediately due and payable, whereupon all such amounts shall become and be forthwith due and payable, without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by the Borrower; provided that in the case of an Event of Default under either of Clauses 14.1(h) or (i), the Loan and all accrued interest and other amounts accrued or owing hereunder shall be deemed immediately due and payable without notice or demand therefor; and/or

(c)
take any other action which, as a result of the Event of Default or any notice served under paragraph (a) or (b) above, a Credit Party is entitled to take under any Finance Document or any applicable law.

14.3	Termination of obligations. On the service of a notice under paragraph (a) of Clause 14.2 all the obligations of the Lenders to the Borrower under this Agreement shall terminate.

14.4
Acceleration of Loan. On the service of a notice under paragraph (b) of Clause 14.2, the Loan, all accrued interest and all other amounts accrued or owing from the Obligors under this Agreement and every other Finance Document shall become immediately due and payable or, as the case may be, payable on demand, and the Security Trustee shall forthwith be entitled to enforce the Security Interests created by this Agreement and any other Finance Document in any manner available to it and in such sequence as the Security Trustee may, in its absolute discretion, determine.

14.5
Multiple notices; action without notice. The Agent may serve notices under paragraphs (a) and (b) of Clause 14.2 simultaneously or on different dates and it may take any action referred to in that Clause if no such notice is served or simultaneously with or at any time after the service of both or either of such notices.

15	FEES AND EXPENSES

15.1	Fees.

(a)	The Borrower shall pay to the Agent a facility fee and an annual administration fee as and when required by the Fee Letter.

(b)
During the period commencing on October 1, 2007 and ending on the date the Total Commitments are terminated, the Borrower shall pay to the Agent (for the account of the Lenders), quarterly in arrears, a commitment fee of 0.45% per annum on the daily average unutilized Commitment of each Lender.

15.2
Costs of negotiation, preparation etc. The Borrower shall pay to the Agent on its demand the amount of all reasonable and documented expenses incurred by the Agent or any other Credit Party in connection with the negotiation, preparation, execution, registration or enforcement of any Finance Document or any related document or with any transaction contemplated by a Finance Document or a related document, including, without limitation, the reasonable fees and disbursements of a Credit Party's legal counsel and any local counsel retained by them.

15.3
Costs of variations, amendments, enforcement etc. The Borrower shall pay to the Agent, on the Agent's demand, the amount of all reasonable and documented expenses incurred by the Credit Parties in connection with:

(a)	any amendment or supplement to a Finance Document, or any proposal for such an amendment to be made;

(b)	any consent or waiver by any Credit Party under or in connection with a Finance Document, or any request for such a consent or waiver;

(c)	the valuation of or any other matter relating to the Collateral; or

(d)	any step taken by a Credit Party with a view to the protection, exercise or enforcement of any right or Security Interest created by a Finance Document or for any similar purpose.

There shall be recoverable under paragraph (d) the full amount of all legal expenses as may be incurred by such Credit Party.

15.4
Documentary taxes. The Borrower shall promptly pay any tax payable on or by reference to any Finance Document, and shall, on demand, fully indemnify any Credit Party against any liabilities and expenses resulting from any failure or delay by the Borrower to pay such a tax.

16	INDEMNITIES

16.1
Indemnities regarding borrowing and repayment of Loan. The Borrower shall fully indemnify a Lender on a Lender's first demand in respect of all reasonable and duly documented expenses, liabilities and losses which are incurred by such Lender, or which such Lender reasonably and with due diligence estimates that it will incur, as a result of or in connection with:

(a)	an Advance not being borrowed on the Expected Drawdown Date specified in the Drawdown Notice for such Advance for any reason other than a default by such Lender;

(b)	the receipt or recovery of all or any part of the Loan or an overdue sum otherwise than on the last day of an Interest Period or other relevant period;

(c)
any failure (for whatever reason) by the Borrower to make payment of any amount due under a Finance Document on the due date or, if so payable, on demand (after giving credit for any default interest paid by the Borrower on the amount concerned);

(d)	the occurrence and/or continuance of an Event of Default or a Potential Event of Default and/or the acceleration of repayment of the Loan under Clause 14; and

(e)	in respect of any tax (other than tax on its overall net income imposed by a taxing jurisdiction in which such Lender is organized, holds or books the Loan or has a principal place of business) for which such Lender is liable in any jurisdiction directly in connection with any amount paid or payable to such Lender under any Finance Document.

16.2	Breakage costs. Without limiting its generality, Clause 16.1 covers any liability, expense or actual loss incurred by a Lender:

(a)
in liquidating or employing deposits from third parties acquired or arranged to fund or maintain all or any part of the Loan and/or any overdue amount (or an aggregate amount which includes the Loan or any overdue amount); and

(b)
in terminating, or otherwise in connection with, any interest and/or currency swap or any other transaction entered into (whether with another legal entity or with another office or department of such Lender) to hedge any exposure arising under this Agreement or that part which such Lender determines is fairly attributable to this Agreement of the amount of the liabilities, expenses or losses incurred by it in terminating, or otherwise in connection with, a number of transactions of which this Agreement is one.

It is understood and agreed that unless an Event of Default has occurred and is continuing any gain realized by a Lender under Clause 16.2(b) shall be for credit against the amount then due from the Borrower to such Lender.

16.3
Miscellaneous indemnities. The Borrower shall fully indemnify each Credit Party in respect of all claims, demands, proceedings, liabilities, taxes, losses and expenses of every kind ("liability items") which may be made or brought against, or incurred by, such Credit Party, in any country, in relation to:

(a)	any action taken, or omitted or neglected to be taken, under or in connection with any Finance Document by such Credit Party or by any receiver appointed under a Finance Document;

(b)
any other event, matter or question which occurs or arises at any time during the Security Period and which has any connection with any payment or other transaction relating to a Finance Document or any asset covered (or previously covered) by a Security Interest created (or intended to be created) by a Finance Document;

other than liability items which are shown to have been caused by the gross negligence or willful misconduct of such Credit Party's own officers or employees.

16.4
Other indemnities. The Borrower further agrees to fully indemnify each Credit Party on any such Credit Party's first demand in respect of all reasonable expenses, liabilities and losses which are incurred by such Credit Party, or which such Credit Party reasonably and with due diligence estimates that it will incur, as a result of or in connection with the enforcement (whether through negotiations, legal proceedings or otherwise) of the Finance Documents and any other document to be delivered hereunder.

16.5
Currency indemnity. If any sum due from an Obligor to any Credit Party under a Finance Document or under any order or judgment relating to a Finance Document has to be converted from the currency in which the Finance Document provided for the sum to be paid (the "Contractual Currency") into another currency (the "Payment Currency") for the purpose of:

(a)	making or lodging any claim or proof against such Obligor, whether in its liquidation, any arrangement involving it or otherwise; or

(d)	obtaining an order or judgment from any court or other tribunal; or

(c)	enforcing any such order or judgment,

such Obligor shall indemnify such Credit Party against the loss arising when the amount of the payment actually received by such Credit Party is converted at the available rate of exchange into the Contractual Currency.

In this Clause 16.5, the "available rate of exchange" means the rate at which the Credit Party concerned is able at the opening of business (London time) on the Business Day after it receives the sum concerned to purchase the Contractual Currency with the Payment Currency.

This Clause 16.5 creates a separate liability of the Borrower which is distinct from its other liabilities under the Finance Documents and which shall not be merged in any judgment or order relating to those other liabilities.

16.6	Increased costs.

(a)
Except as to taxes, levies, imposts, deductions, charges, withholdings or liabilities with respect thereto (it being understood that the Borrower shall not have any liability for any taxes, levies, imposts, deductions, charges, withholdings or liabilities with respect thereto, except as provided in Clauses 15.4, 16.1, 16.3, 16.4 or 17), if due to either:

(i)	the introduction of or any change in or in the interpretation of any law or regulation; or

(ii)	the compliance by any Lender with any guideline or request from any central bank or other governmental authority,

in any case introduced, changed, interpreted or requested after the date hereof (whether or not having the force of law),

there shall be:

(x)	imposed, modified or deemed applicable any reserve, special deposit or similar requirement against assets held by, or deposits in or for the account of, any Lender; or

(y)	imposed on any Lender any other condition relating to this Agreement or the Advance made by it,

and the result of any event referred to in clause (x) or (y) shall be to increase the cost to such Lender of agreeing to make or making, funding or maintaining an Advance, then the Borrower shall from time to time, upon demand by such Lender (with a copy of such demand to the Agent) made within 60 days after the first date on which such Lender has actual knowledge that it is entitled to make demand for payment under this Clause 16.6(a), pay to the Agent for the account of such Lender additional amounts sufficient to compensate such Lender for such increased cost; provided that:

(A)	if such Lender fails to so notify the Borrower within such 60-day period, such increased cost shall commence accruing on such later date on which the Lender notifies the Borrower; and

(B)
before making any such demand, such Lender agrees to use its best efforts (consistent with its internal policy and legal and regulatory restrictions) to designate a different Lending Office if the making of such a designation would avoid the need for, or reduce the amount of, such increased cost and would not, in the reasonable judgment of such Lender, be otherwise disadvantageous to such Lender.

Any Lender, upon determining that additional amounts sufficient to compensate it for such increased cost are payable by the Borrower pursuant to this Clause 16.6(a), will give prompt written notice thereof to the Borrower and the Agent, which notice shall include a certificate submitted to the Borrower and the Agent by such Lender setting forth in reasonable detail the basis for and the calculation of such increased cost (such certificate as to the amount of such increased cost, submitted to the Borrower and the Agent by such Lender shall be conclusive and binding for all purposes, absent manifest error), although the failure to give any such notice shall not release or diminish the Borrower's obligation to pay such increased cost pursuant to this Clause 16.6(a).

(b)
If a Lender determines that compliance with any law or regulation or any guideline or request from any central bank or other governmental or monetary authority in regard to capital adequacy (whether or not having the force of law) including, without limitation, any guideline contemplated by the report dated July 1988 entitled "International Convergence of Capital Management and Capital Standards" issued by the Bank Committee on Banking Regulations and Supervisory Practices, in any case in which such law, regulation, guideline or request became effective or was made after the date hereof, has or would have the effect of reducing the rate of return on the capital of, or maintained by, such Lender or any company controlling such Lender as a consequence of such Lender making its Ratable Portion of any Advance or Commitment hereunder and other commitments of this type, by increasing the amount of capital required or expected to be maintained by such Lender or any company controlling such Lender, to a level below that which such Lender or any company controlling such Lender could have achieved but for such adoption, effectiveness, change or compliance (taking into account such Lender's or such company's policies with respect to capital adequacy) then the Borrower shall, from time to time, pay such Lender, upon demand by such Lender made within 60 days after the first date on which such Lender has actual knowledge that it is entitled to make demand for payment under this Clause 16.6(b) of such reduction in return, such additional amount as may be specified by such Lender as being sufficient to compensate such Lender for such reduction in return, to the extent that such Lender reasonably determines such reduction to be attributable to the existence of such Lender's commitment to lend hereunder; provided that if such Lender fails to so notify the Borrower within such 60-day period, such amounts shall commence accruing on such later date on which such Lender notifies the Borrower. A certificate submitted to the Borrower and the Agent by such Lender setting forth in reasonable detail the basis for and the calculation of such additional amount shall be conclusive and binding for all purposes, absent manifest error.

17	NO SET-OFF OR TAX DEDUCTION

17.1	No deductions. All amounts due from an Obligor under a Finance Document shall be paid:

(a)	without any form of set-off, cross-claim or condition; and

(b)	free and clear of any tax deduction except a tax deduction which such Obligor is required by law to make.

17.2	Grossing-up for taxes. If an Obligor is required by law to make a tax deduction from any payment:

(a)	that Obligor shall notify the Agent as soon as it becomes aware of the requirement;

(b)	that Obligor shall pay the tax deducted to the appropriate taxation authority promptly, and in any event before any fine or penalty arises;

(c)
the amount due in respect of the payment shall be increased by the amount necessary to ensure that each of the Lenders receives and retains (free from any liability relating to the tax deduction) a net amount which, after the tax deduction, is equal to the full amount which it would otherwise have received.

17.3
Evidence of payment of taxes. Within 30 days after making any tax deduction, an Obligor shall deliver to the Agent documentary evidence satisfactory to the Agent that the tax had been paid to the appropriate taxation authority.

17.4
Exclusion of tax on overall net income. In this Clause 17 "tax deduction" means any deduction or withholding for or on account of any present or future tax except tax on a Lender's overall net income imposed by a taxing jurisdiction in which such Lender is organized, holds or books the Loan or has a principal place of business.

18	ILLEGALITY, ETC

18.1	Illegality. This Clause 18 applies if a Lender notifies the Borrower that it has become, or will with effect from a specified date, become:

(a)	unlawful or prohibited as a result of the introduction of a new law, an amendment to an existing law or a change in the manner in which an existing law is or will be interpreted or applied; or

(b)	contrary to, or inconsistent with, any regulation,

for such Lender to maintain or give effect to any of its obligations under this Agreement in the manner contemplated by this Agreement.

18.2
Notification and effect of illegality. On a Lender notifying the Borrower under Clause 18.1, such Lender's obligation to make available its Commitment shall terminate; and thereupon or, if later, on the date specified in such Lender's notice under Clause 18.1 as the date on which the notified event would become effective, the Borrower shall prepay to such Lender that portion of the Loan then due and payable to such Lender plus all amounts otherwise payable under Clause 7.

19	ASSIGNMENTS AND PARTICIPATIONS; CHANGES IN LENDING OFFICE

19.1
Assignment by Borrower or Guarantors. Except as permitted by Clause 10.2(b), neither the Borrower or any of the Guarantors may, without the consent of the Lenders (such consent not to be unreasonably withheld):

(a)	transfer any of its rights or obligations under any Finance Document; or

(b)
enter into any merger, de-merger or other reorganization, or carry out any other act, as a result of which any of its rights or liabilities under any Finance Document would vest in, or pass to, another person.

19.2       Assignments by Lender; Participations.

(a)
Each Lender may at its own expense and without the consent of the Borrower assign to a bank or other entity all or a portion of its rights and obligations under this Agreement (including, without limitation, all or a portion of its Commitment or the Advance(s) owing to it and the Notes held by it (if any)), provided that:

(i)	each such assignment shall be of a uniform, and not a varying, percentage of all rights and obligations under this Agreement;

(ii)
the amount of the Commitment of the assigning Lender being assigned pursuant to each such assignment (determined as of the date of the Assignment and Acceptance with respect to such assignment) shall in no event be less than $5,000,000 and shall be an integral multiple of $1,000,000 in excess thereof, or shall be an assignment to another Lender or an assignment of all of the assigning Lender's rights and obligations hereunder and under the Notes held by such Lender;

(iii)	each such assignment shall be to (x) another Lender or a financial Affiliate of the assigning Lender or (y) to an Eligible Assignee;

(iv)	at the time of such assignment, no such assignment shall, without the consent of the Borrower, result in increased liability to the Borrower under this Agreement; and

(v)
the parties to each such assignment shall execute and deliver to the Agent, for its acceptance and recording in the Register, an Assignment and Acceptance, together with the Notes (if any) subject to such assignment and a processing and recordation fee of $3,000 from the assignee.

Upon such execution, delivery, acceptance and recording, from and after the effective date specified in each Assignment and Acceptance, (x) the assignee thereunder shall be a party hereto and, to the extent that rights and obligations hereunder have been assigned to it pursuant to such Assignment and Acceptance, have the rights and obligations of a Lender hereunder and (y) the Lender assignor thereunder shall, to the extent that rights and obligations hereunder have been assigned by it pursuant to such Assignment and Acceptance, relinquish its rights and be released from its further obligations under this Agreement (and, in the case of an Assignment and Acceptance covering all or the remaining portion of an assigning Lender's rights and obligations under this Agreement, such Lender shall cease to be a party hereto).

(b)	By executing and delivering an Assignment and Acceptance, the Lender assignor thereunder and the assignee thereunder confirm to and agree with each other and the other parties hereto as follows:

(i)
other than as provided in such Assignment and Acceptance, such assigning Lender makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with this Agreement or the execution, legality, validity, enforceability, genuineness, sufficiency or value of this Agreement or any other instrument or document furnished pursuant hereto;

(ii)
such assigning Lender makes no representation or warranty and assumes no responsibility with respect to the financial condition of any Obligor or the performance or observance by any Obligor of any of their obligations under this Agreement, any other Finance Document or any other instrument or document furnished pursuant hereto or thereto;

(iii)
such assignee confirms that it has received a copy of this Agreement, together with copies of the financial statements referred to in Clauses 9.9 and 10.1(f) and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into such Assignment and Acceptance;

(iv)
such assignee will, independently and without reliance upon the Agent, such assigning Lender or any other Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under this Agreement;

(v)	such assignee confirms that it is an Eligible Assignee or another Lender or a financial Affiliate of the assigning Lender;

(vi)
such assignee appoints and authorizes the Agent to take such action as agent on its behalf and to exercise such powers under this Agreement as are delegated to the Agent by the terms hereof, together with such powers as are reasonably incidental thereto;

(vii)	such assignee agrees that it will perform in accordance with their terms all of the obligations which by the terms of this Agreement are required to be performed by it as a Lender; and

(viii)	such assigning Lender and such assignee represent and warrant that such assignment is not in violation of any applicable laws, including securities laws.

(c)
The Agent shall maintain at its address referred to in Clause 21.2 a copy of each Assignment and Acceptance delivered to and accepted by it and a register for the recordation of the names and addresses of the Lenders and the Commitment of, and principal amount of the Advances owing to, each Lender from time to time (the "Register"). The entries in the Register shall be conclusive and binding for all purposes, absent manifest error, and the Borrower, the Agent, and the Lenders may treat each person whose name is recorded in the Register as a Lender hereunder for all purposes of this Agreement. The Register shall be available for inspection by the Borrower or any Lender at any reasonable time and from time to time upon reasonable prior notice.

(d)
Upon its receipt of an Assignment and Acceptance executed by an assigning Lender and an assignee, the Agent shall, if such Assignment and Acceptance has been completed and is in substantially the form of Schedule 4 hereto, (i) accept such Assignment and Acceptance, (ii) record the information contained therein in the Register and (iii) give prompt notice thereof to the Borrower.

(e)
Each Lender may, at is own expense, without the Borrower's consent, sell participations to one or more banks or other entities in or to all or a portion of its rights and obligations under this Agreement (including without limitation, all or a portion of its Commitment and the Advance(s) owing to it); provided that:

(i)	such Lender's obligations under this Agreement (including, without limitation, its Commitment to the Borrower hereunder) shall remain unchanged;

(ii)	such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations;

(iii)	such Lender shall remain the Lender for all purposes of this Agreement;

(iv)	the Borrower, the Agent and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under this Agreement; and

(v)	no participant under any such participation shall have any right to approve any amendment or waiver of any provision of any Finance Document, or any consent to any departure by an Obligor therefrom.

(f)
Notwithstanding any other provision set forth in this Agreement, any Lender may, at its own expense, at any time create a security interest in all or any portion of its rights under this Agreement (including, without limitation, the Advances owing to it and the Notes held by it) in favor of any Federal Reserve Bank in accordance with Regulation A of the Board of Governors of the Federal Reserve System.

19.3
Rights of assignee. In respect of any breach of a warranty, undertaking, condition or other provision of a Finance Document, or any misrepresentation made in or in connection with a Finance Document, a direct or indirect assignee of any of a Lender's rights or interests under or by virtue of the Finance Documents shall be entitled to recover damages by reference to the loss incurred by that assignee as a result of the breach or misrepresentation irrespective of whether the Lender would have incurred a loss of that kind or amount.

19.4	Subrogation assignment. A Lender may assign, in any manner and on terms agreed by it, all or any part of those rights to an insurer or surety who has become subrogated to them.

19.5	Disclosure of information. The Lenders may disclose to a potential assignee or sub-participant any information which the Lenders have received in relation to the Obligors or their respective affairs under or in connection with any Finance Document, provided that if the information is clearly of a confidential nature the potential assignee or sub-participant shall enter into a confidentiality agreement.

19.6
Change of Lending Office. Except as otherwise permitted under Clause 16.6, a Lender may change its Lending Office by giving notice to the Borrower and the change shall become effective on the later of:

(a)	the date on which the Borrower receives the notice; an

(b)	the date, if any, specified in the notice as the date on which the change will come into effect;

provided that such change in Lending Office does not increase the Borrower's costs under this Agreement.

20	VARIATIONS AND WAIVERS

20.1	Variations, waivers etc.

(a)
A document shall be effective to vary, waive, suspend or limit any provision of a Finance Document, or a Credit Party's rights or remedies under such a provision or the general law, only if the document is signed, or specifically agreed to by fax, by the relevant Obligor(s) and the relevant Credit Party.

(b)
Except as otherwise provided in this Agreement, this Agreement or any term hereof may be amended, modified, waived, discharged or terminated only by an instrument in writing, signed by the Majority Lenders or by the Agent acting with the consent of the Majority Lenders.

(c)
Notwithstanding the provisions of Clause 20.1(b), no amendment, modification or waiver shall, unless by an instrument signed by all the Lenders or by the Agent acting with the consent of all the Lenders (so long as this Agreement remains in effect or there are any Designated Transactions continuing):

(i)	increase the Commitment of any Lender, or increase or extend the term, or extend the time or waive any requirement for the reduction or termination, of any Advance;

(ii)	extend the date fixed for the payment of principal or interest of any Advance;

(iii)	reduce the amount of any payment of principal in respect of any Advance or the rate at which interest is payable thereon or any fee is payable hereunder;

(iv)	alter the terms of this Clause 20;

(v)	release any Collateral, except as contemplated in this Agreement or by a Finance Document; or

(vi)	change the definition of the term "Majority Lenders";

provided that (x) any amendment of Clause 26 shall require the written consent of the Agent and the Security Trustee and the Borrower shall have the right to replace any Lender that refuses to consent to any amendments, modifications or waivers requested by the Borrower under this Clause 20.1(c) and approved by the Majority Lenders with an Eligible Assignee (and in such case the Agent may execute an Assignment and Acceptance on behalf of a Lender which is being so replaced by an Eligible Assignee).

20.2
Exclusion of other or implied variations. Except for a document which satisfies the requirements of Clause 20.1, no document, and no act, course of conduct, failure or neglect to act, delay or acquiescence on the part of a Credit Party (or any person acting on its behalf) shall result in such Credit Party (or any person acting on its behalf) being taken to have varied, waived, suspended or limited, or being precluded (permanently or temporarily) from enforcing, relying on or exercising:

(a)	a provision of this Agreement or another Finance Document; or

(b)	an Event of Default or Potential Event of Default; or

(c)	a breach by an Obligor of an obligation under a Finance Document or the general law; or

(d)	any right or remedy conferred by any Finance Document or by the general law;

and there shall not be implied into any Finance Document any term or condition requiring any such provision to be enforced, or such right or remedy to be exercised, within a certain or reasonable time.

21	NOTICES

21.1
General. Unless otherwise specifically provided, any notice under or in connection with any Finance Document shall be given by personal delivery or by registered mail (with a copy by facsimile transmission or email sent the same day) or by facsimile transmission; and references in the Finance Documents to written notices, notices in writing and notices signed by particular persons shall be construed accordingly.

21.2	Addresses for communications. A notice shall be sent:

(a)	to the Borrower or any Guarantor:	Omega Building
80 Kifissias Avenue
151 25 Maroussi
Athens, Greece
Attention; Chief Financial Officer
Fax No.: +30-210-614-0284

with a copy to:

Seward & Kissel LLP
One Battery Park
New York, New York 10004
Attention; Gary Wolfe, Esq.
Fax No.: +212-480-8421

(b)	to the Agent
	or the Security Trustee:	Nordea Bank Finland PLC, New York Branch
437 Madison Avenue
New York, New York 10022
Attention: Loan Administration
Fax No.: +212-750-9188

(c)	to any Lender:	at its address listed on Schedule 1 hereto,

or to such other address or addresses as each party may notify the other.

21.3	Effective date of notices. Subject to Clauses 21.4 and 21.5:

(a)	a notice which is delivered personally shall be deemed to be served, and shall take effect, at the time when it is delivered;

(b)	a notice which is sent by post shall be deemed to be served, and shall take effect, three (3) days after the date of posting; and

(c)	a notice which is sent by facsimile transmission shall be deemed to be served, and shall take effect, two (2) hours after its successful transmission is completed.

21.4	Service outside business hours. However, if under Clause 21.3 a notice would be deemed to be served:

(a)	on a day which is not a Business Day in the place of receipt; or

(b)	on such a Business Day, but after 5:00 p.m. local time;

the notice shall (subject to Clause 21.5) be deemed to be served, and shall take effect, at 9:00 a.m. on the next day which is such a Business Day.

21.5
Illegible notices. Clauses 21.3 and 21.4 do not apply if the recipient of a notice notifies the sender within one (1) hour after the time at which the notice would otherwise be deemed to be served that the notice has been received in a form which is illegible in a material respect.

21.6
Valid notices. A notice under or in connection with a Finance Document shall not be invalid by reason that its contents or the manner of serving it do not comply with the requirements of this Agreement or, where appropriate, any other Finance Document under which it is served if:

(a)	the failure to serve it in accordance with the requirements of this Agreement or other Finance Document, as the case may be, has not caused any party to suffer any significant loss or prejudice; or

(b)	in the case of incorrect and/or incomplete contents, it should have been reasonably clear to the party on which the notice was served what the correct or missing particulars should have been.

21.7	English language. Any notice under or in connection with a Finance Document shall be in English.

21.8	Meaning of "notice". In this Clause "notice" includes any demand, consent, authorization, approval, instruction, waiver or other communication.

22	POSITION OF THE LENDERS AND THE SWAP BANK

22.1	Interests of Credit Parties several. The rights of the Credit Parties under this Agreement are several.

22.2
Individual Credit Parties' right of action. Each Lender and the Swap Bank shall be entitled to sue for any amount which has become due and payable by the Borrower to it under this Agreement, the Master Agreement or any other Finance Document without joining the Agent, the Security Trustee or any other Credit Party as additional parties in the proceedings, provided that neither the Swap Bank nor any Lender may commence proceedings against the Borrower or any other Obligor in connection with a Finance Document without the prior consent of the Majority Lenders.

22.3
Obligations of Credit Parties several. The obligations of the Lenders and the Swap Bank under this Agreement are several, and a failure of a Lender or the Swap Bank to perform its obligations under this Agreement shall not result in:

(a)	the obligations of the other Lenders or the Swap Bank being increased; or

(b)	the Borrower, any other Obligor, any other Lender or the Swap Bank being discharged (in whole or in part) from its obligations under any Finance Document;

and in no circumstances shall a Lender or the Swap Bank have any responsibility for a failure of another Lender or the Swap Bank (as the case may be) to perform its obligations under this Agreement.

22.4
Swap Subordination. At all times during the Security Period, the Swap Bank agrees that its rights under the Master Agreement (including, without limitation, any right of repayment) shall be subject and subordinate to the rights of the Lenders under this Agreement and the other Finance Documents.

23	SUPPLEMENTAL; SUBORDINATION OF OBLIGORS

23.1	Rights cumulative, non-exclusive. The rights and remedies which the Finance Documents give to the Credit Parties:

(a)	are cumulative;

(b)	may be exercised as often as appears expedient; and

(c)	shall not, unless a Finance Document explicitly and specifically states so, be taken to exclude or limit any right or remedy conferred by any law.

23.2
Severability of provisions. If any provision of a Finance Document is or subsequently becomes void, unenforceable or illegal, that shall not affect the validity, enforceability or legality of the other provisions of that Finance Document or of the provisions of any other

Finance Document.

23.3	Counterparts. This Agreement and any other Finance Document may be executed in any number of counterparts.

23.4
Binding Effect. This Agreement shall become effective on the Effective Date and thereafter shall be binding upon and inure to the benefit of each of the parties hereto and their respective successors and assigns, except that the Borrower shall not have the right to assign its rights hereunder or any interest herein except as provided in Clause 19.1.

23.5	Subordination of Obligors. Subject to Clause 23.6, during the Security Period, no Obligor shall:

(a)
claim by way of any legal or administrative action any amount which may be due to it from another Obligor whether in respect of a payment made, or matter arising out of, this Agreement or the other Finance Documents, or any matter unconnected with this Agreement or the other Finance Documents; or

(b)	take or enforce any form of security from another Obligor for such an amount, or in any other way seek to have recourse in respect of such an amount against any asset of another Obligor; or

(c)	set off such an amount against any sum due from it to another Obligor; or

(d)	prove or claim for such an amount in any liquidation, administration, arrangement or similar procedure involving another Obligor; or

(e)	exercise or assert any combination of the foregoing.

23.6
Required action. If during the Security Period, the Agent, by notice to an Obligor, requires it to take any action referred to in paragraphs (a) to (d) of Clause 23.5, in relation to any other Obligor, that Obligor shall take that action as soon as practicable after receiving the Agent's notice.

24	UPSIZE OPTION

24.1
Upsize option. Subject to the following conditions, from time to time during the period between the Effective Date and September 18, 2010 the Borrower may by notice to the Agent, without the consent of the Lenders, increase the available Commitments in respect of the Tranche B Loan by either:

(a)
causing one or more banks or financial institutions to become a Lender hereunder (with all the rights and obligations of a Lender attendant thereto) in respect of the Tranche B Loan (in which case such bank or financial institution shall execute such agreement as the Agent shall deem appropriate to cause such bank or financial institution to accede to the rights and obligations of a Lender hereunder); or

(b)	agreeing with one or more Lenders, in each such Lender's sole discretion, to increase such Lender's Commitment in respect of the Tranche B Loan.

24.2	Limitations on upsize option. The conditions referred to in Clause 24.1 are that:

(a)	the aggregate of all increases of the available Commitments in respect of the Tranche B Loan shall not exceed $50,000,000;

(b)	no new Commitment (in the case of a new Lender) and no increased Commitment (in the case of an existing Lender) shall be less than $10,000,000 (measured individually);

(c)
the Borrower and/or the Guarantors shall provide such additional Collateral as may be acceptable to the Agent in its sole reasonable discretion (acting upon the instruction of the Majority Lenders) in an amount not less than 200% of each Commitment increase; and

(d)
the Obligors and the Credit Parties (including any new Lender) shall execute and deliver an amendment, or an amendment and restatement, of this Agreement and such others of the Finance Documents as the Majority Lenders shall deem appropriate, any such amendment or amendment and restatement to be in form and substance satisfactory to the Majority Lenders.

25	EFFECTIVENESS OF THIS AGREEMENT

25.1
Conditions precedent to effectiveness. The amendment and restatement of the Original Loan Agreement pursuant hereto shall become effective on and as of the first date (the "Effective Date") on which all of the following conditions shall have been satisfied:

(a)	The Agent shall have received:

(i)	an original of this Agreement duly executed by the parties hereto;

(ii)
in respect of each Obligor, documents of the kind specified in Schedule 3, Part A, paragraphs 2, 3, 4, 5 and 6, updated with appropriate modifications, each to be in form and substance satisfactory to the Agent;

(iii)
a duly executed original of an addendum to the Mortgage in respect of each of the Marshall Islands registered AUGUSTA, HELENA, LANSING, PIERRE and RICHMOND, each such addendum to be in form and substance satisfactory to the Agent;

(iv)
a duly executed original of each Second Statutory Mortgage in respect of each of the Cypriot registered AUSTIN and TRENTON, each such Second Statutory Mortgage to be in form and substance satisfactory to the Agent;

(v)
documentary evidence that the relevant Mortgage addendum has been duly recorded according to the laws of the Republic of The Marshall Islands against each of the AUGUSTA, HELENA, LANSING, PIERRE and RICHMOND;

(vi)	documentary evidence that the relevant Second Statutory Mortgage has been duly recorded according to the laws of the Republic of Cyprus against each of the AUSTIN and TRENTON;

(vii)
any consents, agreements and other documents in connection with this Agreement and the Finance Documents which the Agent may request by notice to the Obligors prior to the Effective Date, including, without limitation, a certificate of the president or secretary of each Intermediate Holding Company dated the date of this Agreement:

(1)
as to (a) there being no amendments to its constitutional documents since the date such documents were delivered previously to the Agent, (b) the absence of any proceedings for the dissolution or liquidation of such party, (c) the veracity of the representations and warranties contained in the Share Pledge made by such party, (d) the absence of any material misstatement of fact in any information provided by such party to the Agent and that such information did not omit to state any material fact necessary to make statements therein, in light of the circumstances under which they were made, not misleading, and (e) the absence of a Potential Event of Default or an Event of Default; and

(2)	acknowledging this Agreement and confirming that such party's Share Pledge remains in full force and effect;

(vii)	a favorable opinion of Seward & Kissel LLP, special New York, Marshall Islands and Liberian counsel to the Obligors, in form, scope and substance satisfactory to the Credit Parties; and

(ix)	a favorable opinion of each of special Cypriot and Maltese counsel to the Credit Parties, in form, scope and substance satisfactory to the Credit Parties.

(b)
No Event of Default or Potential Event of Default shall have occurred and be continuing and there shall have been no material adverse change in the financial condition, operations or business prospects of the Obligors since the date of the Original Loan Agreement.

25.2
Amendment and Restatement of Original Loan Agreement. With effect on and from the Effective Date, the Original Loan Agreement shall be, and shall be deemed by this Agreement to have been, amended and restated upon the terms and conditions stated herein and, as so amended and restated, the Original Loan Agreement shall continue to be binding on each of the parties to it in accordance with its terms as so amended and restated.

25.3
Amendments to Finance Documents. With effect on and from the Effective Date each of the Finance Documents (other than this Agreement and any Second Statutory Mortgage) shall be, and shall be deemed by this Agreement to have been, amended as follows:

(a)
the definition of, and references throughout each of the Finance Documents to, the Loan Agreement and any of the other Finance Documents shall be construed as if the same referred to the Loan Agreement and those Finance Documents as amended and restated or supplemented by this Agreement; and

(b)
by construing references throughout each of the Finance Documents to "this Agreement", "hereunder" and other like expressions as if the same referred to such Finance Documents as amended and supplemented by this Agreement.

25.4
Finance Documents to remain in full force and effect. Except as amended hereby, all terms and conditions of each of the Finance Documents shall remain in full force and effect and are hereby ratified and confirmed in all respects. Without limiting the foregoing, each of the Guarantors acknowledges and agrees that the Guarantee remains in full force and effect.

26	THE AGENT AND THE SECURITY TRUSTEE

26.1	Appointment and Granting.

(a)
The Agent. Each Lender irrevocably appoints and authorizes the Agent to act as its agent hereunder and under any of the other Finance Documents with such powers as are specifically delegated to the Agent by the terms of this Agreement and of any of the other Finance Documents, together with such other powers as are reasonably incidental thereto.

(b)	The Security Trustee.

(i)
Authorization of Security Trustee. Each of the Lenders, the Swap Bank and the Agent irrevocably appoints and authorizes the Security Trustee to act as security trustee hereunder and under the other Finance Documents (other than the Notes) with such powers as are specifically delegated to the Security Trustee by the terms of this Agreement and such other Finance Documents, together with such other powers as are reasonably incidental thereto.

(ii)
Granting Clause. To secure the payment of all sums of money from time to time owing to the Lenders or the Swap Bank under this Agreement, the Notes and the other Finance Documents in the maximum principal amount of $409,500,000 plus accrued interest thereon and all other amounts owing to the Lenders, the Swap Bank the Agent or the Security Trustee pursuant to this Agreement, the Notes and the other Finance Documents, and the performance of the covenants of the Borrower and any other Obligor herein and therein contained, and in consideration of the premises and of the covenants herein contained and of the extensions of credit by the Lenders, the Security Trustee does hereby declare that it will hold as such trustee in trust for the benefit of the Lenders, the Swap Bank and the Agent, from and after the execution and delivery thereof, all of its right, title and interest as mortgagee in, to and under each Mortgage and its right, title and interest as assignee and secured party under the other Finance Documents (the right, title and interest of the Security Trustee in and to the property, rights and privileges described above, from and after the execution and delivery thereof, and all property hereafter specifically subjected to the lien of the indenture created hereby and by the Finance Documents by any amendment hereto or thereto are herein collectively called the "Estate"); TO HAVE AND TO HOLD the Estate unto the Security Trustee and its successors and assigns forever BUT IN TRUST, NEVERTHELESS, for the equal and proportionate benefit and security of the Lenders, the Swap Bank and the Agent and their respective successors and assigns without any priority of any one over any other (except as provided in Clause 13.1 of this Agreement), UPON THE CONDITION that, unless and until an Event of Default under this Agreement shall have occurred and be continuing, each of the Obligors shall be permitted, to the exclusion of the Security Trustee, to possess and use the Ships. IT IS HEREBY COVENANTED, DECLARED AND AGREED that all property subject or to become subject hereto is to be held, subject to the further covenants, conditions, uses and trusts hereinafter set forth, and each Obligor, for itself and its respective successors and assigns, hereby covenants and agrees to and with the Security Trustee and its successors in said trust, for the equal and proportionate benefit and security of the Lenders, the Swap Bank and the Agent as hereinafter set forth.

(iii)
Acceptance of Trusts. The Security Trustee hereby accepts the trusts imposed upon it as Security Trustee by this Agreement, and the Security Trustee covenants and agrees to perform the same as herein expressed and agrees to receive and disburse all monies constituting part of the Estate in accordance with the terms hereof.

26.2
Scope of Duties. Neither the Agent nor the Security Trustee (which terms as used in this sentence and in Clause 26.5 hereof shall include reference to their respective affiliates and their own respective and their respective affiliates' officers, directors, employees, agents and attorneys-in-fact):

(a)
shall have any duties or responsibilities except those expressly set forth in this Agreement and in any of the Finance Documents, and shall not by reason of this Agreement or any of the Finance Documents be (except, with respect to the Security Trustee, as specifically stated to the contrary in this Agreement) a trustee for a Lender or the Swap Bank;

(b)
shall be responsible to the Lenders or the Swap Bank for any recitals, statements, representations or warranties contained in this Agreement or in any of the Finance Documents, or in any certificate or other document referred to or provided for in, or received by any of them under, this Agreement or any of the Finance Documents, or for the value, validity, effectiveness, genuineness, enforceability or sufficiency of this Agreement or any of the Finance Documents or any other document referred to or provided for herein or therein or for any failure by any Obligor or any other person to perform any of its obligations hereunder or thereunder or for the location, condition or value of any property covered by any lien under any of the Finance Documents or for the creation, perfection or priority of any such lien;

(c)
shall be required to initiate or conduct any litigation or collection proceedings hereunder or under any of the Finance Documents unless expressly instructed to do so in writing by the Majority Lenders; or

(d)
shall be responsible for any action taken or omitted to be taken by it hereunder or under any of the Finance Documents or under any other document or instrument referred to or provided for herein or therein or in connection herewith or therewith, except for its own gross negligence or willful misconduct. Each of the Security Trustee and the Agent may employ agents and attorneys-in-fact and neither the Security Trustee nor the Agent shall be responsible for the negligence or misconduct of any such agents or attorneys-in-fact selected by it in good faith. Each of the Security Trustee and the Agent may deem and treat the payee of a Note as the holder thereof for all purposes hereof unless and until a written notice of the assignment or transfer thereof shall have been filed with the Agent, together with the written consent of the Borrower to such assignment or transfer.

26.3
Reliance. Each of the Security Trustee and the Agent shall be entitled to rely upon any certification, notice or other communication (including any thereof by telephone, telex, telefacsimile, telegram or cable) believed by it to be genuine and correct and to have been signed or sent by or on behalf of the proper person or persons, and upon advice and statements of legal counsel, independent accountants and other experts selected by the Security Trustee or the Agent, as the case may be. As to any matters not expressly provided for by this Agreement or any of the Finance Documents, each of the Security Trustee and the Agent shall in all cases be fully protected in acting, or in refraining from acting, hereunder or thereunder in accordance with instructions signed by the Majority Lenders, and such instructions and any action taken or failure to act pursuant thereto shall be binding on all of the Lenders.

26.4
Knowledge. Neither the Security Trustee nor the Agent shall be deemed to have knowledge or notice of the occurrence of a Potential Event of Default or Event of Default (other than, in the case of the Agent, the non-payment of principal of or interest on the Loan or any Advance) unless each of the Security Trustee and the Agent has received notice from a Lender or any Obligor specifying such Potential Event of Default or Event of Default and stating that such notice is a "Notice of Default". If the Agent receives such a notice of the occurrence of such Potential Event of Default or Event of Default, the Agent shall give prompt notice thereof to the Security Trustee and the Lenders (and shall give each Lender prompt notice of each such non-payment). Subject to Clause 26.8 hereof, the Security Trustee and the Agent shall take such action with respect to such Potential Event of Default or Event of Default or other event as shall be directed by the Majority Lenders, except that, unless and until the Security Trustee and the Agent shall have received such directions, each of the Security Trustee and the Agent may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Potential Event of Default or Event of Default or other event as it shall deem advisable in the best interest of the Lenders and the Swap Bank.

26.5
Security Trustee and Agent as Lenders. Each of the Security Trustee and the Agent (and any successor acting as Security Trustee or Agent, as the case may be) in its individual capacity as a Lender hereunder shall have the same rights and powers hereunder as any other Lender and may exercise the same as though it were not acting as the Security Trustee or the Agent, as the case may be, and the term "Lender" or "Lenders" shall, unless the context otherwise indicates, include each of the Security Trustee and the Agent in their respective individual capacities. Each of the Security Trustee and the Agent (and any successor acting as Security Trustee and Agent, as the case may be) and their respective affiliates may (without having to account therefor to a Lender) accept deposits from, lend money to and generally engage in any kind of banking, trust or other business with any Obligor and any of its subsidiaries or affiliates as if it were not acting as the Security Trustee or the Agent, as the case may be, and each of the Security Trustee and the Agent and their respective affiliates may accept fees and other consideration from such Obligor for services in connection with this Agreement or otherwise without having to account for the same to the Lenders.

26.6
Indemnification of Security Trustee and Agent. The Lenders agree to indemnify each of the Agent and the Security Trustee (to the extent not reimbursed under other provisions of this Agreement, but without limiting the obligations of any Obligor under said other provisions, ratably in accordance with the aggregate principal amount of each Lenders' participation in the Loan), for any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind and nature whatsoever which may be imposed on, incurred by or asserted against the Security Trustee or the Agent in any way relating to or arising out of this Agreement or any of the Finance Documents or any other documents contemplated by or referred to herein or therein or the transactions contemplated hereby (including, without limitation, the costs and expenses which an Obligor is to pay hereunder, but excluding, unless an Event of Default has occurred and is continuing, normal administrative costs and expenses incident to the performance of their respective agency duties hereunder) or the enforcement of any of the terms hereof or thereof or of any such other documents, except that no Lender shall be liable for any of the foregoing to the extent they arise from the gross negligence or willful misconduct of the party to be indemnified.

26.7
Reliance on Security Trustee or Agent. Each Lender and the Swap Bank agrees that it has, independently and without reliance on the Security Trustee, the Agent or any other Lender, and based on such documents and information as it has deemed appropriate, made its own credit analysis of the Obligors and decision to enter into this Agreement and that it will, independently and without reliance upon the Security Trustee, the Agent or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own analysis and decisions in taking or not taking action under this Agreement or any of the Finance Documents. None of the Security Trustee or the Agent shall be required to keep itself informed as to the performance or observance by any of the Obligors of its obligations under this Agreement or any of the Finance Documents or any other document referred to or provided for herein or therein or to inspect the properties or books of the Obligors. Except for notices, reports and other documents and information expressly required to be furnished to the Lenders and/or the Swap Bank by the Security Trustee or the Agent hereunder, neither the Security Trustee nor the Agent shall have any duty or responsibility to provide a Lender with any credit or other information concerning the affairs, financial condition or business of any of the Obligors or any of their respective parents, subsidiaries or Affiliates which may come into the possession of the Security Trustee, the Agent or any of their respective Affiliates.

26.8
Actions by Security Trustee and Agent. Except for action expressly required of the Security Trustee or the Agent hereunder and under the other Finance Documents, each of the Security Trustee and the Agent shall in all cases be fully justified in failing or refusing to act hereunder and thereunder unless it shall receive further assurances to its satisfaction from the Lenders of their indemnification obligations under Clause 26.5 hereof against any and all liability and expense which may be incurred by it by reason of taking or continuing to take any such action.

26.9
Resignation and Removal. Subject to the appointment and acceptance of a successor Security Trustee or Agent (as the case may be) as provided below, each of the Security Trustee and the Agent may resign at any time by giving notice thereof to the Lenders, the Swap Bank and the Obligors, and the Security Trustee or the Agent may be removed at any time with or without cause by the Majority Lenders. Upon any such resignation or removal, the Majority Lenders shall have the right to appoint a successor Security Trustee or Agent, as the case may be, which shall be a Lender, or a Lender with an Affiliate, which has an office in New York, New York. If no successor Security Trustee or Agent, as the case may be, shall have been so appointed by the Lenders or, if appointed, shall not have accepted such appointment within 30 days after the retiring Security Trustee's or Agent's, as the case may be, giving of notice of resignation or the Majority Lenders' removal of the retiring Security Trustee or Agent, as the case may be, then the retiring Security Trustee or Agent, as the case may be, may, on behalf of the Lenders, appoint a successor Security Trustee or Agent, as the case may be, which shall be a Lender, or a Lender with an Affiliate, which has an office in New York, New York. Upon the acceptance of any appointment as Security Trustee or Agent hereunder by a successor Security Trustee or Agent, such successor Security Trustee or Agent, as the case may be, shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring Security Trustee or Agent, as the case may be, and the retiring Security Trustee or Agent shall be discharged from its duties and obligations hereunder. After any retiring Security Trustee or Agent's resignation or removal hereunder as Security Trustee or Agent, as the case may be, the provisions of this Clause 26 shall continue in effect for its benefit in respect of any actions taken or omitted to be taken by it while it was acting as the Security Trustee or the Agent, as the case may be.

26.10
Release of Collateral. Without the prior written consent of all of the Lenders and the Swap Bank, neither the Security Trustee nor the Agent will consent to any modification, supplement or waiver under any of the Finance Documents nor without the prior written consent of all of the Lenders and the Swap Bank release any Collateral or otherwise terminate any lien under the Finance Documents, except that no such consent is required, and each of the Security Trustee and the Agent is authorized, to release any lien covering property if the obligations have been paid and performed in full or which is the subject of a disposition of property permitted hereunder or to which the Lenders and the Swap Bank have consented.

27	LAW AND JURISDICTION

27.1	Governing law. THIS AGREEMENT AND THE OTHER FINANCE DOCUMENTS (EXCEPT THE MORTGAGES) SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

27.2	Consent to Jurisdiction.

(a)
The parties to this Agreement hereby irrevocably and unconditionally submit, for themselves and their property, to the nonexclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in New York County, and any appellate court thereof, in any action or proceeding arising out of or relating to this Agreement or any of the other Finance Documents to which any of the parties hereto is a party or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State Court or, to the extent permitted by law, in such Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

(b)
Nothing in this Clause 27.2 shall affect the right of a Credit Party to bring any action or proceeding against an Obligor or its property in the courts of any other jurisdictions where such action or proceeding may be heard.

(c)
The Obligors hereby irrevocably and unconditionally waive, to the fullest extent they may legally and effectively do so, any objection which they may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement in any New York State or Federal court and the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court and any immunity from jurisdiction of any court or from any legal process with respect to themselves or their property.

(d)
Each Obligor hereby agrees to appoint Seward & Kissel LLP with offices currently located at One Battery Park, New York, New York 10004, Attention: Gary Wolfe, Esq., as its designated agent for service of process for any action or proceeding arising out of or relating to this Agreement or any other Finance Document. Each Obligor also irrevocably consents to the service of any and all process in any such action or proceeding by the mailing of copies of such process to its address specified in Clause 21.2. The Obligors also agree that service of process may be made on them by any other method of service provided for under the applicable laws in effect in the State of New York.

27.3
Rights unaffected. Nothing in this Clause 27 shall exclude or limit any right a Credit Party may have (whether under the law of any country, an international convention or otherwise) with regard to the bringing of proceedings, the service of process, the recognition or enforcement of a judgment or any similar or related matter in any jurisdiction.

27.4	Meaning of "proceedings". In this Clause 27, "proceedings" means proceedings of any kind, including an application for a provisional or protective measure.

28	WAIVER OF JURY TRIAL

28.1
WAIVER. THE OBLIGORS AND THE CREDIT PARTIES MUTUALLY AND IRREVOCABLY WAIVE ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

29	PATRIOT ACT

29.1
PATRIOT Act Notice. Each of the Agent, the Lenders and the Swap Bank hereby notifies the Obligors that pursuant to the requirements of the PATRIOT Act and the Agent's, each Lender's and the Swap Bank's policies and practices, the Agent, each of the Lenders and the Swap Bank is required to obtain, verify and record certain information and documentation that identifies each of the Obligors, which information includes the name and address of each of the Obligors and such other information that will allow the Agent, each of the Lenders and the Swap Bank to identify each of the Obligors in accordance with the PATRIOT Act.

[EXECUTION PAGE FOLLOWS ON NEXT PAGE]

WHEREFORE, the parties hereto have caused this Loan Agreement to be executed as of the date first above written.

OCEANFREIGHT INC.,		NORDEA BANK NORGE ASA,
as Borrower		acting through its Grand Cayman branch,
as Lead Arranger and Bookrunner

By:	/s/ Lawrence Rutkowski	By:	/s/ Martin Lunder
	Name: Lawrence Rutkowski		Name: Martin Lunder
	Title: Attorney-in-Fact		Title: Senior Vice President

OCEANENERGY OWNERS LIMITED,		By:	/s/ Martin Kahm
as Guarantor			Name: Martin Kahm
Title: Vice President

By:	/s/ Lawrence Rutkowski
Name: Lawrence Rutkowski
Title: Attorney-in-Fact

OCEANRESOURCES OWNERS LIMITED,		NORDEA BANK FINLAND PLC,
as Guarantor		acting through its New York branch,
as Swap Bank

By:	/s/ Lawrence Rutkowski	By:	/s/ Martin Lunder
	Name: Lawrence Rutkowski		Name: Martin Lunder
	Title: Attorney-in-Fact		Title: Senior Vice President

OCEANSHIP OWNERS LIMITED,		By:	/s/ Martin Kahm
as Guarantor			Name: Martin Kahm
Title: Vice President

By:	/s/ Lawrence Rutkowski
Name: Lawrence Rutkowski
Title: Attorney-in-Fact

OCEANSTRENGTH OWNERS LIMITED,		NORDEA BANK FINLAND PLC,
as Guarantor		acting through its New York branch,
as Agent and Security Trustee

By:	/s/ Lawrence Rutkowski	By:	/s/ Martin Lunder
	Name: Lawrence Rutkowski		Name: Martin Lunder
	Title: Attorney-in-Fact		Title: Senior Vice President

		By:	/s/ Martin Kahm
Name: Martin Kahm
Title: Vice President

OCEANTRADE OWNERS LIMITED,		NORDEA BANK NORGE ASA,
as Guarantor		acting through its Grand Cayman branch,
as Lender

By:	/s/ Lawrence Rutkowski	By:	/s/ Colleen Durkin
	Name: Lawrence Rutkowski		Name: Colleen Durkin
	Title: Attorney-in-Fact		Title: Vice President

OCEANVENTURE OWNERS LIMITED,		By:	/s/ Henrik M. Steffensen
as Guarantor			Name: Henrik M. Steffensen
Title: Senior Vice President

By:	/s/ Lawrence Rutkowski
Name: Lawrence Rutkowski
Title: Attorney-in-Fact

OCEANWEALTH OWNERS LIMITED,		BANK OF SCOTLAND PLC,
as Guarantor		as Co-Arranger

By:	/s/ Lawrence Rutkowski	By:	/s/ Alan Boothby
	Name: Lawrence Rutkowski		Name: Alan Boothby
	Title: Attorney-in-Fact		Title: Director, Marine Finance

KIFISSIA STAR OWNERS INC.,		BANK OF SCOTLAND PLC,
as Guarantor		as Lender

By:	/s/ Lawrence Rutkowski	By:	/s/ Alan Boothby
	Name: Lawrence Rutkowski		Name: Alan Boothby
	Title: Attorney-in-Fact		Title: Director, Marine Finance

OCEANCLARITY OWNERS LIMITED,		PIRAEUS BANK A.E.,
as Guarantor		as Co-Arranger

By:	/s/ Lawrence Rutkowski	By:	/s/ George _______
	Name: Lawrence Rutkowski		Name: George ____________
	Title: Attorney-in-Fact		Title:

		By:	/s/ Jason Dallas
Name: Jason Dallas
Title:

PIRAEUS BANK A.E.,
as Lender

		By;	/s/ George _______
Name: George ____________
Title:

		By:	/s/ Jason Dallas
Name: Jason Dallas
Title:

OCEANFIGHTER OWNERS INC.,		SKANDINAVISKA ENSKILDA BANKEN
as Guarantor		AB, as Co-Arranger

By:	/s/ Lawrence Rutkowski	By:	/s/ Bjarte Bøe
	Name: Lawrence Rutkowski		Name: Bjarte Bøe
	Title: Attorney-in-Fact		Title: Head of Structured Finance

OCEANPRIME OWNERS LIMITED,		By:	/s/ Jan Dahlén
as Guarantor			Name: Jan Dahlén
Title: Legal Counsel

By:	/s/ Lawrence Rutkowski
Name: Lawrence Rutkowski
Title: Attorney-in-Fact

BANK OF AMERICA, N.A.,		SKANDINAVISKA ENSKILDA BANKEN
as Lender		AB, as Lender

By:	/s/ Katherine A. Brand	By:	/s/ Bjarte Bøe
	Name: Katherine A. Brand		Name: Bjarte Bøe
	Title: Director		Title: Head of Structured Finance

FBB - FIRST BUSINESS BANK S.A.,		By:	/s/ Jan Dahlén
as Lender			Name: Jan Dahlén
Title: Legal Counsel

By:	/s/ Nikolaos Vougioukas
Name: Nikolaos Vougioukas
Title: General Shipping Manager

COMMERZBANK AG, as Lender

		By:	/s/
Name: Christoph Beneke
Title: Vice President

		By:	/s/ Martin Hagger
Name: Martin Hagger
Title: Vice President

DRESDNER BANK AG IN HAMBURG,
as Lender

		By:	/s/ Jürgen Palm
Name: Jürgen Palm
Title: Managing Director

		By:	/s/ Sabine Haese
Name: Sabine Haese
Title:

SCHEDULE 1

LENDERS AND COMMITMENTS

TRANCHE A LOAN

Lender	Tranche A Loan Commitment
1. Nordea Bank Norge ASA, Grand Cayman branch	$46,150,000
Lending Office: c/o Nordea Bank Finland, New York branch 437 Madison Ave. New York, NY 10022 USA
Attention: Loan Administration Telephone: (212) 318-9300 Facsimile: (212) 750-9188
Notice Address: c/o Nordea Bank Finland, New York branch 437 Madison Ave. New York, NY 10022 USA
Attention: Loan Administration Telephone: (212) 318-9300 Facsimile: (212) 750-9188

2. Bank of Scotland plc	$30,770,000
Lending Office: Bank of Scotland Corporate Marine Finance Pentland House 8 Lochside Avenue Edinburgh EH12 9DH U.K.

Notice Address (for legal notices): Bank of Scotland Corporate Marine Finance Pentland House 8 Lochside Ave Edinburgh EH12 9D5 U.K.
Notice Address (for all other notices): Bank of Scotland Corporate Loans Management Support Citymark 150 Fountainbridge Edinburgh EH3 9PE U.K.
Attention: Peter McKenzie Telephone: +44 131 347 7867 Facsimile: +44 131 347 7471

2

3. Piraeus Bank A.E.	$30,770,000
Lending Office: Piraeus Bank A.E. 47-49 Akti Miaoul 185 36 Piraeus Greece
Notice Address: Piraeus Bank A.E. 47-49 Akti Miaoul 185 36 Piraeus Greece
Attention: Mrs. Polytimi Matharicou Telephone: +30 210 42 95 214 Facsimile: +30 210 42 92 659

4. Skandinaviska Enskilda Banken AB	$30,770,000
Lending Office: Skandinaviska Enskilda Banken AB 10640 Stockholm Sweden
Notice Address: Rissneleden 110 S-106 40 Stockholm Sweden Attention: Annika Forsberg Telephone: +46 (0)8 763 85 96 Facsimile: + 46 (0)8 611 03 84

3

5. Commerzbank AG	$18,462,000

Lending Office:
Commerzbank AG; Hamburg
Ness 7-9
20457 Hamburg
Germany

Notice Address:
Commerzbank AG; Hamburg
Ness 7-9
20457 Hamburg
Germany

Attention: Christin Germann
Telephone: +49403683 2254
Facsimile: +49 40 3683 4068

6. Dresdner Bank AG in Hamburg	$18,462,000
Lending Office: Dresdner Bank AG in Hamburg Jungfernstieg 22 20354 Hamburg Germany

Notice Address: Dresdner Bank AG in Hamburg Jungfernstieg 22 20354 Hamburg Germany Attention: Anke Grahn Telephone: +49 40 3501 4333 Facsimile: +49 40 3501 4007

4

7. Bank of America, N.A.	$12,308,000

Lending Office:
Bank of America, N.A
100 Federal Street
Boston, MA 02110 U.S.A.

Notice Address:
Bank of America, N.A
100 Federal Street
Boston, MA 02110
U.S.A.

Attention: Kourosh Hessamfar
Telephone: 617-434-5660
Facsimile: 617-341-5700

8. FBB-First Business Bank S.A.	$12,308,000

Lending Office:
FBB - First Business Bank S.A.
Shipping Division
62, Notara & Sotiros Dios Street
18535, Piraeus
Greece

Notice Address:
FBB - First Business Bank S.A.
62, Notara & Sotiros Dios Street
18535, Piraeus
Greece

Attention: Vassiliki Athanassoulia
Telephone: +30 210 411 76 58
Facsimile: +30 210 413 20 58

5

SCHEDULE 1

LENDERS AND COMMITMENTS

TRANCHE B LOAN

Lender	Tranche B Loan Commitment
1. Nordea Bank Norge ASA, Grand Cayman branch	$28,850,000

Lending Office:

c/o Nordea Bank Finland, New York branch
437 Madison Ave.
New York, NY 10022
USA

Attention: Loan Administration
Telephone: (212) 318-9300
Facsimile: (212) 750-9188

Notice Address:

c/o Nordea Bank Finland, New York branch
437 Madison Ave.
New York, NY 10022
USA

Attention: Loan Administration
Telephone: (212) 318-9300
Facsimile: (212) 750-9188

6

2. Bank of Scotland plc	$19,230,000

Lending Office:
Bank of Scotland
Corporate
Marine Finance
Pentland House
8 Lochside Avenue
Edinburgh EH12 9DJ
U.K.

Notice Address (for legal notices):
Bank of Scotland
Corporate
Marine Finance
Pentland House
8 Lochside Avenue
Edinburgh EH12 9DJ
U.K.

Notice Address (for all other notices):
Bank of Scotland
Corporate
Loans Management Support
Citymark
150 Fountainbridge
Edinburgh EH3 9PE
U.K.

Attention: Peter McKenzie
Telephone: +44 131 347 7867
Facsimile: +44 131 347 7471

7

3. Piraeus Bank A.E.	$19,230,000

Lending Office:
Piraeus Bank A.E.
47-49 Akti Miaouli
185 36 Piraeus
Greece

Notice Address:
Piraeus Bank A.E.
47-49 Akti Miaouli
185 36 Piraeus
Greece

Attention: Mrs. Polytimi Matharicou
Telephone: +30 210 42 95 214
Facsimile: +30 210 42 92 659

4. Skandinaviska Enskilda Banken AB	$19,230,000

Lending Office:
Skandinaviska Enskilda Banken AB
10640 Stockholm
Sweden

Notice Address:
Rissneleden 110
S-106 40 Stockholm
Sweden

Attention: Annika Forsberg
Telephone: +46 (0)8 763 85 96
Facsimile: +46 (0)8 611 03 84

8

5. Commerzbank AG	$11,538,000

Lending Office:
Commerzbank AG; Hamburg
Ness 7-9
20457 Hamburg
Germany

Notice Address:
Commerzbank AG; Hamburg Ness 7-9
20457 Hamburg
Germany

Attention: Christin Germann
Telephone: +49 40 3683 2254
Facsimile: +49 40 3683 4068

6. Dresdner Bank AG in Hamburg	$11,538,000

Lending Office:
Dresdner Bank AG in Hamburg
Jungfernstieg 22
20354 Hamburg
Germany

Notice Address:
Dresdner Bank AG in Hamburg
Jungfernstieg 22
20354 Hamburg
Germany

Attention: Anke Grahn
Telephone: +49 40 3501 4333
Facsimile: +49 40 3501 4007

9

7. Bank of America, N.A.	$7,692,000

Lending Office:
Bank of America, N.A
100 Federal Street
Boston, MA 02110
U.S.A.

Notice Address:
Bank of America, N.A
100 Federal Street
Boston, MA 02110
U.S.A.

Attention: Kourosh Hessamfar
Telephone: 617-434-5660
Facsimile: 617-341-5700

8. FBB- First Business Bank S.A.	$7,692,000

Lending Office:
FBB - First Business Bank S.A.
Shipping Division
62, Notara & Sotiros Dios Street
18535, Piraeus
Greece

Notice Address:
FBB - First Business Bank S.A.
62, Notara & Sotiros Dios Street
18535, Piraeus
Greece

Attention: Vassiliki Athanassoulia
Telephone: +30 210 411 76 58
Facsimile: +30 210 413 20 58

10

SCHEDULE 2

DRAWDOWN NOTICE

Nordea Bank Finland PLC, New York branch, as Agent
437 Madison Avenue
New York, NY 10022
Attention: Loan Administration

Date: [—], 2008

1
We refer to the amended and restated loan agreement dated as of [•], 2008 (the "Loan Agreement") among ourselves, as Borrower, and the other parties named therein in connection with a $325,000,000 Senior Secured Credit Facility. Terms defined in the Loan Agreement have their defined meanings when used in this Drawdown Notice.

2	We request to borrow an Advance as follows

(a)	Tranche [A] [B] Loan

(b)	Amount $ [—]

(c)	Expected Drawdown Date: [—]

(d)	Duration of the first Interest Period shall be: [—] month(s).

(e)	Use of Proceeds:

(f)	Payment instructions: [—]

3	We represent and warrant that:

(a)	the representations and warranties in Clause 9 of the Loan Agreement would remain true and not misleading if repeated on the date of this notice with reference to the circumstances now existing;

(b)	no Event of Default or Potential Event of Default has occurred or will result from the borrowing of the Loan.

4	This notice cannot be revoked without your prior consent.

5	We authorize you to deduct any balance of any fees (each referred to in Clause 15) outstanding on the Expected Drawdown Date from the amount of the Advance.

OCEANFREIGHT INC.,
as Borrower

By: _______________________
Name:
Title:

2

SCHEDULE 3
CONDITIONS PRECEDENT DOCUMENTS
PART A

The following are the documents referred to in Clause 8.1(a) that are to be delivered on or before service of the first Drawdown Notice:

1.           A duly executed original of:

(a)          this Agreement;

(b)          the Master Agreement (if being executed); and

(c)          the Notes.

2.
Copies of the constitutional documents, and each amendment thereto, of each Obligor and each Intermediate Holding Company, certified as of a date reasonably near the date of the relevant Drawdown Notice by the president or the secretary (or equivalent officer) of such Obligor or Intermediate Holding Company as being a true and correct copy thereof.

3.
Originals or copies of certificates dated as of a date reasonably near the date of the Drawdown Notice, certifying that each Obligor and Intermediate Holding Company is duly incorporated (or formed) and in good standing under the laws of such Obligor's or Intermediate Holding Company's jurisdiction of incorporation (or formation).

4.
Copies of resolutions of the directors (or equivalent governing body) (and where required, the shareholders or equivalent equity holders) of each Obligor and Intermediate Holding Company authorizing the execution of each Finance Document to which such Obligor or Intermediate Holding Company is or is to be a party and authorizing named officers or attorneys-in-fact to execute such documents and give the Drawdown Notice and other notices required by the Finance Documents, in each case certified as of a date reasonably near the date of the Drawdown Notice by the president or the secretary (or equivalent officer) of such Obligor or Intermediate Holding Company as being a true and correct copy thereof.

5.	The original or a certified copy of any power of attorney under which any Finance Document is to be executed on behalf of an Obligor or Intermediate Holding Company.

6.
Copies of all consents which any Obligor or Intermediate Holding Company requires to enter into, or make any payment or perform any of its obligations under or in connection with the transactions contemplated by any Finance Document to which such Obligor or Intermediate Holding Company is to be a party, each certified as of a date reasonably near the date of the relevant Drawdown Notice by the president or the secretary (or equivalent officer) of such Obligor or Intermediate Holding Company as being a true and correct copy thereof (or certification by such president or secretary (or equivalent officer) that no such consents are required).

7.	All documentation required by each Credit Party in relation to each Obligor and Intermediate Holding Company pursuant to that Credit Party's "know your customer" requirements.

8.
Documentary evidence that the agent for service of process named in Clause 27.2 of this Agreement has accepted its appointment in respect of each Obligor and that the agent for service of process named in Section 20 of each Share Pledge has accepted its appointment in respect of each Intermediate Holding Company.

9.	If the Agent so requires, in respect of any of the documents referred to above, a certified English translation prepared by a translator approved by the Agent.

PART B

The following are the documents referred to in Clause 8.1(b) that are to be delivered (without duplication) on or before an Expected Drawdown Date in respect of an Advance of the Tranche A Loan:

1.
A certificate of each Obligor and each Intermediate Holding Company, signed on behalf of each such party by the president or the secretary (or equivalent officer) of such party, dated as of the Expected Drawdown Date (the statements made in such certificate shall be true on and as of the Expected Drawdown Date), certifying as to:

(a)	the absence of any amendments to the constitutive documents of such party since the date of the certificate referred to in paragraph 2 of Part A above;

(b)	the absence of any proceeding for the dissolution or liquidation of such party;

(c)
the veracity in all material respects of the representations and warranties contained in this Agreement or, in the case of an Intermediate Holding Company, the relevant Share Pledge, as though made on and as of the Expected Drawdown Date;

(d)
the absence of any material misstatement of fact in any information provided by the Obligors or any Intermediate Holding Company to the Agent or any Lender and that such information did not omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and

(e)	the absence of any event occurring and continuing, or resulting from the making of the Advances, that constitutes a Potential Event of Default or an Event of Default.

2.
A duly executed original of the following documents and each document required to be delivered by each such document, each duly executed by each party thereto, and documentary evidence that the Security Interests created by any Finance Documents have been duly perfected:

(a)	(if applicable) the Charter Assignment in respect of each Ship being financed with such Advance;

(b)	the Earnings Account Pledge in respect of each Earnings Account established with the Agent by the Guarantors;

(c)	the Earnings Assignment in respect of each Ship being financed with such Advance;

2

(d)	the Insurance Assignment in respect of each Ship being financed with such Advance;

(e)	each Manager's Undertaking in respect of each Ship being financed with such Advance;

(f)	the Mortgage (and, if applicable, the Deed of Covenants) in respect of each Ship being financed with such Advance;

(g)	the Share Pledge in respect of the relevant Guarantor(s); and

(h)	(if applicable) an Accession Agreement.

3.	If applicable, with respect to each Guarantor (to the extent not already delivered under Part A):

(a)
copies of its constitutional documents, and each amendment thereto, certified as of a date reasonably near the date of the Expected Drawdown Date by its president or the secretary (or equivalent officer) as being a true and correct copy thereof;

(b)
originals or copies of certificates dated as of a date reasonably near the date of the Expected Drawdown Date, certifying that it is duly incorporated (or formed) and in good standing under the laws of its jurisdiction of incorporation (or formation);

(c)
copies of resolutions of its directors (or equivalent governing body) (and where required, its shareholders or equivalent equity holders) authorizing the execution of each Finance Document to which it is or is to be a party and authorizing named officers or attorneys-in-fact to execute such documents and give and notices required by the Finance Documents, in each case certified as of a date reasonably near the date of the Expected Drawdown Date by its president or the secretary (or equivalent officer) as being a true and correct copy thereof;

(d)	the original or a certified copy of any power of attorney under which any Finance Document is to be executed on its behalf;

(e)
copies of all consents which it requires to enter into, or make any payment or perform any of its obligations under or in connection with the transactions contemplated by any Finance Document to which it is to be a party, each certified as of a date reasonably near the date of the Expected Drawdown Date by its president or the secretary (or equivalent officer) as being a true and correct copy thereof (or certification by such president or secretary (or equivalent officer) that no such consents are required);

(f)	all documentation required by each Credit Party in relation to such Identified Ship Owner pursuant to that Credit Party's "know your customer" requirements;

(g)	documentary evidence that the agent for service of process named in Clause 27.2 has accepted its appointment in respect of such Guarantor; and

(h)	documentary evidence, in form and substance satisfactory to the Majority Lenders, of the capital structure of such Guarantor.

3

4.           [Intentionally omitted].

5.           [Intentionally omitted].

6.           With respect to each Ship:

(a)
documentary evidence that the relevant Ship is registered in the name of the relevant Obligor under an Approved Flag, free of all recorded liens and encumbrances, save as contemplated by the Finance Documents (which shall be established by a Certificate of Ownership and Encumbrance (or similar instrument) issued by the appropriate authority of the Approved Flag State stating that such Ship is owned by the relevant Obligor and that there are on record no other mortgages, liens or other encumbrances on such Ship except the relevant Mortgage);

(b)
documentary evidence that the relevant Mortgage has been registered against the relevant Ship as a valid first preferred/priority ship mortgage in accordance with the laws of the Approved Flag State and the Security Interest created by such Mortgage shall have been duly perfected;

(c)
documentary evidence that the relevant Ship is classed with the relevant Classification Society in the highest classification and rating for vessels of the same age and type without any outstanding conditions or recommendations affecting class (other than those for which the time prescribed for curing the condition or recommendation has not passed), which shall be established by a Confirmation of Class Certificate issued by the Classification Society of such Ship and dated a date reasonably near the relevant Expected Drawdown Date (N.B.: a "Class Statement" or similar instrument shall not be acceptable for purposes of this clause);

(d)	documentary evidence that the relevant Ship:

(i)	is insured in compliance with the terms of the relevant Mortgage (or Deed of Covenants) (which insurance shall include mortgagee's interest insurance with additional perils pollution); and

(ii)	is or will be managed by the Approved Manager(s) in accordance with a management agreement acceptable to the Majority Lenders;

(e)
a certificate by the president or the secretary (or equivalent officer) of the relevant Obligor, or a certificate of the Approved Manager (technical), identifying and giving the address and other communication details of the ISM Responsible Person(s) for the relevant Ship;

(f)
copies of the Document of Compliance and Safety Management Certificate referred to in paragraph (a) of the definition of the ISM Code Documentation for the relevant Ship, certified as true and in effect by the president or the secretary (or equivalent officer) of the relevant Obligor or the Approved Manager (technical), provided that, the relevant Obligor may deliver to the Agent on or before the Expected Drawdown Date an undertaking, in form and substance satisfactory to the Agent, to deliver a copy of the Safety Management Certificate to the Agent within 10 Business Days

4

  after the relevant Expected Drawdown Date;

(g)
copies of such other ISM Code Documentation as the Agent may have requested by written notice to the Borrower not later than 2 days before the relevant Expected Drawdown Date, certified as true and complete in all material respects by the relevant Obligor or the Approved Manager;

(h)	certification by the relevant Obligor that:

(i)
the relevant Ship has and will maintain for the duration of the Security Period a valid International Ship Security Certificate (and either a true copy of such International Ship Security Certificate shall be attached to such Obligor's certification or the relevant Obligor shall undertake to deliver a certified copy of such certificate as soon as it becomes available);

(ii)
the security system of the relevant Ship and associated security equipment complies with, and at all times during the Security Period will comply with, the applicable requirements of Chapter XI-2 of SOLAS and Part A of the ISPS Code; and

(iii)	an approved ship security plan is in place and will be maintained at all times during the Security Period;

(i)	a valuation of the Fair Market Value of the relevant Ship; and

(j)
a favorable report from an insurance consultant nominated by the Agent confirming that the insurance placed on the relevant Ship is in compliance with the Mortgage (or Deed of Covenants) thereon (and all costs associated with such report shall be payable by the Borrower).

7.	Documentary evidence that each Guarantor has opened its Earnings Account with the Agent.

8	A favorable opinion of Watson, Farley & Williams (New York) LLP, New York counsel for the Credit Parties, in form, scope and substance satisfactory to the Credit Parties.

9.	A favorable opinion of Seward & Kissel LLP, special New York, Marshall Islands and Liberian counsel to the Obligors, in form, scope and substance satisfactory to the Credit Parties.

10.	A favorable opinion of special Cypriot, Maltese, Bahamian, Singaporean and/or Panamanian counsel to the Credit Parties, in form, scope and substance satisfactory to the Credit Parties.

PART C

The following are the documents referred to in Clause 8.1(c) that are to be delivered (without duplication) on or before an Expected Drawdown Date in respect of an Advance of the Tranche B Loan:

1.	A certificate of each Obligor and each Intermediate Holding Company, signed on behalf of

5

each such party by the president or the secretary (or equivalent officer) of such party, dated as of the Expected Drawdown Date (the statements made in such certificate shall be true on and as of the Expected Drawdown Date), certifying as to:

(a)	the absence of any amendments to the constitutive documents of such party since the date of the certificate referred to in paragraph 2 of Part A above;

(b)	the absence of any proceeding for the dissolution or liquidation of such party;

(c)
the veracity in all material respects of the representations and warranties contained in this Agreement or, in the case of an Intermediate Holding Company, the relevant Share Pledge, as though made on and as of the Expected Drawdown Date;

(d)
the absence of any material misstatement of fact in any information provided by the Obligors or any Intermediate Holding Company to the Agent or any Lender and that such information did not omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and

(e)	the absence of any event occurring and continuing, or resulting from the making of the Advances, that constitutes a Potential Event of Default or an Event of Default.

2.
A duly executed original of the following documents and each document required to be delivered by each such document, each duly executed by each party thereto, and documentary evidence that the Security Interests created by any Finance Documents have been duly perfected:

(a)	(if applicable) the Charter Assignment in respect of each Additional Ship;

(b)	the Earnings Account Pledge in respect of each Earnings Account established with the Agent by each Additional Ship Owner that executes an Accession Agreement;

(c)	the Earnings Assignment in respect of each Additional Ship being financed with such Advance;

(d)	the Insurance Assignment in respect of each Additional Ship being financed with such Advance;

(e)	each Manager's Undertaking in respect of each Additional Ship being financed with such Advance;

(f)	the Mortgage (and, if applicable, the Deed of Covenants) in respect of each Additional Ship being financed with such Advance;

(g)	the Share Pledge in respect of each Additional Ship Owner that executes an Accession Agreement; and

(h)	the Accession Agreement in respect of each Additional Ship Owner.

3.	With respect to each Additional Ship Owner (to the extent not already delivered under Part A):

6

(a)
copies of its constitutional documents, and each amendment thereto, certified as of a date reasonably near the date of the Expected Drawdown Date by its president or the secretary (or equivalent officer) as being a true and correct copy thereof;

(b)
originals or copies of certificates dated as of a date reasonably near the date of the Expected Drawdown Date, certifying that each it is duly incorporated (or formed) and in good standing under the laws of its jurisdiction of incorporation (or formation);

(c)
copies of resolutions of its directors (or equivalent governing body) (and where required, its shareholders or equivalent equity holders) authorizing the execution of each Finance Document to which it is or is to be a party and authorizing named officers or attorneys-in-fact to execute such documents and give and notices required by the Finance Documents, in each case certified as of a date reasonably near the date of the Expected Drawdown Date by its president or the secretary (or equivalent officer) as being a true and correct copy thereof;

(d)	the original or a certified copy of any power of attorney under which any Finance Document is to be executed on its behalf;

(e)
copies of all consents which it requires to enter into, or make any payment or perform any of its obligations under or in connection with the transactions contemplated by any Finance Document to which it is to be a party, each certified as of a date reasonably near the date of the Expected Drawdown Date by its president or the secretary (or equivalent officer) as being a true and correct copy thereof (or certification by such president or secretary (or equivalent officer) that no such consents are required);

(f)	all documentation required by each Credit Party in relation to such Additional Ship Owner pursuant to that Credit Party's "know your customer" requirements;

(g)	documentary evidence that the agent for service of process named in Clause 27.2 has accepted its appointment in respect of such Additional Ship Owner;

(h)	documentary evidence, in form and substance satisfactory to the Majority Lenders, of the capital structure of such Additional Ship Owner; and

(i)	documentary evidence that it has opened its Earnings Account with the Agent.

4.
A copy of each Additional Ship MOA (and all addenda and supplements thereto), each to be in form and substance acceptable to the Majority Lenders and certified as of a date reasonably near the date of the relevant Drawdown Notice by the president or the secretary (or equivalent officer) of the relevant Additional Ship Owner as being a true and correct copy thereof.

5.	With respect to each Additional Ship, documentary evidence that on the relevant Delivery Date:

(a)	the relevant Additional Ship has been unconditionally delivered by the Seller to, and unconditionally accepted by, the relevant Additional Ship Owner in accordance with

7

all of the terms and conditions of the relevant Additional Ship MOA, free and clear of all liens and encumbrances, together with a copy, certified as of the relevant Delivery Date of such Additional Ship by the president or the secretary (or equivalent officer) of such Additional Ship Owner as being a true and correct copy of the original, of:

(i)	the Protocol of Delivery and Acceptance for such Additional Ship, duly executed by the Seller and such Additional Ship Owner;

(ii)	the Bill of Sale delivered by the Seller to such Additional Ship Owner;

(iii)	the commercial invoice issued by the Seller to such Additional Ship Owner; and

(iv)	the corporate authorities of the Seller permitting such Seller to sell the Additional Ship to such Additional Ship Owner under the terms of the Additional Ship MOA; and

(b)
there is/are no pending dispute(s) or arbitration proceedings arising out of or in connection with the relevant Additional Ship MOA (which may be established by a certificate dated as of the relevant Expected Drawdown Date by the president or the secretary (or equivalent officer) of the relevant Additional Ship Owner);

6.           With respect to each Additional Ship:

(a)
documentary evidence that the relevant Additional Ship is registered in the name of the relevant Obligor under an Approved Flag, free of all recorded liens and encumbrances, save as contemplated by the Finance Documents (which shall be established by a Certificate of Ownership and Encumbrance (or similar instrument) issued by the appropriate authority of the Approved Flag State stating that such Additional Ship is owned by the relevant Obligor and that there are on record no other mortgages, liens or other encumbrances on such Ship except the relevant Mortgage);

(b)
documentary evidence that the relevant Mortgage has been registered against the relevant Additional Ship as a valid first preferred/priority ship mortgage in accordance with the laws of the Approved Flag State and the Security Interest created by such Mortgage shall have been duly perfected;

(c)
documentary evidence that the relevant Additional Ship is classed with the relevant Classification Society in the highest classification and rating for vessels of the same age and type without any outstanding conditions or recommendations affecting class (other than those for which the time prescribed for curing the condition or recommendation has not passed), which shall be established by a Confirmation of Class Certificate issued by the Classification Society of such Additional Ship and dated a date reasonably near the relevant Expected Drawdown Date (N.B.: a "Class Statement" or similar instrument shall not be acceptable for purposes of this clause);

(d)	documentary evidence that the relevant Additional Ship:

(i)	is insured in compliance with the terms of the relevant Mortgage (or Deed of Covenants) (which insurance shall include mortgagee's interest insurance

8

with additional perils pollution); and

(ii)	is or will be managed by the Approved Manager(s) in accordance with a management agreement acceptable to the Majority Lenders;

(e)
a certificate by the president or the secretary (or equivalent officer) of the relevant Obligor, or a certificate of the Approved Manager (technical), identifying and giving the address and other communication details of the ISM Responsible Person(s) for the relevant Additional Ship;

(f)
copies of the Document of Compliance and Safety Management Certificate referred to in paragraph (a) of the definition of the ISM Code Documentation for the relevant Ship, certified as true and in effect by the president or the secretary (or equivalent officer) of the relevant Obligor or the Approved Manager (technical), provided that the relevant Obligor may deliver to the Agent on or before the Expected Drawdown Date an undertaking, in form and substance satisfactory to the Agent, to deliver a copy of the Safety Management Certificate to the Agent within 10 Business Days after the relevant Expected Drawdown Date;

(g)
copies of such other ISM Code Documentation as the Agent may have requested by written notice to the Borrower not later than 2 days before the relevant Expected Drawdown Date, certified as true and complete in all material respects by the relevant Obligor or the Approved Manager;

(h)	certification by the relevant Obligor that:

(i)
the relevant Additional Ship has and will maintain for the duration of the Security Period a valid International Ship Security Certificate (and either a true copy of such International Ship Security Certificate shall be attached to such Obligor's certification or the relevant Obligor shall undertake to deliver a certified copy of such certificate as soon as it becomes available);

(ii)
the security system of the relevant Additional Ship and associated security equipment complies with, and at all times during the Security Period will comply with, the applicable requirements of Chapter XI-2 of SOLAS and Part A of the ISPS Code; and

(iii)	an approved ship security plan is in place and will be maintained at all times during the Security Period;

(i)	a valuation of the Fair Market Value of the relevant Additional Ship; and

(j)
a favorable report from an insurance consultant nominated by the Agent confirming that the insurance placed on the relevant Additional Ship is in compliance with the Mortgage (or Deed of Covenants) thereon (and all costs associated with such report shall be payable by the Borrower).

7.	A favorable opinion of Watson, Farley & Williams (New York) LLP, New York counsel for the Credit Parties, in form, scope and substance satisfactory to the Credit Parties.

9

8.	A favorable opinion of Seward & Kissel LLP, special New York, Marshall Islands and Liberian counsel to the Obligors, in form, scope and substance satisfactory to the Credit Parties.

9.	A favorable opinion of special Cypriot, Maltese, Bahamian, Singaporean and/or Panamanian counsel to the Credit Parties, in form, scope and substance satisfactory to the Credit Parties.

10

SCHEDULE 4

ASSIGNMENT AND ACCEPTANCE

Dated as of [—]

Reference is made to the Amended and Restated Loan Agreement dated as of [—], 2008 (the "Loan Agreement") among OceanFreight Inc. as Borrower, the companies named therein as joint and several Guarantors, the banks and financial institutions described therein as Lenders, Nordea Bank Norge ASA, acting through its Grand Cayman branch, as Lead Arranger and Bookrunner, Nordea Bank Finland PLC, acting through its New York Branch, as Administrative Agent and Security Trustee, and Nordea Bank Finland PLC, acting through its New York branch, as Swap Bank. Capitalized terms used but not defined herein shall have the meaning assigned such terms in the Loan Agreement.

____________ (the "Assignor") and ___________________________________  (the "Assignee") agree as follows:

1.          As of the Effective Date (defined in Paragraph 4 below), the Assignor hereby sells and assigns to the Assignee, and the Assignee hereby purchases and assumes from the Assignor, that interest in and to all of the Assignor's rights and obligations under the Loan Agreement which represents the Percentage Interest specified in Section 1 of Annex 1 hereto in the Assignor's Commitment and the Advance(s) owing to the Assignor. After giving effect to such sale and assignment, the Assignee's Commitment and the amount of the Advance owing to the Assignee will be as set forth in Section 2 of Annex 1.

2.          The Assignor (a) represents and warrants that it is the legal and beneficial owner of the interest being assigned by it hereunder and that such interest is free and clear of any adverse claim; and (b) makes no representation or warranty and assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Loan Agreement, the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Loan Agreement, or any other instrument or document furnished pursuant thereto and (b) the financial condition of the Obligors or the performance or observance by the Obligors of any of their obligations under the Loan Agreement or any other instrument or document furnished pursuant thereto.

3.          The Assignee (a) confirms that it has received a copy of the Loan Agreement and the other Finance Documents, together with copies of the financial statements referred to in the Loan Agreement, and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and Acceptance; (b) agrees that it will, independently and without reliance upon the Agent, the Assignor or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Loan Agreement; (c) appoints and authorizes the Agent to take such action as agent on its behalf and to exercise such powers under the Loan Agreement as are delegated to the Agent by the terms thereof, together with such powers as are reasonably incidental thereto; (d) agrees that it will be bound by the Loan Agreement and perform in accordance with its terms all of the obligations which by the terms of the Loan Agreement are required to be performed by it as a Lender; and (e) specifies as its address for notices the offices set forth beneath its name on the signature page hereof.

4.          The effective date (the "Effective Date") for this Assignment and Acceptance shall be the date of acceptance hereof by the Agent, unless a later date is specified in Annex 1 hereto, provided that no Assignment and Acceptance shall be effective until and unless the terms and conditions of Clause 19.2 of the Loan Agreement are complied with. Following the execution of this Assignment and Acceptance, two counterparts will be promptly delivered by the Assignee to the Agent, and the Agent shall promptly forward a counterpart to the Borrower.

5.          Upon such acceptance and recording, as of the Effective Date, (a) the Assignee shall be a party to the Loan Agreement and, to the extent provided in this Assignment and Acceptance, have the rights and obligations of a Lender; and (b) the Assignor shall, to the extent provided in this Assignment and Acceptance, relinquish its rights and be released from its obligations under the Loan Agreement.

6.          Upon such acceptance and recording, from and after the Effective Date, the Agent shall make all payments under the Loan Agreement in respect of the assignment effected hereby (including, without limitation, all payments of principal, interest and commitment fees with respect thereto) to the Assignee. The Assignor and Assignee shall make all appropriate adjustments in payments under the Loan Agreement for periods prior to the Effective Date directly between themselves.

7.          This Assignment and Acceptance shall be governed by, and shall be construed in accordance with, the laws of the State of New York.

NAME OF ASSIGNOR	NAME OF ASSIGNEE

By:_______________________________	By:____________________________
Name:	Name:
Title:	Title:

Address for Notices:

________________________________
________________________________
________________________________

2

Annex 1
to
Assignment and Acceptance
Dated as of [—]

Section 1

Percentage Interest:

Section 2

Assignee's Commitment:             $

Aggregate Outstanding Principal
Amount of Advances owing to
the Assignee:                     $

Section 3

Effective Date:

NAME OF ASSIGNOR

By:  ________________________
Name
Title

3

APPENDIX A

FORM OF ACCESSION AGREEMENT

ACCESSION AGREEMENT

THIS ACCESSION AGREEMENT, dated [—] (this "Agreement"), is made between [—], a corporation duly existing and incorporated under the laws of [—] (the "Acceding Guarantor"), and NORDEA BANK FINLAND PLC, New York branch, as Agent (the "Agent") for itself and each of the other parties to the Amended and Restated Loan Agreement referred to below.

WHEREAS:

1.           Pursuant to and subject to the conditions contained in an amended and restated loan agreement dated [—] (as the same may be amended or supplemented, the "Amended and Restated Loan Agreement") made among (i) OceanFreight Inc., as borrower (the "Borrower"), (ii) the companies named therein as joint and several guarantors (the "Guarantors"), (iii) the banks and financial institutions named therein as lenders (collectively, the "Lenders"), (iv) Nordea Bank Finland Plc, New York branch, as swap bank (the "Swap Bank"), (v) Nordea Bank Norge ASA, Grand Cayman branch, as Lead Arranger and Bookrunner, (vi) Bank of Scotland Plc, Piraeus Bank A.E. and Skandinaviska Enskilda Banken AB as Co-Arrangers, (vii) Nordea Bank Finland Plc, New York branch, as Security Trustee and (viii) the Agent, the Lenders agreed to make advances to the Borrower in an aggregate principal amount of up to $325,000,000.

2.           The Acceding Guarantor is an indirect, wholly owned subsidiary of the Borrower and has agreed become a party to the Amended and Restated Loan Agreement as an [Additional Ship Owner / Identified Ship Owner / Replacement Ship Owner] and a Guarantor with effect from the date hereof in all respects as it had been an original party to the Amended and Restated Loan Agreement.

NOW, THEREFORE, it is agreed as follows:

SECTION 1. Accession. The Acceding Guarantor shall become a party to the Amended and Restated Loan Agreement as a Guarantor with effect from the date hereof in all respects as it had been an original Guarantor party to the Amended and Restated Loan Agreement. The Acceding Guarantor confirms that it intends to be party to the Amended and Restated Loan Agreement as an [Additional Ship Owner / Identified Ship Owner / Replacement Ship Owner] and a Guarantor, undertakes to perform all the obligations expressed to be assumed by an [Additional Ship Owner / Identified Ship Owner / Replacement Ship Owner] and a Guarantor under the Amended and Restated Loan Agreement and agrees that it shall be bound by all the provisions of the Amended and Restated Loan Agreement as if it had been an original party to the Amended and Restated Loan Agreement.

SECTION 2. Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

IN WITNESS WHEREOF, the Acceding Guarantor and the Agent have executed and delivered this Accession Agreement on the date first above written.

[—]	NORDEA BANK FINLAND PLC, New York branch, as Agent
As Acceding Guarantor
By: ____________________________	By:_____________________________
Name:	Name:
Title:	Title:

APPENDIX B
FORM OF COMPLIANCE CERTIFICATE

OCEANFREIGHT INC.
Omega Building
80 Kifissias Avenue
151 25 Maroussi
Athens, Greece

Via Courier

Nordea Bank Finland PLC, New York Branch, As Administrative Agent
437 Madison Avenue
New York, New York 10022
Attention: Loan Administration

Date [—]

Dear Sirs:

Compliance Certificate for the Period Ended [—]

This Compliance Certificate is being delivered to you in connection with the Amended and Restated Loan Agreement dated as of [—], 2008 (as the same may be amended or supplemented, the "Amended and Restated Loan Agreement") among (i) OceanFreight Inc. as Borrower ("Borrower"), (ii) the companies party thereto from time to time as joint and several guarantors (the "Guarantors"), (iii) the banks and financial institutions described therein as Lenders, (iv) Nordea Bank Norge ASA, as Lead Arranger and Bookrunner, (v) Bank of Scotland Plc, Piraeus Bank A.E. and Skandinaviska Enskilda Banken AB as Co-Arrangers, and (vi) Nordea Bank Finland plc, New York Branch, as Administrative Agent (in such capacity, the "Agent"), Security Trustee and Swap Bank. Capitalized terms not otherwise defined herein shall have the meaning provided for in the Amended and Restated Loan Agreement.

I am the Chief Financial Officer of the Borrower and in such capacity I hereby certify to the Agent that:

[1.            Attached hereto are:

(a)
true, correct and complete copies of the consolidated financial reports of the Borrower and its subsidiaries, and the audit thereof prepared by [—], including (i) the consolidated balance sheet of the Borrower and its subsidiaries as of December 31, 20[—], (ii) the related consolidated statements of income and sources and uses of funds for such year, and (iii) a detailed reconciliation of all of the differences between GAAP as at December 31, 2006 and as at the date of the attached reports; and

(b)	a written appraisal report setting forth the Fair Market Value of each Ship.]

[1.            Attached hereto are true, correct and complete copies of the quarterly interim consolidated balance sheet of the Borrower and its subsidiaries for the quarter ended [date] and the related consolidated profit and loss statements and sources and uses of funds for such period, and a detailed reconciliation of all of the differences between GAAP as at December 31, 2006 and as at the date of the attached reports]

2.           I have reviewed such financial statements and they fairly present the financial condition and the results of operations of the Borrower and its subsidiaries for the period indicated.

3.           As per the calculation stated in Annex A attached hereto, the ratio of Funded Debt to Total Capitalization of the Borrower, on a consolidated basis, was not greater than 0.70 to 1.00 on the last day of the fiscal quarter for the accounting period covered by the financial statements referred to above.

4.           [Commencing July 1, 2008] As per the calculation stated in Annex A attached hereto, as at the date hereof the Borrower, on a consolidated basis, has Liquidity of $[—], and at all times during the accounting period covered by the financial statements referred to above, the Borrower, on a consolidated basis, had Liquidity of not less than (i) $500,000 multiplied by (ii) the number of Ships owned directly or indirectly by the Borrower.

5.           [Beginning with the quarter ended Dec. 31, 2007] As per the calculation stated in Annex A attached hereto, on the last day of the fiscal quarter for the accounting period covered by the financial statements referred to above the Borrower, on a consolidated basis, had a ratio of EBITDA to Net Interest Expense of less than 2.50 to 1.00.

6.           As per the calculation stated in Annex A attached hereto, as at the date hereof the Collateral Maintenance Ratio is not less than 140% and at all times during the accounting period covered by the financial statements referred to above the Collateral Maintenance Ratio was not less than 140%.

7.             I have reviewed the Amended and Restated Loan Agreement and each of the other Finance Documents and have made, or caused to be made under my supervision, a review in reasonable detail of the transactions contemplated by the Amended and Restated Loan Agreement and each of the other Finance Documents for the accounting period covered by the financial statements referred to above, and such review has not disclosed the existence during or at the end of such accounting period of an Event of Default or of any Potential Event of Default or any other event which might adversely affect any Obligor's ability to perform its obligations under the Amended and Restated Loan Agreement or any of the other Finance Documents to which it is a party, and I do not have knowledge of the existence of any such event or condition as at the date of this Certificate [except [—] - describe the event or condition, the period of its existence and what action is being taken to remedy the same].

8.           Each of the Obligors maintains in full force and effect, and complies with the conditions and restrictions (if any) imposed in connection with, every consent, authorization, license or approval which may from time to time be necessary or required for the continued due performance of all its obligations under the Amended and Restated Loan Agreement and the other Finance Documents to which it is a party.

9.           Each of the Obligors is in compliance with all of the covenants set forth in the Amended and Restated Loan Agreement and the other Finance Documents to which it is a party.

2

10.           The representations and warranties stated in Clause 9 of the Amended and Restated Loan Agreement (updated mutatis mutandis) are true and correct as of the date hereof.

OCEANFREIGHT INC.

By:  ___________________
      Name
      Chief Financial Officer

Attachments

3

ANNEX A

1.          Ratio of Funded Debt to Total Capitalization:

From the Closing Date until all Commitments have terminated and all amounts payable under the Amended and Restated Loan Agreement have been paid in full, the Borrower (on a consolidated basis) will not permit the ratio of Funded Debt to Total Capitalization on the last day of any fiscal quarter of the Borrower to be greater than 0.70 to 1.00.

Actual = [—] to 1.00 based on:

Funded Debt = $[—]

Total Capitalization = $[—]

2.           Liquidity:

Commencing on July 1, 2008 and until all Commitments have terminated and all amounts payable under the Amended and Restated Loan Agreement have been paid in full, the Borrower (on a consolidated basis) will not permit Liquidity to be less than (i) $500,000 multiplied by (ii) the number of Ships owned directly or indirectly by the Borrower.

Actual = $[—] based on:

[—] Ships owned directly or indirectly by the Borrower

Cash = $[—]

Cash Equivalents = $[—]

Undrawn availability under the Tranche A Loan with a maturity in excess of 12 months = $[—]

3.          EBITDA to Net Interest Expense:

Commencing with the fiscal quarter ending December 31, 2007 and until all Commitments have terminated and all amounts payable under the Amended and Restated Loan Agreement have been paid in full, the Borrower (on a consolidated basis) will not permit the ratio of EBITDA to Net Interest Expense on the last day of any fiscal quarter be less than 2.50 to 1.00 (based on the last four consecutive fiscal quarters), provided that (i) with respect to the fiscal quarter ended on December 31, 2007 the ratio shall be calculated based on the last consecutive fiscal quarter (on an annualized basis), (ii) with respect to the fiscal quarter ended on March 31, 2008 the ratio shall be calculated based on the last two consecutive fiscal quarters (on an annualized basis) and (iii) with respect to the fiscal quarter ended on June 30, 2008 the ratio shall be calculated based on the last three consecutive fiscal quarters (on an annualized basis).

4

Actual = [—] to 1.00 based on:

EBITDA = $[—]

Net Interest Expense = $[—]

4.       Collateral Maintenance Ratio:

From the Closing Date and until all Commitments have terminated and all amounts payable under the Amended and Restated Loan Agreement have been paid in full, the aggregate Fair Market Value of the Ships plus deposits as per Clause 7.9(b) (including in respect of insurance proceeds receivable, on a pro forma basis before such proceeds are deposited with the Security Trustee) shall be not less than 140% of the Loan plus any unutilized Commitment in respect of the Tranche A Loan (as confirmed by the most recent Fair Market Value appraisal report delivered to the Agent under Clause 10.1(g)):

Actual = [—]% based on:

Most recent Fair Market Value appraisal report delivered to the Agent under Clause 10.1(g)) = $[—]

Deposits as per Clause 7.9(b) = $[—]

Loan (aggregate principal amount outstanding) = $[—]

Unutilized Commitment in respect of the Tranche A Loan = $[—]

5

APPENDIX C
FORM OF CHARTER ASSIGNMENT

ASSIGNMENT OF CHARTER

THIS ASSIGNMENT OF CHARTER, dated [—], 2007 (this "Assignment"), is made by [—] OWNERS LIMITED, a corporation duly existing and incorporated under the laws of the Republic of The Marshall Islands (the "Assignor"), to and in favor of NORDEA BANK FINLAND PLC, New York Branch, as Security Trustee (the "Assignee") for the Lenders and Swap Bank (each as defined below). Capitalized terms used but not defined herein shall have the meaning assigned such terms in the Amended and Restated Loan Agreement (as defined below).

WHEREAS:

1.          The Assignor is the sole owner of the whole of the vessel [—], Official Number [—] (the "Ship"), which is duly registered in the name of the Assignor under law and flag of [—].

2.          The Assignor has time chartered the Ship to [—] (the "Charterer"), pursuant to the terms of a Time Charter Agreement dated [—] (the "Charter").

3.          Pursuant to and subject to the conditions contained in an amended and restated loan agreement dated [—] (as the same may be amended or supplemented, the "Amended and Restated Loan Agreement") made among (i) OceanFreight Inc., as borrower (the "Borrower"), (ii) the Assignor and the other companies named therein as joint and several Guarantors, (iii) the banks and financial institutions named therein as lenders (collectively, the "Lenders"), (iv) Nordea Bank Finland Plc, New York branch, as swap bank (the "Swap Bank"), (v) Nordea Bank Norge ASA, Grand Cayman branch, as Lead Arranger and Bookrunner, (vi) Bank of Scotland Plc, Piraeus Bank A.E. and Skandinaviska Enskilda Banken AB as Co-Arrangers, (vii) Nordea Bank Finland Plc, New York branch, as Administrative Agent and (viii) the Assignee as Security Trustee, the Lenders agreed to make advances to the Borrower in an aggregate principal amount of up to THREE HUNDRED TWENTY-FIVE MILLION UNITED STATES DOLLARS (US$325,000,000) (the "Loan").

4.          By a master agreement (the "Master Agreement") on the 2002 ISDA Multicurrency Crossborder Form (as amended) dated October 1, 2007 and made between the Borrower and the Swap Bank, the Swap Bank agreed to enter into certain Transactions pursuant to separate Confirmations from time to time to hedge the exposure of the Borrower to interest rate fluctuations under the Amended and Restated Loan Agreement. The Borrower and the Swap Bank estimate that the aggregate maximum amount payable by the Borrower under the Master Agreement in the event all Transactions entered into thereunder are terminated will not exceed EIGHTY-FOUR MILLION FIVE HUNDRED THOUSAND UNITED STATES DOLLARS (US$84,500,000).

5.          It is one of the conditions precedent to the availability of the Loan under the Amended and Restated Loan Agreement that the Assignor executes and delivers this Assignment in favor of the Assignee, for the benefit of the Lenders and the Swap Bank, as security for the Secured Liabilities and the performance and observance of and compliance with the covenants, terms and conditions contained in the Finance Documents (collectively, the "Obligations").

NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Assignor hereby agrees with the Assignee as follows:

SECTION 1.    Assignment.

(a)           As security for the Obligations, the Assignor hereby sells, assigns, grants, transfers and sets over unto the Assignee, and unto the Assignee's successors and assigns, to it and its successors' and assigns' own proper use and benefit, for and on behalf of the Lenders and the Swap Bank, a continuing, first priority security interest in and to all of the Assignor's estate, right, title, interest, claim and demand, in, to and under the Charter, including, without limitation: (i) all claims, rights, remedies, powers and privileges for moneys due and to become due to the Assignor pursuant to the Charter; (ii) all claims, rights, remedies, powers and privileges for failure of the Charterer to meet any of its obligations under the Charter; (iii) the right to make all waivers, consents and agreements under the Charter; (iv) the right to give and receive all notices and other instruments or communications under the Charter; and (v) the right to take such action, including the commencement, conduct and consummation of legal, administrative or other proceedings, as shall be permitted by the Charter, or by law, and to do any and all other things whatsoever which Assignor is, or may be, entitled to do under the Charter, including, without limitation, termination of the Charter pursuant to the terms and conditions stated therein.

(b)           When all Obligations shall have been paid and performed in full, the Assignee shall, upon the request of the Assignor, terminate this Assignment, and the Assignee shall forthwith release and assign, transfer and deliver to the Assignor, at the expense of the Assignor, the rights assigned hereby.

SECTION 2.   Notice and Consent. The Assignor hereby covenants and agrees that upon the execution and delivery of this Assignment:

(a)           it will procure that notice of this Assignment in substantially the form of Annex A attached hereto shall be duly given to the Charterer; and

(b)           it will use commercially reasonable efforts to cause the Charterer to execute a consent to this Assignment in the form of Annex B attached hereto.

SECTION 3.   Assignor to Remain Liable. Anything herein contained to the contrary notwithstanding:

(a)           The Assignor shall at all times remain fully liable under the Charter to perform all of the duties and obligations assumed by it thereunder to the same extent as if this Assignment had not been executed, and the Assignee shall have no obligation or liability under the Charter by reason of or arising out of this Assignment nor shall the Assignee be required or obligated in any manner to perform or fulfill any of the duties or obligations of the Assignor under or pursuant to the Charter or to make any payment or to make any inquiry as to the nature or sufficiency of any payment received by the Assignee or to present or file any claim or to take any action to collect or enforce the payment of any amounts which may have been assigned to it or to which it may be entitled hereunder at any time or times; and

(b)           No notice, request or demand under the Charter shall be valid as against the Assignee unless and until a copy thereof is furnished to the Assignee.

SECTION 4.   Event of Default. Upon the occurrence of an Event of Default and so long as such Event of Default shall be continuing:

2

(a)           The Assignee shall have the right (but not the obligation) to assume the Assignor's position in the Charter and in such capacity to perform the Assignor's obligations under the Charter and to exercise the Assignor's rights under the Charter;

(b)           The Assignor shall forthwith, and the Assignee may at any time thereafter, instruct the Charterer to pay all amounts assigned hereunder to the Assignee or as it may direct; and

(c)           The Assignor shall forthwith, and the Assignee may at any time thereafter, instruct the Charterer to deliver directly to the Assignee copies of all notices and other instruments, certificates, reports and communications required or permitted to be given or made by the Charterer to Assignor pursuant to the Charter.

SECTION 5.   Representations and Warranties. The Assignor represents and warrants that:

(a)           the Charter has been duly executed by Assignor, and, to Assignor's knowledge, by the Charterer, is in full force and effect as to the Assignor and, to Assignor's knowledge, is in full force and effect as to the Charterer, and is not, to the Assignor's knowledge, in default; and

(b)           it has not assigned or pledged the rights, title and interest assigned hereunder to anyone other than the Assignee.

SECTION 6.   Covenants. The Assignor hereby covenants that, without the prior written consent of the Assignee (which consent shall not be unreasonably withheld), so long as this Assignment shall remain in effect:

(a)           it will not assign or pledge the whole or any part of the rights, title and interest hereby assigned to anyone other than the Assignee;

(b)           it will not take or omit to take any action, the taking or omission of which might result in an alteration or impairment of this Assignment, or of any of the rights created by this Assignment; and

(c)           it will not terminate or consent to the termination of the Charter, withdraw or consent to the withdrawal of the Ship from service of the Charterer, or consent or agree to any amendment, modification or waiver of any of the terms or provisions of the Charter.

SECTION 7.   Assignee Appointed Attorney-in-Fact. (a) The Assignor hereby constitutes the Assignee, its successors and assigns, its true and lawful attorney, irrevocably, with full power (in the name of the Assignor or otherwise), upon the occurrence of an Event of Default and so long as such Event of Default shall be continuing, to carry out the provisions of this Assignment and to take any action and execute any instruments which the Assignee may deem necessary or advisable to accomplish the purposes hereof, including without limitation, to ask, require, demand, receive, compound and give acquittance for any and all moneys and claims for moneys due and to become due under or arising out of the Charter assigned hereby, to endorse any checks or other instruments or orders in connection therewith and to file any claims or to take any action or institute any proceedings which the Assignee may deem necessary or advisable in the premises, including, without limitation, termination of the Charter.

3

(b)           The Assignor hereby further authorizes the Assignee to file Financing Statements (including Form UCC-1 and UCC-3) and amendments thereto as provided in Article 9 of the Uniform Commercial Code, and any other instrument of like effect, as the Assignee may reasonably deem necessary in connection with the perfection of the Assignee's security interest in the Charter hereby assigned.

(c)           The powers and authority granted to the Assignee herein have been given for a valuable consideration, are coupled with an interest and are hereby declared to be irrevocable.

SECTION 8.   No Waiver. No failure on the part of the Assignee to exercise, and no delay in exercising, any right, remedy, power or privilege shall operate as waiver thereof nor shall any single or partial exercise by the Assignee of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights and remedies of the Assignee under this Assignment are cumulative and may be exercised (where possible to do so) singly, concurrently, successively and/or in conjunction with or apart from and without prejudice to any other rights and remedies available to the Assignee under the other Finance Documents and are not exclusive of any rights or remedies provided by law.

SECTION 9.   Further Assurances. The Assignor agrees that at any time and from time to time, upon the written request of the Assignee and at the expense of the Assignor, it shall promptly and duly execute and deliver any and all such further instruments and documents as the Assignee may deem desirable in obtaining the full benefits of this Assignment and of the rights and powers herein granted.

SECTION 10.   Amendments. No amendment or waiver of any provision of this Assignment, nor consent to any departure by the Assignor herefrom, shall be effective unless the same shall be in writing and signed by the Assignee, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

SECTION 11.   Notices. Any notice, demand or other communication to be given under, or for the purpose of this Assignment shall be made as provided in Clause 21 of the Amended and Restated Loan Agreement.

SECTION 12.   Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

IN WITNESS WHEREOF, the Assignor has executed and delivered this Assignment of Charter on the date first above written.

[—] OWNERS LIMITED

By:  _________________________
Name:
Title:

4

ANNEX A

NOTICE OF ASSIGNMENT
TO:

You are hereby given notice that by an assignment dated [—], 2007 (the "Assignment") the undersigned has assigned to NORDEA BANK FINLAND PLC, New York Branch (the "Assignee"), a security interest in all our right, title and interest in and to the Time Charter Agreement dated [—] (the "Charter") in respect of the [—] registered vessel [—], Official Number [—] (the "Ship"), including without limitation:

(i)	all of our claims, rights, remedies, powers and privileges for moneys due and to become due to us pursuant to the Charter;

(ii)	all of our claims, rights, remedies, powers and privileges for your failure to meet any of your obligations under the Charter;

(iii)	our right to make all waivers, consents and agreements under the Charter;

(iv)	our right to give and receive all notices and other instruments or communications under the Charter; and

(v)
our right to take such action, including the commencement, conduct and consummation of legal, administrative or other proceedings, as shall be permitted by the Charter, or by law, and to do any and all other things whatsoever which we may is, or may be, entitled to do under the Charter, including, without limitation, termination of the Charter pursuant to the terms and conditions stated therein.

Please acknowledge your consent and agreement to the Assignment by executing and returning to the Assignee the Consent and Agreement attached hereto.

Date: [—]

[—] OWNERS LIMITED

By: _____________________
Name:
Title:

5

ANNEX B

CONSENT AND AGREEMENT

TO: NORDEA BANK FINLAND PLC, NEW YORK BRANCH

The undersigned refers to the foregoing Notice of Assignment dated [—]. Capitalized terms used but not defined herein shall have the meaning assigned such terms in the Notice of Assignment.

The undersigned, as Time Charterer under the Charter, in consideration of one dollar ($1.00) lawful money of the United States of America paid by the Assignee, the receipt of which is hereby acknowledged, hereby acknowledges that it has been duly notified of the Assignment, consents and agrees to the Assignment and to all of the respective terms thereof and hereby confirms and further agrees that:

(a)	The Charter is in full force and effect;

(b)
The undersigned will pay all amounts from time to time due and payable to, or receivable by, the Assignor under the Charter to account number [—], maintained at Nordea Bank Finland PLC, New York Branch, located at 437 Madison Avenue, New York, New York 10022, USA, ABA Number: 026010786, SWIFT: NDEAUS3NXXX, Attention: Credit Administration, re: OceanFreight, or to such other account as the Assignee may from time to time notify the undersigned; and

(c)
Upon receipt by the undersigned of instructions from the Assignor or the Assignee the undersigned shall deliver to the Assignee at its address above copies of all notices and other instruments, certificates, reports and communications required or permitted to be given or made to the Assignor pursuant to the Charter.

This Consent and Agreement shall be governed by the laws of the State of New York and may be relied on by the Assignor and the Assignee.

IN WITNESS WHEREOF, the undersigned, intending to be legally bound, has caused this Consent and Agreement to be duly executed on the day and year first above written.

Date: [—]

[—]

By:  __________________________
Name:
Title:

6

APPENDIX D
FORM OF EARNINGS ACCOUNT PLEDGE

PLEDGE AND ASSIGNMENT AGREEMENT

PLEDGE AND ASSIGNMENT AGREEMENT, dated January 2 '5, 2008 (this "Agreement"), between [—], a Marshall Islands corporation (the "Pledgor"), NORDEA BANK FINLAND PLC, New York Branch, a Finnish banking corporation, acting in its capacity as Security Trustee for the Lenders and the Swap Bank referred to below (the "Pledgee"), and NORDEA BANK FINLAND PLC, New York Branch, a Finnish banking corporation, acting in its capacity as account bank (the "Account Bank"). Capitalized terms used but not defined herein shall have the meaning assigned such terms in the Loan Agreement (as defined below).

WHEREAS:

1.           Pursuant to and subject to the conditions contained in a loan agreement dated as of September 18, 2007 (the "Loan Agreement") among (i) OceanFreight Inc., as borrower (the "Borrower"), (ii) the Pledgor and the other companies named therein as joint and several Guarantors, (iii) the banks and financial institutions named therein as lenders (collectively, the "Lenders"), (iv) Nordea Bank Finland Plc, New York branch, as swap bank (the "Swap Bank"), (v) Nordea Bank Norge ASA, Grand Cayman branch, as Lead Arranger and Bookrunner, (vi) Nordea Bank Finland Plc, New York branch, as Administrative Agent and (vi) the Pledgee as Security Trustee, the Lenders agreed to make advances to the Borrower in an aggregate principal amount of up to THREE HUNDRED TWENTY-FIVE MILLION UNITED STATES DOLLARS (US$325,000,000) (the "Loan"). The Pledgor became a party to the Loan Agreement pursuant to an accession agreement dated January 16, 2008.

2.           By a master agreement (the "Master Agreement") on the 2002 ISDA Multicurrency Crossborder Form (as amended) dated October 1, 2007 and made between the Borrower and the Swap Bank, the Swap Bank agreed to enter into certain Transactions pursuant to separate Confirmations from time to time to hedge the exposure of the Borrower to interest rate fluctuations under the Loan Agreement. The Borrower and the Swap Bank estimate that the aggregate maximum amount payable by the Borrower under the Master Agreement in the event all Transactions entered into thereunder are terminated will not exceed EIGHTY-FOUR MILLION FIVE HUNDRED THOUSAND UNITED STATES DOLLARS (US$84,500,000).

3.           The Pledgor has opened an earnings account (the "Account") with the Account Bank at its office located at 437 Madison Avenue, 21st Floor, New York, New York, Account No. [—], in the name of the Pledgor. The Account will be under the sole control and dominion of the Pledgee, in accordance with and subject to the terms of this Agreement.

4.           It is one of the conditions precedent to the availability of the Loan under the Loan Agreement that the Pledgor shall have made the pledge and assignment contemplated by this Agreement as security for the Secured Liabilities and the performance and observance of and compliance with the covenants, terms and conditions contained in the Finance Documents (collectively, the "Obligations").

NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

SECTION I. Pledge and Assignment. As security for the Obligations and the performance and observance of and compliance with the covenants, terms and conditions contained in the Finance Documents, the Pledgor hereby pledges, assigns, transfer and set over unto the Pledgee absolutely, for and on behalf of the Lenders and the Swap Bank, and does hereby grant to the Pledgee a continuing, first priority security interest in and to all of the Pledgor's right, title and interest under, in and to the following property, whether now owned or existing or hereafter from time to time acquired or coming into existence (the "Collateral"):

(a)          the Account, all funds held therein or credited thereto, all rights to renew or withdraw the same, and all certificates and instruments, if any, from time to time representing or evidencing the Account;

(b)          any interest, dividends, cash, instruments and other property from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of the then existing Collateral; and

(c)          all proceeds of any and all of the Collateral.

SECTION 2. Delivery of Collateral. The Account Bank does not, and shall not be deemed to, assume any responsibility to monitor any discretionary corporate actions affecting the Collateral. The Account Bank shall have no duty to solicit the delivery of any property into the Account.

SECTION 3. Maintaining the Account. So long as the Loan Agreement shall remain outstanding or any amount therein shall remain unpaid:

(a)          the Pledgor will maintain the Account with the Account Bank under the sole control and dominion of the Pledgee pursuant to this Agreement; and

(b)          the Account Bank will comply with all written instructions originated by the Pledgee directing disposition of the funds in the Account without further consent from the Pledgor provided that the Account contains sufficient cleared funds to make any such disposition;

provided that the Pledgor shall be entitled to withdraw and direct the disposition of the funds in the Account until such time as the Pledgee shall notify the Account Bank that an Event of Default or a Potential Event of Default shall have occurred and be continuing.

The parties hereto acknowledge and agree that the Account is a deposit account as such term is set forth in the Code as hereinafter defined.

SECTION 4. Tax Liability. The Pledgor shall pay or reimburse the Account Bank upon request for any transfer taxes or other taxes relating to the Collateral incurred in connection herewith and shall indemnify and hold harmless the Account Bank from any amounts that it is obligated to

2

pay in the way of such taxes. This Section 4 shall survive notwithstanding termination of this Agreement or resignation or removal of the Account Bank.

SECTION 5. Representations and Warranties. The Pledgor represents and warrants as follows:

(a)          The Pledgor is the legal and beneficial owner of the Collateral free and clear of any Lien except for the security interest created by this Agreement or as otherwise contemplated by the Loan Agreement.

(b)          The pledge and assignment of the Collateral pursuant to this Agreement creates a valid and perfected first priority security interest in the Collateral, securing the payment of the Obligations.

(c)          Except for the consent of the Account Bank given in Section 15(c) hereof, no consent of any other person or entity and no authorization, approval, or other action by, and no notice to or filing with, any governmental authority or regulatory body is required (i) for the pledge and assignment by the Pledgor of the Collateral pursuant to this Agreement or for the execution, delivery or performance of this Agreement by the Pledgor, (ii) for the perfection or maintenance of the security interest created hereby (including the first priority nature of such security interest), (iii) for the exercise by the Account Bank of its rights and remedies hereunder, or (iv) for the exercise by the Pledgee of its rights and remedies hereunder.

(d)          There are no conditions precedent to the effectiveness of this Agreement that have not been satisfied or waived.

(e)          The Pledgor is a company duly organized, validly existing and in good standing under the laws of the Republic of The Marshall Islands.

(f)          The execution, delivery and performance by the Pledgor of this Agreement and the transactions contemplated hereby are within the Pledgor's corporate powers, have been duly authorized by all necessary corporate action, and do not (i) contravene the Pledgor's articles of incorporation or bylaws, (ii) violate any law, rule, regulation, order, writ, judgment, injunction, decree, determination or award, or (iii) conflict with or result in the breach of, or constitute a default under, any material contract binding on or affecting the Pledgor or any of its properties.

(g)          This Agreement is the legal, valid and binding obligation of the Pledgor, enforceable against the Pledgor in accordance with its terms.

SECTION 6. Further Assurances. The Pledgor agrees that at any time and from time to time, at the expense of the Pledgor, the Pledgor will promptly execute and deliver all further instruments and documents, and take all further action, that may be necessary or desirable, or that the Pledgee may reasonably request in writing, in order to perfect and protect any security interest granted or purported to be granted hereby or to enable the Pledgee to exercise and enforce its rights and remedies hereunder with respect to any Collateral.

SECTION 7. Transfers and Other Liens. The Pledgor agrees that it will not (a) sell, assign (by operation of law or otherwise), or otherwise dispose of, or grant any option with respect to, any of

3

the Collateral, or (b) create or permit to exist any Lien except the security interest created by this Agreement or as otherwise contemplated by the Loan Agreement.

SECTION 8. Pledgee Appointed Attorney-in-Fact. The Pledgor hereby appoints the Pledgee the Pledgor's attorney-in-fact, with full authority upon the occurrence and during the continuance of an Event of Default in the place and stead of the Pledgor and in the name of the Pledgor or otherwise, from time to time in the Pledgee's discretion to take any action and to execute any instrument which the Pledgee may deem necessary or advisable to accomplish the purposes of this Agreement, including, without limitation, to receive, indorse and collect all instruments made payable to the Pledgor representing any interest payment, dividend or other distribution in respect of the Collateral or any part thereof.

SECTION 9. Pledgee May Perform. If the Pledgor fails to perform any agreement contained herein, the Pledgee may itself perform, or cause performance of, such agreement, and the expenses of the Pledgee incurred in connection therewith shall be payable by the Pledgor under Section 12 hereof.

SECTION 10. The Account Bank's Duties. Except for the safe custody of any Collateral in its possession and the accounting for moneys actually received by it hereunder, the Account Bank shall have no duty as to any Collateral, as to ascertaining or taking action with respect to calls, conversions, exchanges, maturities, tenders or other matters relative to any Collateral, whether or not the Account Bank has or is deemed to have knowledge of such matters, or as to the taking of any necessary steps to preserve rights against any parties or any other rights pertaining to any Collateral. The Account Bank shall be deemed to have exercised reasonable care in the custody and preservation of any Collateral in its possession if such Collateral is accorded treatment substantially equal to that which the Account Bank accords its own property.

SECTION 11. Remedies upon Default. If any Event of Default shall have occurred and be continuing, the Pledgee shall have the rights set forth in the Loan Agreement and in furtherance thereof:

(a)          The Pledgee may, by delivery of written instructions to the Account Bank and without notice to the Pledgor except as required by law, instruct the Account Bank to distribute all or any part of the Account against the Obligations or any part thereof in accordance with such instructions; or

(b)          The Pledgee may also exercise in respect of the Collateral, in addition to other rights and remedies provided for herein or otherwise available to it, all the rights and remedies of a secured party under the Uniform Commercial Code in effect in the State of New York at that time (the "Code") (whether or not the Code applies to the affected Collateral).

It is understood and agreed that the Account Bank's duty to comply with instructions from the Pledgee regarding the Account is absolute, and the Account Bank shall be under no duty or obligation, nor shall it have the authority, to inquire or determine whether or not such instructions are in accordance with this Agreement or the Loan Agreement, nor seek confirmation thereof from the Pledgor or any other person.

SECTION 12. Expenses. The Pledgor will upon demand pay to the Account Bank the amount of any and all reasonable expenses, including the reasonable fees and expenses of its counsel and of any experts and agents, which the Account Bank may incur in connection with (a) the administration of this

4

Agreement, (b) the custody or preservation of, or the sale of, collection from, or other realization upon, any of the Collateral, (c) the exercise or enforcement of any of the rights of the Account Bank hereunder or (d) the failure by the Pledgor to perform or observe any of the provisions hereof. If any fees, expenses or costs incurred by, or any obligations owed to, the Account Bank or its counsel hereunder are not promptly paid when due, the Account Bank may reimburse itself therefor from the Collateral and may sell, convey or otherwise dispose of any Collateral for such purpose.

SECTION 13. Amendments, Etc. No amendment or waiver of any provision of this Agreement, and no consent to any departure by the Pledgor herefrom shall in any event be effective unless the same shall be in writing and signed by each of the Account Bank and the Pledgee, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given:

SECTION 14. Notices. Any notice, demand or other communication to be given under, or for the purpose of this Agreement shall be made as provided in Clause 21 of the Loan Agreement.

SECTION 15. Continuing Security Interest; Termination; Consent. (a) This Agreement shall create a continuing security interest in the Collateral and shall (i) remain in full force and effect until the payment in full of the Obligations and all other amounts payable under this Agreement and the Loan Agreement to the Pledgee, (ii) be binding upon the Pledgor, its successors and assigns, and (iii) inure to the benefit of, and be enforceable by, the Pledgee and its successors, transferees and assigns.

(b)          Upon the payment in full of the Obligations and all other amounts payable under this Agreement and the Loan Agreement to the Pledgee, the security interest granted hereby shall terminate and all rights to the Collateral shall revert to the Pledgor. Upon any such termination, the Account Bank will, upon the Pledgee's signed, written direction and at the Pledgor's expense, return to the Pledgor such of the Collateral as shall not have been sold or otherwise applied pursuant to the terms hereof and execute and deliver to the Pledgor such documents as the Pledgor shall reasonably request to evidence such termination.

(c)          The Account Bank hereby grants its consent to the security interest granted by the Pledgor over the Collateral to the Pledgee pursuant to this Agreement.

SECTION 16. Governing Law; Terms. This Agreement shall be governed by and construed in accordance with the law of the State of New York (without regard for its conflict of laws principles). Unless otherwise defined herein, terms defined in Articles 8 and 9 of the Code are used herein as therein defined. The parties agree that New York is the jurisdiction of the Account Bank for all purposes hereof and of Articles 8 and 9 of the Code.

SECTION 17. Indemnification. The Pledgor shall be liable for and shall reimburse and indemnify the Account Bank and its employees, officers and directors and hold the Account Bank and its employees, officers and directors harmless from and against any and all claims, losses, actions, liabilities, costs, damages or expenses (including reasonable attorneys' fees and expenses) (collectively "Losses") arising from or in connection with its administration of this Agreement unless resulting from the gross negligence or willful misconduct of the Pledgee or the Account Bank. This Section 17 shall survive notwithstanding the termination of this Agreement or resignation or removal of the Account Bank.

5

SECTION 18. Ambiguity; Dispute. (a) In the event of any ambiguity or uncertainty hereunder or in any notice, instruction or other communication received by the Account Bank hereunder, the Account Bank may, in its reasonable discretion, refrain from taking any action other than retain possession of the Collateral, unless the Account Bank receives written instructions from each of the Pledgor and the Pledgee which eliminates such ambiguity or uncertainty.

(b)           In the event of any dispute between or conflicting claims by or among the Pledgor and/or the Pledgee and/or any other person or entity with respect to any Collateral, the Account Bank shall be entitled, in its reasonable discretion, to refuse to comply with any and all claims, demands or instructions with respect to such Collateral so long as such dispute or conflict shall continue, and Account Bank shall not be or become liable in any way to the Pledgor or the Pledgee for failure or refusal to comply with such conflicting claims, demands or instructions. The Account Bank shall be entitled to refuse to act until, in its reasonable discretion, either (i) such conflicting or adverse claims or demands shall have been determined by a final order, judgment or decree of a court of competent jurisdiction, which order, judgment or decree is not subject to appeal, or settled by agreement between the conflicting parties as evidenced in a writing satisfactory to Account Bank or (ii) the Account Bank shall have received security or an indemnity satisfactory to it sufficient to hold it harmless from and against any and all losses which it may incur by reason of so acting. Any court order, judgment or decree shall be accompanied by a legal opinion by counsel for the presenting party, satisfactory to the Account Bank, to the effect that said order, judgment or decree represents a final adjudication of the rights of the parties by a court of competent jurisdiction, and that the time for appeal from such order, judgment or decree has expired without an appeal having been perfected. The Account Bank shall act on such court order and legal opinions without further question. The Account Bank may, in addition, elect, in its sole discretion, to commence an interpleader action or seek other judicial relief or orders as it may deem, in its sole discretion, necessary. The costs and expenses (including reasonable attorneys' fees and expenses) incurred in connection with such proceeding shall be paid by, and shall be deemed an obligation of the Pledgor.

SECTION 19. Resignation. (a) The Account Bank may resign at any time by giving the Pledgor and the Pledgee fifteen (15) calendar days' prior written notice thereof.

(b)          Within fifteen (15) calendar days after receiving the foregoing notice of resignation from the Account Bank, the Pledgor shall appoint a successor Account Bank. If a successor Account Bank has not accepted such appointment by the end of such fifteen (15) day period, the Account Bank may, in its sole discretion, deliver the Collateral to the Pledgee at the address provided herein or may apply to a court of competent jurisdiction for the appointment of a successor account bank or for other appropriate relief. The costs and expenses (including reasonable attorneys' fees and expenses) incurred by the Account Bank in connection with such proceeding shall be paid by, and be deemed an obligation of the Pledgor. In the event of any such resignation, the Account Bank shall have no further obligation with respect to the Collateral.

(c)          Upon receipt of the identity of the successor account bank, the Account Bank shall either deliver the Collateral then held hereunder to the successor account bank, less the Account Bank's fees, costs and expenses or other obligations owed to the Account Bank, or hold such Collateral (or any portion thereof), pending distribution, until all such fees, costs and expenses or other obligations are paid.

6

(d)      Upon delivery of the Collateral to the successor account bank, the Account Bank shall have no further duties, responsibilities or obligations hereunder.

7

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered on the date first written above.

[—]

By:  ___________________________
Name: Kurt Plankl
Title: Attorney-in-Fact

NORDEA BANK FINLAND PLC, NEW YORK BRANCH, as Pledgee

By: _____________________
Name:
Title:

By: _____________________
Name:
Title:

NORDEA BANK FINLAND PLC, NEW YORK BRANCH, as Account Bank

By: _____________________
Name:
Title:

By: _____________________
Name:
Title:

8

APPENDIX E
FORM OF EARNINGS ASSIGNMENT

ASSIGNMENT OF EARNINGS

THIS ASSIGNMENT OF EARNINGS, dated [—] (this "Assignment"), is made by [—] OWNERS LIMITED, a corporation duly existing and incorporated under the laws of the Republic of The Marshall Islands (the "Assignor"), to and in favor of NORDEA BANK FINLAND PLC, New York Branch, as Security Trustee (the "Assignee") for the Lenders and the Swap Bank (each as defined below). Capitalized terms used but not defined herein shall have the meaning assigned such terms in the Amended and Restated Loan Agreement (as defined below).

WHEREAS:

1.          The Assignor is the sole owner of the whole of the vessel [—], Official Number [—] (the "Ship"), which is duly registered in the name of the Assignor under law and flag of [—].

2.          Pursuant to and subject to the conditions contained in an amended and restated loan agreement dated [—] (as the same may be amended or supplemented, the "Amended and Restated Loan Agreement") made among (i) OceanFreight Inc., as borrower (the "Borrower"), (ii) the Assignor and the other companies named therein as joint and several Guarantors, (iii) the banks and financial institutions named therein as lenders (collectively, the "Lenders"), (iv) Nordea Bank Finland Plc, New York branch, as swap bank (the "Swap Bank"), (v) Nordea Bank Norge ASA, Grand Cayman branch, as Lead Arranger and Bookrunner, (vi) Bank of Scotland Plc, Piraeus Bank A.E. and Skandinaviska Enskilda Banken AB as Co-Arrangers, (vii) Nordea Bank Finland Plc, New York branch, Administrative Agent and (viii) the Assignee as Security Trustee, the Lenders agreed to make advances to the Borrower in an aggregate principal amount of up to THREE HUNDRED TWENTY-FIVE MILLION UNITED STATES DOLLARS (US$325,000,000) (the "Loan").

3.          By a master agreement (the "Master Agreement") on the 2002 ISDA Multicurrency Crossborder Form (as amended) dated October 1, 2007 and made between the Borrower and the Swap Bank, the Swap Bank agreed to enter into certain Transactions pursuant to separate Confirmations from time to time to hedge the exposure of the Borrower to interest rate fluctuations under the Amended and Restated Loan Agreement. The Borrower and the Swap Bank estimate that the aggregate maximum amount payable by the Borrower under the Master Agreement in the event all Transactions entered into thereunder are terminated will not exceed EIGHTY-FOUR MILLION FIVE HUNDRED THOUSAND UNITED STATES DOLLARS (US$84,500,000).

4.          It is one of the conditions precedent to the availability of the Loan under the Amended and Restated Loan Agreement that the Assignor executes and delivers this Assignment in favor of the Assignee, for the benefit of the Lenders and the Swap Bank, as security for the Secured Liabilities and the performance and observance of and compliance with the covenants, terms and conditions contained in the Finance Documents (collectively, the "Obligations").

NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Assignor hereby agrees with the Assignee as follows:

SECTION 1. Assignment. (a) As security for the Obligations, the Assignor hereby sells, transfers, assigns and sets over unto the Assignee, its successors and assigns, and hereby grants to the

Assignee, its successors and assigns, to it and its successors' and assigns' own proper use and benefit, for and on behalf of the Lenders, a continuing, first priority security interest in and to all of the Assignor's right, title and interest under, in and to (i) the Earnings and any Requisition Compensation of the Ship and (ii) any proceeds of any of the foregoing (collectively, the "Collateral").

(b)     When all Obligations shall have been paid and performed in full, the Assignee shall, upon the request of the Assignor, terminate this Assignment, and the Assignee shall forthwith release and assign, transfer and deliver to the Assignor, at the expense of the Assignor, the Collateral assigned hereby.

SECTION 2. Notice. The Assignor hereby covenants and agrees that it will:

(a)          procure that notice of this Assignment in substantially the form of Annex A attached hereto shall be duly given to each person who becomes a party with the Assignor in respect of the Ship to any charter or contract of affreightment or any other contract for the transportation of cargoes or persons and to any other person (including, without limitation, the Assignor's agents and representatives) who may receive or have control of any of the Collateral hereby assigned; and

(b)          use commercially reasonable efforts to cause each such person to whom such notice is given to provide consent to this Assignment where the consent of any such person is required pursuant to any such charter or contract of affreightment or other contractual relationship with the Assignor.

SECTION 3. Assignor to Remain Liable. Anything herein contained to the contrary notwithstanding, the Assignee, and its respective successors and assigns, shall have no obligation or liability by reason of or arising out of this Assignment under any agreement, including without limitation under any charter or contract of affreightment, pooling agreement or other contract for the transportation of cargo, shall not be required or obligated in any manner to perform or fulfill any obligations of the Assignor under or pursuant to any agreement, including without limitation under any charter or contract of affreightment, pooling agreement or other contract for the transportation of cargo, or to make any payment or to make any inquiry as to the nature or sufficiency of any payment received by it or to present or file any claim or to take any other action to collect or enforce the payment of any amounts which may have been assigned to it or to which it may be entitled hereunder at any time or times.

SECTION 4. No Other Assignments. The Assignor warrants and represents that it has not assigned or pledged the rights, title and interest assigned hereunder to anyone other than the Assignee. The Assignor hereby covenants that, without the prior written consent thereto of the Assignee, so long as this Assignment shall remain in effect, it will not assign or pledge the whole or any part of the rights, title and interest hereby assigned to anyone other than the Assignee, and it will not take or omit to take any action, the taking or omission of which might result in an alteration or impairment of this Assignment, or of any of the rights created by this Assignment.

SECTION 5. Assignee Appointed Attorney-in-Fact. (a) The Assignor hereby constitutes the Assignee, its successors and assigns, its true and lawful attorney, irrevocably, with full power (in the name of the Assignor or otherwise), upon the occurrence of an Event of Default and so long as such Event of Default shall be continuing, to carry out the provisions of this Assignment and to take any action and execute any instruments which the Assignee may deem necessary or advisable to accomplish the purposes hereof, including without limitation, to ask, require, demand, receive, compound and give acquittance for any and all moneys and claims for moneys due and to become due under or arising out of the Collateral assigned hereby, to endorse any checks or other instruments or orders in connection therewith and to file any claims or to take any action or institute any proceedings which the Assignee may deem necessary or advisable in the premises.

(b)           The Assignor hereby further authorizes the Assignee to file financing statements (including Form UCC-1 and UCC-3) and amendments thereto as provided in Article 9 of the Uniform Commercial Code, and any other instrument of like effect, as the Assignee may reasonably deem necessary in connection with the perfection of the Assignee's security interest in the Collateral hereby assigned.

(c)           The powers and authority granted to the Assignee herein have been given for a valuable consideration, are coupled with an interest and are hereby declared to be irrevocable.

SECTION 6. No Waiver. No failure on the part of the Assignee to exercise, and no delay in exercising, any right, remedy, power or privilege shall operate as waiver thereof, nor shall any single or partial exercise by the Assignee of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights and remedies of the Assignee under this Assignment are cumulative and may be exercised (where possible to do so) singly, concurrently, successively and/or in conjunction with or apart from and without prejudice to any other rights and remedies available to the Assignee under the other Finance Documents and are not exclusive of any rights or remedies provided by law.

SECTION 7. Further Assurances. The Assignor agrees that at any time and from time to time, upon the written request of the Assignee and at the expense of the Assignor, it shall promptly and duly execute and deliver any and all such further instruments and documents as the Assignee may deem desirable in obtaining the full benefits of this Assignment and of the rights and powers herein granted.

SECTION 8. Amendments. No amendment or waiver of any provision of this Assignment, nor consent to any departure by the Assignor herefrom, shall be effective unless the same shall be in writing and signed by the Assignee, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

SECTION 9. Notices. Any notice, demand or other communication to be given under, or for the purpose of this Assignment shall be made as provided in Clause 21 of the Amended and Restated Loan Agreement.

SECTION 10. Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

IN WITNESS WHEREOF, the Assignor has executed and delivered this Assignment of Earnings on the date first above written.

[—] OWNERS LIMITED

By:  ____________________
[—]
Attorney-in-Fact

Annex A

NOTICE OF ASSIGNMENT

To:

PLEASE TAKE NOTICE that, pursuant to an Assignment of Earnings dated [●] (the "Assignment") made by the undersigned as Assignor (the "Assignor") to and in favor of NORDEA BANK FINLAND PLC, New York Branch, as Security Trustee (the "Assignee") in respect of the [●] registered [●], Official No. [●] (the "Ship"), the Assignor has assigned to the Assignee a continuing, first priority security interest in and to all of the Assignor's right, title, interest, claim and demand in and to all moneys whatsoever which are now, or later become, payable (actually or contingently) to the Assignor which arise out of the use or operation of the Ship, including (but not limited to):

(a)
all freight, hire and passage moneys, compensation payable to the Assignor in the event of requisition of the Ship for hire, remuneration for salvage and towage services, demurrage and detention moneys and damages for breach (or payments for variation or termination) of any charterparty or other contract for the employment of the Ship;

(b)	all moneys which are at any time payable under Insurances in respect of loss of earnings;

(c)
if and whenever the Ship is employed on terms whereby any moneys falling within paragraphs (a) or (b) above are pooled or shared with any other person, that proportion of the net receipts of the relevant pooling or sharing arrangement which is attributable to the Ship; and

(d)
all compensation or other moneys payable by reason of any requisition (whether or not for title) of the Ship by or on behalf of any government or other authority (other than by way of requisition for hire for a fixed period not exceeding one year without any right to an extension).

You are hereby irrevocably authorized and instructed to pay all amounts from time to time due and payable to, or receivable by, the Assignor to account number [●], maintained at Nordea Bank Finland PLC, New York Branch, located at 437 Madison Avenue, New York, New York 10022, USA, ABA Number: 026010786, SWIFT: NDEAUS3NXXX, Attention: Credit Administration, re: OceanFreight, or to such other account as the Assignee may from time to time notify the undersigned.

Dated: [—]

[—] OWNERS LIMITED

By:____________________________
[—]
Attorney-in-Fact

APPENDIX F
FORM OF INSURANCE ASSIGNMENT

ASSIGNMENT OF INSURANCES

THIS ASSIGNMENT OF INSURANCES, dated [—] (this "Assignment"), is made by [—] OWNERS LIMITED, a Marshall Islands corporation (the "Assignor"), to and in favor of NORDEA BANK FINLAND PLC, New York Branch, as Security Trustee (the "Assignee") for the Lenders and Swap Bank (each as defined below). Capitalized terms used but not defined herein shall have the meaning assigned such terms in the Amended and Restated Loan Agreement (as defined below).

WHEREAS:

1.           The Assignor is the sole owner of the whole of the vessel [—], Official Number [—] (the "Ship"), which is duly registered in the name of the Assignor under law and flag of [—].

2.           Pursuant to and subject to the conditions contained in an amended and restated loan agreement dated [—] (as the same may be amended or supplemented, the "Amended and Restated Loan Agreement") made among (i) OceanFreight Inc., as borrower (the "Borrower"), (ii) the Assignor and the other companies named therein as joint and several Guarantors, (iii) the banks and financial institutions named therein as lenders (collectively, the "Lenders"), (iv) Nordea Bank Finland Plc, New York branch, as swap bank (the "Swap Bank"), (v) Nordea Bank Norge ASA, Grand Cayman branch, as Lead Arranger and Bookrunner, (vi) Bank of Scotland Plc, Piraeus Bank A.E. and Skandinaviska Enskilda Banken AB as Co-Arrangers, (vii) Nordea Bank Finland Plc, New York branch, Administrative Agent and (viii) the Assignee as Security Trustee, the Lenders agreed to make advances to the Borrower in an aggregate principal amount of up to THREE HUNDRED TWENTY-FIVE MILLION UNITED STATES DOLLARS (US$325,000,000) (the "Loan").

3.           By a master agreement (the "Master Agreement") on the 2002 ISDA Multicurrency Crossborder Form (as amended) dated October 1, 2007 and made between the Borrower and the Swap Bank, the Swap Bank agreed to enter into certain Transactions pursuant to separate Confirmations from time to time to hedge the exposure of the Borrower to interest rate fluctuations under the Amended and Restated Loan Agreement . The Borrower and the Swap Bank estimate that the aggregate maximum amount payable by the Borrower under the Master Agreement in the event all Transactions entered into thereunder are terminated will not exceed EIGHTY-FOUR MILLION FIVE HUNDRED THOUSAND UNITED STATES DOLLARS (US$84,500,000,000).

4.           It is one of the conditions precedent to the availability of the Loan under the Amended and Restated Loan Agreement that the Assignor executes and delivers this Assignment in favor of the Assignee, for the benefit of the Lenders and the Swap Bank, as security for the Secured Liabilities and the performance and observance of and compliance with the covenants, terms and conditions contained in the Finance Documents (collectively, the "Obligations").

NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Assignor hereby agrees with the Assignee as follows:

SECTION 1. Assignment. (a) As security for the Obligations, the Assignor hereby sells, transfers, assigns and sets over unto the Assignee, its successors and assigns, and hereby grants to the Assignee, its successors and assigns, to it and its successors' and assigns' own proper use and benefit, for and on behalf of the Lenders and the Swap Bank, a continuing, first priority security interest in and to all of the Assignor's right, title and interest under, in and to (i) all insurances (including, without limitation, all certificates of entry in protection and indemnity and war risks associations or clubs) in respect of the Ship, whether heretofore, now or hereafter effected, and all renewals of or replacements for the same, (ii) all claims, returns of premium and other moneys and claims for moneys due and to become due under or in respect of said insurances, (iii) all other rights of the Assignor under or in respect of said insurances, and (iv) any proceeds of any of the foregoing.

(b)          Any payments made pursuant to the terms hereof shall be made to such account as may, from time to time, be designated by the Assignee.

(c)          When all Obligations shall have been paid and performed in full, the Assignee shall, upon the request of the Assignor, terminate this Assignment, and the Assignee shall forthwith release and assign, transfer and deliver to the Assignor, at the expense of the Assignor, the rights assigned hereby.

SECTION 2. Notice; Loss Payable Clauses. The Assignor hereby covenants and agrees to procure that notice of this Assignment in the form attached hereto as Exhibit 1 shall be duly given to all insurance brokers, underwriters and protection and indemnity clubs, and that where the consent of any underwriter or protection and indemnity club is required pursuant to any of the insurances assigned hereby, it shall be obtained and evidence thereof shall be given to the Assignee, or, in the alternative, the Assignor shall obtain, with the Assignee's approval, a letter of undertaking by each of the underwriters and the protection and indemnity club that there shall be duly endorsed upon all slips, cover notes, policies, certificates of entry or other instruments issued or to be issued in connection with the insurances assigned hereby such notice of this Assignment and the loss payable clauses in the forms attached hereto as Exhibits 2(a) and 2(b) or as the Assignee may otherwise approve in its sole discretion.

SECTION 3. Assignor to Remain Liable. Anything contained in this Assignment to the contrary notwithstanding, the Assignor shall at all times remain fully liable under said insurances to perform all of the duties and obligations assumed by it thereunder to the same extent as if this Assignment had not been executed, and the Assignee shall have no obligation or liability (including, without limitation, any obligation or liability with respect to the payment of premiums, calls or assessments) under said insurances by reason of or arising out of this Assignment nor shall the Assignee be required or obligated in any manner to perform or fulfill any of the duties or obligations of the Assignor under or pursuant to said insurances or to make any payment or to make any inquiry as to the nature or sufficiency of any payment received by the Assignee or to present or file any claim or to take any action to collect or enforce the payment of any amounts which may have been assigned to it or to which it may be entitled hereunder at any time or times.

SECTION 4. No Other Assignments. The Assignor hereby represents and warrants that it has not assigned or pledged the rights, title and interest assigned hereunder to anyone other than the Assignee. The Assignor hereby covenants that, without the prior written consent thereto of the Assignee, so long as this Assignment shall remain in effect, it will not assign or pledge the whole or any part of the rights, title and interest hereby assigned to anyone other than the Assignee, and it will not take or omit to take any action, the taking or omission of which might result in an alteration or impairment of this Assignment, or of any of the rights created by this Assignment.

SECTION 5. Assignee Appointed Attorney-in-Fact. (a) The Assignor hereby constitutes the Assignee, its successors and assigns, its true and lawful attorney, irrevocably, with full power (in the name of the Assignor or otherwise), upon the occurrence of an Event of Default and so long as such Event of Default shall be continuing, to carry out the provisions of this Assignment and to take any action and execute any instruments which the Assignee may deem necessary or advisable to accomplish the purposes hereof, including without limitation, to ask, require, demand, receive, compound and give acquittance for any and all moneys and claims for moneys due and to become due under or arising out of the insurances assigned hereby, to endorse any checks or other instruments or orders in connection therewith and to file any claims or to take any action or institute any proceedings which the Assignee may deem necessary or advisable in the premises.

(b)          The Assignor hereby further authorizes the Assignee to file Financing Statements (including Form UCC-1 and UCC-3) and amendments thereto as provided in Article 9 of the Uniform Commercial Code, and any other instrument of like effect, as the Assignee may reasonably deem necessary in connection with the perfection of the Assignee's security interest in the property hereby assigned.

(c)          The powers and authority granted to the Assignee herein have been given for a valuable consideration, are coupled with an interest and are hereby declared to be irrevocable.

SECTION 6. No Waiver. No failure on the part of the Assignee to exercise, and no delay in exercising, any right, remedy, power or privilege shall operate as waiver thereof, nor shall any single or partial exercise by the Assignee of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights and remedies of the Assignee under this Assignment are cumulative and may be exercised (where possible to do so) singly, concurrently, successively and/or in conjunction with or apart from and without prejudice to any other rights and remedies available to the Assignee under the other Finance Documents are not exclusive of any rights or remedies provided by law.

SECTION 7. Further Assurances. The Assignor agrees that at any time and from time to time, upon the written request of the Assignee and at the expense of the Assignor, it shall promptly and duly execute and deliver any and all such further instruments and documents as the Assignee may deem desirable in obtaining the full benefits of this Assignment and of the rights and powers herein granted.

SECTION 8. Amendments. No amendment or waiver of any provision of this Assignment, nor consent to any departure by the Assignor herefrom, shall be effective unless the same shall be in writing and signed by the Assignee, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

SECTION 9. Notices, Etc. Any notice, demand or other communication to be given under, or for the purpose of this Assignment shall be made as provided in Clause 21 of the Amended and Restated Loan Agreement.

SECTION 10. Governing Law. THIS ASSIGNMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

IN WITNESS WHEREOF, the Assignor has executed and delivered this Assignment of Insurances on the date first above written.

[—] OWNERS LIMITED By: ____________________ [—] Attorney-in-Fact

NOTICE OF ASSIGNMENT

[—], as Owner of the [—] registered vessel [—], with Official Number [—] (the "Ship"), HEREBY GIVES NOTICE that by an Assignment dated the date hereof and made by it in favor of NORDEA BANK FINLAND PLC, New York Branch, as Security Trustee (the "Assignee"), it has assigned to the Assignee all of its right, title and interest under, in and to all insurances and the benefit of all insurances now or hereafter taken out in respect of the Ship. This Notice is to be endorsed on all policies and certificates of entry evidencing such insurance.

Date: [—]

[—] OWNERS LIMITED By: ____________________ [—] Attorney-in-Fact

LOSS PAYABLE CLAUSE

Hull and War Risks

Loss, if any, payable to NORDEA BANK FINLAND PLC, New York Branch, as Security Trustee and Mortgagee (the "Mortgagee"), for distribution by the Mortgagee to itself and [—], as Owner (the "Owner"), as their respective interests may appear, or order, except that, unless underwriters have been otherwise instructed by notice in writing from the Mortgagee, in the case of any loss involving any damage to the Ship or liability of the Ship, the underwriters may pay directly for the repair, salvage, liability or other charges involved or, if the Owner shall have first fully repaired the damage and paid the cost thereof, or discharged the liability or paid all of the salvage or other charges, then the underwriters may pay the Owner, as reimbursement therefor; provided that if such damage involves a loss in excess of U.S.$1,000,000 or its equivalent the Underwriters shall not make such payment without first obtaining the written consent thereto of the Mortgagee.

In the event of an actual or constructive total loss or a compromised or arranged total loss or requisition of title, all insurance payments therefor shall he paid to the Mortgagee for distribution by it in accordance with the terms of the Mortgage over the Ship dated the date hereof.

LOSS PAYABLE CLAUSE
Protection and Indemnity

Payment of any recovery that the Member is entitled to make out of the funds of the Association in respect of any liability, costs or expenses incurred by him shall be made to the Member or to his order unless and until the Association receives notice from NORDEA BANK FINLAND PLC, New York Branch, as security trustee, as mortgagee, that the Member is in default under the Mortgage, in which event all recoveries shall thereafter be paid to NORDEA BANK FINLAND PLC, New York Branch or to their order, provided always that no liability whatsoever shall attach to the Association, its managers or their agents for failure to comply with the latter obligation until after the expiry of two business days from the receipt of such notice.

Notwithstanding anything herein contained, the Association shall (unless and until the Mortgagee shall have given notice in writing to the contrary) be at liberty at the request of the Member to provide bail or other security to prevent the arrest or obtain the release of the vessel

CANCELLATION CLAUSE:

(a)
to inform NORDEA BANK FINLAND PLC, New York Branch, as Mortgagee, if the Managers give the Member notice under Rule 39 that his insurance in the Association in respect of such vessel is to cease at the end of the then current policy year;

(b)
to give NORDEA BANK FINLAND PLC, New York Branch, as Mortgagee fourteen (14) days notice of the Association's intention to cancel the insurance of the Member by reason of his failure to pay when due and demanded any sum due from him to the Association.

APPENDIX G
FORMS OF MANAGER'S UNDERTAKING
1-Technical Manager
2-Commercial Manager

MANAGER'S UNDERTAKING
From:      WALLEM SHIPMANAGEMENT LTD.

To:          Nordea Bank Finland Plc, New York Branch, as Agent

Date:       [—]

Dear Sirs:

m.v. [—] (the "Ship")

1.            Amended and Restated Loan Agreement

We refer to that certain amended and restated loan agreement dated [—] (as the same may be amended or supplemented, the "Amended and Restated Loan Agreement") made among (i) OceanFreight Inc. as borrower (the "Borrower"), (ii) [—] (the "Shipowner") and the other companies named therein as joint and several Guarantors, (iii) the banks and financial institutions named therein as lenders (collectively, the "Lenders"), (iv) Nordea Bank Finland Plc, New York Branch, as Swap Bank, (v) Nordea Bank Norge ASA, Grand Cayman branch, as Lead Arranger and Bookrunner, (vi) Bank of Scotland Plc, Piraeus Bank A.E. and Skandinaviska Enskilda Banken AB as Co-Arrangers, and (vii) Nordea Bank Finland Plc, New York Branch, as Administrative Agent (the "Agent") and Security Trustee. Capitalized terms used but not defined herein shall have the meaning assigned to such terms in the Amended and Restated Loan Agreement .

2.            Confirmation of Appointment

We hereby confirm that we have been appointed as the technical manager of the Ship pursuant to a management agreement dated [—] (the "Management Agreement") between ourselves and the Shipowner.

3.            Representation and Warranty

We hereby represent and warrant that the copy of the Management Agreement attached hereto is a true and complete copy of such Management Agreement, and that there have been no amendments or variations thereto or defaults thereunder by us or, to the best of our knowledge and belief, the Shipowner.

4.            Undertaking

In consideration of you, as Agent, granting approval to our appointment as technical manager of the Ship, we hereby irrevocably and unconditionally undertake with you as follows:

(a)
we will not agree or purport to agree to any amendment or variation of the Management Agreement without your prior written consent, save where the amendment or variation is required to comply with applicable laws or regulations;

(b)	we will procure that any sub-manager appointed by us will, on or before the date of such appointment, enter into an undertaking in your favor in substantially the same form as this undertaking;

(c)	we will immediately advise you in writing if the Ship's Safety Management Certificate is withdrawn;

(d)	we will advise you in writing before we institute any legal or quasi legal proceedings in any jurisdiction against the Ship, its earnings and insurances, or against the Shipowner;

(e)
we shall upon your first written request deliver to you all documents of whatever nature held by us or any sub-manager appointed by us in connection with the Shipowner, the Ship, its earnings and insurances;

(f)	we will advise you in writing prior to our ceasing to be the technical manager of the Ship; and

(g)
if we are named as a co-assured on any insurances respecting the Ship, we will seek to enforce such co assured status only in respect of our provable, casualty related, out of pocket expenses that are collected from underwriters.

5.           Law and Jurisdiction

The provisions of this letter shall be governed by, and construed in accordance with, the laws of the State of New York.

Any legal action or proceeding with respect to this letter may be brought in the New York State or Federal court sitting in New York County and any appellate court from any thereof or such other courts having jurisdiction over such action or proceeding as the Agent may select. By execution and delivery of this letter, we irrevocably and generally and unconditionally accept the jurisdiction of such courts. The submission to such jurisdiction shall not, and shall not be construed so as to, limit the rights of the Agent to take any proceedings against us in any other competent jurisdiction nor shall the taking of any such proceedings in any one or more jurisdictions preclude the taking of proceedings in any other jurisdiction, whether concurrently or not.

WALLEM SHIPMANAGEMENT LTD.

By __________________________
Name:
Title:

2

MANAGER'S UNDERTAKING
From:      WALLEM SHIPBROKING (HK) LTD.
To:          Nordea Bank Finland Plc, New York Branch, as Agent

Date:       [—]

Dear Sirs:

m.v. [—] (the "Ship")

1.           Amended and Restated Loan Agreement

We refer to that certain amended and restated loan agreement dated [—] (as the same may be amended or supplemented, the "Amended and Restated Loan Agreement") made among (i) OceanFreight Inc. as borrower (the "Borrower"), (ii) [—] (the "Shipowner") and the other companies named therein as joint and several Guarantors, (iii) the banks and financial institutions named therein as lenders (collectively, the "Lenders"), (iv) Nordea Bank Finland Plc, New York Branch, as Swap Bank, (v) Nordea Bank Norge ASA, Grand Cayman branch, as Lead Arranger and Bookrunner, (vi) Bank of Scotland Plc, Piraeus Bank A.E. and Skandinaviska Enskilda Banken AB as Co-Arrangers, and (vii) Nordea Bank Finland Plc, New York Branch, as Administrative Agent (the "Agent") and Security Trustee. Capitalized terms used but not defined herein shall have the meaning assigned to such terms in the Amended and Restated Loan Agreement .

2.           Confirmation of Appointment

We hereby confirm that we have been appointed as the commercial manager of the Ship pursuant to a management agreement dated [—] and made between the Shipowner and Wallem Shipmanagement Ltd., as supplemented by an addendum number I dated [—] and made between ourselves and the Shipowner (the "Management Agreement").

3.           Representation and Warranty

We hereby represent and warrant that the copy of the Management Agreement attached hereto is a true and complete copy of such Management Agreement, and that there have been no amendments or variations thereto or defaults thereunder by us or, to the best of our knowledge and belief, the Shipowner.

4.           Undertaking

In consideration of you, as Agent, granting approval to our appointment as commercial manager of the Ship, we hereby irrevocably and unconditionally undertake with you as follows:

(a)
we will not agree or purport to agree to any amendment or variation of the Management Agreement without your prior written consent, save where the amendment or variation is required to comply with applicable laws or regulations;

(b)	we will procure that any sub-manager appointed by us will, on or before the date of such appointment, enter into an undertaking in your favor in substantially the same form as this undertaking;

(c)	we will advise you in writing before we institute any legal or quasi legal proceedings in any jurisdiction against the Ship, its earnings and insurances, or against the Shipowner;

(d)
we shall upon your first written request deliver to you all documents of whatever nature held by us or any sub-manager appointed by us in connection with the Shipowner, the Ship, its earnings and insurances;

(e)	we will advise you in writing prior to our ceasing to be the commercial manager of the Ship; and

(f)
if we are named as a co-assured on any insurances respecting the Ship, we will seek to enforce such co assured status only in respect of our provable, casualty related, out of pocket expenses that are collected from underwriters.

5.           Law and Jurisdiction

The provisions of this letter shall be governed by, and construed in accordance with, the laws of the State of New York.

Any legal action or proceeding with respect to this letter may be brought in the New York State or Federal court sitting in New York County and any appellate court from any thereof or such other courts having jurisdiction over such action or proceeding as the Agent may select. By execution and delivery of this letter, we irrevocably and generally and unconditionally accept the jurisdiction of such courts. The submission to such jurisdiction shall not, and shall not be construed so as to, limit the rights of the Agent to take any proceedings against us in any other competent jurisdiction nor shall the taking of any such proceedings in any one or more jurisdictions preclude the taking of proceedings in any other jurisdiction, whether concurrently or not.

WALLEM SHIPBROKING (HK) LTD.

By __________________________
Name:
Title:

2

APPENDIX H
FORMS OF MORTGAGE AND DEED OF COVENANTS
1-Bahamian
2-Cypriot
3-Maltese
4-Marshall Islands
5-Liberian
6-Panamanian
7-Singaporean

THE COMMONWEALTH OF THE BAHAMAS

FIRST MORTGAGE REGISTRATION FORM

(Page 1 of 2)

Official Number	IMO Number	Name of Ship	Port of Registry
[●]	[●]	[●]	[●]

Propulsion and Engine Details	Vessel Dimensions
Propulsion: Motor: [●] Type of Engines: [●] Total Power: [●] KW	Length: [●] metres LOA Breadth: [●] metres Depth: [●] metres

Particulars of Tonnage	
GROSS TONNAGE: [●] tons	NET TONNAGE: [●] tons

WHEREAS (a) pursuant to a guarantee (the "**Guarantee**") incorporated in an amended and restated loan agreement dated [●] (as the same may be amended or supplemented, the "**Amended and Restated Loan Agreement**") made among (1) OceanFreight Inc. as borrower (the "**Borrower**"), (2) [●] **OWNERS LIMITED**, a company organized and existing under the law of the Republic of The Marshall Islands, with offices at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, The Marshall Islands MH 96960 (hereinafter sometimes called the "**Mortgagor**"), and the other companies named therein as joint and several guarantors (the "**Guarantors**"), (3) the banks and financial institutions named therein as lenders (collectively, the "**Lenders**"), (4) Nordea Bank Finland PLC, New York Branch, as swap bank (the "**Swap Bank**"), (5) Nordea Bank Norge ASA, Grand Cayman branch, as Lead Arranger and Bookrunner, (6) Bank of Scotland Plc, Piraeus Bank A.E. and Skandinaviska Enskilda Banken AB as Co-Arrangers, and (7) **NORDEA BANK FINLAND PLC, NEW YORK BRANCH,** 437 Madison Avenue, New York, NY 10022, as security trustee and agent (acting herein in its capacity as agent for the Lenders and the Swap Bank, hereinafter sometimes called the "**Mortgagee**"), there is an Account Current between (1) the Mortgagor and (2) the Mortgagee regulated by (i) the Amended and Restated Loan Agreement and the Guarantee contained therein, (ii) an ISDA Master Agreement in 2002 Multi Currency – Cross Border form dated [●], 2007 entered into between the (1) the Borrower and (2) the Swap Bank (the "**Master Agreement**"), including any Schedule and all Transactions and/or Confirmations thereto (as each such term is defined in the Master Agreement), and (iii) a Deed of Covenants bearing even date herewith to which document the Mortgagor and the Mortgagee are parties (as the same may from time to time be supplemented and/or amended the "**Deed of Covenants**"); and **WHEREAS** pursuant to the Amended and Restated Loan Agreement the Mortgagor has agreed to execute this Mortgage in favour of the Mortgagee for the purpose of securing payment by the Mortgagor to the Mortgagee of all sums from time to time owing to the Mortgagee in the manner and at the times set forth in the Amended and Restated Loan Agreement , the Guarantee contained therein, the Master Agreement and the Deed of Covenants; and **WHEREAS** the amount of principal, interest and other moneys due to the Mortgagee at any given time can be ascertained by reference to the Amended and Restated Loan Agreement , the Guarantee contained therein, the Master Agreement and/or the Deed of Covenants and/or to the books of account (or other accounting records) of the Mortgagee and the Swap Bank.

Now we (b) [●]., in consideration of the premises for ourselves and our successors, covenants with the said (c) **NORDEA BANK FINLAND PLC, NEW YORK BRANCH,** and (d) its assigns to pay to him or them or it the sums for the time being due on this security whether by way of principal or interest, at the times and manner aforesaid. And for the purpose of better securing to the said (c) **NORDEA BANK FINLAND PLC, NEW YORK BRANCH,** the payment of such sums as last aforesaid, we do hereby mortgage to the said (c) **NORDEA BANK FINLAND PLC, NEW YORK BRANCH,** all 64/64th shares of which we are the Owners in the Ship above particularly described, and in her boats, guns, ammunition, small arms and appurtenances.

Lastly, we for ourselves and our successors, covenant with the said (c) **NORDEA BANK FINLAND PLC, NEW YORK BRANCH** and (d) its assigns that we have the power to mortgage in manner aforesaid the above mentioned shares, and that the same are free from encumbrances (e)

In witness whereof we have affixed our common seal this [●] day of [●].

Seal	Individual/Corporation	Attestation
	[●] By: [●] Per [●] as [●] .... in the presence of the witness whose attestation is given opposite	I, ... of________________________________ , hereby testify that in my presence: (i) this Mortgage was signed by [●] as Individual/Director/Secretary/Officer/Attorney-in-Fact (h) and (ii) the corporate seal (h)/personal seal (h) of the transferor was affixed this [●] day of [●]. Signature of witness ....

R208 - Mortgage Registration Form - Version 1.1

(a) Here state by way of recital that there is an account current between the Mortgagor (describing the company and its address) and the Mortgagee (giving full title, address and description, including all joint mortgages), and describe the nature of the transaction so as to show how the amount of principal and interest due at any given time is to be ascertained, and the manner and time of payment, (b) Name of company, (c) Full name of Mortgagee, (d) "his", "hers" or "its", (e) If any prior encumbrance add "save as appears by the registry of the ship", (f) name of witness, (g) address of witness, (h) delete as applicable.
NOTE: The witness to the execution of the document must be a disinterested party, independent of the body corporate or individual executing it e.g. Notary Public, Consular Officer, Magistrate, Justice of Peace. A director, officer or employee of a transferor which is a body corporate should not be an attesting witness.

THE COMMONWEALTH OF THE BAHAMAS

MORTGAGE REGISTRATION FORM

(Page 2 of 2)

Official Number	IMO Number	Name of Ship	Port of Registry
[•]	[•]	[•]	NASSAU

TRANSFER OF MORTGAGE

I/we, the within mentioned
in consideration of
this day paid to me/us (a) by ....

hereby transfer to it/him/her/them (a) the benefit of the within-written security. In witness whereof I/we (a) have hereto affixed our seal this .... day of ....

Seal	Individual/Corporation	Attestation
	name of individual/corporation per .... signature as Individual/Director/Secretary/ Officer/Attorney-in-fact .... signature as Individual/Director/Secretary/ Officer/Attorney-in-fact .... in the presence of the witness whose attestation is given opposite	I, (b).. of (c) .... hereby testify that in my presence (i) this Transfer of mortgage was signed by .... as Individual/Director/Secretary/Officer/ Attorney-in-fact (a) and .... as Individual/Director/Secretary/Officer/ Attorney-in-fact (a) and (ii) the corporate seal/personal seal (a) of the transferor was affixed this .... day of .... Signature of witness ....

MEMORANDUM OF DISCHARGE

By individual or Joint Mortgagees

Received the sum of ....
in discharge of this within-written security. Dated at .... this .... day of ....
In witness whereof we have hereto affixed our common seal this .... day of ....

	name of individual/corporation per .... signature as Individual/Director/Secretary/ Officer/Attorney-in-fact .... signature as Individual/Director/Secretary/ Officer/Attorney-in-fact	I, (b) .... of (c) .... hereby testify that in my presence (i) this Discharge of mortgage was signed by .... as Individual/Director/Secretary/Officer/ Attorney-in-fact (a) and .... as Individual/Director/Secretary/Officer/ Attorney-in-fact (a) and (ii) the corporate seal/personal seal (a) of the mortgagee was affixed this .... day of ....

R208 - Mortgage Registration Form - Version 1.1

	in the presence of the witness whose attestation is given opposite	Signature of witness ....

(a) delete as appropriate, (b) insert name of witness, (c) insert address of witness
NOTE: The witness to the execution of the document must be a disinterested party, independent of the body corporate or individual executing it e.g. Notary Public, Consular Officer, Magistrate, Justice of Peace. A director, officer or employee of a transferor which is a body corporate should not be an attesting witness.

Date [—]

[—] OWNERS LIMITED
as Mortgagor

- and -

NORDEA BANK FINLAND PLC, NEW YORK BRANCH
as Mortgagee

DEED OF COVENANTS TO ACCOMPANY A FIRST PRIORITY STATUTORY MORTGAGE ON BAHAMAS FLAG VESSEL "[—]"

WATSON, FARLEY & WILLIAMS (NEW YORK) LLP

INDEX

Clause		Page

1	DEFINITIONS AND INTERPRETATION	2

2	CONTINUING SECURITY	4

3	PAYMENT COVENANTS	4

4	REPRESENTATIONS AND WARRANTIES	6

5	INSURANCE COVENANTS	6

6.	SHIP COVENANTS	13

7	PROTECTION OF SECURITY	18

8	ENFORCEABILITY AND SECURITY TRUSTEE'S POWERS	19

9	APPLICATION OF MONEYS	20

10	FURTHER ASSURANCES	20

11	POWER OF ATTORNEY	21

12	INCORPORATION OF AMENDED AND RESTATED LOAN AGREEMENT PROVISIONS	22

13	[INTENTIONALLY OMITTED]	22

14	SUPPLEMENTAL	22

15	LAW AND JURISDICTION	23

THIS DEED OF COVENANTS (the "Deed") is made on [—]

BETWEEN

(1)
[—]  OWNERS LIMITED, a corporation incorporated in The Marshall Islands whose registered office is Trust Company Complex. Ajeltake Road, Ajeltake Island, Majuro, The Marshall Islands MH 96960 (the "Mortgagor"),

AND

(2)
NORDEA BANK FINLAND PLC, NEW YORK BRANCH, a banking institution acting though its office at 437 Madison Avenue, New York, NY 10022 as security trustee (the "Mortgagee", which expression includes its successors and assigns).

BACKGROUND

(A)
The Mortgagor is the sole owner of the whole of the m.v. "[—]" documented under the laws and flag of the Commonwealth of The Bahamas with Official Number [—]of [—] gross registered tons and [—] net registered tons, with her home port at Nassau, Bahamas, which together with all interest therein and all of the boilers, engines, machinery, masts, spars, boats, anchors, cables, chains, rigging, tackle, capstans, outfit tools, pumps and pumping equipment, apparel, furniture, drilling equipment, fittings, equipment, spare parts, and all other appurtenances thereunto appertaining or belonging, whether now owned or hereafter acquired, and also any and all additions, improvements, renewals and replacements hereafter made in or to such vessel or any part thereof, including all items and appurtenances aforesaid (such vessel, together with all of the foregoing, being herein called the "Ship").

(B)
Pursuant to and subject to the conditions contained in an amended and restated loan agreement dated [—] (as the same may be amended or supplemented, the "Amended and Restated Loan Agreement") made among (i) OceanFreight Inc. as borrower (the "Borrower"), (ii) the Mortgagor and the other companies named therein as joint and several guarantors (the "Guarantors"), (iii) the banks and financial institutions named therein as lenders (collectively, the "Lenders"), (iv) Nordea Bank Finland Plc, New York branch, as swap bank (the "Swap Bank"), (v) Nordea Bank Norge ASA, Grand Cayman branch, as Lead Arranger and Bookrunner, (vi) Bank of Scotland Plc, Piraeus Bank A.E. and Skandinaviska Enskilda Banken AB as Co-Arrangers, (vii) Nordea Bank Finland Plc, New York branch, as Security Trustee and (viii) the Mortgagee, the Lenders agreed to make advances to the Borrower in an aggregate principal amount of up to THREE HUNDRED TWENTY-FIVE MILLION UNITED STATES DOLLARS (US$325,000,000) (the "Loan"). The Loan, interest thereon, fees and all expenses, costs and charges otherwise from time to time payable by the Borrower under the Amended and Restated Loan Agreement are to be repaid and paid, as the case may be, as provided in the Amended and Restated Loan Agreement and such provisions in the Amended and Restated Loan Agreement are incorporated herein by reference and made a part of this Deed. A copy of the form of Amended and Restated Loan Agreement, without the Schedules or Appendices thereto, is annexed to this Deed as an integral part hereof and marked as Exhibit A.

(C)	The obligation of the Borrower to repay the Loan is evidenced by secured promissory notes (the "Notes") of the Borrower, a copy of the form of each of which is annexed to this Deed as an integral part hereof and marked as Exhibit B.

(D)
By a master agreement (the "Master Agreement") on the 2002 ISDA Multicurrency Crossborder Form (as amended) dated October 1, 2007 and made between the Borrower and the Swap Bank, the Swap Bank agreed to enter into certain Transactions pursuant to separate Confirmations from time to time to hedge the exposure of the Borrower to interest rate fluctuations under the Amended and Restated Loan Agreement. A copy of the form of the Master Agreement is annexed to this Deed as an integral part hereof and marked as Exhibit C. The Borrower and the Swap Bank estimate that the aggregate maximum amount payable by the Borrower under the Master Agreement in event all Transactions entered into thereunder are terminated will not exceed EIGHTY-FOUR MILLION FIVE HUNDRED THOUSAND UNITED STATES DOLLARS (US$84,500,000).

(E)	Pursuant to Clause 11 of the Amended and Restated Loan Agreement, the Guarantors have jointly and severally guaranteed the Guaranteed Obligations.

(F)	Pursuant to Clause 26.1(b) of the Amended and Restated Loan Agreement, it was agreed that the Mortgagee would hold the Estate on trust for the Lenders and the Swap Bank.

(G)
Contemporaneously with the execution of this Deed there has been executed and registered by the Mortgagor in favor of the Mortgagee a first priority statutory Bahamian ship mortgage (to secure an account current) (the "Mortgage") constituting a first mortgage of 64/64th shares in the Ship, and the Mortgagor has agreed to execute this Deed collateral thereto and to the security thereby created.

NOW THIS DEED WITNESSETH AS FOLLOWS:

1      DEFINITIONS AND INTERPRETATIONS

1.1	Defined expressions. Words and expressions defined in the Amended and Restated Loan Agreement shall have the same meanings when used in this Deed unless the context otherwise requires.

1.2	Definitions. In this Deed, unless the contrary intention appears:

"Environmental Claim" means:

(a)	any claim by any governmental, judicial or regulatory authority which arises out of an Environmental Incident or an alleged Environmental Incident or which relates to any Environmental Law; or

(b)	any claim by any other person which relates to an Environmental Incident or to an alleged Environmental Incident,

and "claim" means a claim for damages, compensation, fines, penalties or any other payment of any kind, whether or not similar to the foregoing; an order or direction to take, or not to take, certain action or to desist from or suspend certain action; and any form of enforcement or regulatory action, including the arrest or attachment of any asset;

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"Environmental Incident" means:

(a)	any release of Environmentally Sensitive Material from the Ship; or

(b)
any incident in which Environmentally Sensitive Material is released from a vessel other than the Ship and which involves a collision between the Ship and such other vessel or some other incident of navigation or operation, in either case, in connection with which the Ship is actually or potentially liable to be arrested, attached, detained or enjoined and/or the Ship or the Mortgagor and/or any operator or manager of the Ship is at fault or allegedly at fault or otherwise liable to any legal or administrative action; or

(c)
any other incident in which Environmentally Sensitive Material is released otherwise than from the Ship and in connection with which the Ship is actually or potentially liable to be arrested and/or where the Mortgagor and/or any operator or manager of the Ship is at fault or allegedly at fault or otherwise liable to any legal or administrative action;

"excess risks" means the proportion of claims for general average, salvage and salvage charges not recoverable under the hull and machinery policies in respect of the Ship in consequence of her insured value being less than the value at which the Ship is assessed for the purpose of such claims;

"insurances" means all insurances effected, or which the Mortgagor is obliged to effect, under Clause 5 below or any other provision of this Deed or another Finance Document;

"Mortgaged Property" means the Ship, the Earnings, the insurances and any Requisition Compensation;

"protection and indemnity risks" means the usual risks covered by a protection and indemnity association managed in London, including pollution risks and the proportion (if any) of any sums payable to any other person or persons in case of collision which are not recoverable under the hull and machinery policies by reason of the incorporation therein of clause 1 of the Institute Time Clauses (Hulls) (1/10/83) or clause 8 of the Institute Time Clauses (Hulls) (1/11/1995) or the Institute Amended Running Down Clause (1/10/71) or any equivalent provision;

"Secured Liabilities" means all liabilities which the Mortgagor or any other Obligor has at the date of this Deed or at any later time or times, to the Mortgagee or any other Credit Party under or in connection with any Finance Document or any judgment relating to any Finance Document; and for this purpose, there shall be disregarded any total or partial discharge of these liabilities, or variation of their terms, which is effected by, or in connection with, any bankruptcy, liquidation, arrangement or other procedure under the insolvency laws of any country; and

"Ship" means the vessel described in Recital (A) and includes any share or interest in that vessel and its engines, machinery, boats, tackle, outfit, spare gear, fuel, consumable or other

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stores, belongings and appurtenances whether on board or ashore and whether now owned or later acquired.

"war risks" includes the risk of mines and all risks excluded by clause 23 of the Institute Time Clauses (Hulls) (1/10/83) or clause 24 of the Institute Time Clauses (Hulls) (1/11/1995).

1.3	References to Majority Lenders. References in this Deed to an approval, consent, or requirement of the Majority Lenders include references to an approval, consent or requirement of:

(a)	the Agent or the Mortgagee acting with the authority of the Majority Lenders; or

(b)	the Mortgagee acting with the authority of the Agent acting, in turn, with the authority of the Majority Lenders.

1.4
Application of construction and interpretation provisions of Amended and Restated Loan Agreement. Clauses 1.2, 1.5 and 1.7 of the Amended and Restated Loan Agreement apply, with any necessary modifications, to this Deed.

1.5
Inconsistency between Amended and Restated Loan Agreement provisions and this Deed. This Deed shall be read together with the Amended and Restated Loan Agreement, but in case of any conflict between the Amended and Restated Loan Agreement and this Deed, the provisions of the Amended and Restated Loan Agreement shall prevail provided that this Deed shall always be governed by Bahamian law.

2	CONTINUING SECURITY

2.1	Continuing security. This Deed and the Mortgage shall remain in force until the end of the Security Period as a continuing security and, in particular:

(a)	the Security Interests created by this Deed and the Mortgage shall not be satisfied by any intermediate payment or satisfaction of the Secured Liabilities;

(b)
the Security Interests created by this Deed and the Mortgage, and the rights of the Mortgagee under this Deed and the Mortgage, are only capable of being extinguished, limited or otherwise adversely affected by an express and specific term in a document signed by or on behalf of the Mortgagee;

(c)
no failure or delay by or on behalf of the Mortgagee to enforce or exercise a Security Interest created by this Deed and the Mortgage or a right of the Mortgagee under this Deed and the Mortgage, and no act, course of conduct, acquiescence or failure to act (or to prevent the Mortgagor from taking certain action) which is inconsistent with such a Security Interest or such a right shall preclude or estop the Mortgagee (either permanently or temporarily) from enforcing or exercising it; and

(d)	this Deed and the Mortgage shall be additional to, and shall not in any way impair or be impaired by:

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(i)	any other Security Interest whether in relation to property of the Mortgagor or that of a third party; or

(ii)	any other right of recourse as against the Mortgagor or any third party,

which the Mortgagee or any other Credit Party now or subsequently has in respect of any of the Secured Liabilities.

2.2
No obligations imposed on Mortgagee. The Mortgagor shall remain liable to perform all obligations connected with the Ship and the Mortgagee shall not, in any circumstances, have or incur any obligation of any kind in connection with the Ship.

2.3	Waiver of rights and defenses. The Mortgagor shall neither be discharged by, nor have any claim against, any Credit Party in respect of:

(a)	any amendment or supplement being made to the Finance Documents;

(b)	any arrangement or concession (including a rescheduling or acceptance of partial payments) relating to, or affecting, the Finance Documents;

(c)	any release or loss of any right or Security Interest created by the Finance Documents;

(d)	any failure promptly or properly to exercise or enforce any such right or Security Interest, including a failure to realize for its full market value an asset covered by such a Security Interest: or

(e)	any other Finance Document or any Security Interest now being or later becoming void, unenforceable, illegal or invalid or otherwise defective for any reason, including a neglect to register it.

2.4
Subordination of rights of Mortgagor. All rights which the Mortgagor at any time has with respect to this Deed and the Mortgage against the Borrower, any other Obligor or their respective assets shall be fully subordinated to the rights of the Credit Parties under the Finance Documents, and in particular the Mortgagor shall not:

(a)	claim, or in a bankruptcy of another Obligor prove for, any amount payable to the Mortgagor by such Obligor, in respect of this Deed and the Mortgage;

(b)	take or enforce any Security Interest for any such amount;

(c)	claim to set-off any such amount against any amount payable by the Mortgagor to another; or

(d)	claim any subrogation or other right in respect of any Finance Document or any sum received or recovered by any Credit Party under a Finance Document.

2.5
Negative Pledge; disposal of assets. The Mortgagor shall not sell, create any Security Interest not exclusively securing the Secured Liabilities over, or otherwise dispose of, the Ship or any right relating to the Ship.

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2.6	Release of security. At the end of the Security Period, the Mortgagee shall, at the request and cost of the Mortgagor, discharge this Mortgage.

3	PAYMENT COVENANTS

3.1	General. The Mortgagor shall comply with the following provisions of this Clause 3 at all times during the Security Period.

3.2
Covenant to pay expenses etc. The Mortgagor shall pay to the Mortgagee all such expenses, claims, liabilities, losses, costs, duties, fees, charges or other moneys as are stated in this Deed or the Mortgage to be payable by the Mortgagor to or recoverable from the Mortgagor by the Mortgagee (or in respect of which the Mortgagor agrees in this Deed to indemnify the Mortgagee) at the times and in the manner specified in this Deed or the Mortgage.

3.3
Covenant to pay default interest. The Mortgagor shall pay to the Mortgagee interest on any expenses, claims, liabilities, losses, costs, duties, fees, charges or other moneys referred to in Clause 3.2 from the date on which the relevant expense, claim, liability, loss, cost, duty, fee, charge or other money is paid or incurred by the Mortgagee (as well after as before judgment):

(a)	at the rate described in clause 6.2 of the Amended and Restated Loan Agreement;

(b)	compounded in accordance with clause 6.5 of the Amended and Restated Loan Agreement; and

(c)	on demand.

3.4
Covenant to pay other sums. The Mortgagor shall pay to the Mortgagee each and every other sum of money which may be or become owing to the Mortgagee under the Amended and Restated Loan Agreement, the Mortgage, this Deed and the other Finance Documents to which the Mortgagor is or is to be a party at the times and in the manner specified in the Mortgage, this Deed or in the other Finance Documents.

4	REPRESENTATIONS AND WARRANTIES

4.1	General. The Mortgagor represents and warrants to the Mortgagee as follows.

4.2
Repetition of Amended and Restated Loan Agreement representations and warranties.  The representations and warranties in Clause 9 of the Amended and Restated Loan Agreement remain true and not misleading as if repeated on the date of this Deed with reference to the circumstances now existing.

5	INSURANCE COVENANT

5.1	General. The Mortgagor undertakes with the Mortgagee to comply with the following provisions of this Clause 5 at all times during the Security Period except as the Mortgagee may otherwise permit.

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5.2	Maintenance of obligatory insurances. The Mortgagor shall keep the Ship insured at its own expense against:

(a)	fire and usual marine risks (including hull and machinery and excess risks);

(b)	war risks (including protection and indemnity war risks);

(c)	protection and indemnity risks (including pollution risks and freight, demurrage and defense cover); and

(d)
any other risks against which the Mortgagee may advise or, on instruction of the Majority Lenders shall advise, having regard to practices and other circumstances prevailing at the relevant time, that it would be reasonable for the Mortgagor to insure, as specified by the Mortgagee by notice to the Mortgagor.

5.3	Terms of obligatory insurances. The Mortgagor shall effect such insurance

(a)	in Dollars;

(b)
in the case of fire and usual marine risks and war risks, in an amount on an agreed value basis equal at all times to the greater of (i) the Fair Market Value of the Ship and (ii) an amount which, when aggregated with the insured value of the other Ships at the relevant time subject to a Mortgage, is not less than 120% of the aggregate amount of the Loan;

(c)
in the case of oil pollution liability risks, for an aggregate amount equal to the highest level of cover from time to time available under basic protection and indemnity club entry (with the international group of protection and indemnity clubs) and the international marine insurance market for vessels of similar age and type;

(d)	in relation to protection and indemnity risks in respect of the full value and tonnage of the Ship;

(e)	in the case of protection and indemnity war risks, in an amount equal to the amount for which the war risks under the hull policies are effected;

(f)	on terms approved by the Agent; and

(g)
through brokers and with insurance companies and/or underwriters or, in the case of war risks and protection and indemnity risks, in war risks and protection and indemnity risks associations, in each case approved by the Agent, and without prejudice to the Mortgagor's obligation to obtain the prior approval of the Mortgagee, at all times with reputable international brokers, companies, underwriters and mutual insurance associations.

5.4	Further protections for the Credit Parties. In addition to the terms set out in Clause 5.3 the Mortgagor shall procure that the obligatory insurances shall:

(a)
if so required by the Mortgagee except in relation to risks referred to in Clause 5.2(c) and (d), name (or be amended to name) the Mortgagee and/or any other Credit Party as an additional named assured for its rights and interests, warranted no operational interest and

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with full waiver of rights of subrogation against the Mortgagee (and/or such other Credit Party), and (ii) in relation to risks referred to in Clause 5.2(c) and (d), name (or be amended to name) the Mortgagee and/or any other Credit Party as a co-assured or a co-assured under a misdirected arrows clause, but in all cases without the Mortgagee (and/or such other Credit Party) thereby being liable to pay (but having the right to pay) premiums, calls or other assessments in respect of such insurance;

(b)	name the Mortgagee as sole loss payee in accordance with the loss payable clause referred to in Clause 5.6(b) below and with such directions for payment as the Mortgagee may specify;

(c)	provide that all payments by or on behalf of the insurers under the obligatory insurances to the Mortgagee shall be made without set-off, counterclaim or deductions or condition whatsoever;

(d)
provide that the insurers shall waive, to the fullest extent permitted by applicable law, their entitlement (if any) (whether by statute, common law, equity, or otherwise) to be subrogated to the rights and remedies of the Mortgagee in respect of any rights or interests (secured or not) held by or available to the Mortgagee under the Finance Documents, until the Secured Liabilities shall have been fully repaid and discharged, except that the insurers shall not be restricted by the terms of this paragraph (d) from making personal claims against persons (other than the Mortgagor or any Credit Party) in circumstances where the insurers have fully discharged their liabilities and obligations under the relevant obligatory insurances;

(e)	provide that such obligatory insurances shall be primary without right of contribution from other insurances which may be carried by the Mortgagee;

(f)	provide that the Mortgagee may make proof of loss if the Mortgagor fails to do so;

(g)
provide that if any obligatory insurance is cancelled, or if any substantial change is made in the coverage which adversely affects the interest of the Mortgagee, or if any obligatory insurance is allowed to lapse for non-payment of premium, such cancellation, charge or lapse shall not be effective with respect to the Mortgagee for 14 days (or 7 days in the case of war risks) after receipt by the Mortgagee of prior written notice from the insurers of such cancellation, change or lapse; and

(h)
apply all sums receivable under the Insurances (other than in respect of a Total Loss and any Major Casualty, which shall be payable to the Mortgagee in accordance with the provisions of the Insurance Assignment) as are paid to the Mortgagor for the purpose of making good the loss and fully repairing all damage in respect of which such sums shall have been received.

5.5	Renewal of obligatory insurances. The Mortgagor shall:

(a)	at least 21 days before the expiry of any obligatory insurance effected by it:

(i)
notify the Mortgagee of (1) the brokers (or other insurers) and any protection and indemnity or war risks association through or with whom the Mortgagor proposes to renew that insurance and (2) the proposed terms of renewal; and

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(ii)	obtain the approval of the Mortgagee such consent not to be unreasonably withheld, to the matters referred to in paragraph (i) above;

(b)	at least 14 days before the expiry of any obligatory insurance effected by it, renew the insurance in accordance with the Mortgagee's approval pursuant to paragraph (a)(ii) above; and

(c)
procure that the brokers and/or the war risks and protection and indemnity associations with which such a renewal is effected shall promptly notify the Mortgagee in writing of the terms and conditions of the renewal.

5.6
Copies of policies; letters of undertaking. The Mortgagor shall provide the Mortgagee with pro forma copies of all policies relating to the obligatory insurances which they are to effect or renew and of a letter or letters of undertaking in a form required by the Mortgagee including undertakings by the approved brokers that:

(a)
they will have endorsed on each policy, immediately upon issue, a loss payable clause and a notice of assignment in such form as the Mortgagee may require and complying with the provisions of Clause 5.4;

(b)	they will hold such policies, and the benefit of such insurances, to the order of the Mortgage in accordance with the said loss payable clause;

(c)
they will advise the Mortgagee immediately of any material change to the terms of the obligatory insurances and will give the Mortgagee not less than five (5) days advance notice of intention to cancel such obligatory insurances;

(d)
they will notify the Mortgagee, not less than 14 days before the expiry of the obligatory insurances, in the event of their not having received notice of renewal instructions from the Mortgagor or its agents and, in the event of their receiving instructions to renew, they will promptly notify the Mortgagee of the terms of the instructions; and

(e)
they will not set off against any sum recoverable in respect of a claim relating to the Ship under such obligatory insurances any premiums or other amounts due to them or any other person whether in respect of the Ship or otherwise, they waive any lien on the policies or, any sums received under them, which they might have in respect of such premiums or other amounts, and they will not cancel such obligatory insurances by reason of non-payment of such premiums or other amounts, and will arrange for a separate policy to be issued in respect of the Ship forthwith upon being so requested by the Mortgagee.

5.7	Copies of certificates of entry. The Mortgagor shall ensure that any protection and indemnity and/or war risks associations in which the Ship is entered provides the Mortgagee with:

(a)	copy certified by the Mortgagor of the certificate of entry for the Ship;

(b)	letter or letters of undertaking in such form as may be required by the Mortgagee; and

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(c)
where required to be issued under the terms of insurance/indemnity provided by the Mortgagor's protection and indemnity association, but only if and when so requested by the Mortgagee, a certified copy of each United States of America voyage quarterly declaration (or other similar document or documents) made by that Borrower in relation to such Ship in accordance with the requirements of such protection and indemnity association; and

(d)
a copy certified by the Mortgagor of each certificate of financial responsibility for pollution by oil or other Environmentally Sensitive Material issued by the relevant certifying authority in relation to such Ship, but only if and when so requested by the Mortgagee.

5.8
Deposit of original policies. The Mortgagor shall ensure that all policies relating to obligatory insurances effected by it are deposited with the approved brokers through which the insurances are effected or renewed.

5.9
Payment of premiums. The Mortgagor shall punctually pay all premiums or other sums payable in respect of the obligatory insurances effected for the Ship and produce all relevant receipts when so required by the Mortgagee.

5.10	Guarantees. The Mortgagor shall ensure that any guarantees required by a protection and indemnity or war risks association are promptly issued and remain in full force and effect.

5.11	Restrictions on employment. The Mortgagor shall not employ the Ship, nor permit her to be employed, outside the cover provided by any obligatory insurances.

5.12
Compliance with terms of insurances. The Mortgagor shall not do nor omit to do (nor permit to be done or not to be done) any act or thing which would or might render any obligatory insurance invalid, void, voidable or unenforceable or render any sum payable thereunder repayable in whole or in part; and, in particular:

(a)
the Mortgagor shall take all necessary action and comply with all requirements which may from time to time be applicable to the obligatory insurances, and (without limiting the obligation contained in Clause 5.7(c)) ensure that the obligatory insurances are not made subject to any exclusions or qualifications to which the Mortgagee has not given its prior approval;

(b)	the Mortgagor shall not make any changes relating to the classification or classification society or manager or operator of the Ship unless approved by the underwriters of the obligatory insurances;

(c)
the Mortgagor shall make all quarterly or other voyage declarations which may be required by the protection and indemnity risks association to maintain cover for trading to the United States of America and Exclusive Economic Zone (as defined in the United States Oil Pollution Act 1990 or any other applicable legislation); and

(d)
the Mortgagor shall not employ the Ship, nor allow it to be employed, otherwise than in conformity with the terms and conditions of the obligatory insurances, without first obtaining the consent of the insurers and complying with any requirements (as to extra premium or otherwise) which the insurers specify.

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5.13	Alteration to terms of insurances. The Mortgagor shall not make nor agree to any alteration. to the terms of any obligatory insurance nor waive any right relating to any obligatory insurance.

5.14
Settlement of claims. The Mortgagor shall not settle, compromise or abandon any claim under any obligatory insurance for Total Loss or for a Major Casualty, and shall do all things necessary and provide all documents, evidence and information to enable the Mortgagee to collect or recover any moneys which at any time become payable in respect of the obligatory insurances.

5.15	Provision of copies of communications. The Mortgagor shall provide the Mortgagee at the time of each such communication, with copies of all written communications between the Mortgagor and:

(a)	the approved brokers; and

(b)	the approved protection and indemnity and/or war risks associations; and

(c)	the approved insurance companies and/or underwriters,

which relate, in each case directly or indirectly to either any actual or threatened termination or material adverse change in the terms of any of the obligatory insurances or any recovery which, under the terms of any loss payable clause as referred to in Clause 5.6(b), shall or may be payable to the Mortgagee.

5.16
Provision of information. In addition, the Mortgagor shall promptly provide the Mortgagee (or any persons which it may designate) with any information which the Mortgagee (or any such designated person) requests from time to time for the purpose of:

(a)	obtaining or preparing any report from an independent marine insurance broker as to the adequacy of the obligatory insurances effected or proposed to be effected; and/or

(b)	effecting, maintaining or renewing any such insurances as are referred to in Clause 5.17 below or dealing with or considering any matters relating to any such insurances,

and the Mortgagor shall, forthwith upon demand, indemnify the Mortgagee in respect of all fees and other expenses incurred by or for the account of the Mortgagee in connection with any such report as is referred to in paragraph (a) above.

5.17
Mortgagee's interest and additional perils insurance. The Mortgagee shall (unless required otherwise by the Majority Lenders) from time to time to subscribe and thereafter maintain and renew all of the following insurances in such amounts, on such terms, through such insurers and generally in such manner as the Mortgagee may from time to time consider appropriate:

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(a)
a mortgagee's interest marine insurance covering the Ship and providing for the indemnification of the Credit Parties for any losses under or in connection with any Finance Document which directly or indirectly result from loss of or damage to the Ship covered by such insurance or a liability of such Ship or of the Mortgagor, being a loss or damage which is prima facie covered by an obligatory insurance but in respect of which there is a nonpayment (or reduced payment) by the underwriters by reason of, or on the basis of an allegation concerning, among other things:

(i)
any act or omission on the part of the Mortgagor, of any operator, charterer, manager or sub-manager of such Ship or of any officer, employee or agent of the Mortgagor or of any such person, including any breach of warranty or condition or any non-disclosure relating to such obligatory insurance;

(ii)
any act or omission, whether deliberate, negligent or accidental, or any knowledge or privity of the Mortgagor, any other person referred to in paragraph (i) above, or of any officer, employee or agent of the Mortgagor or of such a person, including the casting away or damaging of such Ship and/or such Ship being unseaworthy; and/or

(iii)	any other matter capable of being insured against under a mortgagee's interest marine insurance policy whether or not similar to the foregoing; and

(b)
a mortgagee's interest additional perils policy providing for the indemnification of the Credit Parties against, among other things, any possible losses or other consequences of any Environmental Claim, including the risk of expropriation, arrest or any form of detention of the Ship and/or of any insurance recoveries which are or may be paid or payable under the obligatory insurances relative to the Ship covered by such insurance, or the imposition of any Security Interest over such Ship and/or any such insurances and/or any other matter capable of being insured against under a mortgagee's interest additional perils policy, and the Mortgagor shall upon demand fully indemnify the Mortgagee in respect of all premiums and other reasonable expenses which are incurred in connection with or with a view to effecting, maintaining or renewing any such insurance or dealing with, or considering, any matter arising out of any such insurance.

5.18
Review of insurance requirements. The Mortgagee may and, on instruction of the Majority Lenders, shall review the requirements of this Clause 5 from time to time in order to take account of any changes in circumstances after the date of this Deed which are, in the opinion of the Mortgagee or any Lender significant and capable of affecting the Mortgagor or the Ship and its or their insurance (including, without limitation, changes in the availability or the cost of insurance coverage or the risks to which the Mortgagor may be subject.)

5.19
Modification of insurance requirements. The Mortgagee shall notify the Mortgagor of any proposed modification under Clause 5.18 to the requirements of this Clause 5 which the Mortgagee, may or, on instruction of the Majority Lenders, shall reasonably consider appropriate in the circumstances and, after consultation and taking full account of the Mortgagor's opinion, such modification shall take effect 14 days after date it is notified in writing to the Mortgagor as an amendment to this Clause 5 and shall bind the Mortgagor accordingly.

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6	SHIP COVENANTS

6.1
General. The Mortgagor shall comply with the following provisions of this Clause 6 at all times during the Security Period except as the Mortgagee, with the authority of the Majority Lenders, may otherwise permit (in the case of Clauses 6.2(a), 6.2(b), 6.13(b) and 6.13(f), such permission not to be unreasonably withheld).

6.2	Ship's name and registration. The Mortgagor shall:

(a)	keep the Ship registered in its ownership under Bahamian flag;

(b)	not change the name or port of registry of the Ship; and

(c)	not do or allow to be done anything as a result of which such registration might be cancelled or imperiled.

6.3	Repair and classification. The Mortgagor shall keep the Ship in a good and safe condition and state of repair:

(a)	consistent with first-class ship ownership and management practice;

(b)	so as to maintain the highest class with the Classification Society free of overdue recommendations and conditions of such Classification Society; and

(c)
so as to comply with all laws and regulations applicable to vessels registered in the Commonwealth of The Bahamas or to vessels trading to any jurisdiction to which the Ship may trade from time to time, including but not limited to the ISM Code, the ISPS Code, the ISM Code Documentation and the ISPS Code Documentation.

6.4	Classification society undertaking. The Mortgagor shall instruct the Classification Society referred to in Clause 6.3(b) (and procure that the Classification Society undertakes with the Mortgagee):

(a)	to send to the Mortgagee, following receipt of a written request from the Mortgagee, certified true copies of all original class records held by the Classification Society in relation to the Ship;

(b)
to allow the Mortgagee (or its agents), at any time and from time to time, to inspect the original class and related records of the Mortgagor and its Ship at the offices of the Classification Society and to take copies of them;

(c)	to notify the Mortgagee promptly in writing if the Classification Society:

(i)	receives notification from the Mortgagor or any person that the Ship's Classification Society is to be changed; or

(ii)
becomes aware of any facts or matters which may result in or have resulted in a change, suspension, discontinuance, withdrawal or expiry of the Ship's class under the rules or terms and conditions of the Mortgagor's or the Ship's membership of the Classification Society;

13

(d)	following receipt of a written request from the Mortgagee:

(i)
to confirm that the Mortgagor is not in default of any of its contractual obligations or liabilities to the Classification Society and, without limiting the foregoing, that it has paid in full all fees or other charges due and payable to the Classification Society; or

(ii)
if the Mortgagor is in default of any of its contractual obligations or liabilities to the Classification Society, to specify to the Mortgagee in reasonable detail the facts and circumstances of such default, the consequences thereof, and any remedy period agreed or allowed by the Classification Society.

6.5
Modification. The Mortgagor shall not make any modification or repairs to, or replacement of, the Ship owned by it or equipment installed on her which would or might materially alter the structure, type or performance characteristics of the Ship or materially reduce her value.

6.6
Removal of parts. The Mortgagor shall not remove any material part of the Ship, or any item of equipment installed on, the Ship unless the part or item so removed is forthwith replaced by a suitable part or item which is in the same condition as or better condition than the part or item removed, is free from any Security Interest or any right in favour of any person other than the Mortgagee and becomes on installation on the Ship the property of the Mortgagor and subject to the security constituted by the Mortgage; provided that the Mortgagor may install equipment owned by a third party if the equipment can be removed without any risk of damage to the Ship.

6.7
Surveys. The Mortgagor shall submit the Ship owned by it regularly to all periodical or other surveys which may be required for classification purposes and, if so required by the Majority Lenders, provide the Mortgagee (at the expense of the Mortgagor) with copies of all survey reports.

6.8
Inspection. The Mortgagor shall permit the Mortgagee (by surveyors or other persons appointed by it for that purpose) to board the Ship owned by it at all reasonable times to inspect her condition or to satisfy themselves about proposed or executed repairs and shall afford all proper facilities for such inspections. All fees and expenses incurred in relation to the appointment of surveyors shall be for the account of the Mortgagor.

6.9	Prevention of and release from arrest. The Mortgagor shall promptly discharge:

(a)	all liabilities which give or may give rise to maritime or possessory liens on or claims enforceable against the Ship, her Earnings or her Insurances;

(b)	all taxes, dues and other amounts charged in respect of the Ship, her Earnings or her Insurances; and

(c)	all other outgoings whatsoever in respect of the Ship, her Earnings or her Insurances,

and, forthwith upon receiving notice of the arrest of the Ship, or of her detention in exercise or purported exercise of any lien or claim, the Mortgagor shall procure her release by providing bail or otherwise as the circumstances may require.

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6.10	Compliance with laws etc. The Mortgagor and the Approved Manager shall:

(a)
comply, or procure compliance with the ISM Code, the ISPS Code, all Environmental Laws and all other laws or regulations relating to the Ship, its ownership, operation and management or to the business of the Mortgagor;

(b)	not employ the Ship nor allow her employment in any manner contrary to any law or regulation in any relevant jurisdiction including but not limited to the ISM Code and the ISPS Code; and

(c)
in the event of hostilities in any part of the world (whether war is declared or not), not cause or permit the Ship to enter or trade to any zone which is declared a war zone by any government or by the Ship's war risks insurers unless the Mortgagor has (at its expense) effected any special, additional or modified insurance cover required for it to enter or trade to any war zone.

6.11	Provision of information. The Mortgagor shall promptly provide the Mortgagee with any information which the Mortgagee requests regarding:

(a)	the Ship, her employment, position and engagements;

(b)	the Earnings and payments and amounts due to the master and crew of the Ship;

(c)	any expenses incurred, or likely to be incurred, in connection with the operation, maintenance or repair of the Ship and any payments made in respect of the Ship;

(d)	any towages and salvages;

(e)	its compliance or the compliance of the Ship with the ISM Code and the ISPS Code,

and, upon the Mortgagee's request, provide copies of any current charter relating to the Ship and of any current charter guarantee, and copies of the ISM Code Documentation and the ISPS Code Documentation.

6.12	Notification of certain events. The Mortgagor shall immediately notify the Mortgagee by letter of:

(a)	any casualty which is or is likely to be or to become a Major Casualty;

(b)	any occurrence as a result of which the Ship owned by it has become or is, by the passing of time or otherwise, likely to become a Total Loss;

(c)	any requirement or recommendation made by any insurer or classification society or by any competent authority which is not immediately complied with;

(d)	any arrest or detention of the Ship, any exercise or purported exercise of any lien on the Ship or her Earnings or any requisition of the Ship for hire;

(e)	any intended dry docking of the Ship;

15

(f)	any Environmental Claim made against the Mortgagor or in connection with the Ship, or any Environmental Incident;

(g)	any claim for breach of the ISM Code or the ISPS Code being made against the Mortgagor, the Approved Manager or otherwise in connection with the Ship; or

(h)	any other matter, event or incident, actual or threatened, the effect of which will or could lead to the ISM Code or the ISPS Code not being complied with,

and the Mortgagor shall keep the Mortgagee advised in writing on a regular basis and in such detail as the Mortgagee shall require of the Mortgagor's, the Approved Manager's or any other person's response to any of those events or matters.

6.13	Restrictions on chartering, appointment of managers etc. The Mortgagor shall not:

(a)	let its Ship on demise charter for any period;

(b)	let its Ship on terms whereby more than two (2) months' hire (or the equivalent) is payable in advance;

(c)	let its Ship below the market rate prevailing at the time when the Ship is fixed or on any other than arm's length terms;

(d)
let its Ship by demise charter, time charter, voyage charter or otherwise to any of its or the Borrower's subsidiaries or Affiliates or the Approved Manager (unless such Ship is contemporaneously sub-chartered at the prevailing market rate to a third party that is not a subsidiary or an Affiliate of such Guarantor or of the Borrower and such sub-charter and all rights thereunder are assigned to the Mortgagee as security for the Secured Liabilities);

(e)	appoint a manager of the Ship other than the Approved Manager or agree to any alteration to the terms of the Approved Manager's appointment;

(f)	de-activate or lay up the Ship owned by it;

(g)
put the Ship into the possession of any person for the purpose of work being done upon her in an amount exceeding or likely to exceed $800,000 (or the equivalent in any other currency) unless that person has first given to the Mortgagee and in terms satisfactory to it a written undertaking not to exercise any lien on the Ship or her Earnings for the cost of such work or otherwise; or

(h)
employ the Ship or permit her employment in any manner, trade or business which is forbidden by international law, or which is unlawful or illicit under the law of any relevant jurisdiction, or in carrying illicit or prohibited goods, or in any manner whatsoever which may render her liable to condemnation in a Prize Court, or to destruction, seizure, confiscation, penalty or sanctions and, in the event of hostilities in any part of the world (whether war be declared or not), shall not employ the Ship or permit her employment in carrying any contraband goods or entry into or trade in any zone which is declared a war zone by any government or by the Ship's war risks insurers unless the Mortgagee shall have

16

first given its consent thereto in writing and there shall have been effected by the Mortgagor at its expense such special insurance cover as the Mortgagee may require.

6.14	Notice of Mortgage. The Mortgagor shall:

(a)
carry on board the Ship with its papers a certified copy of the Mortgage and this Deed and cause that certified copy of the Mortgage and the Deed to be exhibited to any person having business with the Ship which might give rise to a lien or the Ship other than a lien for crew's wages and salvage and to any representative of the Mortgagee on demand; and

(b)
place and maintain in a conspicuous place in the navigation room and the Master's cabin of the Ship a framed printed notice in plain type in English of such size that the paragraph of reading matter shall cover a space not less than 6 inches wide and 9 inches high reading as follows:

"NOTICE OF MORTGAGE

This Vessel is covered by a First Priority Statutory Mortgage and Deed of Covenants collateral thereto in favor of Nordea Bank Finland Plc, New York Branch, as Agent. Under the terms of the said Mortgage and Deed neither the Mortgagor nor any Charterer nor the Master of this Vessel nor any other person has any right, power or authority to create, incur or permit to be imposed upon this Vessel any lien whatsoever other than for crew's wages and salvage."

6.15	Sharing of Earnings. The Mortgagor shall not:

(a)	enter into any agreement or arrangement for the sharing of any Earnings;

(b)
enter into any agreement or arrangement for the postponement of any date on which any Earnings are due; the reduction of the amount of any Earnings or otherwise for the release or adverse alteration of any right of the Mortgagor to any Earnings; or

(c)	enter into any agreement or arrangement for the release of, or adverse alteration to, any guarantee or Security Interest relating to any Earnings.

6.16
Payment of outgoings and evidence of payments. The Mortgagor shall promptly pay all rolls, dues and other outgoings whatsoever in respect of the Ship and shall keep or procure there be kept proper books of account in respect of the Ship and the Earnings and, as and when the Mortgagee may so require, shall make such books available for inspection on behalf of the Mortgagee, and shall furnish satisfactory evidence that the wages and allotments and the insurance and pension contributions of the master and crew are being promptly and regularly paid and that all deductions from crew's wages in respect of any tax liability or otherwise as required by law are being properly accounted for and that the master has no claim for disbursements other than those incurred by him in the ordinary course of trading on the voyage then in progress.

6.17	Encumbrances. Except for Permitted Security Interests, the Mortgagor shall not without the prior written consent of the Mortgagee (and then only subject to such conditions as the

17

Mortgagee may impose) mortgage, charge or otherwise encumber the Ship or any other part of the Mortgaged Property or permit the creation of any such mortgage, charge or other encumbrance otherwise than to or in favor of the Mortgagee.

6.18	Costs, indemnities and expenses. The Mortgagor shall pay to the Mortgagee on its first demand all expenses which the Mortgagee has or will incur in or in connection with:

(a)
the protection, maintenance or enforcement of the security created by the Mortgage or the exercise by the Mortgagee of any of the powers vested in it by the Amended and Restated Loan Agreement, the Mortgage, this Deed, or any other Finance Document; and

(b)
the preparation, completion and registration or other perfection of the Mortgage and this Deed and any other Finance Document or otherwise in connection with the Secured Liabilities and the security therefor.

6.19	Perfection of Mortgage. The Mortgagor shall:

(a)
comply with and satisfy all the requirements and formalities established by the Commonwealth of The Bahamas to perfect the Mortgage as a legal, valid and enforceable first preferred mortgage and maritime lien upon the Ship; and

(b)	promptly provide the Mortgagee from time to time with evidence in such form as the Mortgagee requires that the Mortgagor is complying with Clause 6.18(a).

6.20
Conveyance on default. The Mortgagor undertakes, where the Ship is (or is to be) sold in exercise of any power contained in the Mortgage or this Deed, to execute, forthwith upon request by the Mortgagee, such form of conveyance of the Ship as the Mortgagee may require.

7	PROTECTION OF SECURITY

7.1
Mortgagee's right to protect or maintain security. The Mortgagee may take any reasonable action which it may think fit for the purpose of protecting or maintaining the security created by the Mortgage or this Deed or for any similar or related purpose.

7.2	Mortgagee's right to insure, repair etc. Without limiting the generality of Clause 7.1, if the Mortgagor does not comply with Clause 5, the Mortgagee may:

(a)	effect, replace and renew any insurances;

(b)	arrange for the carrying out of such surveys and/or repairs of the Ship as it reasonably deems expedient or necessary; and

(c)
discharge any liabilities charged on the Ship, or otherwise relating to or affecting it, and/or take any measures which the Mortgagee may reasonably think expedient or necessary for the purpose of securing its release.

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8	ENFORCEABILITY AND SECURITY TRUSTEE'S POWERS

8.1
Right to enforce security. On the occurrence of an Event of Default which is continuing but without the necessity for any court order in any jurisdiction to the effect that an Event of Default has occurred or that the security constituted by the Mortgage or this Deed has become enforceable, and irrespective of whether a notice has been served under Clause 14.2 of the Amended and Restated Loan Agreement:

(a)	the security constituted by the Mortgage and this Deed shall immediately become enforceable;

(b)	the Mortgagee shall be entitled at any time or times to exercise the powers set out in Clause 8.2 and in any other Finance Document;

(c)
the Mortgagee shall be entitled at any time or times to exercise the powers possessed by it as mortgagee of the Ship conferred by the law of any country or territory the courts of which have or claim any jurisdiction in respect of the Mortgagor or the Ship; and

(d)	the Mortgagee shall be entitled to exercise all the rights and remedies in foreclosure and otherwise given to mortgagees by applicable law.

8.2	Right to take possession, sell etc. On the occurrence of an Event of Default and whilst the same is continuing, the Mortgagee shall be entitled then or at any later time or times:

(a)
to take possession of the Ship whether actually or constructively and/or otherwise to take control of the Ship wherever the Ship may be and cause the Mortgagor or any other person in possession of the Ship forthwith upon demand to surrender the Ship to the Mortgagee without legal process and without the Mortgagee or any other Credit Party being liable for any losses thereby caused or to account to the Mortgagor in connection therewith;

(b)
to sell the Ship or any share in the Ship by public auction or private contract with or without the benefit of any charterparty or other contract for its employment, at any time, at any place and upon any terms (including, without limitation, on terms that all or any part or parts of the purchase price be satisfied by shares, loan stock or other securities and/or be left outstanding as a debt, whether secured or unsecured and whether carrying interest or not) which the Mortgagee may think fit, with power for the Mortgagee to purchase the Ship at any such public auction and to set off the purchase price against all or any part of the Secured Liabilities, with notice of such sale, whether by public auction or private contract, addressed to the Mortgagor at its last known address, twenty (20) calendar days prior to the date fixed for entering into the contract for sale and by first publishing notice of any such public sale for ten (10) consecutive days, in daily newspapers of general circulation published in the City of New York, State of New York, and if the place of such sale should not be New York City, then also by publication of a similar notice in a daily newspaper, if any, published at the place of sale and in the event that the Ship shall be offered by private contract, no newspaper publication of notice shall be required, nor notice of adjournment of sale;

(c)
to manage, insure, maintain and repair the Ship and to charter, employ, lay up or in any other manner whatsoever deal with the Ship in any manner, upon any terms and for any period which the Mortgagee may think fit, in all respects as if the Mortgagee were the owner of the

19

Ship and without the Mortgagee or any other Credit Party being responsible for any loss thereby incurred;

(d)
to collect, recover and give good discharge for any moneys or claims arising in relation to the Ship and to permit any brokers through whom collection or recovery is effected to charge the usual brokerage therefor;

(e)
to take over or commence or defend (if necessary using the name of the Mortgagor) any claims or proceedings relating to, or affecting, the Ship which the. Mortgagee may think fit and to abandon, release or settle in any way any such claims or proceedings; and

(f)	generally, to enter into any transaction or arrangement of any kind and to do anything in relation to the Ship which the Mortgagee may think fit.

8.3
No liability of Mortgagee. The Mortgagee shall not be obliged to check the nature or sufficiency of any payment received by it under the Mortgage or this Deed or to preserve, exercise or enforce any right relating to the Ship.

9	APPLICATION OF MONEYS

9.1	General. All sums received by the Mortgagee:

(a)	in respect of sale of the Ship or any share in the Ship;

(b)	in respect of net profits arising out of the employment of the Ship pursuant to Clause 8.2(c); or

(c)	in respect of any other transaction or arrangement under Clauses 8.1 or 8.2,

shall be held by the Mortgagee upon trust in the first place to pay or discharge any expenses or liabilities (including any interest) which have been paid or incurred by the Mortgagee in or in connection with the exercise of its powers and to apply the balance in accordance with Clause 13 of the Amended and Restated Loan Agreement.

10	FURTHER ASSURANCES

10.1	Mortgagor's obligation to execute further documents etc. The Mortgagor shall:

(a)	execute and deliver to the Mortgagee (or as it may direct) any assignment, mortgage, power of attorney, proxy or other document, as the Mortgagee may, in any particular case, specify; and

(b)	effect any registration or notarizations, give any notice or take any other step,

which the Mortgagee may, by notice to the Mortgagor, and with the consent of the Majority Lenders specify for any of the purposes described in Clause 10.2 or for any requisite similar or related purpose.

10.2	Purposes of further assurances. The purposes referred to in Clause 10.1 are:

20

(a)	validly and effectively to create any Security Interest or right of any kind which the Mortgagee intended should be created by or pursuant to the Mortgage and this Deed;

(b)
to protect the priority, or increase the effectiveness, in any jurisdiction of any Security Interest which is created, or which the Mortgagee intended should be created, by or pursuant to the Mortgage and this Deed;

(c)
to enable or assist the Mortgagee to sell or otherwise deal with the Ship, to transfer title to, or grant any interest or right relating to, the Ship or to exercise any power which is referred to in Clauses 8.1 or 8.2; or

(d)
to enable or assist the Mortgagee to enter into any transaction to commence, defend or conduct any proceedings and/or to take any other action relating to the Ship in any country or under the law of any country.

10.3
Terms of further assurances. The Mortgagee may (subject to the provisions of Clause 10.2) specify the terms of any document to be executed by the Mortgagor under Clause 10.1, and those terms may include any covenants, undertakings, powers and provisions which the Mortgagee considers appropriate to protect its, and any other Credit Party's, interests.

10.4	Obligation to comply with notice. The Mortgagor shall comply with a notice under Clause 10.1 by the date specified in the notice.

10.5
Additional corporate action. At the same time as the Mortgagor delivers to the Mortgagee any document executed under Clause 10.1(a), the Mortgagor shall also deliver to the Mortgagee a certificate signed by two (2) of the Mortgagor's officers which shall:

(a)	set out the text of a resolution of the Mortgagor's directors specifically authorizing the execution of the document specified by the Mortgagee; and

(b)
state that either the resolution was duly passed at a meeting of the directors validly convened and held throughout which a quorum of directors entitled to vote on the resolution was present or that the resolution has been signed by all the directors and is valid under the Mortgagor's articles of incorporation or other constitutional documents.

11	POWER OF ATTORNEY

11.1
Appointment. For the purpose of securing the Mortgagee's interest in the Ship and the due and punctual performance the Mortgagor's obligations to the Mortgagee under the Mortgage, this Deed and every other Finance Document to which the Mortgagor is ,or is to be a party, the Mortgagor irrevocably and by way of security appoints the Mortgagee its attorney, on behalf of the Mortgagor and in its name or otherwise, to execute or sign any document and do any act or thing which the Mortgagor is obliged to do under any Finance Document provided that such power shall become exercisable only after the occurrence of an Event of Default which is continuing.

11.2
Ratification of actions of attorney. For the avoidance of doubt and without limiting the generality of Clause 11.1, the Mortgagor confirms that Clause 11.1 authorizes the Mortgagee to execute on its behalf a document ratifying any transaction or action which the Mortgagee

21

has purported to enter into or to take and which the Mortgagee considers was or might have been outside its powers or otherwise invalid.

11.3
Delegation. The Mortgagee may sub-delegate to any person or persons all or any of the powers (including the discretions) conferred on the Mortgagee by Clauses 11.1 and/or 11.2, and may do so on terms authorizing successive sub-delegations.

12	INCORPORATION OF AMENDED AND RESTATED LOAN AGREEMENT PROVISIONS

12.1
Incorporation of specific provisions. The following provisions of the Amended and Restated Loan Agreement apply to this Deed as if they were expressly incorporated in this Deed with any necessary modifications:

Clause 17, no set-off or tax deduction;

Clause 20, variations and waivers;

Clause 21, notices; and

Clause 23, supplemental.

12.2
Incorporation of general provisions. Clause 12.1 is without prejudice to the application to this Deed of any provision of the Amended and Restated Loan Agreement which, by its terms, applies or relates to the Finance Documents generally or this Deed specifically.

13	[INTENTIONALLY OMITTED].

14	SUPPLEMENTAL

14.1	No restriction on other rights. Nothing in this Deed shall be taken to exclude or restrict any power, right or remedy which the Mortgagee or any other Credit Party may at any time have under:

(a)	any other Finance Document; or

(b)	the law of any country or territory the courts of which have or claim any jurisdiction in respect of the Mortgagor or the Ship.

14.2	Exercise of other rights. The Mortgagee may exercise any right under this Deed before it or any other Credit Party has exercised any right referred to in Clause 14.1(a) or (b).

14.3
Settlement or discharge conditional. Any settlement or discharge under this Deed between the Mortgagee or any other Credit Party and the Mortgagor shall be conditional upon no security or payment to the Mortgagee or any other Credit Party by the Mortgagor or any other person being set aside, adjusted or ordered to be repaid, whether under any insolvency law or otherwise.

14.4	[intentionally omitted].

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15	LAW AND JURISDICTION

15.1	Bahamas law. This Deed shall be governed by, and construed in accordance with, the laws of the Commonwealth of The Bahamas.

15.2	Choice of forum. The Mortgagee reserves the rights:

(a)	to commence proceedings in relation to any matter which arises out of or in connection with the Mortgage and this Deed in the courts of any country which have or claim jurisdiction to that matter; and

(b)
to commence such proceedings in the courts of any such country or countries concurrently with or in addition to proceedings in the Commonwealth of The Bahamas or without commencing proceedings in the Commonwealth of The Bahamas.

15.3
Action against Ship. The rights referred to in Clause 15.2 include the right of the Mortgagee to arrest and take action against the Ship at whatever place the Ship shall be found lying and for the purpose of any action which the Mortgagee may bring before the courts of that jurisdiction or other judicial authority and for the purpose of any action which the Mortgagee may bring against the Ship, any writ, notice, judgment or other legal process or documents may (without prejudice to any other method of service under applicable law) be served upon the Master of the Ship (or upon anyone acting as the Master) and such service shall be deemed good service on the Mortgagor for all purposes.

15.4
Mortgagee's rights unaffected. Nothing in this Clause 15 shall exclude or limit any right which any Credit Party may have (whether under the law of any country, an international convention or otherwise) with regard to the bringing of proceedings, the service of process, the recognition or enforcement of a judgment or any similar or related matter in any jurisdiction.

15.5	Meaning of "proceedings". In this Clause 15, "proceedings" means proceedings of any kind, including an application for a provisional or protective measure.

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IN WITNESS WHEREOF, the parties hereto have caused this Deed to be duly executed by its authorized representative on the day and year first above written.

Signed, Sealed and Delivered as a Deed by [—] OWNERS LIMITED, as Mortgagor, by [—] its [—] in the presence of	) ) ) ) )	_____________________________

Witness: __________________________
Name:
Address:
Occupation:

Signed, Sealed and Delivered as a Deed by NORDEA BANK FINLAND PLC, NEW YORK BRANCH, as Mortgagee, by [—] its [—] in the presence of	) ) ) ) ) )	_____________________________

Witness: __________________________
Name:
Address:
Occupation:

24

Date: [—]

[—] OWNERS LIMITED
as Owner

- and -

NORDEA BANK FINLAND PLC, NEW YORK BRANCH

as Security Trustee

FIRST PRIORITY CYPRIOT MORTGAGE
AND DEED OF COVENANTS

Relating to m.v. "[—]"
(Official Number [—])

WATSON, FARLEY & WILLIAMS (NEW YORK) LLP

MORTGAGE
(to secure Account Current, etc.)

Official No.	Name of Ship	No., Year and Port of Registry
	"[—]"	/2007— Limassol, Cyprus
MMSI No.	I M 0 No.

International Call Sign	Whether a sailing, steam or motorship	Horse Power of Engine (if any)
	Motor Vessel	KW
Length (Article 2(8)) Breadth (Regulation 2(3)) Depth (Regulation 2(2))		meters meters meters
Number of Tons
GROSS:		REGISTER:

And as she is more particularly described in her Certificate of Registry and the Register Book.

WHEREAS (a) by virtue of the trust provisions (as may be amended, varied and/or supplemented from time to time, such trust provisions hereinafter together called the "Trust") contained in the amended and restated loan agreement dated as of [—], 2008 (hereinafter as the same may from time to time hereafter be amended, supplemented and/or varied, called the "Amended and Restated Loan Agreement") among (i) OceanFreight Inc. as borrower (the "Borrower"), (ii) [—] OWNERS LIMITED, a company, duly incorporated and existing under the laws of the Republic of the Marshall Islands whose registered office is Trust Company Complex. Ajeltake Road, Ajeltake Island, Majuro, The Marshall Islands MH 96960 (hereinafter sometimes called the "Mortgagor"), and the other companies named therein as joint and several guarantors (collectively with the Mortgagor, the "Guarantors"), (iii) the banks and financial institutions named therein as lenders (collectively, the "Lenders"), (iv) Nordea Bank Finland Plc, New York branch, as swap bank (the "Swap Bank"), (v) Nordea Bank Norge ASA, Grand Cayman branch, as Lead Arranger and Bookrunner, (vi) Bank of Scotland Plc, Piraeus Bank A.E. and Skandinaviska Enskilda Banken AB as Co-Arrangers, (vii) Nordea Bank Finland Plc, New York branch, Administrative Agent (in such capacity, the "Agent") and (viii) NORDEA BANK FINLAND PLC, NEW YORK BRANCH, a banking institution acting though its office at 437 Madison Avenue, New York, NY 10022 as Security Trustee (hereinafter sometimes called the "Mortgagee" which expression shall include its successor and assigns), the Mortgagee was appointed as security trustee for the purposes of, amongst other things, receiving, registering, discharging, assigning and enforcing any security for the benefit of the Lenders and the Swap Bank (collectively, the "Beneficiaries") as may from time to time be entitled to benefit by virtue of and in accordance with the Trust; and WHEREAS the Amended and Restated Amended and Restated Loan Agreement incorporates a guarantee (the "Guarantee") made by the Guarantors, on a joint and several basis, each as a primary obligor and not merely as a surety, of the performance and punctual payment when due, whether at stated maturity, by acceleration or otherwise, of all Secured Liabilities (as such term is defined in the Amended and Restated Loan Agreement) of the Borrower now or hereafter existing under the Amended and Restated Loan Agreement and any other Finance Document (as such term is defined in the Amended and Restated Loan Agreement), whether for principal, interest, fees, expenses or otherwise due or owing to any of the Beneficiaries; and WHEREAS there is an account current between (1) the Mortgagor and (2) the Mortgagee in its capacity of Agent and Security Trustee regulated by (i) the Amended and Restated Loan Agreement; (ii) a Master Agreement (on the 1992 ISDA Master Agreement Multicurrency-Crossborder form as amended) dated October 1, 2007 including the Schedule thereto and all Transactions and/or Confirmations (as each of the said expressions is defined in the Master Agreement) supplemental thereto made between (a) the Borrower and (b) the Swap Bank (hereinafter as the same may from time to time be amended, varied and/or supplemented called the "Master Agreement") and (iii) a deed of covenants collateral to this Mortgage bearing even date herewith (hereinafter as the same may from time to time be amended, varied and/or supplemented called the "Deed of Covenants") made between (aa) the Mortgagor and (bb) the Mortgagee; and WHEREAS pursuant to and to secure its obligations under the Guarantee the Mortgagor has agreed and does hereby execute this Mortgage, as primary obligor and not merely as surety pursuant to the Guarantee, in favour of the Mortgagee as Security Trustee for the purpose of securing (aa) payment by the Mortgagor to the Mortgagee of all sums for the time being and from time to time owing to the Mortgagee on the said Account Current whether by way of principal, interest thereon or otherwise, including all sums due or to become due to the Mortgagee (whether actually, contingently, presently and/or in the future) under the Guarantee, the Amended and Restated Loan Agreement or the Master Agreement or the Deed of Covenants as well as all costs, charges, expenses or other moneys, and where applicable interest thereon, connected with or for the purpose of creating, preserving, maintaining, administering, protecting, enforcing or attempting to enforce this security, under and by virtue of and in the manner and at the times in the Guarantee, the Amended and Restated Loan Agreement, the Master Agreement and the Deed of Covenants set forth and contained and (bb) the due and punctual performance and fulfillment of all the terms, covenants, conditions and obligations of the Mortgagor under the Guarantee, the Amended and Restated Loan Agreement, the Master Agreement and the Deed of Covenants; and WHEREAS the amount of principal, interest and other moneys due to the Mortgagee at any given time can be ascertained by reference to the Guarantee, the Amended and Restated Loan Agreement, the Master Agreement and the Deed of Covenants and/or to the books or record of account (or other accounting records) of the Mortgagee and/or to a written certificate issued by the Mortgagee which amount the Mortgagor accepts as conclusive and binding and shall (save for manifest error) be the certain and liquidated amount due by the Mortgagor to the Mortgagee as aforesaid; and WHEREAS the Mortgagor is prohibited from creating any further mortgages over and/or from transferring the Ship above particularly described or any share or shares therein without the prior written consent of the Mortgagee.

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NOW WE the said [—] OWNERS LIMITED in consideration of the premises for ourselves and our successors, covenant with the said NORDEA BANK FINLAND PLC, NEW YORK BRANCH, and its assigns, to pay to it the sums for the time being due on this security, whether by way of principal or interest, at the times and manner aforesaid. And for the purpose of better securing to the said NORDEA BANK FINLAND PLC, NEW YORK BRANCH, the payment of such sums as last aforesaid, we hereby mortgage to the said NORDEA BANK FINLAND PLC, NEW YORK BRANCH, all the shares, of which we are the Owners in the Ship above particularly described, and in her boats and appurtenances.

Lastly, we for ourselves and our successors, covenant with the said NORDEA BANK FINLAND PLC, NEW YORK BRANCH, and its assigns that we have power to mortgage in manner aforesaid the above-mentioned shares and that the same are free from encumbrances.

IN WITNESS WHEREOF, we have executed this Mortgage as a Deed on [—], 200[—].

SIGNED, SEALED AND DELIVERED AS A DEED by the duly authorised Attorney-in-fact of [—] OWNERS LIMITED in the presence of:	) ) ) ) )

Dated: [—], 200[—] at [—] hours

Witnessed by:  _________________________

Name:

Address:

Occupation: Attorney-at-law

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INDEX TO DEED OF COVENANTS

Clause		Page

1	DEFINITIONS AND INTERPRETATION	2

2	CONTINUING SECURITY	4

3	PAYMENT COVENANTS	6

4	REPRESENTATIONS AND WARRANTIES	6

5	INSURANCE COVENANTS	6

6.	SHIP COVENANTS	12

7	PROTECTION OF SECURITY	18

8	ENFORCEABILITY AND SECURITY TRUSTEE'S POWERS	18

9	APPLICATION OF MONEYS	20

10	FURTHER ASSURANCES	20

11	POWER OF ATTORNEY	21

12	INCORPORATION OF AMENDED AND RESTATED LOAN AGREEMENT PROVISIONS	21

13	[INTENTIONALLY OMITTED]	22

14	SUPPLEMENTAL	22

15	LAW AND JURISDICTION	22

DEED OF COVENANTS

This Deed of Covenants (this "Deed") is made this               day of [—], 2007

BETWEEN:

(1)
[—] OWNERS LIMITED, a company incorporated under the laws of The Marshall Islands, having its registered office at Trust Company Complex. Ajeltake Road, Ajeltake Island, Majuro, The Marshall Islands MH 96960 (hereinafter called the "Owner", which expression shall include its successors); and

(2)
NORDEA BANK FINLAND PLC, NEW YORK BRANCH, a banking institution acting though its office at 437 Madison Avenue, New York, NY 10022 as security trustee (hereinafter called the "Security Trustee" which expression shall include its successors and assigns).

WHEREAS:

(A)
The Owner is the sole absolute owner of the one-hundred one-hundredths shares of and in the motor vessel [—] lawfully registered pursuant to the Laws and under the flag of the Republic of Cyprus, in the Ships Register of the Port of Limassol, having Official No. [—] International Call Sign [—], GT [—] and NT [—], and propelled by [—] internal combustion engine of [—] KW, IMO number [—], together with all her boats, engines, machinery tackle outfit spare gear fuel consumable and other stores belongings and appurtenances whether on board or ashore and whether now owned or hereafter acquired and all the additions, improvements and replacements in or on the above described ship (the said Ship together with all aforesaid is hereinafter called the "Ship").

(B)
Pursuant to and subject to the conditions contained in a Amended and Restated Loan Agreement dated as of [—] (as the same may be amended or supplemented, the "Amended and Restated Loan Agreement") among (i) OceanFreight Inc. as borrower (the "Borrower"), (ii) the Owner and the other companies named therein as joint and several guarantors (the "Guarantors"), (iii) the banks and financial institutions named therein as lenders (collectively, the "Lenders"), (iv) Nordea Bank Finland Plc, New York branch, as swap bank (the "Swap Bank"), (v) Nordea Bank Norge ASA, Grand Cayman branch, as Lead Arranger and Bookrunner, (vi) Bank of Scotland Plc, Piraeus Bank A.E. and Skandinaviska Enskilda Banken AB as Co-Arrangers, (vii) Nordea Bank Finland Plc, New York branch, as Administrative Agent and (viii) the Security Trustee, the Lenders agreed to make advances to the Borrower in an aggregate principal amount of up to THREE HUNDRED TWENTY-FIVE MILLION UNITED STATES DOLLARS (US$325,000,000) (the "Loan"). The Loan, interest thereon, fees and all expenses, costs and charges otherwise from time to time payable by the Borrower under the Amended and Restated Loan Agreement are to be repaid and paid, as the case may be, as provided in the Amended and Restated Loan Agreement and such provisions in the Amended and Restated Loan Agreement are incorporated herein by reference and made a part of this Deed. A copy of the form of Amended and Restated Loan Agreement, without the Schedules or Appendices thereto, is annexed to this Deed as an integral part hereof and marked as Exhibit A.

(C)
The obligation of the Borrower to repay the Loan is evidenced by secured promissory notes (the "Notes") of the Borrower, a copy of the form of each of which is annexed to this Deed as an integral part hereof and marked as Exhibit B.

(D)
By a master agreement (the "Master Agreement") on the 2002 ISDA Multicurrency Crossborder Form (as amended) dated October 1, 2007 and made between the Borrower and the Swap Bank, the Swap Bank agreed to enter into certain Transactions pursuant to separate Confirmations from time to time to hedge the exposure of the Borrower to interest rate fluctuations under the Amended and Restated Loan Agreement. A copy of the form of the Master Agreement is annexed to this Deed as an integral part hereof and marked as Exhibit C. The Borrower and the Swap Bank estimate that the aggregate maximum amount payable by the Borrower under the Master Agreement in event all Transactions entered into thereunder are terminated will not exceed EIGHTY-FOUR MILLION FIVE HUNDRED THOUSAND UNITED STATES DOLLARS (US$84,500,000).

(E)	Pursuant to Clause 11 of the Amended and Restated Loan Agreement, the Guarantors have jointly and severally guaranteed the Guaranteed Obligations.

(F)	Pursuant to Clause 26.1(b) of the Amended and Restated Loan Agreement, it was agreed that the Security Trustee would hold the Estate on trust for the Lenders and the Swap Bank.

(G)
Contemporaneously with the execution of this Deed, the Owner executed and delivered to the Security Trustee a Statutory Mortgage (the "Mortgage") in account current form constituting a first mortgage over all the shares in the Ship.

(H)	This Deed is supplemental to the Amended and Restated Loan Agreement and the Mortgage and to the security thereby created.

NOW THIS DEED WITNESSETH AND IT IS HEREBY AGREED as follows:

1	DEFINITIONS AND INTERPRETATION

1.1	Defined expressions. Words and expressions defined in the Amended and Restated Loan Agreement shall have the same meanings when used in this Mortgage unless the context otherwise requires.

1.2	Definitions. In this Mortgage, unless the contrary intention appears:

"Environmental Claim" means:

(a)	any claim by any governmental, judicial or regulatory authority which arises out of an Environmental Incident or an alleged Environmental Incident or which relates to any Environmental Law; or

(b)	any claim by any other person which relates to an Environmental Incident or to an alleged Environmental Incident,

and "claim" means a claim for damages, compensation, fines, penalties or any other payment of any kind, whether or not similar to the foregoing; an order or direction to

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take, or not to take, certain action or to desist from or suspend certain action; and any form of enforcement or regulatory action, including the arrest or attachment of any asset;

"Environmental Incident" means:

(a)	any release of Environmentally Sensitive Material from the Ship; or

(b)
any incident in which Environmentally Sensitive Material is released from a vessel other than the Ship and which involves a collision between the Ship and such other vessel or some other incident of navigation or operation, in either case, in connection with which the Ship is actually or potentially liable to be arrested, attached, detained or enjoined and/or the Ship or the Owner and/or any operator or manager of the Ship is at fault or allegedly at fault or otherwise liable to any legal or administrative action; or

(c)
any other incident in which Environmentally Sensitive Material is released otherwise than from the Ship and in connection with which the Ship is actually or potentially liable to be arrested and/or where the Owner and/or any operator or manager of the Ship is at fault or allegedly at fault or otherwise liable to any legal or administrative action;

"excess risks" means the proportion of claims for general average, salvage and salvage charges not recoverable under the hull and machinery policies in respect of the Ship in consequence of her insured value being less than the value at which the Ship is assessed for the purpose of such claims;

"insurances" means all insurances effected, or which the Owner is obliged to effect, under Clause 5 below or any other provision of the Mortgage or this Deed or another Finance Document;

"Mortgaged Property" means the Ship, the Earnings, the insurances and any Requisition Compensation;

"protection and indemnity risks" means the usual risks covered by a protection and indemnity association managed in London, including pollution risks and the proportion (if any) of any sums payable to any other person or persons in case of collision which are not recoverable under the hull and machinery policies by reason of the incorporation therein of clause 1 of the Institute Time Clauses (Hulls) (1/10/83) or clause 8 of the Institute Time Clauses (Hulls) (1/11/1995) or the Institute Amended Running Down Clause (1/10/71) or any equivalent provision;

"Secured Liabilities" means all liabilities which the Owner or any other Obligor has at the date of this Deed or at any later time or times, to the Security Trustee or any other Credit Party under or in connection with any Finance Document or any judgment relating to any Finance Document; and for this purpose, there shall be disregarded any total or partial discharge of these liabilities, or variation of their terms, which is effected by, or in connection with, any bankruptcy, liquidation, arrangement or other procedure under the insolvency laws of any country;

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"Ship" means the vessel described in Recital (A) and includes any share or interest in that vessel and its engines, machinery, boats, tackle, outfit, spare gear, fuel, consumable or other stores, belongings and appurtenances whether on board or ashore and whether now owned or later acquired;

"war risks" includes the risk of mines and all risks excluded by clause 23 of the Institute Time Clauses (Hulls) (1/10/83) or clause 24 of the Institute Time Clauses (Hulls) (1/11/1995).

1.3	References to Majority Lenders. References in this Deed to an approval, consent, or requirement of the Majority Lenders include references to an approval, consent or requirement of:

(a)	the Agent or the Security Trustee acting with the authority of the Majority Lenders; or

(b)	the Security Trustee acting with the authority of the Agent acting, in turn, with the authority of the Majority Lenders.

1.4
Application of construction and interpretation provisions of Amended and Restated Loan Agreement. Clauses 1.2, 1.5 and 1.7 of the Amended and Restated Loan Agreement apply, with any necessary modifications, to this Deed.

1.5
Inconsistency between Amended and Restated Loan Agreement provisions and this Deed. This Deed shall be read together with the Amended and Restated Loan Agreement, but in case of any conflict between the Amended and Restated Loan Agreement and this Deed, the provisions of the Amended and Restated Loan Agreement shall prevail provided that this Deed shall always be governed by Cyprus law.

2	CONTINUING SECURITY

2.1	Continuing security. This Deed and the Mortgage shall remain in force until the end of the Security Period as a continuing security and, in particular:

(a)	the Security Interests created by this Deed and the Mortgage shall not be satisfied by any intermediate payment or satisfaction of the Secured Liabilities;

(b)
the Security Interests created by this Deed and the Mortgage, and the rights of the Security Trustee under this Deed and the Mortgage, are only capable of being extinguished, limited or otherwise adversely affected by an express and specific term in a document signed by or on behalf of the Security Trustee;

(c)
no failure or delay by or on behalf of the Security Trustee to enforce or exercise a Security Interest created by this Deed and the Mortgage or a right of the Security Trustee under this Deed and the Mortgage, and no act, course of conduct, acquiescence or failure to act (or to prevent the Owner from taking certain action) which is inconsistent with such a Security Interest or such a right shall preclude or estop the Security Trustee (either permanently or temporarily) from enforcing or exercising it; and

(d)	this Deed and the Mortgage shall be additional to, and shall not in any way impair or be impaired by:

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(i)	any other Security Interest whether in relation to property of the Owner or that of a third party; or

(ii)	any other right of recourse as against the Owner or any third party,

 which the Security Trustee or any other Credit Party now or subsequently has in respect of any of the Secured Liabilities.

2.2
No obligations imposed on Security Trustee. The Owner shall remain liable to perform all obligations connected with the Ship and the Security Trustee shall not, in any circumstances, have or incur any obligation of any kind in connection with the Ship.

2.3	Waiver of rights and defenses. The Owner shall neither be discharged by, nor have any claim against, any Credit Party in respect of:

(a)	any amendment or supplement being made to the Finance Documents;

(b)	any arrangement or concession (including a rescheduling or acceptance of partial payments) relating to, or affecting, the Finance Documents;

(c)	any release or loss of any right or Security Interest created by the Finance Documents;

(d)	any failure promptly or properly to exercise or enforce any such right or Security Interest, including a failure to realize for its full market value an asset covered by such a Security Interest; or

(e)	any other Finance Document or any Security Interest now being or later becoming void, unenforceable, illegal or invalid or otherwise defective for any reason, including a neglect to register it.

2.4
Subordination of rights of Owner. All rights which the Owner at any time has with respect to this Deed and the Mortgage against the Borrower, any other Obligor or their respective assets shall be fully subordinated to the rights of the Credit Parties under the Finance Documents, and in particular the Owner shall not:

(a)	claim, or in a bankruptcy of another Obligor prove for, any amount payable to the Owner by such Obligor, in respect of-this Deed and the Mortgage;

(b)	take or enforce any Security Interest for any such amount;

(c)	claim to set-off any such amount against any amount payable by the Owner to another; or

(d)	claim any subrogation or other right in respect of any Finance Document or any sum received or recovered by any Credit Party under a Finance Document.

2.5
Negative Pledge; disposal of assets. The Owner shall not sell, create any Security Interest not exclusively securing the Secured Liabilities over, or otherwise dispose of, the Ship or any right relating to the Ship.

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2.6	Release of security. At the end of the Security Period, the Security Trustee shall, at the request and cost of the Owner, discharge this Mortgage.

3	PAYMENT COVENANTS

3.1	General. The Owner shall comply with the following provisions of this Clause 3 at all times during the Security Period.

3.2	Covenant to pay the Guaranteed Obligations. The Owner shall pay the Guaranteed Obligations as provided in Clause 11 of the Amended and Restated Loan Agreement.

3.3
Covenant to pay expenses etc. The Owner shall pay to the Security Trustee all such expenses, claims, liabilities, losses, costs, duties, fees, charges or other moneys as are stated in this Deed to be payable by the Owner to or recoverable from the Owner by the Security Trustee (or in respect of which the Owner agrees in this Deed to indemnify the Security Trustee) at the times and in the manner specified in this Deed.

3.4
Covenant to pay default interest. The Owner shall pay to the Security Trustee interest on any expenses, claims, liabilities, losses, costs, duties, fees, charges or other moneys referred to in Clause 3.3 from the date on which the relevant expense, claim, liability, loss, cost, duty, fee, charge or other money is paid or incurred by the Security Trustee (as well after as before judgment):

(a)	at the rate described in clause 6.2 of the Amended and Restated Loan Agreement;

(b)	compounded in accordance with clause 6.5 of the Amended and Restated Loan Agreement; and

(c)	on demand.

3.5
Covenant to pay other sums. The Owner shall pay to the Security Trustee each and every other sum of money which may be or become owing to the Security Trustee under the Amended and Restated Loan Agreement, the Mortgage, this Deed and the other Finance Documents to which the Owner is or is to be a party at the times and in the manner specified in the Mortgage, this Deed or in the other Finance Documents.

4	REPRESENTATIONS AND WARRANTIES

4.1	General. The Owner represents and warrants to the Security Trustee as follows.

4.2
Repetition of Amended and Restated Loan Agreement representations and warranties.  The representations and warranties in Clause 9 of the Amended and Restated Loan Agreement remain true and not misleading as if repeated on the date of this Deed with reference to the circumstances now existing.

5	INSURANCE COVENANTS

5.1
General. The Owner undertakes with the Security Trustee to comply with the following provisions of this Clause 5 at all times during the Security Period except as the Security Trustee may otherwise permit.

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5.2	Maintenance of obligatory insurances. The Owner shall keep the Ship insured at its own expense against:

(a)	fire and usual marine risks (including hull and machinery and excess risks);

(b)	war risks (including protection and indemnity war risks);

(c)	protection and indemnity risks (including pollution risks and freight, demurrage and defense cover); and

(d)
any other risks against which the Security Trustee may advise or, on instruction of the Majority Lenders shall advise, having regard to practices and other circumstances prevailing at the relevant time, that it would be reasonable for the Owner to insure, as specified by the Security Trustee by notice to the Owner.

5.3	Terms of obligatory insurances. The Owner shall effect such insurances:

(a)	in Dollars;

(b)
in the case of fire and usual marine risks and war risks, in an amount on an agreed value basis equal at all times to the greater of (i) the Fair Market Value of the Ship and (ii) an amount which, when aggregated with the insured value of the other Ships at the relevant time subject to a Mortgage, is not less than 120% of the aggregate amount of the Loan;

(c)
in the case of oil pollution liability risks, for an aggregate amount equal to the highest level of cover from time to time available under basic protection and indemnity club entry (with the international group of protection and indemnity clubs) and the international marine insurance market for vessels of similar age and type;

(d)	in relation to protection and indemnity risks in respect of the full value and tonnage of the Ship;

(e)	in the case of protection and indemnity war risks, in an amount equal to the amount for which the war risks under the hull policies are effected;

(f)	on terms approved by the Agent; and

(g)
through brokers and with insurance companies and/or underwriters or, in the case of war risks and protection and indemnity risks, in war risks and protection and indemnity risks associations, in each case approved by the Agent, and without prejudice to the Owner's obligation to obtain the prior approval of the Security Trustee, at all times with reputable international brokers, companies, underwriters and mutual insurance associations.

5.4	Further protections for the Credit Parties. In addition to the terms set out in Clause 5.3, the Owner shall procure that the obligatory insurances shall:

(a)
if so required by the Security Trustee (i) except in relation to risks referred to in Clause 5.2(c) and (d), name (or be amended to name) the Security Trustee and/or any other Credit Party as an additional named assured for its rights and interests, warranted no operational interest and with full waiver of rights of subrogation against the Security Trustee (and/or such other Credit

7

Party), and (ii) in relation to risks referred to in Clause 5.2(c) and (d), name (or be amended to name) the Security Trustee and/or any other Credit Party as a co-assured or a co-assured under a misdirected arrows clause, but in all cases without the Security Trustee (and/or such other Credit Party) thereby being liable to pay (but having the right to pay) premiums, calls or other assessments in respect of such insurance;

(b)	name the Security Trustee as sole loss payee in accordance with the loss payable clause referred to in Clause (b) below and with such directions for payment as the Security Trustee may specify;

(c)	provide that all payments by or on behalf of the insurers under the obligatory insurances to the Security Trustee shall be made without set-off, counterclaim or deductions or condition whatsoever;

(d)
provide that the insurers shall waive, to the fullest extent permitted by applicable law, their entitlement (if any) (whether by statute, common law, equity, or otherwise) to be subrogated to the rights and remedies of the Security Trustee in respect of any rights or interests (secured or not) held by or available to the Security Trustee under the Finance Documents, until the Secured Liabilities shall have been fully repaid and discharged, except that the insurers shall not be restricted by the terms of this paragraph (d) from making personal claims against persons (other than the Owner or any Credit Party) in circumstances where the insurers have fully discharged their liabilities and obligations under the relevant obligatory insurances;

(e)	provide that such obligatory insurances shall be primary without right of contribution from other insurances which may be carried by the Security Trustee;

(f)	provide that the Security Trustee may make proof of loss if the Owner fails to do so;

(g)
provide that if any obligatory insurance is cancelled, or if any substantial change is made in the coverage which adversely affects the interest of the Security Trustee, or if any obligatory insurance is allowed to lapse for non-payment of premium, such cancellation, charge or lapse shall not be effective with respect to the Security Trustee for 14 days (or 7 days in the case of war risks) after receipt by the Security Trustee of prior written notice from the insurers of such cancellation, change or lapse; and

(h)
apply all sums receivable under the Insurances (other than in respect of a Total Loss and any Major Casualty, which shall be payable to the Security Trustee in accordance with the provisions of the Insurance Assignment) as are paid to the Owner for the purpose of making good the loss and fully repairing all damage in respect of which such sums shall have been received.

5.5	Renewal of obligatory insurances. The Owner shall:

(a)	at least 21 days before the expiry of any obligatory insurance effected by it:

(i)
notify the Security Trustee of (1) the brokers (or other insurers) and any protection and indemnity or war risks association through or with whom the Owner proposes to renew that insurance and (2) the proposed terms of renewal; and

8

(ii)	obtain the approval of the Security Trustee such consent not to be unreasonably withheld, to the matters referred to in paragraph (i) above;

(b)	at least 14 days before the expiry of any obligatory insurance effected by it, renew the insurance in accordance with the Security Trustee's approval pursuant to paragraph (a)(ii) above; and

(c)
procure that the brokers and/or the war risks and protection and indemnity associations with which such a renewal is effected shall promptly notify the Security Trustee in writing of the terms and conditions of the renewal.

5.6
Copies of policies; letters of undertaking. The Owner shall provide the Security Trustee with pro forma copies of all policies relating to the obligatory insurances which they are to effect or renew and of a letter or letters of undertaking in a form required by the Security Trustee including undertakings by the approved brokers that:

(a)
they will have endorsed on each policy, immediately upon issue, a loss payable clause and a notice of assignment in such form as the Security Trustee may require and complying with the provisions of Clause 5.4;

(b)	they will hold such policies, and the benefit of such insurances, to the order of the Security Trustee in accordance with the said loss payable clause;

(c)
they will advise the Security Trustee immediately of any material change to the terms of the obligatory insurances and will give the Security Trustee not less than five (5) days advance notice of intention to cancel such obligatory insurances;

(d)
they will notify the Security Trustee, not less than 14 days before the expiry of the obligatory insurances, in the event of their not having received notice of renewal instructions from the Owner or its agents and, in the event of their receiving instructions to renew, they will promptly notify the Security Trustee of the terms of the instructions; and

(e)
they will not set off against any sum recoverable in respect of a claim relating to the Ship under such obligatory insurances any premiums or other amounts due to them or any other person whether in respect of the Ship or otherwise, they waive any lien on the policies or, any sums received under them, which they might have in respect of such premiums or other amounts, and they will not cancel such obligatory insurances by reason of non-payment of such premiums or other amounts, and will arrange for a separate policy to be issued in respect of the Ship forthwith upon being so requested by the Security Trustee.

5.7	Copies of certificates of entry. The Owner shall ensure that any protection and indemnity and/or war risks associations in which the Ship is entered provides the Security Trustee with:

(a)	a copy certified by the Owner of the certificate of entry for the Ship;

(b)	a letter or letters of undertaking in such form as may be required by the Security Trustee; and

(c)
where required to be issued under the terms of insurance/indemnity provided by the Owner's protection and indemnity association, but only if and when so requested by the Security Trustee, a certified copy of each United States of America voyage quarterly declaration (or

9

other similar document or documents) made by that Borrower in relation to such Ship in accordance with the requirements of such protection and indemnity association; and

(d)
a copy certified by the Owner of each certificate of financial responsibility for pollution by oil or other Environmentally Sensitive Material issued by the relevant certifying authority in relation to such Ship, but only if and when so requested by the Security Trustee.

5.8
Deposit of original policies. The Owner shall ensure that all policies relating to obligatory insurances effected by it are deposited with the approved brokers through which the insurances are effected or renewed.

5.9
Payment of premiums. The Owner shall punctually pay all premiums or other sums payable in respect of the obligatory insurances effected for the Ship and produce all relevant receipts when so required by the Security Trustee.

5.10	Guarantees. The Owner shall ensure that any guarantees required by a protection and indemnity or war risks association are promptly issued and remain in full force and effect.

5.11	Restrictions on employment. The Owner shall not employ the Ship, nor permit her to be employed, outside the cover provided by any obligatory insurances.

5.12
Compliance with terms of insurances. The Owner shall not do nor omit to do (nor permit to be done or not to be done) any act or thing which would or might render any obligatory insurance invalid, void, voidable or unenforceable or render any sum payable thereunder repayable in whole or in part; and, in particular:

(a)
the Owner shall take all necessary action and comply with all requirements which may from time to time be applicable to the obligatory insurances, and (without limiting the obligation contained in Clause (c)) ensure that the obligatory insurances are not made subject to any exclusions or qualifications to which the Security Trustee has not given its prior approval;

(b)	the Owner shall not make any changes relating to the classification or classification society or manager or operator of the Ship unless approved by the underwriters of the obligatory insurances;

(c)
the Owner shall make all quarterly or other voyage declarations which may be required by the protection and indemnity risks association to maintain cover for trading to the United States of America and Exclusive Economic Zone (as defined in the United States Oil Pollution Act 1990 or any other applicable legislation); and

(d)
the Owner shall not employ the Ship, nor allow it to be employed, otherwise than in conformity with the terms and conditions of the obligatory insurances, without first obtaining the consent of the insurers and complying with any requirements (as to extra premium or otherwise) which the insurers specify.

5.13	Alteration to terms of insurances. The Owner shall not make nor agree to any alteration to the terms of any obligatory insurance nor waive any right relating to any obligatory insurance.

5.14	Settlement of claims. The Owner shall not settle, compromise or abandon any claim under

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any obligatory insurance for Total Loss or for a Major Casualty, and shall do all things necessary and provide all documents, evidence and information to enable the Security Trustee to collect or recover any moneys which at any time become payable in respect of the obligatory insurances.

5.15	Provision of copies of communications. The Owner shall provide the Security Trustee at the time of each such communication, with copies of all written communications between the Owner and:

(a)	the approved brokers; and

(b)	the approved protection and indemnity and/or war risks associations; and

(c)	the approved insurance companies and/or underwriters,

which relate, in each case directly or indirectly to either any actual or threatened termination or material adverse change in the terms of any of the obligatory insurances or any recovery which, under the terms of any loss payable clause as referred to in Clause (b), shall or may be payable to the Security Trustee.

5.16
Provision of information. In addition, the Owner shall promptly provide the Security Trustee (or any persons which it may designate) with any information which the Security Trustee (or any such designated person) requests from time to time for the purpose of:

(a)	obtaining or preparing any report from an independent marine insurance broker as to the adequacy of the obligatory insurances effected or proposed to be effected; and/or

(b)	effecting, maintaining or renewing any such insurances as are referred to in Clause 5.17 below or dealing with or considering any matters relating to any such insurances,

and the Owner shall, forthwith upon demand, indemnify the Security Trustee in respect of all fees and other expenses incurred by or for the account of the Security Trustee in connection with any such report as is referred to in paragraph (a) above.

5.17
Mortgagee's interest and additional perils insurance. The Security Trustee shall (unless required otherwise by the Majority Lenders) from time to time to subscribe and thereafter maintain and renew all of the following insurances in such amounts, on such terms, through such insurers and generally in such manner as the Security Trustee may from time to time consider appropriate:

(a)
a mortgagee's interest marine insurance covering the Ship and providing for the indemnification of the Credit Parties for any losses under or in connection with any Finance Document which directly or indirectly result from loss of or damage to the Ship covered by such insurance or a liability of such Ship or of the Owner, being a loss or damage which is prima facie covered by an obligatory insurance but in respect of which there is a non-payment (or reduced payment) by the underwriters by reason of, or on the basis of an allegation concerning, among other things:

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(i)
any act or omission on the part of the Owner, of any operator, charterer, manager or sub-manager of such Ship or of any officer, employee or agent of the Owner or of any such person, including any breach of warranty or condition or any non-disclosure relating to such obligatory insurance;

(ii)
any act or omission, whether deliberate, negligent or accidental, or any knowledge or privity of the Owner, any other person referred to in paragraph (i) above, or of any officer, employee or agent of the Owner or of such a person, including the casting away or damaging of such Ship and/or such Ship being unseaworthy; and/or

(iii)	any other matter capable of being insured against under a mortgagee's interest marine insurance policy whether or not similar to the foregoing; and

(b)
a mortgagee's interest additional perils policy providing for the indemnification of the Credit Parties against, among other things, any possible losses or other consequences of any Environmental Claim, including the risk of expropriation, arrest or any form of detention of the Ship and/or of any insurance recoveries which are or may be paid or payable under the obligatory insurances relative to the Ship covered by such insurance, or the imposition of any Security Interest over such Ship and/or any such insurances and/or any other matter capable of being insured against under a mortgagee's interest additional perils policy, and the Owner shall upon demand fully indemnify the Security Trustee in respect of all premiums and other reasonable expenses which are incurred in connection with or with a view to effecting, maintaining or renewing any such insurance or dealing with, or considering, any matter arising out of any such insurance.

5.18
Review of insurance requirements. The Security Trustee may and, on instruction of the Majority Lenders, shall review the requirements of this Clause 5 from time to time in order to take account of any changes in circumstances after the date of this Deed which are, in the opinion of the Security Trustee or any Lender significant and capable of affecting the Owner or the Ship and its or their insurance (including, without limitation, changes in the availability or the cost of insurance coverage or the risks to which the Owner may be subject.)

5.19
Modification of insurance requirements. The Security Trustee shall notify the Owner of any proposed modification under Clause 5.18 to the requirements of this Clause 5 which the Security Trustee, may or, on instruction of the Majority Lenders, shall reasonably consider appropriate in the circumstances and, after consultation and taking full account of the Owner's opinion, such modification shall take effect 14 days after the date it is notified in writing to the Owner as an amendment to this Clause 5 and shall bind the Owner accordingly.

6	SHIP COVENANTS

6.1
General. The Owner shall comply with the following provisions of this Clause 6 at all times during the Security Period except as the Security Trustee, with the authority of the Majority Lenders, may otherwise permit (in the case of Clauses 6.2(a), 6.2(b), 6.13(b) and 6.13(f), such permission not to be unreasonably withheld).

6.2	Ship's name and registration. The Owner shall:

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(a)	keep the Ship registered in its ownership under the Cypriot flag at the Port of Limassol;

(b)	not change the name or port of registry of the Ship; and

(c)	not do or allow to be done anything as a result of which such registration might be cancelled or imperiled.

6.3	Repair and classification. The Owner shall keep the Ship in a good and safe condition and state of repair:

(a)	consistent with first-class ship ownership and management practice;

(b)	so as to maintain the highest class with the Classification Society free of overdue recommendations and conditions of such Classification Society; and

(c)
so as to comply with all laws and regulations applicable to vessels registered in Cyprus or to vessels trading to any jurisdiction to which the Ship may trade from time to time, including but not limited to the ISM Code, the ISPS Code, the ISM Code Documentation and the ISPS Code Documentation.

6.4	Classification society undertaking. The Owner shall instruct the Classification Society referred to in Clause 6.3(b) (and procure that the Classification Society undertakes with the Security Trustee):

(a)
to send to the Security Trustee, following receipt of a written request from the Security Trustee, certified true copies of all original class records held by the Classification Society in relation to the Ship;

(b)
to allow the Security Trustee (or its agents), at any time and from time to time, to inspect the original class and related records of the Owner and its Ship at the offices of the Classification Society and to take copies of them;

(c)	to notify the Security Trustee promptly in writing if the Classification Society:

(i)	receives notification from the Owner or any person that the Ship's Classification Society is to be changed; or

(ii)
becomes aware of any facts or matters which may result in or have resulted in a change, suspension, discontinuance, withdrawal or expiry of the Ship's class under the rules or terms and conditions of the Owner's or the Ship's membership of the Classification Society;

(d)	following receipt of a written request from the Security Trustee:

(i)
to confirm that the Owner is not in default of any of its contractual obligations or liabilities to the Classification Society and, without limiting the foregoing, that it has paid in full all fees or other charges due and payable to the Classification Society; or

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(ii)
if the Owner is in default of any of its contractual obligations or liabilities to the Classification Society, to specify to the Security Trustee in reasonable detail the facts and circumstances of such default, the consequences thereof; and any remedy period agreed or allowed by the Classification Society.

6.5
Modification. The Owner shall not make any modification or repairs to, or replacement of; the Ship owned by it or equipment installed on her which would or might materially alter the structure, type or performance characteristics of the Ship or materially reduce her value.

6.6
Removal of parts. The Owner shall not remove any material part of the Ship, or any item of equipment installed on, the Ship unless the part or item so removed is forthwith replaced by a suitable part or item which is in the same condition as or better condition than the part or item removed, is free from any Security Interest or any right in favour of any person other than the Security Trustee and becomes on installation on the Ship the property of the Owner and subject to the security constituted by the Mortgage and this Deed; provided that the Owner may install equipment owned by a third party if the equipment can he removed without any risk of damage to the Ship.

6.7
Surveys. The Owner shall submit the Ship owned by it regularly to all periodical or other surveys which may be required for classification purposes and, if so required by the Majority Lenders, provide the Security Trustee (at the expense of the Owner) with copies of all survey reports.

6.8
Inspection. The Owner shall permit the Security Trustee (by surveyors or other persons appointed by it for that purpose) to board the Ship owned by it at all reasonable times to inspect her condition or to satisfy themselves about proposed or executed repairs and shall afford all proper facilities for such inspections. All fees and expenses incurred in relation to the appointment of surveyors shall be for the account of the Owner.

6.9	Prevention of and release from arrest. The Owner shall promptly discharge:

(a)	all liabilities which give or may give rise to maritime or possessory liens on or claims enforceable against the Ship, her Earnings or her Insurances;

(b)	all taxes, dues and other amounts charged in respect of the Ship, her Earnings or her Insurances; and

(c)
all other outgoings whatsoever in respect of the Ship, her Earnings or her Insurances,

and, forthwith upon receiving notice of the arrest of the Ship, or of her detention in exercise or purported exercise of any lien or claim, the Owner shall procure her release by providing bail or otherwise as the circumstances may require.

6.10	Compliance with laws etc. The Owner and the Approved Manager shall:

(a)
comply, or procure compliance with the ISM Code, the ISPS Code, all Environmental Laws and all other laws or regulations relating to the Ship, its ownership, operation and management or to the business of the Owner;

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(b)	not employ the Ship nor allow her employment in any manner contrary to any law or regulation in any relevant jurisdiction including but not limited to the ISM Code and the ISPS Code; and

(c)
in the event of hostilities in any part of the world (whether war is declared or not), not cause or permit the Ship to enter or trade to any zone which is declared a war zone by any government or by the Ship's war risks insurers unless the Owner has (at its expense) effected any special, additional or modified insurance cover required for it to enter or trade to any war zone.

6.11	Provision of information. The Owner shall promptly provide the Security Trustee with any information which the Security Trustee requests regarding:

(a)	the Ship, her employment, position and engagements;

(b)	the Earnings and payments and amounts due to the master and crew of the Ship;

(c)	any expenses incurred, or likely to be incurred, in connection with the operation, maintenance or repair of the Ship and any payments made in respect of the Ship;

(d)	any towages and salvages;

(e)	its compliance or the compliance of the Ship with the ISM Code and the ISPS Code,

and, upon the Security Trustee's request, provide copies of any current charter relating to the Ship and of any current charter guarantee, and copies of the ISM Code Documentation and the ISPS Code Documentation.

6.12	Notification of certain events. The Owner shall immediately notify the Security Trustee by letter of:

(a)	any casualty which is or is likely to be or to become a Major Casualty;

(b)	any occurrence as a result of which the Ship owned by it has become or is, by the passing of time or otherwise, likely to become a Total Loss;

(c)	any requirement or recommendation made by any insurer or classification society or by any competent authority which is not immediately complied with;

(d)	any arrest or detention of the Ship, any exercise or purported exercise of any lien on the Ship or her Earnings or any requisition of the Ship for hire;

(e)	any intended dry docking of the Ship;

(f)	any Environmental Claim made against the Owner or in connection with the Ship, or any Environmental Incident;

(g)	any claim for breach of the ISM Code or the ISPS Code being made against the Owner, the Approved Manager or otherwise in connection with the Ship; or

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(h)	any other matter, event or incident, actual or threatened, the effect of which will or could lead to the ISM Code or the ISPS Code not being complied with, and the Owner shall keep the Security Trustee advised in writing on a regular basis and in such detail as the Security Trustee shall require of the Owner's, the Approved Manager's or any other person's response to any of those events or matters.

6.13	Restrictions on chartering, appointment of managers etc. The Owner shall not:

(a)	let its Ship on demise charter for any period;

(b)	let its Ship on terms whereby more than two (2) months' hire (or the equivalent) is payable in advance;

(c)	let its Ship below the market rate prevailing at the time when the Ship is fixed or on any other than arm's length terms;

(d)
let its Ship by demise charter, time charter, voyage charter or otherwise to any of its or the Borrower's subsidiaries or Affliates or the Approved Manager (unless such Ship is contemporaneously sub-chartered at the prevailing market rate to a third party that is not a subsidiary or an Affiliate of such Guarantor or of the Borrower and such sub-charter and all rights thereunder are assigned to the Security Trustee as security for the Secured Liabilities);

(e)	appoint a manager of the Ship other than the Approved Manager or agree to any alteration to the terms of the Approved Manager's appointment;

(f)	de-activate or lay up the Ship owned by it;

(g)
put the Ship into the possession of any person for the purpose of work being done upon her in an amount exceeding or likely to exceed $800,000 (or the equivalent in any other currency) unless that person has first given to the Security Trustee and in terms satisfactory to it a written undertaking not to exercise any lien on the Ship or her Earnings for the cost of such work or otherwise; or

(h)
employ the Ship or permit her employment in any manner, trade or business which is forbidden by international law, or which is unlawful or illicit under the law of any relevant jurisdiction, or in carrying illicit or prohibited goods, or in any manner whatsoever which may render her liable to condemnation in a Prize Court, or to destruction, seizure, confiscation, penalty or sanctions and, in the event of hostilities in any part of the world (whether war be declared or not), shall not employ the Ship or permit her employment in carrying any contraband goods or entry into or trade in any zone which is declared a war zone by any government or by the Ship's war risks insurers unless the Security Trustee shall have first given its consent thereto in writing and there shall have been effected by the Owner at its expense such special insurance cover as the Security Trustee may require.

6.14	Notice of Mortgage. The Owner shall:

(a)
carry on board the Ship with its papers a certified copy of the Mortgage and this Deed and cause that certified copy of the Mortgage and this Deed to be exhibited to any person having business with the Ship which might give rise to a lien or the Ship other than a lien for crew's wages and salvage and to any representative of the Security Trustee on demand; and

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(b)
place and maintain in a conspicuous place in the navigation room and the Master's cabin of the Ship a framed printed notice in plain type in English of such size that the paragraph of reading matter shall cover a space not less than 6 inches wide and 9 inches high reading as follows:

"NOTICE OF MORTGAGE

This Vessel is covered by a First Priority Statutory Ship Mortgage to Nordea Bank Finland Plc, New York Branch, as Security Trustee under the laws of Cyprus. Under the terms of the said Mortgage neither the Owner nor any Charterer nor the Master of this Vessel nor any other person has any right, power or authority to create, incur or permit to be imposed upon this Vessel any lien whatsoever other than for crew's wages and salvage."

6.15	Sharing of Earnings. The Owner shall not:

(a)	enter into any agreement or arrangement for the sharing of any Earnings;

(b)
enter into any agreement or arrangement for the postponement of any date on which any Earnings are due; the reduction of the amount of any Earnings or otherwise for the release or adverse alteration of any right of the Owner to any Earnings; or

(c)	enter into any agreement or arrangement for the release of or adverse alteration to, any guarantee or Security Interest relating to any Earnings.

6.16
Payment of outgoings and evidence of payments. The Owner shall promptly pay all rolls, dues and other outgoings whatsoever in respect of the Ship and shall keep or procure there be kept proper books of account in respect of the Ship and the Earnings and, as and when the Security Trustee may so require, shall make such books available for inspection on behalf of the Security Trustee, and shall furnish satisfactory evidence that the wages and allotments and the insurance and pension contributions of the master and crew are being promptly and regularly paid and that all deductions from crew's wages in respect of any tax liability or otherwise as required by law are being properly accounted for and that the master has no claim for disbursements other than those incurred by him in the ordinary course of trading on the voyage then in progress.

6.17
Encumbrances. Except for Permitted Security Interests, the Owner shall not without the prior written consent of the Security Trustee (and then only subject to such conditions as the Security Trustee may impose) mortgage, charge or otherwise encumber the Ship or any other part of the Mortgaged Property or permit the creation of any such mortgage, charge or other encumbrance otherwise than to or in favor of the Security Trustee.

6.18	Costs, indemnities and expenses. The Owner shall pay to the Security Trustee on its first demand all expenses which the Security Trustee has or will incur in or in connection with:

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(a)
the protection, maintenance or enforcement of the security created by the Mortgage and this Deed or the exercise by the Security Trustee of any of the powers vested in it by the Amended and Restated Loan Agreement, this Deed, the Mortgage or any other Finance Document; and

(b)
the preparation, completion and registration or other perfection of this Deed, the Mortgage and any other Finance Document or otherwise in connection with the Secured Liabilities and the security therefor.

6.19	Perfection of Mortgage. The Owner shall:

(a)
comply with and satisfy all the requirements and formalities established by Cyprus to perfect the Mortgage as a legal, valid and enforceable first preferred mortgage and maritime lien upon the Ship; and

(b)	promptly provide the Security Trustee from time to time with evidence in such form as the Security Trustee requires that the Owner is complying with Clause 6.18(a).

6.20
Conveyance on default. The Owner undertakes, where the Ship is (or is to be) sold in exercise of any power contained in this Deed or the Mortgage, to execute, forthwith upon request by the Security Trustee, such form of conveyance of the Ship as the Security Trustee may require.

7	PROTECTION OF SECURITY

7.1
Security Trustee's right to protect or maintain security.. The Security Trustee may take any reasonable action which it may think fit for the purpose of protecting or maintaining the security created by this Deed or the Mortgage or for any similar or related purpose.

7.2	Security Trustee's right to insure, repair etc. Without limiting the generality of Clause 7.1, if the Owner does not comply with Clause 5, the Security Trustee may:

(a)	effect, replace and renew any insurances;

(b)	arrange for the carrying out of such surveys and/or repairs of the Ship as it reasonably deems expedient or necessary; and

(c)
discharge any liabilities charged on the Ship, or otherwise relating to or affecting it, and/or take any measures which the Security Trustee may reasonably think expedient or necessary for the purpose of securing its release.

8	ENFORCEABILITY AND SECURITY TRUSTEE'S POWERS

8.1
Right to enforce security. On the occurrence of an Event of Default under Clause 14.1 of the Amended and Restated Loan Agreement and without the necessity for any court order in any jurisdiction to the effect that an Event of Default has occurred or that the security constituted by this Deed or the Mortgage has become enforceable, and irrespective of whether a notice has been served under Clause 14.2 of the Amended and Restated Loan Agreement:

(a)	the security constituted by this Deed and the Mortgage shall immediately become enforceable;

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(b)	the Security Trustee shall be entitled at any time or times to exercise the powers set out in Clause 8.2 and in any other Finance Document;

(c)
the Security Trustee shall be entitled at any time or times to exercise the powers possessed by it as mortgagee of the Ship conferred by the law of any country or territory the courts of which have or claim any jurisdiction in respect of the Owner or the Ship; and

(d)	the Security Trustee shall be entitled to exercise all the rights and remedies in foreclosure and otherwise given to mortgagees by applicable law.

8.2	Right to take possession, sell etc. On the occurrence of an Event of Default and whilst the same is continuing, the Security Trustee shall be entitled then or at any later time or times:

(a)
to take possession of the Ship whether actually or constructively and/or otherwise to take control of the Ship wherever the Ship may be and cause the Owner or any other person in possession of the Ship forthwith upon demand to surrender the Ship to the Security Trustee without legal process and without the Security Trustee or any other Creditor Party being liable for any losses thereby caused or to account to the Owner in connection therewith;

(b)
to sell the Ship or any share in the Ship by public auction or private contract with or without the benefit of any charterparty or other contract for its employment, at any time, at any place and upon any terms (including, without limitation, on terms that all or any part or parts of the purchase price be satisfied by shares, loan stock or other securities and/or be left outstanding as a debt, whether secured or unsecured and whether carrying interest or not) which the Security Trustee may think fit, with power for the Security Trustee to purchase the Ship at any such public auction and to set off the purchase price against all or any part of the Secured Liabilities, with notice of such sale, whether by public auction or private contract, addressed to the Owner at its last known address, twenty (20) calendar days prior to the date fixed for entering into the contract for sale and by first publishing notice of any such public sale for ten (10) consecutive days, in daily newspapers of general circulation published in the City of New York, State of New York, and if the place of such sale should not be New York City, then also by publication of a similar notice in a daily newspaper, if any, published at the place of sale and in the event that the Vessel shall be offered by private contract, no newspaper publication of notice shall be required, nor notice of adjournment of sale;

(c)
to manage, insure, maintain and repair the Ship and to charter, employ, lay up or in any other manner whatsoever deal with the Ship in any manner, upon any terms and for any period which the Security Trustee may think fit, in all respects as if the Security Trustee were the owner of the Ship and without the Security Trustee or any other Creditor Party being responsible for any loss thereby incurred;

(d)
to collect, recover and give good discharge for any moneys or claims arising in relation to the Ship and to permit any brokers through whom collection or recovery is effected to charge the usual brokerage therefor;

(e)
to take over or commence or defend (if necessary using the name of the Owner) any claims or proceedings relating to, or affecting, the Ship which the Security Trustee may think fit and to abandon, release or settle in any way any such claims or proceedings; and

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(f)	generally, to enter into any transaction or arrangement of any kind and to do anything in relation to the Ship which the Security Trustee may think fit.

8.3
No liability of Security Trustee. The Security Trustee shall not be obliged to check the nature or sufficiency of any payment received by it under this Deed or the Mortgage or to preserve, exercise or enforce any right relating to the Ship.

9	APPLICATION OF MONEYS

9.1	General. All sums received by the Security Trustee:

(a)	in respect of sale of the Ship or any share in the Ship;

(b)	in respect of net profits arising out of the employment of the Ship pursuant to Clause 8.2(c); or

(c)	in respect of any other transaction or arrangement under Clauses 8.1 or 8.2,

shall be held by the Security Trustee upon trust in the first place to pay or discharge any expenses or liabilities (including any interest) which have been paid or incurred by the Security Trustee in or in connection with the exercise of its powers and to apply the balance in accordance with Clause 13 of the Amended and Restated Loan Agreement.

10	FURTHER ASSURANCES

10.1	Owner's obligation to execute further documents etc. The Owner shall:

(a)
execute and deliver to the Security Trustee (or as it may direct) any assignment, mortgage, power of attorney, proxy or other document, as the Security Trustee may, in any particular case, specify; and

(b)	effect any registration or notarizations, give any notice or take any other step,

which the Security Trustee may, by notice to the Owner, and with the consent of the Majority Lenders specify for any of the purposes described in Clause 10.2 or for any requisite similar or related purpose.

10.2	Purposes of further assurances. The purposes referred to in Clause 10.1 are:

(a)	validly and effectively to create any Security Interest or right of any kind which the Security Trustee intended should be created by or pursuant to the Mortgage or this Deed;

(b)
to protect the priority, or increase the effectiveness, in any jurisdiction of any Security Interest which is created, or which the Security Trustee intended should be created, by or pursuant to the Mortgage or this Deed;

(c)
to enable or assist the Security Trustee to sell or otherwise deal with the Ship, to transfer title to, or grant any interest or right relating to, the Ship or to exercise any power which is referred to in Clauses 8.1 or 8.2; or

20

21
(d)
to enable or assist the Security Trustee to enter into any transaction to commence, defend or conduct any proceedings and/or to take any other action relating to the Ship in any country or under the law of any country.

10.3
Terms of further assurances. The Security Trustee may (subject to the provisions of Clause 10.2) specify the terms of any document to be executed by the Owner under Clause 10.1, and those terms may include any covenants, undertakings, powers and provisions which the Security Trustee considers appropriate to protect its, and any other Creditor Party's, interests.

10.4	Obligation to comply with notice. The Owner shall comply with a notice under Clause 10.1 by the date specified in the notice.

10.5
Additional corporate action. At the same time as the Owner delivers to the Security Trustee any document executed under Clause 10.1(a), the Owner shall also deliver to the Security Trustee a certificate signed by two (2) of the Owner's officers which shall:

(a)	set out the text of a resolution of the Owner's directors specifically authorizing the execution of the document specified by the Security Trustee; and

(b)
state that either the resolution was duly passed at a meeting of the directors validly convened and held throughout which a quorum of directors entitled to vote on the resolution was present or that the resolution has been signed by all the directors and is valid under the Owner's articles of incorporation or other constitutional documents.

11	POWER OF ATTORNEY

11.1
Appointment. For the purpose of securing the Security Trustee's interest in the Ship and the due and punctual performance the Owner's obligations to the Security Trustee under the Mortgage and this Deed and every other Finance Document to which the Owner is or is to be a party, the Owner irrevocably and by way of security appoints the Security Trustee its attorney, on behalf of the Owner and in its name or otherwise, to execute or sign any document and do any act or thing which the Owner is obliged to do under any Finance Document provided that such power shall become exercisable only after the occurrence of an Event of Default which is continuing.

11.2
Ratification of actions of attorney. For the avoidance of doubt and without limiting the generality of Clause 11.1, the Owner confirms that Clause 11.1 authorizes the Security Trustee to execute on its behalf a document ratifying any transaction or action which the Security Trustee has purported to enter into or to take and which the Security Trustee considers was or might have been outside its powers or otherwise invalid.

11.3
Delegation. The Security Trustee may sub-delegate to any person or persons all or any of the powers (including the discretions) conferred on the Security Trustee by Clauses 11.1 and/or 11.2, and may do so on terms authorizing successive sub-delegations.

12	INCORPORATION OF AMENDED AND RESTATED LOAN AGREEMENT PROVISIONS

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12.1
Incorporation of specific provisions. The following provisions of the Amended and Restated Loan Agreement apply to this Deed as if they were expressly incorporated in this Deed with any necessary modifications:

Clause 17, no set-off or tax deduction;

Clause 20, variations and waivers;

Clause 21, notices; and

Clause 23, supplemental.

12.2
Incorporation of general provisions. Clause 12.1 is without prejudice to the application to this Deed of any provision of the Amended and Restated Loan Agreement which, by its terms, applies or relates to the Finance Documents generally or this Deed specifically.

13	[INTENTIONALLY OMITTED].

14	SUPPLEMENTAL

14.1	No restriction on other rights. Nothing in this Deed shall be taken to exclude or restrict any power, right or remedy which the Security Trustee or any other Creditor Party may at any time have under:

(a)	any other Finance Document; or

(b)	the law of any country or territory the courts of which have or claim any jurisdiction in respect of the Owner or the Ship.

14.2	Exercise of other rights. The Security Trustee may exercise any right under this Deed before it or any other Creditor Party has exercised any right referred to in Clause 14.1(a) or (b).

14.3
Settlement or discharge conditional. Any settlement or discharge under this Deed between the Security Trustee or any other Creditor Party and the Owner shall be conditional upon no security or payment to the Security Trustee or any other Credit Party by the Owner or any other person being set aside, adjusted or ordered to be repaid, whether under any insolvency law or otherwise.

14.4	Third parties. No term of this Deed is enforceable under the Contracts (Rights of Third Parties) Act 1999, as amended, by a person who is not a party to this Deed.

15	LAW AND JURISDICTION

15.1	Cypriot law. This Deed shall be governed by, and construed in accordance with, the laws of the Republic of Cyprus.

15.2	Choice of forum. The Security Trustee reserves the rights:

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(a)	to commence proceedings in relation to any matter which arises out of or in connection with this Deed in the courts of any country which have or claim jurisdiction to that matter; and

(b)
to commence such proceedings in the courts of any such country or countries concurrently with or in addition to proceedings in the Republic of Cyprus or without commencing proceedings in the Republic of Cyprus.

15.3
Action against Ship. The rights referred to in Clause 15.2 include the right of the Security Trustee to arrest and take action against the Ship at whatever place the Ship shall be found lying and for the purpose of any action which the Security Trustee may bring before the courts of that jurisdiction or other judicial authority and for the purpose of any action which the Security Trustee may bring against the Ship, any writ, notice, judgment or other legal process or documents may (without prejudice to any other method of service under applicable law) be served upon the Master of the Ship (or upon anyone acting as the Master) and such service shall be deemed good service on the Owner for all purposes.

15.4
Security Trustee's rights unaffected. Nothing in this Clause 15 shall exclude or limit any right which any Credit Party may have (whether under the law of any country, an international convention or otherwise) with regard to the bringing of proceedings, the service of process, the recognition or enforcement of a judgment or any similar or related matter in any jurisdiction.

15.5	Meaning of "proceedings". In this Clause 15, "proceedings" means proceedings of any kind, including an application for a provisional or protective measure.

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IN WITNESS WHEREOF, the parties hereto have caused this Deed to be executed as a deed the day and year first before written.

Signed and Delivered as a Deed by and in the name of [—] OWNERS LIMITED by Mr. its duly authorised Attorney-in-fact in the presence of:	) ) ) ) ) )

Witness: __________________________

SIGNED AND DELIVERED AS A DEED by and in the name of NORDEA BANK FINLAND PLC, New York Branch by its duly authorised [—] in the presence of:	) ) ) ) ) ) ) )

Witness: __________________________

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Narrative for Maltese Statutory Form of Mortgage

WHEREAS (a) by virtue of the trust provisions (as may be amended, varied and/or supplemented from time to time, such trust provisions hereinafter together called the "Trust") contained in the amended and restated loan agreement dated [—] (hereinafter as the same may from time to time hereafter be amended, supplemented and/or varied, called the "Amended and Restated Loan Agreement") among (i) OceanFreight Inc. as borrower (the "Borrower"), (ii) [—] OWNERS LIMITED, a company, duly incorporated and existing under the laws of the Republic of the Marshall Islands whose registered office is Trust Company Complex. Ajeltake Road, Ajeltake Island, Majuro, The Marshall Islands MH 96960 (hereinafter sometimes called the "Mortgagor"), and the other companies named therein as joint and several guarantors (collectively with the Mortgagor, the "Guarantors"), (iii) the banks and financial institutions named therein as lenders (collectively, the "Lenders"), (iv) Nordea Bank Finland Plc, New York branch, as swap bank (the "Swap Bank"), (v) Nordea Bank Norge ASA, Grand Cayman branch, as Lead Arranger and Bookrunner, (vi) Bank of Scotland Plc, Piraeus Bank A.E. and Skandinaviska Enskilda Banken AB as Co-Arrangers, (vii) Nordea Bank Finland Plc, New York branch, Administrative Agent (in such capacity, the "Agent") and (viii) NORDEA BANK FINLAND PLC, NEW YORK BRANCH, a banking institution acting though its office at 437 Madison Avenue, New York, NY 10022 as Security Trustee (hereinafter sometimes called the "Mortgagee" which expression shall include its successor and assigns), the Mortgagee was appointed as security trustee for the purposes of, amongst other things, receiving, registering, discharging, assigning and enforcing any security for the benefit of the Lenders and the Swap Bank (collectively, the "Beneficiaries") as may from time to time be entitled to benefit by virtue of and in accordance with the Trust; and WHEREAS the Amended and Restated Loan Agreement incorporates a guarantee (the "Guarantee") made by the Guarantors, on a joint and several basis, each as a primary obligor and not merely as a surety, of the performance and punctual payment when due, whether at stated maturity, by acceleration or otherwise, of all Secured Liabilities (as such term is defined in the Amended and Restated Loan Agreement) of the Borrower now or hereafter existing under the Amended and Restated Loan Agreement and any other Finance Document (as such term is defined in the Amended and Restated Loan Agreement), whether for principal, interest, fees, expenses or otherwise due or owing to any of the Beneficiaries; and WHEREAS there is an account current between (1) the Mortgagor and (2) the Mortgagee in its capacity of Agent and Security Trustee regulated by (i) the Amended and Restated Loan Agreement; (ii) a Master Agreement (on the 1992 1SDA Master Agreement MulticurrencyCrossborder form as amended) dated October 1, 2007 including the Schedule thereto and all Transactions and/or Confirmations (as each of the said expressions is defined in the Master Agreement) supplemental thereto made between (a) the Borrower and (b) the Swap Bank (hereinafter as the same may from time to time be amended, varied and/or supplemented called the "Master Agreement") and (iii) a deed of covenants collateral to this Mortgage bearing even date herewith (hereinafter as the same may from time to time be amended, varied and/or supplemented called the "Deed of Covenants") made between (aa) the Mortgagor and (bb) the Mortgagee; and WHEREAS pursuant to and to secure its obligations under the Guarantee the Mortgagor has agreed and does hereby execute this Mortgage, as primary obligor and not merely as surety pursuant to the Guarantee, in favour of the Mortgagee as Security Trustee for the purpose of securing (aa) payment by the Mortgagor to the Mortgagee of all sums for the time being and from time to time owing to the Mortgagee on the said Account Current whether by way of principal, interest thereon or otherwise, including all sums due or to become due to the Mortgagee (whether actually, contingently, presently and/or in the future) under the Guarantee, the Amended and Restated Loan Agreement or the Master Agreement or the Deed of Covenants as well as all costs, charges, expenses or other moneys, and where applicable interest thereon, connected with or for the purpose of creating, preserving, maintaining, administering, protecting, enforcing or attempting to enforce this security, under and by virtue of and in the manner and at the times in the Guarantee, the Amended and Restated Loan Agreement, the Master Agreement and the Deed of Covenants set forth and contained and (bb) the due and punctual performance and fulfillment of all the terms, covenants, conditions and obligations of the Mortgagor under the Guarantee, the Amended and Restated Loan Agreement, the Master Agreement and the Deed of Covenants; and WHEREAS the amount of principal, interest and other moneys due to the Mortgagee at any given time can be ascertained by reference to the Guarantee, the Amended and Restated Loan Agreement, the Master Agreement and the Deed of Covenants and/or to the books or record of account (or other accounting records) of the Mortgagee and/or to a written certificate issued by the Mortgagee which amount the Mortgagor accepts as conclusive and binding and shall (save for manifest error) be the certain and liquidated amount due by the Mortgagor to the Mortgagee as aforesaid; and WHEREAS the Mortgagor is prohibited from creating any further mortgages over and/or from transferring the Ship above particularly described or any share or shares therein without the prior written consent of the Mortgagee.

NOW WE the said [—] OWNERS LIMITED in consideration of the premises for ourselves and our successors, covenant with the said NORDEA BANK FINLAND PLC, NEW YORK BRANCH, and its assigns, to pay to it the sums for the time being due on this security, whether by way of principal or interest, at the times and manner aforesaid. And for the purpose of better securing to the said NORDEA BANK FINLAND PLC, NEW YORK BRANCH, the payment of such sums as last aforesaid, we hereby mortgage to the said NORDEA BANK FINLAND PLC, NEW YORK BRANCH, all the shares, of which we are the Owners in the Ship above particularly described, and in her boats and appurtenances.

Lastly, we for ourselves and our successors, covenant with the said NORDEA BANK FINLAND PLC, NEW YORK BRANCH, and its assigns that we have power to mortgage in manner aforesaid the above-mentioned shares and that the same are free from encumbrances.

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Date: [—]

[—]  OWNERS LIMITED
as Owner

- and -

NORDEA BANK FINLAND PLC, NEW YORK BRANCH
as Security Trustee

DEED OF COVENANTS
Collateral to a
FIRST PRIORITY MALTESE MORTGAGE
Relating to m.v. "[—] "
(Official Number [—])

WATSON, FARLEY & WILLIAMS (NEW YORK) LLP

INDEX

Clause		Page
1	DEFINITIONS AND INTERPRETATION	2
2	CONTINUING SECURITY	4
3	PAYMENT COVENANTS	6
4	REPRESENTATIONS AND WARRANTIES	7
5	INSURANCE COVENANTS	7
6	SHIP COVENANTS	13
7	PROTECTION OF SECURITY	19
8	ENFORCEABILITY AND SECURITY TRUSTEE'S POWERS	19
9	APPLICATION OF MONEYS	20
10	FURTHER ASSURANCES	21
11	POWER OF ATTORNEY	22
12	INCORPORATION OF AMENDED AND RESTATED LOAN AGREEMENT PROVISIONS	22
13	[INTENTIONALLY OMITTED]	23
14	SUPPLEMENTAL	23
15	LAW AND JURISDICTION	23

THIS DEED OF COVENANTS (the "Deed") is made on [•]

BETWEEN

(1)
[•] OWNERS LIMITED, a corporation incorporated in The Marshall Islands whose registered office is Trust Company Complex. Ajeltake Road, Ajeltake Island, Majuro, The Marshall Islands MH 96960 (the "Owner") and any of its successors or assigns on the one part,

and

(2)
NORDEA BANK FINLAND PLC, NEW YORK BRANCH, a banking institution acting though its office at 437 Madison Avenue, New York, NY 10022 as security trustee (the "Security Trustee", which expression includes its successors and assigns) on the other part.

BACKGROUND

(A)
The Owner is the legal, absolute and unencumbered owner of all the shares in the vessel m.v.”[—]" (the "Ship") registered under the Malta Flag at the Port of Valletta with the following details and specifications:

Official Number	:
Port Number	:
Length	:
Breadth	:
Depth	:
Gross Tonnage	:
Net Tonnage	:
BHP	:

(B)
Pursuant to and subject to the conditions contained in an amended and restated loan agreement dated [—] (as the same may be amended or supplemented, the "Amended and Restated Loan Agreement") made among (i) OceanFreight Inc. as borrower (the "Borrower"), (ii) the Owner and the other companies named therein as joint and several guarantors (the "Guarantors"), (iii) the banks and financial institutions named therein as lenders (collectively, the "Lenders"), (iv) Nordea Bank Finland Plc, New York branch, as swap bank (the "Swap Bank"), (v) Nordea Bank Norge ASA, Grand Cayman branch, as Lead Arranger and Bookrunner, (vi) Bank of Scotland Plc, Piraeus Bank A.E. and Skandinaviska Enskilda Banken AB as Co-Arrangers, (vii) Nordea Bank Finland Plc, New York branch, Administrative Agent and (viii) the Security Trustee, the Lenders agreed to make advances to the Borrower in an aggregate principal amount of up to THREE HUNDRED TWENTY-FIVE MILLION UNITED STATES DOLLARS (US$325,000,000) (the "Loan"). The Loan, interest thereon, fees and all expenses, costs and charges otherwise from time to time payable by the Borrower under the Amended and Restated Loan Agreement are to be repaid and paid, as the case may be, as provided in the Amended and Restated Loan Agreement and such provisions in the Amended and Restated Loan Agreement are incorporated herein by reference and made a part of this Deed. A copy of the form of Amended and Restated Loan Agreement, without the Schedules or Appendices thereto, is annexed to this Deed as an integral part hereof and marked as Exhibit A.

(C)
The obligation of the Borrower to repay the Loan is evidenced by secured promissory notes (the "Notes") of the Borrower, a copy of the form of each of which is annexed to this Deed as an integral part hereof and marked as Exhibit B.

(D)
By a master agreement (the "Master Agreement") on the 2002 ISDA Multicurrency Crossborder Form (as amended) dated October 1, 2007 and made between the Borrower and the Swap Bank, the Swap Bank agreed to enter into certain Transactions pursuant to separate Confirmations from time to time to hedge the exposure of the Borrower to interest rate fluctuations under the Amended and Restated Loan Agreement. A copy of the form of the Master Agreement is annexed to this Deed as an integral part hereof and marked as Exhibit C. The Borrower and the Swap Bank estimate that the aggregate maximum amount payable by the Borrower under the Master Agreement in event all Transactions entered into thereunder are terminated will not exceed EIGHTY-FOUR MILLION FIVE HUNDRED THOUSAND UNITED STATES DOLLARS (US$84,500,000).

(E)	Pursuant to Clause 11 of the Amended and Restated Loan Agreement, the Guarantors have jointly and severally guaranteed the Guaranteed Obligations.

(F)	Pursuant to Clause 26.1(b) of the Amended and Restated Loan Agreement, it was agreed that the Security Trustee would hold the Estate on trust for the Lenders and the Swap Bank.

(G)
In pursuance of such obligation mentioned in the Amended and Restated Loan Agreement, the Owner has executed a first priority Maltese Mortgage (the "Mortgage") and is hereby executing this Deed of Covenants collateral thereto. This Deed is supplemental to the Amended and Restated Loan Agreement, the Mortgage aforesaid and to the security thereby created.

(H)
The Mortgage and other Finance Documents have been executed in order to secure (i) repayment of the Loan under the Amended and Restated Loan Agreement together with interest thereon at the rates of the same Amended and Restated Loan Agreement, (ii) repayment of amounts due under the Master Agreement, (iii) repayment of other charges expended by the Security Trustee and refundable by the Owner in accordance with any of the Finance Documents, and (iv) the performance of all obligations of the Owner under the said Finance Documents.

IT IS AGREED as follows:

1	DEFINITIONS AND INTERPRETATION

1.1	Defined expressions. Words and expressions defined in the Amended and Restated Loan Agreement shall have the same meanings when used in this Deed unless the context otherwise requires.

1.2	Definitions. In this Deed, unless the contrary intention appears:

"Environmental Claim" means:

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(a)	any claim by any governmental, judicial or regulatory authority which arises out of an Environmental Incident or an alleged Environmental Incident or which relates to any Environmental Law; or

(b)	any claim by any other person which relates to an Environmental Incident or to an alleged Environmental Incident,

and "claim" means a claim for damages, compensation, fines, penalties or any other payment of any kind, whether or not similar to the foregoing; an order or direction to take, or not to take, certain action or to desist from or suspend certain action; and any form of enforcement or regulatory action, including the arrest or attachment of any asset;

"Environmental Incident" means:

(a)	any release of Environmentally Sensitive Material from the Ship; or

(b)
any incident in which Environmentally Sensitive Material is released from a vessel other than the Ship and which involves a collision between the Ship and such other vessel or some other incident of navigation or operation, in either case, in connection with which the Ship is actually or potentially liable to be arrested, attached, detained or enjoined and/or the Ship or the Owner and/or any operator or manager of the Ship is at fault or allegedly at fault or otherwise liable to any legal or administrative action; or

(c)
any other incident in which Environmentally Sensitive Material is released otherwise than from the Ship and in connection with which the Ship is actually or potentially liable to be arrested and/or where the Owner and/or any operator or manager of the Ship is at fault or allegedly at fault or otherwise liable to any legal or administrative action;

"excess risks" means the proportion of claims for general average, salvage and salvage charges not recoverable under the hull and machinery policies in respect of the Ship in consequence of her insured value being less than the value at which the Ship is assessed for the purpose of such claims;

"insurances" means all insurances effected, or which the Owner is obliged to effect, under Clause 5 below or any other provision of this Deed or another Finance Document;

"Mortgaged Property" means the Ship, the Earnings, the insurances and any Requisition Compensation;

"protection and indemnity risks" means the usual risks covered by a protection and indemnity association managed in London, including pollution risks and the proportion (if any) of any sums payable to any other person or persons in case of collision which are not recoverable under the hull and machinery policies by reason of the incorporation therein of clause I of the Institute Time Clauses (Hulls) (1/10/83) or clause 8 of the Institute Time Clauses (Hulls)

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(1/11/1995) or the Institute Amended Running Down Clause (1/10/71) or any equivalent provision;

"Secured Liabilities" means all liabilities which the Owner or any other Obligor has at the date, of this Deed or at any later time or times, to the Security Trustee or any other Credit Party under or in connection with any Finance Document or any judgment relating to any Finance Document; and for this purpose, there shall be disregarded any total or partial discharge of these liabilities, or variation of their terms, which is effected by, or in connection with, any bankruptcy, liquidation, arrangement or other procedure under the insolvency laws of any country; and

"Ship" means the vessel described in Recital (A) and includes any share or interest in that vessel and its engines, machinery, boats, tackle, outfit, spare gear, fuel, consumable or other stores, belongings and appurtenances whether on board or ashore and whether now owned or later acquired.

"war risks" includes the risk of mines and all risks excluded by clause 23 of the Institute Time Clauses (Hulls) (1/10/83) or clause 24 of the Institute Time Clauses (Hulls) (1/11/1995).

1.3	References to Majority Lenders. References in this Deed to an approval, consent, or requirement of the Majority Lenders include references to an approval, consent or requirement of:

(a)	the Agent or the Security Trustee acting with the authority of the Majority Lenders; or

(b)	the Security Trustee acting with the authority of the Agent acting, in turn, with the authority of the Majority Lenders.

1.4
Application of construction and interpretation provisions of Amended and Restated Loan Agreement. Clauses 1.2, 1.5 and 1.7 of the Amended and Restated Loan Agreement apply, with any necessary modifications, to this Deed.

1.5
Inconsistency between Amended and Restated Loan Agreement provisions and this Deed. This Deed shall be read together with the Amended and Restated Loan Agreement, but in case of any conflict between the Amended and Restated Loan Agreement and this Deed, the provisions of the Amended and Restated Loan Agreement shall prevail provided that this Deed shall always be governed by Maltese law.

2	CONTINUING SECURITY

2.1	Continuing security. This Deed and the Mortgage shall remain in force until the end of the Security Period as a continuing security and, in particular:

(a)	the Security Interests created by this Deed and the Mortgage shall not be satisfied by any intermediate payment or satisfaction of the Secured Liabilities;

(b)	the Security Interests created by this Deed and the Mortgage, and the rights of the Security Trustee under this Deed and the Mortgage, are only capable of being extinguished, limited or

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otherwise adversely affected by an express and specific term in a document signed by or on behalf of the Security Trustee;

(c)
no failure or delay by or on behalf of the Security Trustee to enforce or exercise a Security Interest created by this Deed and the Mortgage or a right of the Security Trustee under this Deed and the Mortgage, and no act, course of conduct, acquiescence or failure to act (or to prevent the Owner from taking certain action) which is inconsistent with such a Security Interest or such a right shall preclude or estop the Security Trustee (either permanently or temporarily) from enforcing or exercising it; and

(d)	this Deed and the Mortgage shall be additional to, and shall not in any way impair or be impaired by:

(i)	any other Security Interest whether in relation to property of the Owner or that of a third party; or

(ii)	any other right of recourse as against the Owner or any third party,

which the Security Trustee or any other Credit Party now or subsequently has in respect of any of the Secured Liabilities.

2.2
No obligations imposed on Security Trustee. The Owner shall remain liable to perform all obligations connected with the Ship and the Security Trustee shall not, in any circumstances, have or incur any obligation of any kind in connection with the Ship.

2.3	Waiver of rights and defenses. The Owner shall neither be discharged by, nor have any claim against, any Credit Party in respect of:

(a)	any amendment or supplement being made to the Finance Documents;

(b)	any arrangement or concession (including a rescheduling or acceptance of partial payments) relating to, or affecting, the Finance Documents;

(c)	any release or loss of any right or Security Interest created by the Finance Documents;

(d)	any failure promptly or properly to exercise or enforce any such right or Security Interest, including a failure to realize for its full market value an asset covered by such a Security Interest; or

(e)	any other Finance Document or any Security Interest now being or later becoming void, unenforceable, illegal or invalid or otherwise defective for any reason, including a neglect to register it.

2.4
Subordination of rights of Owner. All rights which the Owner at any time has with respect to this Deed and the Mortgage against the Borrower, any other Obligor or their respective assets shall be fully subordinated to the rights of the Credit Parties under the Finance Documents, and in particular the Owner shall not:

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(a)	claim, or in a bankruptcy of another Obligor prove for, any amount payable to the Owner by such Obligor, in respect of this Deed and the Mortgage;

(b)	take or enforce any Security Interest for any such amount;

(c)	claim to set-off any such amount against any amount payable by the Owner to another; or

(d)	claim any subrogation or other right in respect of any Finance Document or any sum received or recovered by any Credit Party under a Finance Document.

2.5
Negative Pledge; disposal of assets. The Owner shall not sell, create any Security Interest not exclusively securing the Secured Liabilities over, or otherwise dispose of, the Ship or any right relating to the Ship.

2.6	Release of security. At the end of the Security Period, the Security Trustee shall, at the request and cost of the Owner, discharge this Mortgage.

3	PAYMENT COVENANTS

3.1	General. The Owner shall comply with the following provisions of this Clause 3 at all times during the Security Period.

3.2
Covenant to pay expenses etc. The Owner shall pay to the Security Trustee all such expenses, claims, liabilities, losses, costs, duties, fees, charges or other moneys as are stated in this Deed or the Mortgage to be payable by the Owner to or recoverable from the Owner by the Security Trustee (or in respect of which the Owner agrees to indemnify the Security Trustee) at the times and in the manner specified in this Deed or the Mortgage.

3.3
Covenant to pay default interest. The Owner shall pay to the Security Trustee interest on any expenses, claims, liabilities, losses, costs, duties, fees, charges or other moneys referred to in Clause 3.2 from the date on which the relevant expense, claim, liability, loss, cost, duty, fee, charge or other money is paid or incurred by the Security Trustee (as well after as before judgment):

(a)	at the rate described in clause 6.2 of the Amended and Restated Loan Agreement;

(b)	compounded in accordance with clause 6.5 of the Amended and Restated Loan Agreement; and

(c)	on demand.

3.4
Covenant to pay other sums. The Owner shall pay to the Security Trustee each and every other sum of money which may be or become owing to the Security Trustee under the Amended and Restated Loan Agreement, the Mortgage, this Deed and the other Finance Documents to which the Owner is or is to be a party at the times and in the manner specified in the Mortgage, this Deed or in the other Finance Documents.

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4	REPRESENTATIONS AND WARRANTIES

4.1	General. The Owner represents and warrants to the Security Trustee as follows.

4.2
Repetition of Amended and Restated Loan Agreement representations and warranties.  The representations and warranties in Clause 9 of the Amended and Restated Loan Agreement remain true and not misleading as if repeated on the date of this Deed with reference to the circumstances now existing.

5	INSURANCE COVENANTS

5.1
General. The Owner undertakes with the Security Trustee to comply with the following provisions of this Clause 5 at all times during the Security Period except as the Security Trustee may otherwise permit.

5.2	Maintenance of obligatory insurances. The Owner shall keep the Ship insured at its own expense against:

(a)	fire and usual marine risks (including hull and machinery and excess risks);

(b)	war risks (including protection and indemnity war risks);

(c)	protection and indemnity risks (including pollution risks and freight, demurrage and defense cover); and

(d)
any other risks against which the Security Trustee may advise or, on instruction of the Majority Lenders shall advise, having regard to practices and other circumstances prevailing at the relevant time, that it would be reasonable for the Owner to insure, as specified by the Security Trustee by notice to the Owner.

5.3	Terms of obligatory insurances. The Owner shall effect such insurances:

(a)	in Dollars;

(b)
in the case of fire and usual marine risks and war risks, in an amount on an agreed value basis equal at all times to the greater of (i) the Fair Market Value of the Ship and (ii) an amount which, when aggregated with the insured value of the other Ships at the relevant time subject to a Mortgage, is not less than 120% of the aggregate amount of the Loan;

(c)
in the case of oil pollution liability risks, for an aggregate amount equal to the highest level of cover from time to time available under basic protection and indemnity club entry (with the international group of protection and indemnity clubs) and the international marine insurance market for vessels of similar age and type;

(d)	in relation to protection and indemnity risks in respect of the full value and tonnage of the Ship;

(e)	in the case of protection and indemnity war risks, in an amount equal to the amount for which the war risks under the hull policies are effected;

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(f)	on terms approved by the Agent; and

(g)
through brokers and with insurance companies and/or underwriters or, in the case of war risks and protection and indemnity risks, in war risks and protection and indemnity risks associations, in each case approved by the Agent, and without prejudice to the Owner's obligation to obtain the prior approval of the Security Trustee, at all times with reputable international brokers, companies, underwriters and mutual insurance associations.

5.4	Further protections for the Credit Parties. In addition to the terms set out in Clause 5.3, the Owner shall procure that the obligatory insurances shall:

(a)
if so required by the Security Trustee (i) except in relation to risks referred to in Clause 5.2(c) and (d), name (or be amended to name) the Security Trustee and/or any other Credit Party as an additional named assured for its rights and interests, warranted no operational interest and with full waiver of rights of subrogation against the Security Trustee (and/or such other Credit Party), and (ii) in relation to risks referred to in Clause 5.2(c) and (d), name (or be amended to name) the Security Trustee and/or any other Credit Party as a co-assured or a co-assured under a misdirected arrows clause, but in all cases without the Security Trustee (and/or such other Credit Party) thereby being liable to pay (but having the right to pay) premiums, calls or other assessments in respect of such insurance;

(b)	name the Security Trustee as sole loss payee in accordance with the loss payable clause referred to in Clause 5.6(b) below and with such directions for payment as the Security Trustee may specify;

(c)	provide that all payments by or on behalf of the insurers under the obligatory insurances to the Security Trustee shall be made without set-off, counterclaim or deductions or condition whatsoever;

(d)
provide that the insurers shall waive, to the fullest extent permitted by applicable law, their entitlement (if any) (whether by statute, common law, equity, or otherwise) to be subrogated to the rights and remedies of the Security Trustee in respect of any rights or interests (secured or not) held by or available to the Security Trustee under the Finance Documents, until the Secured Liabilities shall have been fully repaid and discharged, except that the insurers shall not be restricted by the terms of this paragraph (d) from making personal claims against persons (other than the Owner or any Credit Party) in circumstances where the insurers have fully discharged their liabilities and obligations under the relevant obligatory insurances;

(e)	provide that such obligatory insurances shall be primary without right of contribution from other insurances which may be carried by the Security Trustee;

(f)	provide that the Security Trustee may make proof of loss if the Owner fails to do so;

(g)
provide that if any obligatory insurance is cancelled, or if any substantial change is made in the coverage which adversely affects the interest of the Security Trustee, or if any obligatory insurance is allowed to lapse for non-payment of premium, such cancellation, charge or lapse shall not be effective with respect to the Security Trustee for 14 days (or 7 days in the case of war risks) after receipt by the Security Trustee of prior written notice from the insurers of such cancellation, change or lapse; and

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(h)
apply all sums receivable under the Insurances (other than in respect of a Total Loss and any Major Casualty, which shall be payable to the Security Trustee in accordance with the provisions of the Insurance Assignment) as are paid to the Owner for the purpose of making good the loss and fully repairing all damage in respect of which such sums shall have been received.

5.5	Renewal of obligatory insurances. The Owner shall:

(a)	at least 21 days before the expiry of any obligatory insurance effected by it:

(i)
notify the Security Trustee of (1) the brokers (or other insurers) and any protection and indemnity or war risks association through or with whom the Owner proposes to renew that insurance and (2) the proposed terms of renewal; and

(ii)	obtain the approval of the Security Trustee such consent not to be unreasonably withheld, to the matters referred to in paragraph (i) above;

(b)	at least 14 days before the expiry of any obligatory insurance effected by it, renew the insurance in accordance with the Security Trustee's approval pursuant to paragraph (a)(ii) above; and

(c)
procure that the brokers and/or the war risks and protection and indemnity associations with which such a renewal is effected shall promptly notify the Security Trustee in writing of the terms and conditions of the renewal.

5.6
Copies of policies; letters of undertaking. The Owner shall provide the Security Trustee with pro forma copies of all policies relating to the obligatory insurances which they are to effect or renew and of a letter or letters of undertaking in a form required by the Security Trustee including undertakings by the approved brokers that:

(a)
they will have endorsed on each policy, immediately upon issue, a loss payable clause and a notice of assignment in such form as the Security Trustee may require and complying with the provisions of Clause 5.4;

(b)	they will hold such policies, and the benefit of such insurances, to the order of the Security Trustee in accordance with the said loss payable clause;

(c)
they will advise the Security Trustee immediately of any material change to the terms of the obligatory insurances and will give the Security Trustee not less than five (5) days advance notice of intention to cancel such obligatory insurances;

(d)
they will notify the Security Trustee, not less than 14 days before the expiry of the obligatory insurances, in the event of their not having received notice of renewal instructions from the Owner or its agents and, in the event of their receiving instructions to renew, they will promptly notify the Security Trustee of the terms of the instructions; and

(e)
they will not set off against any sum recoverable in respect of a claim relating to the Ship under such obligatory insurances any premiums or other amounts due to them or any other person whether in respect of the Ship or otherwise, they waive any lien on the policies or,

9

any sums received under them, which they might have in respect of such premiums or other amounts, and they will not cancel such obligatory insurances by reason of non-payment of such premiums or other amounts, and will arrange for a separate policy to be issued in respect of the Ship forthwith upon being so requested by the Security Trustee.

5.7	Copies of certificates of entry. The Owner shall ensure that any protection and indemnity and/or war risks associations in which the Ship is entered provides the Security Trustee with:

(a)	a copy certified by the Owner of the certificate of entry for the Ship;

(b)	a letter or letters of undertaking in such form as may be required by the Security Trustee; and

(c)
where required to be issued under the terms of insurance/indemnity provided by the Owner's protection and indemnity association, but only if and when so requested by the Security Trustee, a certified copy of each United States of America voyage quarterly declaration (or other similar document or documents) made by that Borrower in relation to such Ship in accordance with the requirements of such protection and indemnity association; and

(d)
a copy certified by the Owner of each certificate of financial responsibility for pollution by oil or other Environmentally Sensitive Material issued by the relevant certifying authority in relation to such Ship, but only if and when so requested by the Security Trustee.

5.8
Deposit of original policies. The Owner shall ensure that all policies relating to obligatory insurances effected by it are deposited with the approved brokers through which the insurances are effected or renewed.

5.9
Payment of premiums. The Owner shall punctually pay all premiums or other sums payable in respect of the obligatory insurances effected for the Ship and produce all relevant receipts when so required by the Security Trustee.

5.10	Guarantees. The Owner shall ensure that any guarantees required by a protection and indemnity or war risks association are promptly issued and remain in full force and effect.

5.11	Restrictions on employment. The Owner shall not employ the Ship, nor permit her to be employed, outside the cover provided by any obligatory insurances.

5.12
Compliance with terms of insurances. The Owner shall not do nor omit to do (nor permit to be done or not to be done) any act or thing which would or might render any obligatory insurance invalid, void, voidable or unenforceable or render any sum payable thereunder repayable in whole or in part; and, in particular:

(a)
the Owner shall take all necessary action and comply with all requirements which may from time to time be applicable to the obligatory insurances, and (without limiting the obligation contained in Clause 5.7(c)) ensure that the obligatory insurances are not made subject to any exclusions or qualifications to which the Security Trustee has not given its prior approval;

(b)	the Owner shall not make any changes relating to the classification or classification society or manager or operator of the Ship unless approved by the underwriters of the obligatory insurances;

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(c)
the Owner shall make all quarterly or other voyage declarations which may be required by the protection and indemnity risks association to maintain cover for trading to the United States of America and Exclusive Economic Zone (as defined in the United States Oil Pollution Act 1990 or any other applicable legislation); and

(d)
the Owner shall not employ the Ship, nor allow it to be employed, otherwise than in conformity with the terms and conditions of the obligatory insurances, without first obtaining the consent of the insurers and complying with any requirements (as to extra premium or otherwise) which the insurers specify.

5.13	Alteration to terms of insurances. The Owner shall not make nor agree to any alteration to the terms of any obligatory insurance nor waive any right relating to any obligatory insurance.

5.14
Settlement of claims. The Owner shall not settle, compromise or abandon any claim under any obligatory insurance for Total Loss or for a Major Casualty, and shall do all things necessary and provide all documents, evidence and information to enable the Security Trustee to collect or recover any moneys which at any time become payable in respect of the obligatory insurances.

5.15	Provision of copies of communications. The Owner shall provide the Security Trustee at the time of each such communication, with copies of all written communications between the Owner and:

(a)	the approved brokers; and

(b)	the approved protection and indemnity and/or war risks associations; and

(c)	the approved insurance companies and/or underwriters,

which relate, in each case directly or indirectly to either any actual or threatened termination or material adverse change in the terms of any of the obligatory insurances or any recovery which, under the terms of any loss payable clause as referred to in Clause 5.6(b), shall or may be payable to the Security Trustee.

5.16
Provision of information. In addition, the Owner shall promptly provide the Security Trustee (or any persons which it may designate) with any information which the Security Trustee (or any such designated person) requests from time to time for the purpose of:

(a)	obtaining or preparing any report from an independent marine insurance broker as to the adequacy of the obligatory insurances effected or proposed to be effected; and/or

(b)	effecting, maintaining or renewing any such insurances as are referred to in Clause 5.17 below or dealing with or considering any matters relating to any such insurances,

and the Owner shall, forthwith upon demand, indemnify the Security Trustee in respect of all fees and other expenses incurred by or for the account of the Security Trustee in connection with any such report as is referred to in paragraph (a) above.

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5.17
Mortgagee's interest and additional perils insurance. The Security Trustee shall (unless required otherwise by the Majority Lenders) from time to time to subscribe and thereafter maintain and renew all of the following insurances in such amounts, on such terms, through such insurers and generally in such manner as the Security Trustee may from time to time consider appropriate:

(a)
a mortgagee's interest marine insurance covering the Ship and providing for the indemnification of the Credit Parties for any losses under or in connection with any Finance Document which directly or indirectly result from loss of or damage to the Ship covered by such insurance or a liability of such Ship or of the Owner, being a loss or damage which is prima facie covered by an obligatory insurance but in respect of which there is a nonpayment (or reduced payment) by the underwriters by reason of, or on the basis of an allegation concerning, among other things:

(i)
any act or omission on the part of the Owner, of any operator, charterer, manager or sub-manager of such Ship or of any officer, employee or agent of the Owner or of any such person, including any breach of warranty or condition or any non-disclosure relating to such obligatory insurance;

(ii)
any act or omission, whether deliberate, negligent or accidental, or any knowledge or privity of the Owner, any other person referred to in paragraph (i) above, or of any officer, employee or agent of the Owner or of such a person, including the casting away or damaging of such Ship and/or such Ship being unseaworthy; and/or

(iii)	any other matter capable of being insured against under a mortgagee's interest marine insurance policy whether or not similar to the foregoing; and

(b)
a mortgagee's interest additional perils policy providing for the indemnification of the Credit Parties against, among other things, any possible losses or other consequences of any Environmental Claim, including the risk of expropriation, arrest or any form of detention of the Ship and/or of any insurance recoveries which are or may be paid or payable under the obligatory insurances relative to the Ship covered by such insurance, or the imposition of any Security Interest over such Ship and/or any such insurances and/or any other matter capable of being insured against under a mortgagee's interest additional perils policy, and the Owner shall upon demand fully indemnify the Security Trustee in respect of all premiums and other reasonable expenses which are incurred in connection with or with a view to effecting, maintaining or renewing any such insurance or dealing with, or considering, any matter arising out of any such insurance.

5.18
Review of insurance requirements. The Security Trustee may and, on instruction of the Majority Lenders, shall review the requirements of this Clause 5 from time to time in order to take account of any changes in circumstances after the date of this Deed which are, in the opinion of the Security Trustee or any Lender significant and capable of affecting the Owner or the Ship and its or their insurance (including, without limitation, changes in the availability or the cost of insurance coverage or the risks to which the Owner may be subject.)

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5.19
Modification of insurance requirements. The Security Trustee shall notify the Owner of any proposed modification under Clause 5.18 to the requirements of this Clause 5 which the Security Trustee, may or, on instruction of the Majority Lenders, shall reasonably consider appropriate in the circumstances and, after consultation and taking full account of the Owner's opinion, such modification shall take effect 14 days after the date it is notified in writing to the Owner as an amendment to this Clause 5 and shall bind the Owner accordingly.

6	SHIP COVENANTS

6.1
General. The Owner shall comply with the following provisions of this Clause 6 at all times during the Security Period except as the Security Trustee, with the authority of the Majority Lenders, may otherwise permit (in the case of Clauses 6.2(a), 6.2(b), 6.13(b) and 6.13(f), such permission not to be unreasonably withheld).

6.2	Maintenance of Registry. The Owner will:

(a)	keep the Ship registered as a Maltese ship at the port of Valleta in Malta and will not do or suffer anything to be done whereby such registration may be closed, forfeited or imperilled;

(b)	not do or fail to do anything which will subject the Ship to forfeiture under the said Merchant Shipping Act, Chapter 234.

(c)
appoint a Resident Agent in accordance with the Merchant Shipping (Ships Eligible for Registration) Regulations 2003 of Malta and such Resident Agent will be validly appointed throughout the Security Period.

6.3	Repair and classification. The Owner shall keep the Ship in a good and safe condition and state of repair:

(a)	consistent with first-class ship ownership and management practice;

(b)	so as to maintain the highest class with the Classification Society free of overdue recommendations and conditions of such Classification Society; and

(c)
so as to comply with all laws and regulations applicable to vessels registered in Malta or to vessels trading to any jurisdiction to which the Ship may trade from time to time, including but not limited to the ISM Code, the ISPS Code, the ISM Code Documentation and the ISPS Code Documentation.

6.4	Classification society undertaking. The Owner shall instruct the Classification Society referred to in Clause 6.3(b) (and procure that the Classification Society undertakes with the Security Trustee):

(a)
to send to the Security Trustee, following receipt of a written request from the Security Trustee, certified true copies of all original class records held by the Classification Society in relation to the Ship;

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(b)
to allow the Security Trustee (or its agents), at any time and from time to time, to inspect the original class and related records of the Owner and its Ship at the offices of the Classification Society and to take copies of them;

(c)	to notify the Security Trustee promptly in writing if the Classification Society:

(i)	receives notification from the Owner or any person that the Ship's Classification Society is to be changed; or

(ii)
becomes aware of any facts or matters which may result in or have resulted in a change, suspension, discontinuance, withdrawal or expiry of the Ship's class under the rules or terms and conditions of the Owner's or the Ship's membership of the Classification Society;

(d)	following receipt of a written request from the Security Trustee:

(i)
to confirm that the Owner is not in default of any of its contractual obligations or liabilities to the Classification Society and, without limiting the foregoing, that it has paid in full all fees or other charges due and payable to the Classification Society; or

(ii)
if the Owner is in default of any of its contractual obligations or liabilities to the Classification Society, to specify to the Security Trustee in reasonable detail the facts and circumstances of such default, the consequences thereof; and any remedy period agreed or allowed by the Classification Society.

6.5
Modification. The Owner shall not make any modification or repairs to, or replacement of, the Ship owned by it or equipment installed on her which would or might materially alter the structure, type or performance characteristics of the Ship or materially reduce her value.

6.6
Removal of parts. The Owner shall not remove any material part of the Ship, or any item of equipment installed on, the Ship unless the part or item so removed is forthwith replaced by a suitable part or item which is in the same condition as or better condition than the part or item removed, is free from any Security Interest or any right in favour of any person other than the Security Trustee and becomes on installation on the Ship the property of the Owner and subject to the security constituted by the Mortgage; provided that the Owner may install equipment owned by a third party if the equipment can be removed without any risk of damage to the Ship.

6.7
Surveys. The Owner shall submit the Ship owned by it regularly to all periodical or other surveys which may be required for classification purposes and, if so required by the Majority Lenders, provide the Security Trustee (at the expense of the Owner) with copies of all survey reports.

6.8
Inspection. The Owner shall permit the Security Trustee (by surveyors or other persons appointed by it for that purpose) to board the Ship owned by it at all reasonable times to inspect her condition or to satisfy themselves about proposed or executed repairs and shall afford all proper facilities for such inspections. All fees and expenses incurred in relation to the appointment of surveyors shall be for the account of the Owner.

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6.9	Prevention of and release from arrest. The Owner shall promptly discharge:

(a)	all liabilities which give or may give rise to maritime or possessory liens on or claims enforceable against the Ship, her Earnings or her Insurances;

(b)	all taxes, dues and other amounts charged in respect of the Ship, her Earnings or her Insurances; and

(c)	all other outgoings whatsoever in respect of the Ship, her Earnings or her Insurances,

and, forthwith upon receiving notice of the arrest of the Ship, or of her detention in exercise or purported exercise of any lien or claim, the Owner shall procure her release by providing bail or otherwise as the circumstances may require.

6.10	Compliance with laws etc. The Owner and the Approved Manager shall:

(a)
comply, or procure compliance with the ISM Code, the ISPS Code, all Environmental Laws and all other laws or regulations relating to the Ship, its ownership, operation and management or to the business of the Owner;

(b)	not employ the Ship nor allow her employment in any manner contrary to any law or regulation in any relevant jurisdiction including but not limited to the ISM Code and the ISPS Code; and

(c)
in the event of hostilities in any part of the world (whether war is declared or not), not cause or permit the Ship to enter or trade to any zone which is declared a war zone by any government or by the Ship's war risks insurers unless the Owner has (at its expense) effected any special, additional or modified insurance cover required for it to enter or trade to any war zone.

6.11	Provision of information. The Owner shall promptly provide the Security Trustee with any information which the Security Trustee requests regarding:

(a)	the Ship, her employment, position and engagements;

(b)	the Earnings and payments and amounts due to the master and crew of the Ship;

(c)	any expenses incurred, or likely to be incurred, in connection with the operation, maintenance or repair of the Ship and any payments made in respect of the Ship;

(d)	any towages and salvages;

(e)	its compliance or the compliance of the Ship with the ISM Code and the ISPS Code,

and, upon the Security Trustee's request, provide copies of any current charter relating to the Ship and of any current charter guarantee, and copies of the ISM Code Documentation and the ISPS Code Documentation.

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6.12	Notification of certain events. The Owner shall immediately notify the Security Trustee by letter of:

(a)	any casualty which is or is likely to be or to become a Major Casualty;

(b)	any occurrence as a result of which the Ship owned by it has become or is, by the passing of time or otherwise, likely to become a Total Loss;

(c)	any requirement or recommendation made by any insurer or classification society or by any competent authority which is not immediately complied with;

(d)	any arrest or detention of the Ship, any exercise or purported exercise of any lien on the Ship or her Earnings or any requisition of the Ship for hire;

(e)	any intended dry docking of the Ship;

(f)	any Environmental Claim made against the Owner or in connection with the Ship, or any Environmental Incident;

(g)	any claim for breach of the ISM Code or the ISPS Code being made against the Owner, the Approved Manager or otherwise in connection with the Ship; or

(h)	any other matter, event or incident, actual or threatened, the effect of which will or could lead to the ISM Code or the ISPS Code not being complied with,

and the Owner shall keep the Security Trustee advised in writing on a regular basis and in such detail as the Security Trustee shall require of the Owner's, the Approved Manager's or any other person's response to any of those events or matters.

6.13	Restrictions on chartering, appointment of managers etc. The Owner shall not:

(a)	let its Ship on demise charter for any period;

(b)	let its Ship on terms whereby more than two (2) months' hire (or the equivalent) is payable in advance;

(c)	let its Ship below the market rate prevailing at the time when the Ship is fixed or on any other than arm's length terms;

(d)
let its Ship by demise charter, time charter, voyage charter or otherwise to any of its or the Borrower's subsidiaries or Affliates or the Approved Manager (unless such Ship is contemporaneously sub-chartered at the prevailing market rate to a third party that is not a subsidiary or an Affiliate of such Guarantor or of the Borrower and such sub-charter and all rights thereunder are assigned to the Security Trustee as security for the Secured Liabilities);

(e)	appoint a manager of the Ship other than the Approved Manager or agree to any alteration to the terms of the Approved Manager's appointment;

(f)	de-activate or lay up the Ship owned by it;

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(g)
put the Ship into the possession of any person for the purpose of work being done upon her in an amount exceeding or likely to exceed $800,000 (or the equivalent in any other currency) unless that person has first given to the Security Trustee and in terms satisfactory to it a written undertaking not to exercise any lien on the Ship or her Earnings for the cost of such work or otherwise; or

(h)
employ the Ship or permit her employment in any manner, trade or business which is forbidden by international law, or which is unlawful or illicit under the law of any relevant jurisdiction, or in carrying illicit or prohibited goods, or in any manner whatsoever which may render her liable to condemnation in a Prize Court, or to destruction, seizure, confiscation, penalty or sanctions and, in the event of hostilities in any part of the world (whether war be declared or not), shall not employ the Ship or permit her employment in carrying any contraband goods or entry into or trade in any zone which is declared a war zone by any government or by the Ship's war risks insurers unless the Security Trustee shall have first given its consent thereto in writing and there shall have been effected by the Owner at its expense such special insurance cover as the Security Trustee may require.

6.14	Notice of Mortgage. The Owner shall:

(a)
carry on board the Ship with its papers a certified copy of the Mortgage and this Deed and cause that certified copy of the Mortgage and the Deed to be exhibited to any person having business with the Ship which might give rise to a lien or the Ship other than a lien for crew's wages and salvage and to any representative of the Security Trustee on demand; and

(b)
place and maintain in a conspicuous place in the navigation room and the Master's cabin of the Ship a framed printed notice in plain type in English of such size that the paragraph of reading matter shall cover a space not less than 6 inches wide and 9 inches high reading as follows:

"NOTICE OF MORTGAGE

This Vessel is covered by a First Preferred Mortgage to Nordea Bank Finland Plc, New York Branch, as Security Trustee under the Malta Merchant Shipping Act, 1973, as amended. Under the terms of the said Mortgage neither the Owner nor any Charterer nor the Master of this Vessel nor any other person has any right, power or authority to create, incur or permit to be imposed upon this Vessel any lien whatsoever other than for crew's wages and salvage."

6.15	Sharing of Earnings. The Owner shall not:

(a)	enter into any agreement or arrangement for the sharing of any Earnings;

(b)
enter into any agreement or arrangement for the postponement of any date on which any Earnings are due; the reduction of the amount of any Earnings or otherwise for the release or adverse alteration of any right of the Owner to any Earnings; or

(c)	enter into any agreement or arrangement for the release of, or adverse alteration to, any guarantee or Security Interest relating to any Earnings.

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6.16
Payment of outgoings and evidence of payments. The Owner shall promptly pay all rolls, dues and other outgoings whatsoever in respect of the Ship and shall keep or procure there be kept proper books of account in respect of the Ship and the Earnings and, as and when the Security Trustee may so require, shall make such books available for inspection on behalf of the Security Trustee, and shall furnish satisfactory evidence that the wages and allotments and the insurance and pension contributions of the master and crew are being promptly and regularly paid and that all deductions from crew's wages in respect of any tax liability or otherwise as required by law are being properly accounted for and that the master has no claim for disbursements other than those incurred by him in the ordinary course of trading on the voyage then in progress.

6.17
Encumbrances. Except for Permitted Security Interests, the Owner shall not without the prior written consent of the Security Trustee (and then only subject to such conditions as the Security Trustee may impose) mortgage, charge or otherwise encumber the Ship or any other part of the Mortgaged Property or permit the creation of any such mortgage, charge or other encumbrance otherwise than to or in favor of the Security Trustee.

6.18	Costs, indemnities and expenses. The Owner shall pay to the Security Trustee on its first demand all expenses which the Security Trustee has or will incur in or in connection with:

(a)
the protection, maintenance or enforcement of the security created by the Mortgage or the exercise by the Security Trustee of any of the powers vested in it by the Amended and Restated Loan Agreement, the Mortgage, this Deed or any other Finance Document; and

(b)
the preparation, completion and registration or other perfection of the Mortgage and this Deed and any other Finance Document or otherwise in connection with the Secured Liabilities and the security therefor.

6.19	Perfection of Mortgage. The Owner shall:

(a)
comply with and satisfy all the requirements and formalities established by the Malta Merchant Shipping Act, 1973, as amended and any other pertinent legislation of Malta to perfect the Mortgage and this Deed as a legal, valid and enforceable first preferred mortgage and maritime lien upon the Ship; and

(b)	promptly provide the Security Trustee from time to time with evidence in such form as the Security Trustee requires that the Owner is complying with Clause 6.18(a).

6.20
Conveyance on default. The Owner undertakes, where the Ship is (or is to be) sold in exercise of any power contained in the Mortgage or this Deed, to execute, forthwith upon request by the Security Trustee, such form of conveyance of the Ship as the Security Trustee may require.

6.21
Appointment of resident agent. The Owner will appoint a Resident Agent in terms of the Merchant Shipping (Ships Eligible for Registration) Regulations 2003 of Malta and ensure that the Resident Agent is validly appointed throughout the Security Period.

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7	PROTECTION OF SECURITY

7.1
Security Trustee's right to protect or maintain security. The Security Trustee may take any reasonable action which it may think fit for the purpose of protecting or maintaining the security created by the Mortgage or this Deed or for any similar or related purpose.

7.2	Security Trustee's right to insure, repair etc. Without limiting the generality of Clause 7.1, if the Owner does not comply with Clause 5, the Security Trustee may:

(a)	effect, replace and renew any insurances;

(b)	arrange for the carrying out of such surveys and/or repairs of the Ship as it reasonably deems expedient or necessary; and

(c)
discharge any liabilities charged on the Ship, or otherwise relating to or affecting it, and/or take any measures which the Security Trustee may reasonably think expedient or necessary for the purpose of securing its release.

8	ENFORCEABILITY AND SECURITY TRUSTEE'S POWERS

8.1
Right to enforce security. On the occurrence of an Event of Default which is continuing but without the necessity for any court order in any jurisdiction to the effect that an Event of Default has occurred or that the security constituted by the Mortgage or this Deed has become enforceable, and irrespective of whether a notice has been served under Clause 14.2 of the Amended and Restated Loan Agreement:

(a)	the security constituted by the Mortgage and this Deed shall immediately become enforceable;

(b)	the Security Trustee shall be entitled at any time or times to exercise the powers set out in Clause 8.2 and in any other Finance Document;

(c)
the Security Trustee shall be entitled at any time or times to exercise the powers possessed by it as mortgagee of the Ship conferred by the law of any country or territory the courts of which have or claim any jurisdiction in respect of the Owner or the Ship; and

(d)
the Security Trustee shall be entitled to exercise all the rights and remedies in foreclosure and otherwise given to mortgagees by applicable law including the provisions of Malta Merchant Shipping Act, 1973, as amended.

8.2	Right to take possession, sell etc. On the occurrence of an Event of Default and whilst the same is continuing, the Security Trustee shall be entitled then or at any later time or times:

(a)
to take possession of the Ship whether actually or constructively and/or otherwise to take control of the Ship wherever the Ship may be and cause the Owner or any other person in possession of the Ship forthwith upon demand to surrender the Ship to the Security Trustee without legal process and without the Security Trustee or any other Credit Party being liable for any losses thereby caused or to account to the Owner in connection therewith;

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(b)
to sell the Ship or any share in the Ship by public auction or private contract with or without the benefit of any charterparty or other contract for its employment, at any time, at any place and upon any terms (including, without limitation, on terms that all or any part or parts of the purchase price be satisfied by shares, loan stock or other securities and/or be left outstanding as a debt, whether secured or unsecured and whether carrying interest or not) which the Security Trustee may think fit, with power for the Security Trustee to purchase the Ship at any such public auction and to set off the purchase price against all or any part of the Secured Liabilities, with notice of such sale, whether by public auction or private contract, addressed to the Owner at its last known address, twenty (20) calendar days prior to the date fixed for entering into the contract for sale and by first publishing notice of any such public sale for ten (10) consecutive days, in daily newspapers of general circulation published in the City of New York, State of New York, and if the place of such sale should not be New York City, then also by publication of a similar notice in a daily newspaper, if any, published at the place of sale and in the event that the Vessel shall be offered by private contract, no newspaper publication of notice shall be required, nor notice of adjournment of sale;

(c)
to manage, insure, maintain and repair the Ship and to charter, employ, lay up or in any other manner whatsoever deal with the Ship in any manner, upon any terms and for any period which the Security Trustee may think fit, in all respects as if the Security Trustee were the owner of the Ship and without the Security Trustee or any other Credit Party being responsible for any loss thereby incurred;

(d)
to collect, recover and give good discharge for any moneys or claims arising in relation to the Ship and to permit any brokers through whom collection or recovery is effected to charge the usual brokerage therefor;

(e)
to take over or commence or defend (if necessary using the name of the Owner) any claims or proceedings relating to, or affecting, the Ship which the Security Trustee may think fit and to abandon, release or settle in any way any such claims or proceedings; and

(f)	generally, to enter into any transaction or arrangement of any kind and to do anything in relation to the Ship which the Security Trustee may think fit.

8.3
No liability of Security Trustee. The Security Trustee shall not be obliged to check the nature or sufficiency of any payment received by it under the Mortgage or this Deed or to preserve, exercise or enforce any right relating to the Ship.

9	APPLICATION OF MONEYS

9.1	General. All sums received by the Security Trustee:

(a)	in respect of sale of the Ship or any share in the Ship;

(b)	in respect of net profits arising out of the employment of the Ship pursuant to Clause 8.2(c); or

(c)	in respect of any other transaction or arrangement under Clauses 8.1 or 8.2,

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shall be held by the Security Trustee upon trust in the first place to pay or discharge any expenses or liabilities (including any interest) which have been paid or incurred by the Security Trustee in or in connection with the exercise of its powers and to apply the balance in accordance with Clause 13 of the Amended and Restated Loan Agreement.

10	FURTHER ASSURANCES

10.1	Owner's obligation to execute further documents etc. The Owner shall:

(a)
execute and deliver to the Security Trustee (or as it may direct) any assignment, mortgage, power of attorney, proxy or other document, as the Security Trustee may, in any particular case, specify; and

(b)
effect any registration or notarizations, give any notice or take any other step,

which the Security Trustee may, by notice to the Owner, and with the consent of the Majority Lenders specify for any of the purposes described in Clause 10.2 or for any requisite similar or related purpose.

10.2	Purposes of further assurances. The purposes referred to in Clause 10.1 are:

(a)	validly and effectively to create any Security Interest or right of any kind which the Security Trustee intended should be created by or pursuant to the Mortgage and this Deed;

(b)
to protect the priority, or increase the effectiveness, in any jurisdiction of any Security Interest which is created, or which the Security Trustee intended should be created, by or pursuant to the Mortgage and this Deed;

(c)
to enable or assist the Security Trustee to sell or otherwise deal with the Ship, to transfer title to, or grant any interest or right relating to, the Ship or to exercise any power which is referred to in Clauses 8.1 or 8.2; or

(d)
to enable or assist the Security Trustee to enter into any transaction to commence, defend or conduct any proceedings and/or to take any other action relating to the Ship in any country or under the law of any country.

10.3
Terms of further assurances. The Security Trustee may (subject to the provisions of Clause 102) specify the terms of any document to be executed by the Owner under Clause 10.1, and those terms may include any covenants, undertakings, powers and provisions which the Security Trustee considers appropriate to protect its, and any other Credit Party's, interests.

10.4	Obligation to comply with notice. The Owner shall comply with a notice under Clause 10.1 by the date specified in the notice.

10.5
Additional corporate action. At the same time as the Owner delivers to the Security Trustee any document executed under Clause 10.1(a), the Owner shall also deliver to the Security Trustee a certificate signed by two (2) of the Owner's officers which shall:

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(a)	set out the text of a resolution of the Owner's directors specifically authorizing the execution of the document specified by the Security Trustee; and

(b)
state that either the resolution was duly passed at a meeting of the directors validly convened and held throughout which a quorum of directors entitled to vote on the resolution was present or that the resolution has been signed by all the directors and is valid under the Owner's articles of incorporation or other constitutional documents.

11	POWER OF ATTORNEY

11.1
Appointment. For the purpose of securing the Security Trustee's interest in the Ship and the due and punctual performance the Owner's obligations to the Security Trustee under the Mortgage, this Deed and every other Finance Document to which the Owner is or is to be a party, the Owner irrevocably and by way of security appoints the Security Trustee its attorney, on behalf of the Owner and in its name or otherwise, to execute or sign any document and do any act or thing which the Owner is obliged to do under any Finance Document provided that such power shall become exercisable only after the occurrence of an Event of Default which is continuing.

11.2
Ratification of actions of attorney. For the avoidance of doubt and without limiting the generality of Clause 11.1, the Owner confirms that Clause 11.1 authorizes the Security Trustee to execute on its behalf a document ratifying any transaction or action which the Security Trustee has purported to enter into or to take and which the Security Trustee considers was or might have been outside its powers or otherwise invalid.

11.3
Delegation. The Security Trustee may sub-delegate to any person or persons all or any of the powers (including the discretions) conferred on the Security Trustee by Clauses 11.1 and/or 11.2, and may do so on terms authorizing successive sub-delegations.

12	INCORPORATION OF AMENDED AND RESTATED LOAN AGREEMENT PROVISIONS

12.1
Incorporation of specific provisions. The following provisions of the Amended and Restated Loan Agreement apply to this Deed as if they were expressly incorporated in this Deed with any necessary modifications:

Clause 17, no set-off or tax deduction;

Clause 20, variations and waivers;

Clause 21, notices; and

Clause 23, supplemental.

12.2
Incorporation of general provisions. Clause 12.1 is without prejudice to the application to this Deed of any provision of the Amended and Restated Loan Agreement which, by its terms, applies or relates to the Finance Documents generally or this Deed specifically.

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13	[INTENTIONALLY OMITTED]

14	SUPPLEMENTAL

14.1	No restriction on other rights. Nothing in this Deed shall be taken to exclude or restrict any power, right or remedy which the Security Trustee or any other Credit Party may at any time have under:

(a)	any other Finance Document; or

(b)	the law of any country or territory the courts of which have or claim any jurisdiction in respect of the Owner or the Ship.

14.2	Exercise of other rights. The Security Trustee may exercise any right under this Deed before it or any other Credit Party has exercised any right referred to in Clause I4.1(a) or (b).

14.3
Settlement or discharge conditional. Any settlement or discharge under this Deed between the Security Trustee or any other Credit Party and the Owner shall be conditional upon no security or payment to the Security Trustee or any other Credit Party by the Owner or any other person being set aside, adjusted or ordered to be repaid, whether under any insolvency law or otherwise.

15	LAW AND JURISDICTION

15.1	Maltese law. This Deed shall be governed by, and construed in accordance with, Maltese law.

15.2	Choice of forum. The Security Trustee reserves the rights:

(a)	to commence proceedings in relation to any matter which arises out of or in connection with the Mortgage and this Deed in the courts of any country which have or claim jurisdiction to that matter; and

(b)	to commence such proceedings in the courts of any such country or countries concurrently with or in addition to proceedings in Malta or without commencing proceedings in Malta.

15.3
Action against Ship. The rights referred to in Clause 15.2 include the right of the Security Trustee to arrest and take action against the Ship at whatever place the Ship shall be found lying and for the purpose of any action which the Security Trustee may bring before the courts of that jurisdiction or other judicial authority and for the purpose of any action which the Security Trustee may bring against the Ship, any writ, notice, judgment or other legal process or documents may (without prejudice to any other method of service under applicable law) be served upon the Master of the Ship (or upon anyone acting as the Master) and such service shall be deemed good service on the Owner for all purposes.

15.4
Appointment of agent for service of process. If any legal action or proceeding arising out of or in connection with the Mortgage or this Deed or the other Finance Documents is begun in Malta any writ, judgment, notice of proceeding or other legal process shall sufficiently be served on the Owner if served on or delivered to [e] who the Owner hereby nominates as its

23

attorney in Malta for these purposes. The Owner covenants with the Security Trustee not to revoke its appointment of such Director or person as its legal representative in Malta for the purposes aforesaid and in the event of such Director's or person's resignation or in any case where such Director or person is unable to fulfill such capacity to procure that the Security Trustee is informed in writing forthwith, that another suitable person resident in Malta is appointed legal representative in such person's place and that the Security Trustee is informed promptly of the name and address of such substitute.

15.5
Security Trustee's rights unaffected. Nothing in this Clause 15 shall exclude or limit any right which any Credit Party may have (whether under the law of any country, an international convention or otherwise) with regard to the bringing of proceedings, the service of process, the recognition or enforcement of a judgment or any similar or related matter in any jurisdiction.

15.6	Meaning of "proceedings". In this Clause 15, "proceedings" means proceedings of any kind, including an application for a provisional or protective measure.

IN WITNESS WHEREOF the parties hereto have caused this Deed to be executed on the day and year first above written.

SIGNED for and on behalf of [—] OWNERS LIMITED by its duly appointed attorney in the presence of	) ) ) ) )

SIGNED for and on behalf of NORDEA BANK FINLAND PLC, New York Branch, by its duly appointed attorney in the presence of	) ) ) ) ) )

24

ANNEX I

POWER OF ATTORNEY

By these presents, we, the undersigned [—] of [—] do hereby nominate and appoint [—] of [—] as our Special Attorney and authorise it to apply for the closure of the Maltese Register of the m.v. "[—]" in terms of Section 28 of the Merchant Shipping Act, Cap. 234 in our name and on our behalf and to pay all such fees, make all such declarations and receive all such certificates, including the Deletion Certificate, as may be necessary for the proper fulfilment of the above mandate.

Our Attorney is authorised to delegate all his power hereunder in writing.

This mandate is granted in the interest of and as part of the security of [—] and is irrevocable.

This the  [—] day of [—], 2007.

___________________________

for and on behalf of
[—]

In the presence of:

___________________________

ANNEX II
LETTER OF ACCEPTANCE FOR SERVICE OF PROCESS PURPOSES

[NAME AND ADDRESS OF MORTGAGEE]

DATE: [—], 2007

Dear Sirs,

RE : m.v. "[—]"

I refer to the Amended and Restated Loan Agreement (the "Amended and Restated Loan Agreement") dated as of [—] (the "Amended and Restated Loan Agreement") among (i) OceanFreight Inc. as borrower (the "Borrower"), (ii) the Owner and the other companies named therein as joint and several guarantors (the "Guarantors"), (iii) the banks and financial institutions named therein as lenders (collectively, the "Lenders"), (iv) Nordea Bank Finland Plc, New York branch, as swap bank (the "Swap Bank"), (v) Nordea Bank Norge ASA, Grand Cayman branch, as Lead Arranger and Bookrunner, (vi) Bank of Scotland Plc, Piraeus Bank A.E. and Skandinaviska Enskilda Banken AB as Co-Arrangers, (vii) Nordea Bank Finland Plc, New York branch, Administrative Agent and (viii) Nordea Bank Finland Plc, New York branch, as security Trustee (the "Security Trustee") relating to a loan facility secured by a first priority mortgage in your favour over the above-captioned Vessel owned by the Owner. Words and expressions defined in the Amended and Restated Loan Agreement shall have the same meaning in this letter.

I am pleased to confirm that I accept my appointment as agent to receive service of process issued out of the Maltese courts on behalf of the Owner under Clause 15.4 of the Deed of Covenants dated the [—] and executed by the Owner in favour of yourselves and also promptly to forward to the relevant party or parties, at the address specified in said Deed, copies of any legal process, summons, notices or other documents received by the undersigned as mandatory for service as aforesaid, subject to the conditions that :

(a)           I will not be held personally responsible for any costs and/or fees connected with and incidental thereto; and

(b)           I will give you notice of any failure by the Owner to keep me in sufficient funds for the purpose of acting as agent for service of process in Malta and agree not to terminate my said appointment without giving you reasonable notice to pay such funds and a reasonable period to effect payment.

I hereby undertake to notify you forthwith in the event that I shall cease to be located at the address hereunder following and to advise you forthwith of any new address.

Yours faithfully,

In the presence of:

_______________________

2

Date [—]

[—]	OWNERS LIMITED as Owner

- and –

NORDEA BANK FINLAND PLC, NEW YORK BRANCH
as Security Trustee

_____________________________________________________

FIRST PREFERRED MARSHALL ISLANDS MORTGAGE
______________________________________________________

Relating to m.v. "[—]"
(Official Number [—])

WATSON, FARLEY & WILLIAMS (NEW YORK) LLP

INDEX

Clause		Page

1	DEFINITIONS AND INTERPRETATION	2

2	MORTGAGE	4

3	PAYMENT COVENANTS	6

4	REPRESENTATIONS AND WARRANTIES	6

5	INSURANCE COVENANTS	7

6	SHIP COVENANTS	13

7	PROTECTION OF SECURITY	18

8	ENFORCEABILITY AND SECURITY TRUSTEE'S POWERS	19

9	APPLICATION OF MONEYS	20

10	FURTHER ASSURANCES	20

11	POWER OF ATTORNEY	21

12	INCORPORATION OF AMENDED AND RESTATED LOAN AGREEMENT PROVISIONS	22

13	TOTAL AMOUNT, ETC.	22

14	SUPPLEMENTAL	22

15	LAW AND JURISDICTION	23

ACKNOWLEDGEMENT OF MORTGAGE		24

THIS FIRST PREFERRED MORTGAGE is made on  [—]
BY
(1)
[—] OWNERS LIMITED, a corporation incorporated in The Marshall Islands whose registered office is Trust Company Complex. Ajeltake Road, Ajeltake Island, Majuro, The Marshall Islands MH 96960 (the "Owner"),

IN FAVOR OF

(2)
NORDEA BANK FINLAND PLC, NEW YORK BRANCH, a banking institution acting though its office at 437 Madison Avenue, New York, NY 10022 as security trustee (the "Security Trustee", which expression includes its successors and assigns).

BACKGROUND

(A)	The Owner is the sole owner of the whole of the m.v. "[—]"documented under the laws and flag of The Marshall Islands with Official Number [—] of [—] gross registered tons and [—] net registered tons.

(B)
Pursuant to and subject to the conditions contained in an amended and restated loan agreement dated [—] (as the same may be amended or supplemented, the "Amended and Restated Loan Agreement") made among (i) OceanFreight Inc. as borrower (the "Borrower"), (ii) the Owner and the other companies named therein as joint and several guarantors (the "Guarantors"), (iii) the banks and financial institutions named therein as lenders (collectively, the "Lenders"), (iv) Nordea Bank Finland Plc, New York branch, as swap bank (the "Swap Bank"), (v) Nordea Bank Norge ASA, Grand Cayman branch, as Lead Arranger and Bookrunner, (vi) Bank of Scotland Plc, Piraeus Bank A.E. and Skandinaviska Enskilda Banken AB as Co-Arrangers, (vii) Nordea Bank Finland Plc, New York branch, as Administrative Agent and (viii) the Security Trustee, the Lenders agreed to make advances to the Borrower in an aggregate principal amount of up to THREE HUNDRED TWENTY-FIVE MILLION UNITED STATES DOLLARS (US$325,000,000) (the "Loan"). The Loan, interest thereon, fees and all expenses, costs and charges otherwise from time to time payable by the Borrower under the Amended and Restated Loan Agreement are to be repaid and paid, as the case may be, as provided in the Amended and Restated Loan Agreement and such provisions in the Amended and Restated Loan Agreement are incorporated herein by reference and made a part of this Mortgage. A copy of the form of Amended and Restated Loan Agreement, without the Schedules or Appendices thereto, is annexed to this Mortgage as an integral part hereof and marked as Exhibit A.

(C)
The obligation of the Borrower to repay the Loan is evidenced by secured promissory notes (the "Notes") of the Borrower, a copy of the form of each of which is annexed to this Mortgage as an integral part hereof and marked as Exhibit B.

(D)
By a master agreement (the "Master Agreement") on the 2002 ISDA Multicurrency Crossborder Form (as amended) dated October 1, 2007 and made between the Borrower and the Swap Bank, the Swap Bank agreed to enter into certain Transactions pursuant to separate Confirmations from time to time to hedge the exposure of the Borrower to interest rate fluctuations under the Amended and Restated Loan Agreement. A copy of the form of the Master Agreement is annexed to this Mortgage as an integral part hereof and marked as Exhibit C. The Borrower and the Swap Bank estimate that the aggregate maximum amount payable by the Borrower under the Master Agreement in event all Transactions entered into thereunder are terminated will not exceed EIGHTY-FOUR MILLION FIVE HUNDRED THOUSAND UNITED STATES DOLLARS (US$84,500,000).

(E)	Pursuant to Clause 11 of the Amended and Restated Loan Agreement, the Guarantors have jointly and severally guaranteed the Guaranteed Obligations.

(F)	Pursuant to Clause 26.1(b) of the Amended and Restated Loan Agreement, it was agreed that the Security Trustee would hold the Estate on trust for the Lenders and the Swap Bank.

(G)
It is one of the conditions precedent to the availability of the Loan under the Amended and Restated Loan Agreement that the Owner executes and delivers this Mortgage in favor of the Security Trustee as security for the Secured Liabilities and the performance and observance of and compliance with the covenants, terms and conditions contained in the Finance Documents.

(H)	The Owner has authorized the execution and delivery of this Mortgage under and pursuant to Chapter 3 of the Republic of The Marshall Islands Maritime Act 1990 as amended.

IT IS AGREED as follows:

1           DEFINITIONS AND INTERPRETATION

1.1	Defined expressions. Words and expressions defined in the Amended and Restated Loan Agreement shall have the same meanings when used in this Mortgage unless the context otherwise requires.

1.2	Definitions. In this Mortgage, unless the contrary intention appears:

"Environmental Claim" means

(a)	any claim by any governmental, judicial or regulatory authority which arises out of an Environmental Incident or an alleged Environmental Incident or which relates to any Environmental Law; or

(b)	any claim by any other person which relates to an Environmental Incident or to an alleged Environmental Incident,

and "claim" means a claim for damages, compensation, fines, penalties or any other payment of any kind, whether or not similar to the foregoing; an order or direction to take, or not to take, certain action or to desist from or suspend certain action; and any form of enforcement or regulatory action, including the arrest or attachment of any asset:

"Environmental Incident" means:

(a)           any release of Environmentally Sensitive Material from the Ship; or

2

(b)
any incident in which Environmentally Sensitive Material is released from a vessel other than the Ship and which involves a collision between the Ship and such other vessel or some other incident of navigation or operation, in either case, in connection with which the Ship is actually or potentially liable to be arrested, attached, detained or enjoined and/or the Ship or the Owner and/or any operator or manager of the Ship is at fault or allegedly at fault or otherwise liable to any legal or administrative action; or

(c)
any other incident in which Environmentally Sensitive Material is released otherwise than from the Ship and in connection with which the Ship is actually or potentially liable to be arrested and/or where the Owner and/or any operator or manager of the Ship is at fault or allegedly at fault or otherwise liable to any legal or administrative action;

"excess risks" means the proportion of claims for general average, salvage and salvage charges not recoverable under the hull and machinery policies in respect of the Ship in consequence of her insured value being less than the value at which the Ship is assessed for the purpose of such claims;

"insurances" means all insurances effected, or which the Owner is obliged to effect, under Clause 5 below or any other provision of this Mortgage or another Finance Document;

"Mortgaged Property" means the Ship, the Earnings, the insurances and any Requisition Compensation;

"protection and indemnity risks" means the usual risks covered by a protection and indemnity association managed in London, including pollution risks and the proportion (if any) of any sums payable to any other person or persons in case of collision which are not recoverable under the hull and machinery policies by reason of the incorporation therein of clause 1 of the Institute Time Clauses (Hulls) (1/10/83) or clause 8 of the Institute Time Clauses (Hulls) (1/11/1995) or the Institute Amended Running Down Clause (1/10/71) or any equivalent provision;

"Secured Liabilities" means all liabilities which the Owner or any other Obligor has at the date of this Mortgage or at any later time or times, to the Security Trustee or any other Credit Party under or in connection with any Finance Document or any judgment relating to any Finance Document; and for this purpose, there shall be disregarded any total or partial discharge of these liabilities, or variation of their terms, which is effected by, or in connection with, any bankruptcy, liquidation, arrangement or other procedure under the insolvency laws of any country; and

"Ship" means the vessel described in Recital (A) and includes any share or interest in that vessel and its engines, machinery, boats, tackle, outfit, spare gear, fuel, consumable or other stores, belongings and appurtenances whether on board or ashore and whether now owned or later acquired.

"war risks" includes the risk of mines and all risks excluded by clause 23 of the Institute Time Clauses (Hulls) (1/10/83) or clause 24 of the Institute Time Clauses (Hulls) (1/11/1995).

3

1.3	References to Majority Lenders. References in this Mortgage to an approval, consent, or requirement of the Majority Lenders include references to an approval, consent or requirement of:

(a)	the Agent or the Security Trustee acting with the authority of the Majority Lenders; or

(b)	the Security Trustee acting with the authority of the Agent acting, in turn, with the authority of the Majority Lenders.

1.4
Application of construction and interpretation provisions of Amended and Restated Loan Agreement. Clauses 1.2, 1.5 and 1.7 of the Amended and Restated Loan Agreement apply, with any necessary modifications, to this Mortgage.

1.5
Inconsistency between Amended and Restated Loan Agreement provisions and this Mortgage. This Mortgage shall be read together with the Amended and Restated Loan Agreement, but in case of any conflict between the Amended and Restated Loan Agreement and this Mortgage, the provisions of the Amended and Restated Loan Agreement shall prevail provided that this Mortgage shall always be governed by Marshall Islands law.

2	MORTGAGE

2.1
Mortgage. In consideration of the premises and other good and valuable consideration, the Owner grants, conveys, mortgages, pledges, confirms, assigns, transfers and sets over the whole of the Ship to the Security Trustee as security for:

(a)	the due and punctual payment of the Secured Liabilities; and

(b)	the performance and observance of and compliance with the covenants, terms and conditions contained in the Finance Documents to which the Owner is or is to be a party.

2.2
Extent of property mortgaged. This Mortgage shall not cover property other than the Ship as the term "Vessel" is used in Subdivision 2 of Section 308 of Chapter 3 of the Republic of The Marshall Islands Maritime Act 1990 as amended.

2.3	Void provisions. Any provision of this Mortgage construed as waiving the preferred status of this Mortgage shall, to such extent, be void and of no effect.

2.4	Continuing security. This Mortgage shall remain in force until the end of the Security Period as a continuing security and, in particular:

(a)	the Security Interests created by Clause 2.1 shall not be satisfied by any intermediate payment or satisfaction of the Secured Liabilities;

(b)
the Security Interests created by Clause 2.1, and the rights of the Security Trustee under this Mortgage, are only capable of being extinguished, limited or otherwise adversely affected by an express and specific term in a document signed by or on behalf of the Security Trustee;

(c)	no failure or delay by or on behalf of the Security Trustee to enforce or exercise a Security Interest created by Clause 2.1 or a right of the Security Trustee under this Mortgage, and no

4

act, course of conduct, acquiescence or failure to act (or to prevent the Owner from taking certain action) which is inconsistent with such a Security Interest or such a right shall preclude or estop the Security Trustee (either permanently or temporarily) from enforcing or exercising it; and

(d)	this Mortgage shall be additional to, and shall not in any way impair or be impaired by:

(i)	any other Security Interest whether in relation to property of the Owner or that of third party; or

(ii)	any other right of recourse as against the Owner or any third party,

which the Security Trustee or any other Credit Party now or subsequently has in respect of any of the Secured Liabilities.

2.5
No obligations imposed on Security Trustee. The Owner shall remain liable to perform all obligations connected with the Ship and the Security Trustee shall not, in any circumstances, have or incur any obligation of any kind in connection with the Ship.

2.6	Waiver of rights and defenses. The Owner shall neither be discharged by, nor have any claim against, any Credit Party in respect of:

(a)	any amendment or supplement being made to the Finance Documents;

(b)	any arrangement or concession (including a rescheduling or acceptance of partial payment relating to, or affecting, the Finance Documents;

(c)	any release or loss of any right or Security Interest created by the Finance Documents;

(d)	any failure promptly or properly to exercise or enforce any such right or Security Interest, including a failure to realize for its full market value an asset covered by such a Security Interest; or

(e)	any other Finance Document or any Security Interest now being or later becoming void, unenforceable, illegal or invalid or otherwise defective for any reason, including a neglect to register it.

2.7
Subordination of rights of Owner. All rights which the Owner at any time has with respect to this Mortgage against the Borrower, any other Obligor or their respective assets shall be fully subordinated to the rights of the Credit Parties under the Finance Documents, and in particular the Owner shall not:

(a)	claim, or in a bankruptcy of another Obligor prove for, any amount payable to the Owner by such Obligor, in respect of this Mortgage;

(b)	take or enforce any Security Interest for any such amount;

(c)	claim to set-off any such amount against any amount payable by the Owner to another; or

5

(d)	claim any subrogation or other right in respect of any Finance Document or any sum received or recovered by any Credit Party under a Finance Document.

2.8
Negative Pledge; disposal of assets. The Owner shall not sell, create any Security Interest not exclusively securing the Secured Liabilities over, or otherwise dispose of, the Ship or any right relating to the Ship.

2.9	Release of security. At the end of the Security Period, the Security Trustee shall, at the request and cost of the Owner, discharge this Mortgage.

3	PAYMENT COVENANTS

3.1	General. The Owner shall comply with the following provisions of this Clause 3 at all times during the Security Period.

3.2
Covenant to pay expenses etc. The Owner shall pay to the Security Trustee all such expenses, claims, liabilities, losses, costs, duties, fees, charges or other moneys as are stated in this Mortgage to be payable by the Owner to or recoverable from the Owner by the Security Trustee (or in respect of which the Owner agrees in this Mortgage to indemnify the Security Trustee) at the times and in the manner specified in this Mortgage.

3.3
Covenant to pay default interest. The Owner shall pay to the Security Trustee interest on any expenses, claims, liabilities, losses, costs, duties, fees, charges or other moneys referred to in Clause 3.2 from the date on which the relevant expense, claim, liability, loss, cost, duty, fee, charge or other money is paid or incurred by the Security Trustee (as well after as before judgment):

(a)	at the rate described in clause 6.2 of the Amended and Restated Loan Agreement;

(b)	compounded in accordance with clause 6.5 of the Amended and Restated Loan Agreement; and

(c)	on demand.

3.4
Covenant to pay other sums. The Owner shall pay to the Security Trustee each and every other sum of money which may be or become owing to the Security Trustee under the Amended and Restated Loan Agreement, this Mortgage and the other Finance Documents to which the Owner is or is to be a party at the times and in the manner specified in this Mortgage or in the other Finance Documents.

4	REPRESENTATIONS AND WARRANTIES

4.1	General. The Owner represents and warrants to the Security Trustee as follows.

4.2
Repetition of Amended and Restated Loan Agreement representations and warranties. The representations and warranties in Clause 9 of the Amended and Restated Loan Agreement remain true and not misleading as if repeated on the date of this Mortgage with reference to the circumstances now existing.

6

5	INSURANCE COVENANT

5.1
General. The Owner undertakes with the Security Trustee to comply with the following provisions of this Clause 5 at all times during the Security Period except as the Security Trustee may otherwise permit.

5.2	Maintenance of obligatory insurances. The Owner shall keep the Ship insured at its own expense against:

(a)	fire and usual marine risks (including hull and machinery and excess risks);

(b)	war risks (including protection and indemnity war risks);

(c)	protection and indemnity risks (including pollution risks and freight, demurrage and defense cover); and

(d)
any other risks against which the Security Trustee may advise or, on instruction of the Majority Lenders shall advise, having regard to practices and other circumstances prevailing at the relevant time, that it would be reasonable for the Owner to insure, as specified by the Security Trustee by notice to the Owner.

5.3	Terms of obligatory insurances. The Owner shall effect such insurance

(a)	in Dollars;

(b)
in the case of fire and usual marine risks and war risks, in an amount on an agreed value basis equal at all times to the greater of (i) the Fair Market Value of the Ship and (ii) an amount which, when aggregated with the insured value of the other Ships at the relevant time subject to a Mortgage, is not less than 120% of the aggregate amount of the Loan;

(c)
in the case of oil pollution liability risks, for an aggregate amount equal to the highest level of cover from time to time available under basic protection and indemnity club entry (with the international group of protection and indemnity clubs) and the international marine insurance market for vessels of similar age and type;

(d)	in relation to protection and indemnity risks in respect of the full value and tonnage of the Ship;

(e)	in the case of protection and indemnity war risks, in an amount equal to the amount for which the war risks under the hull policies are effected;

(f)	on terms approved by the Agent; and

(g)
through brokers and with insurance companies and/or underwriters or, in the case of war risks and protection and indemnity risks, in war risks and protection and indemnity risks associations, in each case approved by the Agent, and without prejudice to the Owner's obligation to obtain the prior approval of the Security Trustee, at all times with reputable international brokers, companies, underwriters and mutual insurance associations.

7

5.4	Further protections for the Credit Parties. In addition to the terms set out in Clause 5.3 the Owner shall procure that the obligatory insurances shall:

(a)
if so required by the Security Trustee (i) except in relation to risks referred to in Clause 5.2(c) and (d), name (or be amended to name) the Security Trustee and/or any other Credit Party as an additional named assured for its rights and interests, warranted no operational interest and with full waiver of rights of subrogation against the Security Trustee (and/or such other Credit Party), and (ii) in relation to risks referred to in Clause 5.2(c) and (d), name (or be amended to name) the Security Trustee and/or any other Credit Party as a co-assured or a co-assured under a misdirected arrows clause, but in all cases without the Security Trustee (and/or such other Credit Party) thereby being liable to pay (but having the right to pay) premiums, calls or other assessments in respect of such insurance;

(b)	name the Security Trustee as sole loss payee in accordance with the loss payable clause referred to in Clause 5.6(b) below and with such directions for payment as the Security Trustee may specify;

(c)	provide that all payments by or on behalf of the insurers under the obligatory insurances to the Security Trustee shall be made without set-off, counterclaim or deductions or condition whatsoever;

(d)
provide that the insurers shall waive, to the fullest extent permitted by applicable law, their entitlement (if any) (whether by statute, common law, equity, or otherwise) to be subrogated to the rights and remedies of the Security Trustee in respect of any rights or interests (secured or not) held by or available to the Security Trustee under the Finance Documents, until the Secured Liabilities shall have been fully repaid and discharged, except that the insurers shall not be restricted by the terms of this paragraph (d) from making personal claims against persons (other than the Owner or any Credit Party) in circumstances where the insurers have fully discharged their liabilities and obligations under the relevant obligatory insurances;

(e)	provide that such obligatory insurances shall be primary without right of contribution from other insurances which may be carried by the Security Trustee;

(f)	provide that the Security Trustee may make proof of loss if the Owner fails to do so;

(g)
provide that if any obligatory insurance is cancelled, or if any substantial change is made in the coverage which adversely affects the interest of the Security Trustee, or if any obligatory insurance is allowed to lapse for non-payment of premium, such cancellation, charge or lapse shall not be effective with respect to the Security Trustee for 14 days (or 7 days in the case of war risks) after receipt by the Security Trustee of prior written notice from the insurers of such cancellation, change or lapse; and

(h)
apply all sums receivable under the Insurances (other than in respect of a Total Loss and any Major Casualty, which shall be payable to the Security Trustee in accordance with the provisions of the Insurance Assignment) as are paid to the Owner for the purpose of making good the loss and fully repairing all damage in respect of which such sums shall have been received.

5.5	Renewal of obligatory insurances. The Owner shall:

8

(a)	at least 21 days before the expiry of any obligatory insurance effected by it:

(i)
notify the Security Trustee of (1) the brokers (or other insurers) and any protection and indemnity or war risks association through or with whom the Owner proposes to renew that insurance and (2) the proposed terms of renewal; and

(ii)	obtain the approval of the Security Trustee such consent not to be unreasonably withheld, to the matters referred to in paragraph (i) above;

(b)	at least 14 days before the expiry of any obligatory insurance effected by it, renew the insurance in accordance with the Security Trustee's approval pursuant to paragraph (a)(ii) above; and

(c)
procure that the brokers and/or the war risks and protection and indemnity associations with which such a renewal is effected shall promptly notify the Security Trustee in writing of the terms and conditions of the renewal.

5.6
Copies of policies; letters of undertaking. The Owner shall provide the Security Trustee with pro forma copies of all policies relating to the obligatory insurances which they are to effect or renew and of a letter or letters of undertaking in a form required by the Security Trustee including undertakings by the approved brokers that:

(a)
they will have endorsed on each policy, immediately upon issue, a loss payable clause and a notice of assignment in such form as the Security Trustee may require and complying with the provisions of Clause 5.4;

(b)	they will hold such policies, and the benefit of such insurances, to the order of the Security Trustee in accordance with the said loss payable clause;

(c)
they will advise the Security Trustee immediately of any material change to the terms of the obligatory insurances and will give the Security Trustee not less than five (5) days advance notice of intention to cancel such obligatory insurances;

(d)
they will notify the Security Trustee, not less than 14 days before the expiry of the obligatory insurances, in the event of their not having received notice of renewal instructions from the Owner or its agents and, in the event of their receiving instructions to renew, they will promptly notify the Security Trustee of the terms of the instructions; and

(e)
they will not set off against any sum recoverable in respect of a claim relating to the Ship under such obligatory insurances any premiums or other amounts due to them or any other person whether in respect of the Ship or otherwise, they waive any lien on the policies or, any sums received under them, which they might have in respect of such premiums or other amounts, and they will not cancel such obligatory insurances by reason of non-payment of such premiums or other amounts, and will arrange for a separate policy to be issued in respect of the Ship forthwith upon being so requested by the Security Trustee.

5.7	Copies of certificates of entry. The Owner shall ensure that any protection and indemnity and/or war risks associations in which the Ship is entered provides the Security Trustee with:

9

(a)	a copy certified by the Owner of the certificate of entry for the Ship;

(b)	a letter or letters of undertaking in such form as may be required by the Security Trustee; and

(c)
where required to be issued under the terms of insurance/indemnity provided by the Owner's protection and indemnity association, but only if and when so requested by the Security Trustee, a certified copy of each United States of America voyage quarterly declaration (or other similar document or documents) made by that Borrower in relation to such Ship in accordance with the requirements of such protection and indemnity association; and

(d)
a copy certified by the Owner of each certificate of financial responsibility for pollution by oil or other Environmentally Sensitive Material issued by the relevant certifying authority in relation to such Ship, but only if and when so requested by the Security Trustee.

5.8
Deposit of original policies. The Owner shall ensure that all policies relating to obligatory insurances effected by it are deposited with the approved brokers through which the insurances are effected or renewed.

5.9
Payment of premiums. The Owner shall punctually pay all premiums or other sums payable in respect of the obligatory insurances effected for the Ship and produce all relevant receipts when so required by the Security Trustee.

5.10	Guarantees. The Owner shall ensure that any guarantees required by a protection and indemnity or war risks association are promptly issued and remain in full force and effect.

5.11	Restrictions on employment. The Owner shall not employ the Ship, nor permit her to be employed, outside the cover provided by any obligatory insurances.

5.12
Compliance with terms of insurances. The Owner shall not do nor omit to do (nor permit to be done or not to be done) any act or thing which would or might render any obligatory insurance invalid, void, voidable or unenforceable or render any sum payable thereunder repayable in whole or in part; and, in particular:

(a)
the Owner shall take all necessary action and comply with all requirements which may from time to time be applicable to the obligatory insurances, and (without limiting the obligation contained in Clause 5.7(c)) ensure that the obligatory insurances are not made subject to any exclusions or qualifications to which the Security Trustee has not given its prior approval;

(b)	the Owner shall not make any changes relating to the classification or classification society or manager or operator of the Ship unless approved by the underwriters of the obligatory insurances;

(c)
the Owner shall make all quarterly or other voyage declarations which may be required by the protection and indemnity risks association to maintain cover for trading to the United States of America and Exclusive Economic Zone (as defined in the United States Oil Pollution Act 1990 or any other applicable legislation); and

(d)	the Owner shall not employ the Ship, nor allow it to be employed, otherwise than in conformity with the terms and conditions of the obligatory insurances, without first obtaining

10

the consent of the insurers and complying with any requirements (as to extra premium or otherwise) which the insurers specify.

5.13	Alteration to terms of insurances. The Owner shall not make nor agree to any alteration to the terms of any obligatory insurance nor waive any right relating to any obligatory insurance.

5.14
Settlement of claims. The Owner shall not settle, compromise or abandon any claim under any obligatory insurance for Total Loss or for a Major Casualty, and shall do all things necessary and provide all documents, evidence and information to enable the Security Trustee to collect or recover any moneys which at any time become payable in     respect of the obligatory insurances.

5.15	Provision of copies of communications. The Owner shall provide the Security Trustee at the time of each such communication, with copies of all written communications between the Owner and:

(a)	the approved brokers; and

(b)	the approved protection and indemnity and/or war risks associations; and

(c)	the approved insurance companies and/or underwriters,

which relate, in each case directly or indirectly to either any actual or threatened termination or material adverse change in the terms of any of the obligatory insurances or any recovery which, under the terms of any loss payable clause as referred to in Clause 5.6(b), shall or may be payable to the Security Trustee.

5.16
Provision of information. In addition, the Owner shall promptly provide the Security Trustee (or any persons which it may designate) with any information which the Security Trustee (or any such designated person) requests from time to time for the purpose of:

(a)	obtaining or preparing any report from an independent marine insurance broker as to the adequacy of the obligatory insurances effected or proposed to be effected; and/or

(b)	effecting, maintaining or renewing any such insurances as are referred to in Clause 5.17 below or dealing with or considering any matters relating to any such insurances,

and the Owner shall, forthwith upon demand, indemnify the Security Trustee in respect of all fees and other expenses incurred by or for the account of the Security Trustee in connection with any such report as is referred to in paragraph (a) above.

5.17
Mortgagee's interest and additional perils insurance. The Security Trustee shall (unless required otherwise by the Majority Lenders) from time to time to subscribe and thereafter maintain and renew all of the following insurances in such amounts, on such terms, through such insurers and generally in such manner as the Security Trustee may from time to time consider appropriate:

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(a)
a mortgagee's interest marine insurance covering the Ship and providing for the indemnification of the Credit Parties for any losses under or in connection with any Finance Document which directly or indirectly result from loss of or damage to the Ship covered by such insurance or a liability of such Ship or of the Owner, being a loss or damage which is prima facie covered by an obligatory insurance but in respect of which there is a nonpayment (or reduced payment) by the underwriters by reason of, or on the basis of an allegation concerning, among other things:

(i)
any act or omission on the part of the Owner, of any operator, charterer, manager or sub-manager of such Ship or of any officer, employee or agent of the Owner or of any such person, including any breach of warranty or condition or any non-disclosure relating to such obligatory insurance;

(ii)
any act or omission, whether deliberate, negligent or accidental, or any knowledge or privity of the Owner, any other person referred to in paragraph (i) above, or of any officer, employee or agent of the Owner or of such a person, including the casting away or damaging of such Ship and/or such Ship being unseaworthy; and/or

(iii)	any other matter capable of being insured against under a mortgagee's interest marine insurance policy whether or not similar to the foregoing; and

(b)
a mortgagee's interest additional perils policy providing for the indemnification of the Credit Parties against, among other things, any possible losses or other consequences of any Environmental Claim, including the risk of expropriation, arrest or any form of detention of the Ship and/or of any insurance recoveries which are or may be paid or payable under the obligatory insurances relative to the Ship covered by such insurance, or the imposition of any Security Interest over such Ship and/or any such insurances and/or any other matter capable of being insured against under a mortgagee's interest additional perils policy, and the Owner shall upon demand fully indemnify the Security Trustee in respect of all premiums and other reasonable expenses which are incurred in connection with or with a view to effecting, maintaining or renewing any such insurance or dealing with, or considering, any matter arising out of any such insurance.

5.18
Review of insurance requirements. The Security Trustee may and, on instruction of the Majority Lenders, shall review the requirements of this Clause 5 from time to time in order to take account of any changes in circumstances after the date of this Mortgage which are, in the opinion of the Security Trustee or any Lender significant and capable of affecting the Owner or the Ship and its or their insurance (including, without limitation, changes in the availability or the cost of insurance coverage or the risks to which the Owner may be subject.)

5.19
Modification of insurance requirements. The Security Trustee shall notify the Owner of any proposed modification under Clause 5.18 to the requirements of this Clause 5 which the Security Trustee, may or, on instruction of the Majority Lenders, shall reasonably consider appropriate in the circumstances and, after consultation and taking full account of the Owner's opinion, such modification shall take effect 14 days after the date it is notified in

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writing to the Owner as an amendment to this Clause 5 and shall bind the Owner accordingly.

6	SHIP COVENANT

6.1
General. The Owner shall comply with the following provisions of this Clause 6 at all times during the Security Period except as the Security Trustee, with the authority of the Majority Lenders, may otherwise permit (in the case of Clauses 6.2(a), 6.2(b), 6.13(b) and 6.13(f), such permission not to be unreasonably withheld).

6.2	Ship's name and registration. The Owner shall:

(a)	keep the Ship registered in its ownership under Marshall Islands flag;

(b)	not change the name or port of registry of the Ship; and

(c)	not do or allow to be done anything as a result of which such registration might be cancelled or imperiled.

6.3	Repair and classification. The Owner shall keep the Ship in a good and safe condition and state of repair:

(a)	consistent with first-class ship ownership and management practice;

(b)	so as to maintain the highest class with the Classification Society free of overdue recommendations and conditions of such Classification Society; and

(c)
so as to comply with all laws and regulations applicable to vessels registered in The Marshall Islands or to vessels trading to any jurisdiction to which the Ship may trade from time to time, including but not limited to the ISM Code, the ISPS Code, the ISM Code Documentation and the ISPS Code Documentation.

6.4	Classification society undertaking. The Owner shall instruct the Classification Society referred to in Clause 6.3(b) (and procure that the Classification Society undertakes with the Security Trustee):

(a)
to send to the Security Trustee, following receipt of a written request from the Security Trustee, certified true copies of all original class records held by the Classification Society in relation to the Ship;

(b)
to allow the Security Trustee (or its agents), at any time and from time to time, to inspect the original class and related records of the Owner and its Ship at the offices of the Classification Society and to take copies of them;

(c)	to notify the Security Trustee promptly in writing if the Classification Society:

(i)	receives notification from the Owner or any person that the Ship's Classification Society is to be changed; or

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(ii)
becomes aware of any facts or matters which may result in or have resulted in a change, suspension, discontinuance, withdrawal or expiry of the Ship's class under the rules or terms and conditions of the Owner's or the Ship's membership of the Classification Society;

(d)	following receipt of a written request from the Security Trustee:

(i)
to confirm that the Owner is not in default of any of its contractual obligations or liabilities to the Classification Society and, without limiting the foregoing, that it has paid in full all fees or other charges due and payable to the Classification Society; or

(ii)
if the Owner is in default of any of its contractual obligations or liabilities to the Classification Society, to specify to the Security Trustee in reasonable detail the facts and circumstances of such default, the consequences thereof, and any remedy period agreed or allowed by the Classification Society.

6 5
Modification. The Owner shall not make any modification or repairs to, or replacement of, the Ship owned by it or equipment installed on her which would or might materially alter the structure, type or performance characteristics of the Ship or materially reduce her value.

6.6
Removal of parts. The Owner shall not remove any material part of the Ship, or any item of equipment installed on, the Ship unless the part or item so removed is forthwith replaced by a suitable part or item which is in the same condition as or better condition than the part or item removed, is free from any Security Interest or any right in favour of any person other than the Security Trustee and becomes on installation on the Ship the property of the Owner and subject to the security constituted by this Mortgage; provided that the Owner may install equipment owned by a third party if the equipment can be removed without any risk of damage to the Ship.

6.7
Surveys. The Owner shall submit the Ship owned by it regularly to all periodical or other surveys which may be required for classification purposes and, if so required by the Majority Lenders, provide the Security Trustee (at the expense of the Owner) with copies of all survey reports.

6.8
Inspection. The Owner shall permit the Security Trustee (by surveyors or other persons appointed by it for that purpose) to board the Ship owned by it at all reasonable times to inspect her condition or to satisfy themselves about proposed or executed repairs and shall afford all proper facilities for such inspections. All fees and expenses incurred in relation to the appointment of surveyors shall be for the account of the Owner.

6.9	Prevention of and release from arrest. The Owner shall promptly discharge:

(a)	all liabilities which give or may give rise to maritime or possessory liens on or claim enforceable against the Ship, her Earnings or her Insurances;

(b)	all taxes, dues and other amounts charged in respect of the Ship, her Earnings or her Insurances; and

(c)	all other outgoings whatsoever in respect of the Ship, her Earnings or her Insurances,

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and, forthwith upon receiving notice of the arrest of the Ship, or of her detention in exercise or purported exercise of any lien or claim, the Owner shall procure her release by providing bail or otherwise as the circumstances may require.

6.10	Compliance with laws etc. The Owner and the Approved Manager shall:

(a)
comply, or procure compliance with the ISM Code, the ISPS Code, all Environmental Laws and all other laws or regulations relating to the Ship, its ownership, operation and management or to the business of the Owner;

(b)	not employ the Ship nor allow her employment in any manner contrary to any law or regulation in any relevant jurisdiction including but not limited to the ISM Code and the ISPS Code; and

(c)
in the event of hostilities in any part of the world (whether war is declared or not), not cause or permit the Ship to enter or trade to any zone which is declared a war zone by any government or by the Ship's war risks insurers unless the Owner has (at its expense) effected any special, additional or modified insurance cover required for it to enter or trade to any war zone.

6.11	Provision of information. The Owner shall promptly provide the Security Trustee with any information which the Security Trustee requests regarding:

(a)	the Ship, her employment, position and engagements;

(b)	the Earnings and payments and amounts due to the master and crew of the Ship;

(c)	any expenses incurred, or likely to be incurred, in connection with the operation, maintenance or repair of the Ship and any payments made in respect of the Ship;

(d)	any towages and salvages;

(e)	its compliance or the compliance of the Ship with the ISM Code and the ISPS Code,

and, upon the Security Trustee's request, provide copies of any current charter relating to the Ship and of any current charter guarantee, and copies of the ISM Code Documentation and the ISPS Code Documentation.

6.12	Notification of certain events. The Owner shall immediately notify the Security Trustee by letter of:

(a)	any casualty which is or is likely to be or to become a Major Casualty;

(b)	any occurrence as a result of which the Ship owned by it has become or is, by the passing of time or otherwise, likely to become a Total Loss;

(c)	any requirement or recommendation made by any insurer or classification society or by any competent authority which is not immediately complied with;

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(d)	any arrest or detention of the Ship, any exercise or purported exercise of any lien on the Ship or her Earnings or any requisition of the Ship for hire;

(e)	any intended dry docking of the Ship;

(f)	any Environmental Claim made against the Owner or in connection with the Ship, or any Environmental Incident;

(g)	any claim for breach of the ISM Code or the ISPS Code being made against the Owner, the Approved Manager or otherwise in connection with the Ship; or

(h)	any other matter, event or incident, actual or threatened, the effect of which will or could lead to the ISM Code or the ISPS Code not being complied with,

and the Owner shall keep the Security Trustee advised in writing on a regular basis and in such detail as the Security Trustee shall require of the Owner's, the Approved Manager's or any other person's response to any of those events or matters.

6.13	Restrictions on chartering, appointment of managers etc. The Owner shall not:

(a)	let its Ship on demise charter for any period;

(b)	let its Ship on terms whereby more than two (2) months' hire (or the equivalent) is payable in advance;

(c)	let its Ship below the market rate prevailing at the time when the Ship is fixed or on any other than arm's length terms;

(d)
let its Ship by demise charter, time charter, voyage charter or otherwise to any of its or the Borrower's subsidiaries or Affiliates or the Approved Manager (unless such Ship is contemporaneously sub-chartered at the prevailing market rate to a third party that is not a subsidiary or an Affiliate of such Guarantor or of the Borrower and such sub-charter and all rights thereunder are assigned to the Security Trustee as security for the Secured Liabilities);

(e)	appoint a manager of the Ship other than the Approved Manager or agree to any alteration to the terms of the Approved Manager's appointment;

(f)	de-activate or lay up the Ship owned by it;

(g)
put the Ship into the possession of any person for the purpose of work being done upon her in an amount exceeding or likely to exceed $800,000 (or the equivalent in any other currency) unless that person has first given to the Security Trustee and in terms satisfactory to it a written undertaking not to exercise any lien on the Ship or her Earnings for the cost of such work or otherwise; or

(h)
employ the Ship or permit her employment in any manner, trade or business which is forbidden by international law, or which is unlawful or illicit under the law of any relevant jurisdiction, or in carrying illicit or prohibited goods, or in any manner whatsoever which may render her liable to condemnation in a Prize Court, or to destruction, seizure, confiscation, penalty or sanctions and, in the event of hostilities in any part of the world

16

(whether war be declared or not), shall not employ the Ship or permit her employment in carrying any contraband goods or entry into or trade in any zone which is declared a war zone by any government or by the Ship's war risks insurers unless the Security Trustee shall have first given its consent thereto in writing and there shall have been effected by the Owner at its expense such special insurance cover as the Security Trustee may require.

6.14	Notice of Mortgage. The Owner shall

(a)
carry on board the Ship with its papers a certified copy of this Mortgage and cause that certified copy of this Mortgage to be exhibited to any person having business with the Ship which might give rise to a lien or the Ship other than a lien for crew's wages and salvage and to any representative of the Security Trustee on demand; and

(b)
place and maintain in a conspicuous place in the navigation room and the Master's cabin of the Ship a framed printed notice in plain type in English of such size that the paragraph of reading matter shall cover a space not less than 6 inches wide and 9 inches high reading as follows:

"NOTICE OF MORTGAGE

This Vessel is covered by a First Preferred Mortgage to Nordea Bank Finland Plc, New York Branch, as Security Trustee under authority of Chapter 3 of the Republic of The Marshall Islands Maritime Act 1990, as amended. Under the terms of the said Mortgage neither the Owner nor any Charterer nor the Master of this Vessel nor any other person has any right, power or authority to create, incur or permit to be imposed upon this Vessel any lien whatsoever other than for crew's wages and salvage."

6.15	Sharing of Earnings. The Owner shall not:

(a)	enter into any agreement or arrangement for the sharing of any Earnings;

(b)
enter into any agreement or arrangement for the postponement of any date on which any Earnings are due; the reduction of the amount of any Earnings or otherwise for the release or adverse alteration of any right of the Owner to any Earnings; or

(c)	enter into any agreement or arrangement for the release of, or adverse alteration to, any guarantee or Security Interest relating to any Earnings.

6.16
Payment of outgoings and evidence of payments. The Owner shall promptly pay all rolls, dues and other outgoings whatsoever in respect of the Ship and shall keep or procure there be kept proper books of account in respect of the Ship and the Earnings and, as and when the Security Trustee may so require, shall make such books available for inspection on behalf of the Security Trustee, and shall furnish satisfactory evidence that the wages and allotments and the insurance and pension contributions of the master and crew are being promptly and regularly paid and that all deductions from crew's wages in respect of any tax liability or otherwise as required by law are being properly accounted for and that the master has no claim for disbursements other than those incurred by him in the ordinary course of trading on the voyage then in progress.

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6.17
Encumbrances. Except for Permitted Security Interests, the Owner shall not without the prior written consent of the Security Trustee (and then only subject to such conditions as the Security Trustee may impose) mortgage, charge or otherwise encumber the Ship or any other part of the Mortgaged Property or permit the creation of any such mortgage, charge or other encumbrance otherwise than to or in favor of the Security Trustee.

6.18	Costs, indemnities and expenses. The Owner shall pay to the Security Trustee on its first demand all expenses which the Security Trustee has or will incur in or in connection with:

(a)
the protection, maintenance or enforcement of the security created by this Mortgage or the exercise by the Security Trustee of any of the powers vested in it by the Amended and Restated Loan Agreement, this Mortgage or any other Finance Document; and

(b)	the preparation, completion and registration or other perfection of this Mortgage and any other Finance Document or otherwise in connection with the Secured Liabilities and the security therefor.

6.19	Perfection of Mortgage. The Owner shall:

(a)
comply with and satisfy all the requirements and formalities established by the Republic of The Marshall Islands Maritime Act 1990 as amended and any other pertinent legislation of the Republic of The Marshall Islands to perfect this Mortgage as a legal, valid and enforceable first preferred mortgage and maritime lien upon the Ship; and

(b)	promptly provide the Security Trustee from time to time with evidence in such form as the Security Trustee requires that the Owner is complying with Clause 6.18(a).

6.20
Conveyance on default. The Owner undertakes, where the Ship is (or is to be) sold in exercise of any power contained in this Mortgage, to execute, forthwith upon request by the Security Trustee, such form of conveyance of the Ship as the Security Trustee may require.

7	PROTECTION OF SECURITY

7.1
Security Trustee's right to protect or maintain security. The Security Trustee may take any reasonable action which it may think fit for the purpose of protecting or maintaining the security created by this Mortgage or for any similar or related purpose.

7.2	Security Trustee's right to insure, repair etc. Without limiting the generality of Clause 7.1, if the Owner does not comply with Clause 5, the Security Trustee may:

(a)	effect, replace and renew any insurances;

(b)	arrange for the carrying out of such surveys and/or repairs of the Ship as it reasonably deems expedient or necessary; and

(c)
discharge any liabilities charged on the Ship, or otherwise relating to or affecting it, and/or take any measures which the Security Trustee may reasonably think expedient or necessary for the purpose of securing its release.

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8	ENFORCEABILITY AND SECURITY TRUSTEE'S POWERS

8.1
Right to enforce security. On the occurrence of an Event of Default which is continuing but without the necessity for any court order in any jurisdiction to the effect that an Event of Default has occurred or that the security constituted by this Mortgage has become enforceable, and irrespective of whether a notice has been served under Clause 14.2 of the Amended and Restated Loan Agreement:

(a)	the security constituted by this Mortgage shall immediately become enforceable;

(b)	the Security Trustee shall be entitled at any time or times to exercise the powers set out in Clause 8.2 and in any other Finance Document;

(c)
the Security Trustee shall be entitled at any time or times to exercise the powers possessed by it as mortgagee of the Ship conferred by the law of any country or territory the courts of which have or claim any jurisdiction in respect of the Owner or the Ship; and

(d)
the Security Trustee shall be entitled to exercise all the rights and remedies in foreclosure and otherwise given to mortgagees by applicable law including the provisions of Chapter 3 of the Republic of The Marshall Islands Maritime Act 1990, as amended.

8.2	Right to take possession, sell etc. On the occurrence of an Event of Default and whilst the same is continuing, the Security Trustee shall be entitled then or at any later time or times:

(a)
to take possession of the Ship whether actually or constructively and/or otherwise to take control of the Ship wherever the Ship may be and cause the Owner or any other person in possession of the Ship forthwith upon demand to surrender the Ship to the Security Trustee without legal process and without the Security Trustee or any other Credit Party being liable for any losses thereby caused or to account to the Owner in connection therewith;

(b)
to sell the Ship or any share in the Ship by public auction or private contract with or without the benefit of any charterparty or other contract for its employment, at any time, at any place and upon any terms (including, without limitation, on terms that all or any part or parts of the purchase price be satisfied by shares, loan stock or other securities and/or be left outstanding as a debt, whether secured or unsecured and whether carrying interest or not) which the Security Trustee may think fit, with power for the Security Trustee to purchase the Ship at any such public auction and to set off the purchase price against all or any part of the Secured Liabilities, with notice of such sale, whether by public auction or private contract, addressed to the Owner at its last known address, twenty (20) calendar days prior to the date fixed for entering into the contract for sale and by first publishing notice of any such public sale for ten (10) consecutive days, in daily newspapers of general circulation published in the City of New York, State of New York, and if the place of such sale should not be New York City, then also by publication of a similar notice in a daily newspaper, if any, published at the place of sale and in the event that the Vessel shall be offered by private contract, no newspaper publication of notice shall be required, nor notice of adjournment of sale;

(c)
to manage, insure, maintain and repair the Ship and to charter, employ, lay up or in any other manner whatsoever deal with the Ship in any manner, upon any terms and for any period which the Security Trustee may think fit, in all respects as if the Security Trustee were the

19

owner of the Ship and without the Security Trustee or any other Credit Party being responsible for any loss thereby incurred;

(d)
to collect, recover and give good discharge for any moneys or claims arising in relation to the Ship and to permit any brokers through whom collection or recovery is effected to charge the usual brokerage therefor;

(e)
to take over or commence or defend (if necessary using the name of the Owner) any claims or proceedings relating to, or affecting, the Ship which the Security Trustee may think fit and to abandon, release or settle in any way any such claims or proceedings; and

(f)	generally, to enter into any transaction or arrangement of any kind and to do anything in relation to the Ship which the Security Trustee may think fit.

8.3
No liability of Security Trustee. The Security Trustee shall not be obliged to check the nature or sufficiency of any payment received by it under this Mortgage or to preserve, exercise or enforce any right relating to the Ship.

9	APPLICATION OF MONEYS

9.1	General. All sums received by the Security Trustee:

(a)	in respect of sale of the Ship or any share in the Ship;

(b)	in respect of net profits arising out of the employment of the Ship pursuant to Clause 8.2(c); or

(c)	in respect of any other transaction or arrangement under Clauses 8.1 or 8.2,

shall be held by the Security Trustee upon trust in the first place to pay or discharge any expenses or liabilities (including any interest) which have been paid or incurred by the Security Trustee in or in connection with the exercise of its powers and to apply the balance in accordance with Clause 13 of the Amended and Restated Loan Agreement.

10	FURTHER ASSURANCE

10.1	Owner's obligation to execute further documents etc. The Owner shall:

(a)
execute and deliver to the Security Trustee (or as it may direct) any assignment, mortgage, power of attorney, proxy or other document, as the Security Trustee may, in any particular case, specify; and

(b)	effect any registration or notarizations, give any notice or take any other step,

which the Security Trustee may, by notice to the Owner, and with the consent of the Majority Lenders specify for any of the purposes described in Clause 10.2 or for any requisite similar or related purpose.

10.2     Purposes of further assurances. The purposes referred to in Clause 10.1 are:

20

(a)	validly and effectively to create any Security Interest or right of any kind which the Security Trustee intended should be created by or pursuant to this Mortgage;

(b)
to protect the priority, or increase the effectiveness, in any jurisdiction of any Security Interest which is created, or which the Security Trustee intended should be created, by or pursuant to this Mortgage;

(c)
to enable or assist the Security Trustee to sell or otherwise deal with the Ship, to transfer title to, or grant any interest or right relating to, the Ship or to exercise any power which is referred to in Clauses 8.1 or 8.2; or

(d)
to enable or assist the Security Trustee to enter into any transaction to commence, defend or conduct any proceedings and/or to take any other action relating to the Ship in any country or under the law of any country.

10.3
Terms of further assurances. The Security Trustee may (subject to the provisions of Clause 10.2) specify the terms of any document to be executed by the Owner under Clause 10.1, and those terms may include any covenants, undertakings, powers and provisions which the Security Trustee considers appropriate to protect its, and any other Credit Party's, interests.

10.4	Obligation to comply with notice. The Owner shall comply with a notice under Clause 10.1 by the date specified in the notice.

10.5
Additional corporate action. At the same time as the Owner delivers to the Security Trustee any document executed under Clause 10.1(a), the Owner shall also deliver to the Security Trustee a certificate signed by two (2) of the Owner's officers which shall:

(a)	set out the text of a resolution of the Owner's directors specifically authorizing the execution of the document specified by the Security Trustee; and

(b)
state that either the resolution was duly passed at a meeting of the directors validly convened and held throughout which a quorum of directors entitled to vote on the resolution was present or that the resolution has been signed by all the directors and is valid under the Owner's articles of incorporation or other constitutional documents.

11	POWER OF ATTORNEY

11.1
Appointment. For the purpose of securing the Security Trustee's interest in the Ship and the due and punctual performance the Owner's obligations to the Security Trustee under this Mortgage and every other Finance Document to which the Owner is or is to be a party, the Owner irrevocably and by way of security appoints the Security Trustee its attorney, on behalf of the Owner and in its name or otherwise, to execute or sign any document and do any act or thing which the Owner is obliged to do under any Finance Document provided that such power shall become exercisable only after the occurrence of an Event of Default which is continuing.

11.2	Ratification of actions of attorney. For the avoidance of doubt and without limiting the generality of Clause 11.1, the Owner confirms that Clause 11.1 authorizes the Security

21

Trustee to execute on its behalf a document ratifying any transaction or action which the Security Trustee has purported to enter into or to take and which the Security Trustee considers was or might have been outside its powers or otherwise invalid.

11.3
Delegation. The Security Trustee may sub-delegate to any person or persons all or any of the powers (including the discretions) conferred on the Security Trustee by Clauses 11.1 and/or 11.2, and may do so on terms authorizing successive sub-delegations.

12	INCORPORATION OF AMENDED AND RESTATED LOAN AGREEMENT PROVISIONS

12.1
Incorporation of specific provisions. The following provisions of the Amended and Restated Loan Agreement apply to this Mortgage as if they were expressly incorporated in this Mortgage with any necessary modifications:

Clause 17, no set-off or tax deduction;

Clause 20, variations and waivers;

Clause 21, notices; and

Clause 23, supplemental.

12.2
Incorporation of general provisions. Clause 12.1 is without prejudice to the application to this Mortgage of any provision of the Amended and Restated Loan Agreement which, by its terms, applies or relates to the Finance Documents generally or this Mortgage specifically.

13	TOTAL AMOUNT, ETC.

13.1
Total amount. For the purpose of recording this Mortgage as required by Chapter 3 of the Republic of The Marshall Islands Maritime Act 1990, as amended, the total amount of the direct and contingent obligations secured by this mortgage is US$409,500,000 of which (i) US$325,000,000 is in respect of the Loan, and (ii) US$84,500,000 is in respect of the Master Agreement, together with interest, fees, commissions and performance of mortgage covenants. The date of maturity of this Mortgage is on demand.

14	SUPPLEMENTAL

14.1
No restriction on other rights. Nothing in this Mortgage shall be taken to exclude or restrict any power, right or remedy which the Security Trustee or any other Credit Party may at any time have under:

(a)	any other Finance Document; or

(b)	the law of any country or territory the courts of which have or claim any jurisdiction in respect of the Owner or the Ship.

14.2	Exercise of other rights. The Security Trustee may exercise any right under this Mortgage before it or any other Credit Party has exercised any right referred to in Clause 14.1(a) or (b).

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14.3
Settlement or discharge conditional. Any settlement or discharge under this Mortgage between the Security Trustee or any other Credit Party and the Owner shall be conditional upon no security or payment to the Security Trustee or any other Credit Party by the Owner or any other person being set aside, adjusted or ordered to be repaid, whether under any insolvency law or otherwise.

15	LAW AND JURISDICTION

15.1	Marshall Islands law. This Mortgage shall be governed by, and construed in accordance with, Marshall Islands law.

15.2	Choice of forum. The Security Trustee reserves the rights:

(a)	to commence proceedings in relation to any matter which arises out of or in connection with this Mortgage in the courts of any country which have or claim jurisdiction to that matter; and

(b)
to commence such proceedings in the courts of any such country or countries concurrently with or in addition to proceedings in the Republic of The Marshall Islands or without commencing proceedings in the Republic of The Marshall Islands.

15.3
Action against Ship. The rights referred to in Clause 15.2 include the right of the Security Trustee to arrest and take action against the Ship at whatever place the Ship shall be found lying and for the purpose of any action which the Security Trustee may bring before the courts of that jurisdiction or other judicial authority and for the purpose of any action which the Security Trustee may bring against the Ship, any writ, notice, judgment or other legal process or documents may (without prejudice to any other method of service under applicable law) be served upon the Master of the Ship (or upon anyone acting as the Master) and such service shall be deemed good service on the Owner for all purposes.

15.4
Security Trustee's rights unaffected. Nothing in this Clause 15 shall exclude or limit any right which any Credit Party may have (whether under the law of any country, an international convention or otherwise) with regard to the bringing of proceedings, the service of process, the recognition or enforcement of a judgment or any similar or related matter in any jurisdiction.

15.5	Meaning of "proceedings". In this Clause 15, "proceedings" means proceedings of any kind, including an application for a provisional or protective measure.

THIS MORTGAGE has been executed by the duly authorized Attorney-in-Fact of the Owner on the date stated at the beginning of this Mortgage.

[—] OWNERS LIMITED

By: ______________________________ [—] Attorney-in-Fact

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ACKNOWLEDGEMENT OF MORTGAGE

STATE OF NEW YORK	)
) S.S.
COUNTY OF NEW YORK	)

On this ___ of [—], 2007 before me personally appeared [—], to me known, who being by me duly sworn did depose and say that he resides at [—]; that he is Attorney-in-Fact for [—] OWNERS LIMITED, the corporation described in and which executed the foregoing instrument; and that he signed his name thereto by order of the Board of Directors of said Corporation.

_______________________________ Notary Public

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Date [—] [—] as Owner - and -

NORDEA BANK FINLAND PLC, NEW YORK BRANCH
as Security Trustee

_____________________________________ FIRST PREFERRED LIBERIAN MORTGAGE _____________________________________

Relating to m.v. "[—]"
(Official Number [—])

WATSON, FARLEY & WILLIAMS (NEW YORK) LLP

INDEX

Clause		Page

1	DEFINITIONS AND INTERPRETATION	2

2	MORTGAGE	4

3	PAYMENT COVENANTS	6

4	REPRESENTATIONS AND WARRANTIES	6

5	INSURANCE COVENANTS	7

6	SHIP COVENANTS	13

7	PROTECTION OF SECURITY	18

8	ENFORCEABILITY AND SECURITY TRUSTEE'S POWERS	19

9	APPLICATION OF MONEYS	20

10	FURTHER ASSURANCES	20

11	POWER OF ATTORNEY	21

12	INCORPORATION OF AMENDED AND RESTATED LOAN AGREEMENT PROVISIONS	22

13	TOTAL AMOUNT, ETC.	22

14	SUPPLEMENTAL	22

15	LAW AND JURISDICTION	23

ACKNOWLEDGEMENT OF MORTGAGE		24

THIS FIRST PREFERRED MORTGAGE is made on [—]
BY

(1)	[—], a corporation incorporated in The Marshall Islands whose registered office is Trust Company Complex. Ajeltake Road, Ajeltake Island, Majuro, The Marshall Islands MH 96960 (the "Owner"),

IN FAVOR OF

(2)
NORDEA BANK FINLAND PLC, NEW YORK BRANCH, a banking institution acting though its office at 437 Madison Avenue, New York, NY 10022 as security trustee (the "Security Trustee", which expression includes its successors and assigns).

BACKGROUND

(A)
The Owner is the sole owner of the whole of the m.v "[—]" documented under the laws and flag of the Republic of Liberia with Official Number [—] of [—] gross registered tons and [—] net registered tons.

(B)
Pursuant to and subject to the conditions contained in an amended and restated loan agreement dated [—] (as the same may be amended or supplemented, the "Amended and Restated Loan Agreement") made among (i) OceanFreight Inc. as borrower (the "Borrower"), (ii) the Owner and the other companies named therein as joint and several guarantors (the "Guarantors"), (iii) the banks and financial institutions named therein as lenders (collectively, the "Lenders"), (iv) Nordea Bank Finland Plc, New York branch, as swap bank (the "Swap Bank"), (v) Nordea Bank Norge ASA, Grand Cayman branch, as Lead Arranger and Bookrunner, (vi) Bank of Scotland Plc, Piraeus Bank A.E. and Skandinaviska Enskilda Banken AB as Co-Arrangers, (vii) Nordea Bank Finland Plc, New York branch, as Administrative Agent and (viii) the Security Trustee, the Lenders agreed to make advances to the Borrower in an aggregate principal amount of up to THREE HUNDRED TWENTY-FIVE MILLION UNITED STATES DOLLARS (US$325,000,000) (the "Loan"). The Loan, interest thereon, fees and all expenses, costs and charges otherwise from time to time payable by the Borrower under the Amended and Restated Loan Agreement are to be repaid and paid, as the case may be, as provided in the Amended and Restated Loan Agreement and such provisions in the Amended and Restated Loan Agreement are incorporated herein by reference and made a part of this Mortgage. A copy of the form of Amended and Restated Loan Agreement, without the Schedules or Appendices thereto, is annexed to this Mortgage as an integral part hereof and marked as Exhibit A.

(C)
The obligation of the Borrower to repay the Loan is evidenced by secured promissory notes (the "Notes") of the Borrower, a copy of the form of each of which is annexed to this Mortgage as an integral part hereof and marked as Exhibit B.

(D)
By a master agreement (the "Master Agreement") on the 2002 ISDA Multicurrency Crossborder Form (as amended) dated [—], 2007 and made between the Borrower and the Swap Bank, the Swap Bank agreed to enter into certain Transactions pursuant to separate Confirmations from time to time to hedge the exposure of the Borrower to interest rate fluctuations under the Amended and Restated Loan Agreement. A copy of the form of the Master Agreement is annexed to this Mortgage as an integral part hereof and marked as Exhibit C. The Borrower and the Swap Bank estimate that the aggregate maximum amount payable by the Borrower under the Master Agreement in event all Transactions entered into thereunder are terminated will not exceed EIGHTY-FOUR MILLION FIVE HUNDRED THOUSAND UNITED STATES DOLLARS (US$84,500,000).

(E)	Pursuant to Clause 11 of the Amended and Restated Loan Agreement, the Guarantors have jointly and severally guaranteed the Guaranteed Obligations.

(F)	Pursuant to Clause 26.1(b) of the Amended and Restated Loan Agreement, it was agreed that the Security Trustee would hold the Estate on trust for the Lenders and the Swap Bank.

(G)
It is one of the conditions precedent to the availability of the Loan under the Amended and Restated Loan Agreement that the Owner executes and delivers this Mortgage in favor of the Security Trustee as security for the Secured Liabilities and the performance and observance of and compliance with the covenants, terms and conditions contained in the Finance Documents.

(H)	The Owner has authorized the execution and delivery of this Mortgage under and pursuant to Chapter 3 of Title 21 of the Liberian Code of Laws of 1956 as amended.

IT IS AGREED as follows:

1	DEFINITIONS AND INTERPRETATION

1.1	Defined expressions. Words and expressions defined in the Amended and Restated Loan Agreement shall have the same meanings when used in this Mortgage unless the context otherwise requires.

1.2	Definitions. In this Mortgage, unless the contrary intention appears:

"Environmental Claim" means

(a)	any claim by any governmental, judicial or regulatory authority which arises out of an Environmental Incident or an alleged Environmental Incident or which relates to any Environmental Law; or

(b)	any claim by any other person which relates to an Environmental Incident or to an alleged Environmental Incident,

and "claim" means a claim for damages, compensation, fines, penalties or any other payment of any kind, whether or not similar to the foregoing; an order or direction to take, or not to take, certain action or to desist from or suspend certain action; and any form of enforcement or regulatory action, including the arrest or attachment of any asset:

"Environmental Incident" means:

(a)	any release of Environmentally Sensitive Material from the Ship; or

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(b)
any incident in which Environmentally Sensitive Material is released from a vessel other than the Ship and which involves a collision between the Ship and such other vessel or some other incident of navigation or operation, in either case, in connection with which the Ship is actually or potentially liable to be arrested, attached, detained or enjoined and/or the Ship or the Owner and/or any operator or manager of the Ship is at fault or allegedly at fault or otherwise liable to any legal or administrative action; or

(c)
any other incident in which Environmentally Sensitive Material is released otherwise than from the Ship and in connection with which the Ship is actually or potentially liable to be arrested and/or where the Owner and/or any operator or manager of the Ship is at fault or allegedly at fault or otherwise liable to any legal or administrative action;

"excess risks" means the proportion of claims for general average, salvage and salvage charges not recoverable under the hull and machinery policies in respect of the Ship in consequence of her insured value being less than the value at which the Ship is assessed for the purpose of such claims;

"insurances" means all insurances effected, or which the Owner is obliged to effect, under Clause 5 below or any other provision of this Mortgage or another Finance Document;

"Mortgaged Property" means the Ship, the Earnings, the insurances and any Requisition Compensation;

"protection and indemnity risks" means the usual risks covered by a protection and indemnity association managed in London, including pollution risks and the proportion (if any) of any sums payable to any other person or persons in case of collision which are not recoverable under the hull and machinery policies by reason of the incorporation therein of clause 1 of the Institute Time Clauses (Hulls) (1/10/83) or clause 8 of the Institute Time Clauses (Hulls) (1/11/1995) or the Institute Amended Running Down Clause (1/10/71) or any equivalent provision;

"Secured Liabilities" means all liabilities which the Owner or any other Obligor has at the date of this Mortgage or at any later time or times, to the Security Trustee or any other Credit Party under or in connection with any Finance Document or any judgment relating to any Finance Document; and for this purpose, there shall be disregarded any total or partial discharge of these liabilities, or variation of their terms, which is effected by, or in connection with, any bankruptcy, liquidation, arrangement or other procedure under the insolvency laws of any country; and

"Ship" means the vessel described in Recital (A) and includes any share or interest in that vessel and its engines, machinery, boats, tackle, outfit, spare gear, fuel, consumable or other stores, belongings and appurtenances whether on board or ashore and whether now owned or later acquired.

"war risks" includes the risk of mines and all risks excluded by clause 23 of the Institute Time Clauses (Hulls) (1/10/83) or clause 24 of the Institute Time Clauses (Hulls) (1/11/1995).

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1.3	References to Majority Lenders. References in this Mortgage to an approval, consent, or requirement of the Majority Lenders include references to an approval, consent or requirement of:

(a)	the Agent or the Security Trustee acting with the authority of the Majority Lenders; or

(b)	the Security Trustee acting with the authority of the Agent acting, in turn, with the authority of the Majority Lenders.

1.4
Application of construction and interpretation provisions of Amended and Restated Loan Agreement. Clauses 1.2, 1.5 and 1.7 of the Amended and Restated Loan Agreement apply, with any necessary modifications, to this Mortgage.

1.5
Inconsistency between Amended and Restated Loan Agreement provisions and this Mortgage. This Mortgage shall be read together with the Amended and Restated Loan Agreement, but in case of any conflict between the Amended and Restated Loan Agreement and this Mortgage, the provisions of the Amended and Restated Loan Agreement shall prevail provided that this Mortgage shall always be governed by Liberian law.

2	MORTGAGE

2.1
Mortgage. In consideration of the premises and other good and valuable consideration, the Owner grants, conveys, mortgages, pledges, confirms, assigns, transfers and sets over the whole of the Ship to the Security Trustee as security for:

(a)	the due and punctual payment of the Secured Liabilities; and

(b)	the performance and observance of and compliance with the covenants, terms and conditions contained in the Finance Documents to which the Owner is or is to be a party.

2.2
Extent of property mortgaged. This Mortgage shall not cover property other than the Ship as the term "Vessel" is used in Subdivision 1 of Section 106 of Chapter 3 of the Liberian Code of Laws of 1956 as amended.

2.3	Void provisions. Any provision of this Mortgage construed as waiving the preferred status of this Mortgage shall, to such extent, be void and of no effect.

2.4	Continuing security. This Mortgage shall remain in force until the end of the Security Period as a continuing security and, in particular:

(a)	the Security Interests created by Clause 2.1 shall not be satisfied by any intermediate payment or satisfaction of the Secured Liabilities;

(b)
the Security Interests created by Clause 2.1, and the rights of the Security Trustee under this Mortgage, are only capable of being extinguished, limited or otherwise adversely affected by an express and specific term in a document signed by or on behalf of the Security Trustee;

(c)	no failure or delay by or on behalf of the Security Trustee to enforce or exercise a Security Interest created by Clause 2.1 or a right of the Security Trustee under this Mortgage, and no

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act, course of conduct, acquiescence or failure to act (or to prevent the Owner from taking certain action) which is inconsistent with such a Security Interest or such a right shall preclude or estop the Security Trustee (either permanently or temporarily) from enforcing or exercising it; and

(d)	this Mortgage shall be additional to, and shall not in any way impair or be impaired by:

(i)	any other Security Interest whether in relation to property of the Owner or that of a third party; or

(ii)	any other right of recourse as against the Owner or any third party,

which the Security Trustee or any other Credit Party now or subsequently has in respect of any of the Secured Liabilities.

2.5
No obligations imposed on Security Trustee. The Owner shall remain liable to perform all obligations connected with the Ship and the Security Trustee shall not, in any circumstances, have or incur any obligation of any kind in connection with the Ship.

2.6	Waiver of rights and defenses. The Owner shall neither be discharged by, nor have any claim against, any Credit Party in respect of:

(a)	any amendment or supplement being made to the Finance Documents;

(b)	any arrangement or concession (including a rescheduling or acceptance of partial payments) relating to, or affecting, the Finance Documents;

(c)	any release or loss of any right or Security Interest created by the Finance Documents;

(d)	any failure promptly or properly to exercise or enforce any such right or Security Interest, including a failure to realize for its full market value an asset covered by such a Security Interest; or

(e)	any other Finance Document or any Security Interest now being or later becoming void, unenforceable, illegal or invalid or otherwise defective for any reason, including a neglect to register it.

2.7
Subordination of rights of Owner. All rights which the Owner at any time has with respect to this Mortgage against the Borrower, any other Obligor or their respective assets shall be fully subordinated to the rights of the Credit Parties under the Finance Documents, and in particular the Owner shall not:

(a)	claim, or in a bankruptcy of another Obligor prove for, any amount payable to the Owner by such Obligor, in respect of this Mortgage;

(b)	take or enforce any Security Interest for any such amount;

(c)	claim to set-off any such amount against any amount payable by the Owner to another; or

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(d)	claim any subrogation or other right in respect of any Finance Document or any sum received or recovered by any Credit Party under a Finance Document.

2.8
Negative Pledge; disposal of assets. The Owner shall not sell, create any Security Interest not exclusively securing the Secured Liabilities over, or otherwise dispose of, the Ship or any right relating to the Ship.

2.9	Release of security. At the end of the Security Period, the Security Trustee shall, at the request and cost of the Owner, discharge this Mortgage.

3	PAYMENT COVENANTS

3.1	General. The Owner shall comply with the following provisions of this Clause 3 at all times during the Security Period.

3.2
Covenant to pay expenses etc. The Owner shall pay to the Security Trustee all such expenses, claims, liabilities, losses, costs, duties, fees, charges or other moneys as are stated in this Mortgage to be payable by the Owner to or recoverable from the Owner by the Security Trustee (or in respect of which the Owner agrees in this Mortgage to indemnify the Security Trustee) at the times and in the manner specified in this Mortgage.

3.3
Covenant to pay default interest. The Owner shall pay to the Security Trustee interest on any expenses, claims, liabilities, losses, costs, duties, fees, charges or other moneys referred to in Clause 3.2 from the date on which the relevant expense, claim, liability, loss, cost, duty, fee, charge or other money is paid or incurred by the Security Trustee (as well after as before judgment):

(a)	at the rate described in clause 6.2 of the Amended and Restated Loan Agreement;

(b)	compounded in accordance with clause 6.5 of the Amended and Restated Loan Agreement; and

(c)	on demand.

3.4
Covenant to pay other sums. The Owner shall pay to the Security Trustee each and every other sum of money which may be or become owing to the Security Trustee under the Amended and Restated Loan Agreement, this Mortgage and the other Finance Documents to which the Owner is or is to be a party at the times and in the manner specified in this Mortgage or in the other Finance Documents.

4	REPRESENTATIONS AND WARRANTIES

4.1	General. The Owner represents and warrants to the Security Trustee as follows.

4.2
Repetition of Amended and Restated Loan Agreement representations and warranties. The representations and warranties in Clause 9 of the Amended and Restated Loan Agreement remain true and not misleading as if repeated on the date of this Mortgage with reference to the circumstances now existing.

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5	INSURANCE COVENANTS

5.1
General. The Owner undertakes with the Security Trustee to comply with the following provisions of this Clause 5 at all times during the Security Period except as the Security Trustee may otherwise permit.

5.2	Maintenance of obligatory insurances. The Owner shall keep the Ship insured at its own expense against:

(a)	fire and usual marine risks (including hull and machinery and excess risks);

(b)	war risks (including protection and indemnity war risks);

(c)	protection and indemnity risks (including pollution risks and freight, demurrage and defense cover); and

(d)
any other risks against which the Security Trustee may advise or, on instruction of the Majority Lenders shall advise, having regard to practices and other circumstances prevailing at the relevant time, that it would be reasonable for the Owner to insure, as specified by the Security Trustee by notice to the Owner.

5.3	Terms of obligatory insurances. The Owner shall effect such insurances:

(a)	in Dollars;

(b)
in the case of fire and usual marine risks and war risks, in an amount on an agreed value basis equal at all times to the greater of (i) the Fair Market Value of the Ship and (ii) an amount which, when aggregated with the insured value of the other Ships at the relevant time subject to a Mortgage, is not less than 120% of the aggregate amount of the Loan;

(c)
in the case of oil pollution liability risks, for an aggregate amount equal to the highest level of cover from time to time available under basic protection and indemnity club entry (with the international group of protection and indemnity clubs) and the international marine insurance market for vessels of similar age and type;

(d)	in relation to protection and indemnity risks in respect of the full value and tonnage of the Ship;

(e)	in the case of protection and indemnity war risks, in an amount equal to the amount for which the war risks under the hull policies are effected;

(f)	on terms approved by the Agent; and

(g)
through brokers and with insurance companies and/or underwriters or, in the case of war risks and protection and indemnity risks, in war risks and protection and indemnity risks associations, in each case approved by the Agent, and without prejudice to the Owner's obligation to obtain the prior approval of the Security Trustee, at all times with reputable international brokers, companies, underwriters and mutual insurance associations.

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5.4	Further protections for the Credit Parties. In addition to the terms set out in Clause 5.3, the Owner shall procure that the obligatory insurances shall:

(a)
if so required by the Security Trustee (i) except in relation to risks referred to in Clause 5.2(c) and (d), name (or be amended to name) the Security Trustee and/or any other Credit Party as an additional named assured for its rights and interests, warranted no operational interest and with full waiver of rights of subrogation against the Security Trustee (and/or such other Credit Party), and (ii) in relation to risks referred to in Clause 5.2(c) and (d), name (or be amended to name) the Security Trustee and/or any other Credit Party as a co-assured or a co-assured under a misdirected arrows clause, but in all cases without the Security Trustee (and/or such other Credit Party) thereby being liable to pay (but having the right to pay) premiums, calls or other assessments in respect of such insurance;

(b)	name the Security Trustee as sole loss payee in accordance with the loss payable clause referred to in Clause 5.6(b) below and with such directions for payment as the Security Trustee may specify;

(c)	provide that all payments by or on behalf of the insurers under the obligatory insurances to the Security Trustee shall be made without set-off, counterclaim or deductions or condition whatsoever;

(d)
provide that the insurers shall waive, to the fullest extent permitted by applicable law, their entitlement (if any) (whether by statute, common law, equity, or otherwise) to be subrogated to the rights and remedies of the Security Trustee in respect of any rights or interests (secured or not) held by or available to the Security Trustee under the Finance Documents, until the Secured Liabilities shall have been fully repaid and discharged, except that the insurers shall not be restricted by the terms of this paragraph (d) from making personal claims against persons (other than the Owner or any Credit Party) in circumstances where the insurers have fully discharged their liabilities and obligations under the relevant obligatory insurances;

(e)	provide that such obligatory insurances shall be primary without right of contribution from other insurances which may be carried by the Security Trustee;

(f)	provide that the Security Trustee may make proof of loss if the Owner fails to do so;

(g)
provide that if any obligatory insurance is cancelled, or if any substantial change is made in the coverage which adversely affects the interest of the Security Trustee, or if any obligatory insurance is allowed to lapse for non-payment of premium, such cancellation, charge or lapse shall not be effective with respect to the Security Trustee for 14 days (or 7 days in the case of war risks) after receipt by the Security Trustee of prior written notice from the insurers of such cancellation, change or lapse; and

(h)
apply all sums receivable under the Insurances (other than in respect of a Total Loss and any Major Casualty, which shall be payable to the Security Trustee in accordance with the provisions of the Insurance Assignment) as are paid to the Owner for the purpose of making good the loss and fully repairing all damage in respect of which such sums shall have been received.

5.5	Renewal of obligatory insurances. The Owner shall:

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(a)	at least 21 days before the expiry of any obligatory insurance effected by it:

(i)
notify the Security Trustee of (1) the brokers (or other insurers) and any protection and indemnity or war risks association through or with whom the Owner proposes to renew that insurance and (2) the proposed terms of renewal; and

(ii)	obtain the approval of the Security Trustee such consent not to be unreasonably withheld, to the matters referred to in paragraph (i) above;

(b)	at least 14 days before the expiry of any obligatory insurance effected by it, renew the insurance in accordance with the Security Trustee's approval pursuant to paragraph (a)(ii) above; and

(c)
procure that the brokers and/or the war risks and protection and indemnity associations with which such a renewal is effected shall promptly notify the Security Trustee in writing of the terms and conditions of the renewal.

5.6
Copies of policies; letters of undertaking. The Owner shall provide the Security Trustee with pro forma copies of all policies relating to the obligatory insurances which they are to effect or renew and of a letter or letters of undertaking in a form required by the Security Trustee including undertakings by the approved brokers that:

(a)
they will have endorsed on each policy, immediately upon issue, a loss payable clause and a notice of assignment in such form as the Security Trustee may require and complying with the provisions of Clause 5.4;

(b)	they will hold such policies, and the benefit of such insurances, to the order of the Security Trustee in accordance with the said loss payable clause;

(c)
they will advise the Security Trustee immediately of any material change to the terms of the obligatory insurances and will give the Security Trustee not less than five (5) days advance notice of intention to cancel such obligatory insurances;

(d)
they will notify the Security Trustee, not less than 14 days before the expiry of the obligatory insurances, in the event of their not having received notice of renewal instructions from the Owner or its agents and, in the event of their receiving instructions to renew, they will promptly notify the Security Trustee of the terms of the instructions; and

(e)
they will not set off against any sum recoverable in respect of a claim relating to the Ship under such obligatory insurances any premiums or other amounts due to them or any other person whether in respect of the Ship or otherwise, they waive any lien on the policies or, any sums received under them, which they might have in respect of such premiums or other amounts, and they will not cancel such obligatory insurances by reason of non-payment of such premiums or other amounts, and will arrange for a separate policy to be issued in respect of the Ship forthwith upon being so requested by the Security Trustee.

5.7	Copies of certificates of entry. The Owner shall ensure that any protection and indemnity and/or war risks associations in which the Ship is entered provides the Security Trustee with:

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(a)	a copy certified by the Owner of the certificate of entry for the Ship;

(b)	a letter or letters of undertaking in such form as may be required by the Security Trustee; and

(c)
where required to be issued under the terms of insurance/indemnity provided by the Owner's protection and indemnity association, but only if and when so requested by the Security Trustee, a certified copy of each United States of America voyage quarterly declaration (or other similar document or documents) made by that Borrower in relation to such Ship in accordance with the requirements of such protection and indemnity association; and

(d)
a copy certified by the Owner of each certificate of financial responsibility for pollution by oil or other Environmentally Sensitive Material issued by the relevant certifying authority in relation to such Ship, but only if and when so requested by the Security Trustee.

5.8
Deposit of original policies. The Owner shall ensure that all policies relating to obligatory insurances effected by it are deposited with the approved brokers through which the insurances are effected or renewed.

5.9
Payment of premiums. The Owner shall punctually pay all premiums or other sums payable in respect of the obligatory insurances effected for the Ship and produce all relevant receipts when so required by the Security Trustee.

5.10	Guarantees. The Owner shall ensure that any guarantees required by a protection and indemnity or war risks association are promptly issued and remain in full force and effect.

5.11	Restrictions on employment. The Owner shall not employ the Ship, nor permit her to be employed, outside the cover provided by any obligatory insurances.

5.12
Compliance with terms of insurances. The Owner shall not do nor omit to do (nor permit to be done or not to be done) any act or thing which would or might render any obligatory insurance invalid, void, voidable or unenforceable or render any sum payable thereunder repayable in whole or in part; and, in particular:

(a)
the Owner shall take all necessary action and comply with all requirements which may from time to time be applicable to the obligatory insurances, and (without limiting the obligation contained in Clause 5.7(c)) ensure that the obligatory insurances are not made subject to any exclusions or qualifications to which the Security Trustee has not given its prior approval;

(b)	the Owner shall not make any changes relating to the classification or classification society or manager or operator of the Ship unless approved by the underwriters of the obligatory insurances;

(c)
the Owner shall make all quarterly or other voyage declarations which may be required by the protection and indemnity risks association to maintain cover for trading to the United States of America and Exclusive Economic Zone (as defined in the United States Oil Pollution Act 1990 or any other applicable legislation); and

(d)	the Owner shall not employ the Ship, nor allow it to be employed, otherwise than in conformity with the terms and conditions of the obligatory insurances, without first obtaining

10

the consent of the insurers and complying with any requirements (as to extra premium or otherwise) which the insurers specify.

5.13	Alteration to terms of insurances. The Owner shall not make nor agree to any alteration to the terms of any obligatory insurance nor waive any right relating to any obligatory insurance.

5.14
Settlement of claims. The Owner shall not settle, compromise or abandon any claim under any obligatory insurance for Total Loss or for a Major Casualty, and shall do all things necessary and provide all documents, evidence and information to enable the Security Trustee to collect or recover any moneys which at any time become payable in respect of the obligatory insurances.

5.15	Provision of copies of communications. The Owner shall provide the Security Trustee at the time of each such communication, with copies of all written communications between the Owner and:

(a)	the approved brokers; and

(b)	the approved protection and indemnity and/or war risks associations; and

(c)	the approved insurance companies and/or underwriters,

which relate, in each case directly or indirectly to either any actual or threatened termination or material adverse change in the terms of any of the obligatory insurances or any recovery which, under the terms of any loss payable clause as referred to in Clause 5.6(b), shall or may be payable to the Security Trustee.

5.16
Provision of information. In addition, the Owner shall promptly provide the Security Trustee (or any persons which it may designate) with any information which the Security Trustee (or any such designated person) requests from time to time for the purpose of

(a)	obtaining or preparing any report from an independent marine insurance broker as to the adequacy of the obligatory insurances effected or proposed to be effected; and/or

(b)	effecting, maintaining or renewing any such insurances as are referred to in Clause 5.17 below or dealing with or considering any matters relating to any such insurances,

and the Owner shall, forthwith upon demand, indemnify the Security Trustee in respect of all fees and other expenses incurred by or for the account of the Security Trustee in connection with any such report as is referred to in paragraph (a) above.

5.17
Mortgagee's interest and additional perils insurance. The Security Trustee shall (unless required otherwise by the Majority Lenders) from time to time to subscribe and thereafter maintain and renew all of the following insurances in such amounts, on such terms, through such insurers and generally in such manner as the Security Trustee may from time to time consider appropriate:

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(a)
a mortgagee's interest marine insurance covering the Ship and providing for the indemnification of the Credit Parties for any losses under or in connection with any Finance Document which directly or indirectly result from loss of or damage to the Ship covered by such insurance or a liability of such Ship or of the Owner, being a loss or damage which is prima facie covered by an obligatory insurance but in respect of which there is a nonpayment (or reduced payment) by the underwriters by reason of, or on the basis of an allegation concerning, among other things:

(i)
any act or omission on the part of the Owner, of any operator, charterer, manager or sub-manager of such Ship or of any officer, employee or agent of the Owner or of any such person, including any breach of warranty or condition or any non-disclosure relating to such obligatory insurance;

(ii)
any act or omission, whether deliberate, negligent or accidental, or any knowledge or privity of the Owner, any other person referred to in paragraph (i) above, or of any officer, employee or agent of the Owner or of such a person, including the casting away or damaging of such Ship and/or such Ship being unseaworthy; and/or

(iii)	any other matter capable of being insured against under a mortgagee's interest marine insurance policy whether or not similar to the foregoing; and

(b)
a mortgagee's interest additional perils policy providing for the indemnification of the Credit Parties against, among other things, any possible losses or other consequences of any Environmental Claim, including the risk of expropriation, arrest or any form of detention of the Ship and/or of any insurance recoveries which are or may be paid or payable under the obligatory insurances relative to the Ship covered by such insurance, or the imposition of any Security Interest over such Ship and/or any such insurances and/or any other matter capable of being insured against under a mortgagee's interest additional perils policy, and the Owner shall upon demand fully indemnify the Security Trustee in respect of all premiums and other reasonable expenses which are incurred in connection with or with a view to effecting, maintaining or renewing any such insurance or dealing with, or considering, any matter arising out of any such insurance.

5.18
Review of insurance requirements. The Security Trustee may and, on instruction of the Majority Lenders, shall review the requirements of this Clause 5 from time to time in order to take account of any changes in circumstances after the date of this Mortgage which are, in the opinion of the Security Trustee or any Lender significant and capable of affecting the Owner or the Ship and its or their insurance (including, without limitation, changes in the availability or the cost of insurance coverage or the risks to which the Owner may be subject.)

5.19
Modification of insurance requirements. The Security Trustee shall notify the Owner of any proposed modification under Clause 5.18 to the requirements of this Clause 5 which the Security Trustee, may or, on instruction of the Majority Lenders, shall reasonably consider appropriate in the circumstances and, after consultation and taking full account of the Owner's opinion, such modification shall take effect 14 days after the date it is notified in

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writing to the Owner as an amendment to this Clause 5 and shall bind the Owner accordingly.

6	SHIP COVENANTS

6.1
General. The Owner shall comply with the following provisions of this Clause 6 at all times during the Security Period except as the Security Trustee, with the authority of the Majority Lenders, may otherwise permit (in the case of Clauses 6.2(a), 6.2(b), 6.13(b) and 6.13(f), such permission not to be unreasonably withheld).

6.2	Ship's name and registration. The Owner shall:

(a)	keep the Ship registered in its ownership under the Liberian flag;

(b)	not change the name or port of registry of the Ship; and

(c)	not do or allow to be done anything as a result of which such registration might be cancelled or imperiled.

6.3	Repair and classification. The Owner shall keep the Ship in a good and safe condition and state of repair:

(a)	consistent with first-class ship ownership and management practice;

(b)	so as to maintain the highest class with the Classification Society free of overdue recommendations and conditions of such Classification Society; and

(c)
so as to comply with all laws and regulations applicable to vessels registered in Liberia or to vessels trading to any jurisdiction to which the Ship may trade from time to time, including but not limited to the ISM Code, the ISPS Code, the ISM Code Documentation and the ISPS Code Documentation.

6.4	Classification society undertaking. The Owner shall instruct the Classification Society referred to in Clause 6.3(b) (and procure that the Classification Society undertakes with the Security Trustee):

(a)
to send to the Security Trustee, following receipt of a written request from the Security Trustee, certified true copies of all original class records held by the Classification Society in relation to the Ship;

(b)
to allow the Security Trustee (or its agents), at any time and from time to time, to inspect the original class and related records of the Owner and its Ship at the offices of the Classification Society and to take copies of them;

(c)	to notify the Security Trustee promptly in writing if the Classification Society:

(i)	receives notification from the Owner or any person that the Ship's Classification Society is to be changed; or

13

(ii)
becomes aware of any facts or matters which may result in or have resulted in a change, suspension, discontinuance, withdrawal or expiry of the Ship's class under the rules or terms and conditions of the Owner's or the Ship's membership of the Classification Society;

(d)	following receipt of a written request from the Security Trustee:

(i)
to confirm that the Owner is not in default of any of its contractual obligations or liabilities to the Classification Society and, without limiting the foregoing, that it has paid in full all fees or other charges due and payable to the Classification Society; or

(ii)
if the Owner is in default of any of its contractual obligations or liabilities to the Classification Society, to specify to the Security Trustee in reasonable detail the facts and circumstances of such default, the consequences thereof, and any remedy period agreed or allowed by the Classification Society.

6.5
Modification. The Owner shall not make any modification or repairs to, or replacement of, the Ship owned by it or equipment installed on her which would or might materially alter the structure, type or performance characteristics of the Ship or materially reduce her value.

6.6
Removal of parts. The Owner shall not remove any material part of the Ship, or any item of equipment installed on, the Ship unless the part or item so removed is forthwith replaced by a suitable part or item which is in the same condition as or better condition than the part or item removed, is free from any Security Interest or any right in favour of any person other than the Security Trustee and becomes on installation on the Ship the property of the Owner and subject to the security constituted by this Mortgage; provided that the Owner may install equipment owned by a third party if the equipment can be removed without any risk of damage to the Ship.

6.7
Surveys. The Owner shall submit the Ship owned by it regularly to all periodical or other surveys which may be required for classification purposes and, if so required by the Majority Lenders, provide the Security Trustee (at the expense of the Owner) with copies of all survey reports.

6.8
Inspection. The Owner shall permit the Security Trustee (by surveyors or other persons appointed by it for that purpose) to board the Ship owned by it at all reasonable times to inspect her condition or to satisfy themselves about proposed or executed repairs and shall afford all proper facilities for such inspections. All fees and expenses incurred in relation to the appointment of surveyors shall be for the account of the Owner.

6.9	Prevention of and release from arrest. The Owner shall promptly discharge:

(a)	all liabilities which give or may give rise to maritime or possessory liens on or claims enforceable against the Ship, her Earnings or her Insurances;

(b)	all taxes, dues and other amounts charged in respect of the Ship, her Earnings or her Insurances; and

(c)	all other outgoings whatsoever in respect of the Ship, her Earnings or her Insurances,

14

and, forthwith upon receiving notice of the arrest of the Ship, or of her detention in exercise or purported exercise of any lien or claim, the Owner shall procure her release by providing bail or otherwise as the circumstances may require.

6.10	Compliance with laws etc. The Owner and the Approved Manager shall:

(a)
comply, or procure compliance with the ISM Code, the ISPS Code, all Environmental Laws and all other laws or regulations relating to the Ship, its ownership, operation and management or to the business of the Owner;

(b)	not employ the Ship nor allow her employment in any manner contrary to any law or regulation in any relevant jurisdiction including but not limited to the ISM Code and the ISPS Code; and

(c)
in the event of hostilities in any part of the world (whether war is declared or not), not cause or permit the Ship to enter or trade to any zone which is declared a war zone by any government or by the Ship's war risks insurers unless the Owner has (at its expense) effected any special, additional or modified insurance cover required for it to enter or trade to any war zone.

6.11	Provision of information. The Owner shall promptly provide the Security Trustee with any information which the Security Trustee requests regarding:

(a)	the Ship, her employment, position and engagements;

(b)	the Earnings and payments and amounts due to the master and crew of the Ship;

(c)	any expenses incurred, or likely to be incurred, in connection with the operation, maintenance or repair of the Ship and any payments made in respect of the Ship;

(d)	any towages and salvages;

(e)
its compliance or the compliance of the Ship with the ISM Code and the ISPS Code,

and, upon the Security Trustee's request, provide copies of any current charter relating to the Ship and of any current charter guarantee, and copies of the ISM Code Documentation and the ISPS Code Documentation.

6.12	Notification of certain events. The Owner shall immediately notify the Security Trustee by letter of:

(a)	any casualty which is or is likely to be or to become a Major Casualty;

(b)	any occurrence as a result of which the Ship owned by it has become or is, by the passing of time or otherwise, likely to become a Total Loss;

(c)	any requirement or recommendation made by any insurer or classification society or by any competent authority which is not immediately complied with;

15

(d)	any arrest or detention of the Ship, any exercise or purported exercise of any lien on the Ship or her Earnings or any requisition of the Ship for hire;

(e)	any intended dry docking of the Ship;

(f)	any Environmental Claim made against the Owner or in connection with the Ship, or any Environmental Incident;

(g)	any claim for breach of the ISM Code or the ISPS Code being made against the Owner, the Approved Manager or otherwise in connection with the Ship; or

(h)	any other matter, event or incident, actual or threatened, the effect of which will or could lead to the ISM Code or the ISPS Code not being complied with,

and the Owner shall keep the Security Trustee advised in writing on a regular basis and in such detail as the Security Trustee shall require of the Owner's, the Approved Manager's or any other person's response to any of those events or matters.

6.13	Restrictions on chartering, appointment of managers etc. The Owner shall not:

(a)	let its Ship on demise charter for any period;

(b)	let its Ship on terms whereby more than two (2) months' hire (or the equivalent) is payable in advance;

(c)	let its Ship below the market rate prevailing at the time when the Ship is fixed or on any other than arm's length terms;

(d)
let its Ship by demise charter, time charter, voyage charter or otherwise to any of its or the Borrower's subsidiaries or Affiliates or the Approved Manager (unless such Ship is contemporaneously sub-chartered at the prevailing market rate to a third party that is not a subsidiary or an Affiliate of such Guarantor or of the Borrower and such sub-charter and all rights thereunder are assigned to the Security Trustee as security for the Secured Liabilities);

(e)	appoint a manager of the Ship other than the Approved Manager or agree to any alteration to the terms of the Approved Manager's appointment;

(f)	de-activate or lay up the Ship owned by it;

(g)
put the Ship into the possession of any person for the purpose of work being done upon her in an amount exceeding or likely to exceed $800,000 (or the equivalent in any other currency) unless that person has first given to the Security Trustee and in terms satisfactory to it a written undertaking not to exercise any lien on the Ship or her Earnings for the cost of such work or otherwise; or

(h)
employ the Ship or permit her employment in any manner, trade or business which is forbidden by international law, or which is unlawful or illicit under the law of any relevant jurisdiction, or in carrying illicit or prohibited goods, or in any manner whatsoever which may render her liable to condemnation in a Prize Court, or to destruction, seizure, confiscation, penalty or sanctions and, in the event of hostilities in any part of the world

16

(whether war be declared or not), shall not employ the Ship or permit her employment in carrying any contraband goods or entry into or trade in any zone which is declared a war zone by any government or by the Ship's war risks insurers unless the Security Trustee shall have first given its consent thereto in writing and there shall have been effected by the Owner at its expense such special insurance cover as the Security Trustee may require.

6.14	Notice of Mortgage. The Owner shall:

(a)
carry on board the Ship with its papers a certified copy of this Mortgage and cause that certified copy of this Mortgage to be exhibited to any person having business with the Ship which might give rise to a lien or the Ship other than a lien for crew's wages and salvage and to any representative of the Security Trustee on demand; and

(b)
place and maintain in a conspicuous place in the navigation room and the Master's cabin of the Ship a framed printed notice in plain type in English of such size that the paragraph of reading matter shall cover a space not less than 6 inches wide and 9 inches high reading as follows:

"NOTICE OF MORTGAGE

This Vessel is covered by a First Preferred Mortgage to Nordea Bank Finland Plc, New York Branch, as Security Trustee under authority of the Liberian Code of Laws of 1956, as amended. Under the terms of the said Mortgage neither the Owner nor any Charterer nor the Master of this Vessel nor any other person has any right, power or authority to create, incur or permit to be imposed upon this Vessel any lien whatsoever other than for crew's wages and salvage."

6.15	Sharing of Earnings. The Owner shall not:

(a)	enter into any agreement or arrangement for the sharing of any Earnings;

(b)
enter into any agreement or arrangement for the postponement of any date on which any Earnings are due; the reduction of the amount of any Earnings or otherwise for the release or adverse alteration of any right of the Owner to any Earnings; or

(c)	enter into any agreement or arrangement for the release of, or adverse alteration to, any guarantee or Security Interest relating to any Earnings.

6.16
Payment of outgoings and evidence of payments. The Owner shall promptly pay all rolls, dues and other outgoings whatsoever in respect of the Ship and shall keep or procure there be kept proper books of account in respect of the Ship and the Earnings and, as and when the Security Trustee may so require, shall make such books available for inspection on behalf of the Security Trustee, and shall furnish satisfactory evidence that the wages and allotments and the insurance and pension contributions of the master and crew are being promptly and regularly paid and that all deductions from crew's wages in respect of any tax liability or otherwise as required by law are being properly accounted for and that the master has no claim for disbursements other than those incurred by him in the ordinary course of trading on the voyage then in progress.

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6.17
Encumbrances. Except for Permitted Security Interests, the Owner shall not without the prior written consent of the Security Trustee (and then only subject to such conditions as the Security Trustee may impose) mortgage, charge or otherwise encumber the Ship or any other part of the Mortgaged Property or permit the creation of any such mortgage, charge or other encumbrance otherwise than to or in favor of the Security Trustee.

6.18	Costs, indemnities and expenses. The Owner shall pay to the Security Trustee on its first demand all expenses which the Security Trustee has or will incur in or in connection with:

(a)
the protection, maintenance or enforcement of the security created by this Mortgage or the exercise by the Security Trustee of any of the powers vested in it by the Amended and Restated Loan Agreement, this Mortgage or any other Finance Document; and

(b)	the preparation, completion and registration or other perfection of this Mortgage and any other Finance Document or otherwise in connection with the Secured Liabilities and the security therefor.

6.19	Perfection of Mortgage. The Owner shall:

(a)
comply with and satisfy all the requirements and formalities established by the Chapter 3 of Title 21 of the Liberian Code of Laws of 1956 as amended and any other pertinent legislation of Liberia to perfect this Mortgage as a legal, valid and enforceable first preferred mortgage and maritime lien upon the Ship; and

(b)	promptly provide the Security Trustee from time to time with evidence in such form as the Security Trustee requires that the Owner is complying with Clause 6.18(a).

6.20
Conveyance on default. The Owner undertakes, where the Ship is (or is to be) sold in exercise of any power contained in this Mortgage, to execute, forthwith upon request by the Security Trustee, such form of conveyance of the Ship as the Security Trustee may require.

7	PROTECTION OF SECURITY

7.1
Security Trustee's right to protect or maintain security. The Security Trustee may take any reasonable action which it may think fit for the purpose of protecting or maintaining the security created by this Mortgage or for any similar or related purpose.

7.2	Security Trustee's right to insure, repair etc. Without limiting the generality of Clause 7.1, if the Owner does not comply with Clause 5, the Security Trustee may:

(a)	effect, replace and renew any insurances;

(b)	arrange for the carrying out of such surveys and/or repairs of the Ship as it reasonably deems expedient or necessary; and

(c)
discharge any liabilities charged on the Ship, or otherwise relating to or affecting it, and/or take any measures which the Security Trustee may reasonably think expedient or necessary for the purpose of securing its release.

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8	ENFORCEABILITY AND SECURITY TRUSTEE'S POWERS

8.1
Right to enforce security. On the occurrence of an Event of Default which is continuing but without the necessity for any court order in any jurisdiction to the effect that an Event of Default has occurred or that the security constituted by this Mortgage has become enforceable, and irrespective of whether a notice has been served under Clause 14.2 of the Amended and Restated Loan Agreement:

(a)	the security constituted by this Mortgage shall immediately become enforceable;

(b)	the Security Trustee shall be entitled at any time or times to exercise the powers set out in Clause 8.2 and in any other Finance Document;

(c)
the Security Trustee shall be entitled at any time or times to exercise the powers possessed by it as mortgagee of the Ship conferred by the law of any country or territory the courts of which have or claim any jurisdiction in respect of the Owner or the Ship; and

(d)
the Security Trustee shall be entitled to exercise all the rights and remedies in foreclosure and otherwise given to mortgagees by applicable law including the provisions of Chapter 3 of Title 21 of the Liberian Code of Laws of 1956, as amended.

8.2	Right to take possession, sell etc. On the occurrence of an Event of Default and whilst the same is continuing, the Security Trustee shall be entitled then or at any later time or times:

(a)
to take possession of the Ship whether actually or constructively and/or otherwise to take control of the Ship wherever the Ship may be and cause the Owner or any other person in possession of the Ship forthwith upon demand to surrender the Ship to the Security Trustee without legal process and without the Security Trustee or any other Credit Party being liable for any losses thereby caused or to account to the Owner in connection therewith;

(b)
to sell the Ship or any share in the Ship by public auction or private contract with or without the benefit of any charterparty or other contract for its employment, at any time, at any place and upon any terms (including, without limitation, on terms that all or any part or parts of the purchase price be satisfied by shares, loan stock or other securities and/or be left outstanding as a debt, whether secured or unsecured and whether carrying interest or not) which the Security Trustee may think fit, with power for the Security Trustee to purchase the Ship at any such public auction and to set off the purchase price against all or any part of the Secured Liabilities, with notice of such sale, whether by public auction or private contract, addressed to the Owner at its last known address, twenty (20) calendar days prior to the date fixed for entering into the contract for sale and by first publishing notice of any such public sale for ten (10) consecutive days, in daily newspapers of general circulation published in the City of New York, State of New York, and if the place of such sale should not be New York City, then also by publication of a similar notice in a daily newspaper, if any, published at the place of sale and in the event that the Vessel shall be offered by private contract, no newspaper publication of notice shall be required, nor notice of adjournment of sale;

(c)
to manage, insure, maintain and repair the Ship and to charter, employ, lay up or in any other manner whatsoever deal with the Ship in any manner, upon any terms and for any period which the Security Trustee may think fit, in all respects as if the Security Trustee were the

19

owner of the Ship and without the Security Trustee or any other Credit Party being responsible for any loss thereby incurred;

(d)
to collect, recover and give good discharge for any moneys or claims arising in relation to the Ship and to permit any brokers through whom collection or recovery is effected to charge the usual brokerage therefor;

(e)
to take over or commence or defend (if necessary using the name of the Owner) any claims or proceedings relating to, or affecting, the Ship which the Security Trustee may think fit and to abandon, release or settle in any way any such claims or proceedings; and

(f)	generally, to enter into any transaction or arrangement of any kind and to do anything in relation to the Ship which the Security Trustee may think fit.

8.3
No liability of Security Trustee. The Security Trustee shall not be obliged to check the nature or sufficiency of any payment received by it under this Mortgage or to preserve, exercise or enforce any right relating to the Ship.

9	APPLICATION OF MONEYS

9.1	General. All sums received by the Security Trustee:

(a)	in respect of sale of the Ship or any share in the Ship;

(b)	in respect of net profits arising out of the employment of the Ship pursuant to Clause 8.2(c); or

(c)	in respect of any other transaction or arrangement under Clauses 8.1 or 8.2,

shall be held by the Security Trustee upon trust in the first place to pay or discharge any expenses or liabilities (including any interest) which have been paid or incurred by the Security Trustee in or in connection with the exercise of its powers and to apply the balance in accordance with Clause 13 of the Amended and Restated Loan Agreement.

10	FURTHER ASSURANCES

10.1	Owner's obligation to execute further documents etc. The Owner shall:

(a)
execute and deliver to the Security Trustee (or as it may direct) any assignment, mortgage, power of attorney, proxy or other document, as the Security Trustee may, in any particular case, specify; and

(b)	effect any registration or notarizations, give any notice or take any other step,

which the Security Trustee may, by notice to the Owner, and with the consent of the Majority Lenders specify for any of the purposes described in Clause 10.2 or for any requisite similar or related purpose.

10.2	Purposes of further assurances. The purposes referred to in Clause 10.1 are:

20

(a)	validly and effectively to create any Security Interest or right of any kind which the Security Trustee intended should be created by or pursuant to this Mortgage;

(b)
to protect the priority, or increase the effectiveness, in any jurisdiction of any Security Interest which is created, or which the Security Trustee intended should be created, by or pursuant to this Mortgage;

(c)
to enable or assist the Security Trustee to sell or otherwise deal with the Ship, to transfer title to, or grant any interest or right relating to, the Ship or to exercise any power which is referred to in Clauses 8.1 or 8.2; or

(d)
to enable or assist the Security Trustee to enter into any transaction to commence, defend or conduct any proceedings and/or to take any other action relating to the Ship in any country or under the law of any country.

10.3
Terms of further assurances. The Security Trustee may (subject to the provisions of Clause 10.2) specify the terms of any document to be executed by the Owner under Clause 10.1, and those terms may include any covenants, undertakings, powers and provisions which the Security Trustee considers appropriate to protect its, and any other Credit Party's, interests.

10.4	Obligation to comply with notice. The Owner shall comply with a notice under Clause 10.1 by the date specified in the notice.

10.5
Additional corporate action. At the same time as the Owner delivers to the Security Trustee any document executed under Clause 10.1(a), the Owner shall also deliver to the Security Trustee a certificate signed by two (2) of the Owner's officers which shall:

(a)	set out the text of a resolution of the Owner's directors specifically authorizing the execution of the document specified by the Security Trustee; and

(b)
state that either the resolution was duly passed at a meeting of the directors validly convened and held throughout which a quorum of directors entitled to vote on the resolution was present or that the resolution has been signed by all the directors and is valid under the Owner's articles of incorporation or other constitutional documents.

11	POWER OF ATTORNEY

11.1
Appointment. For the purpose of securing the Security Trustee's interest in the Ship and the due and punctual performance the Owner's obligations to the Security Trustee under this Mortgage and every other Finance Document to which the Owner is or is to be a party, the Owner irrevocably and by way of security appoints the Security Trustee its attorney, on behalf of the Owner and in its name or otherwise, to execute or sign any document and do any act or thing which the Owner is obliged to do under any Finance Document provided that such power shall become exercisable only after the occurrence of an Event of Default which is continuing.

11.2	Ratification of actions of attorney. For the avoidance of doubt and without limiting the generality of Clause 11.1, the Owner confirms that Clause 11.1 authorizes the Security

21

Trustee to execute on its behalf a document ratifying any transaction or action which the Security Trustee has purported to enter into or to take and which the Security Trustee considers was or might have been outside its powers or otherwise invalid.

11.3
Delegation. The Security Trustee may sub-delegate to any person or persons all or any of the powers (including the discretions) conferred on the Security Trustee by Clauses 11.1 and/or 11.2, and may do so on terms authorizing successive sub-delegations.

12	INCORPORATION OF AMENDED AND RESTATED LOAN AGREEMENT PROVISIONS

12.1
Incorporation of specific provisions. The following provisions of the Amended and Restated Loan Agreement apply to this Mortgage as if they were expressly incorporated in this Mortgage with any necessary modifications:

Clause 17, no set-off or tax deduction;

Clause 20, variations and waivers;

Clause 21, notices; and

Clause 23, supplemental.

12.2
Incorporation of general provisions. Clause 12.1 is without prejudice to the application to this Mortgage of any provision of the Amended and Restated Loan Agreement which, by its terms, applies or relates to the Finance Documents generally or this Mortgage specifically.

13	TOTAL AMOUNT, ETC.

13.1
Total amount. For the purpose of recording this Mortgage as required by Chapter 3 of Title 21 of the Liberian Code of Laws of 1956, as amended, the total amount of the direct and contingent obligations secured by this mortgage is US$409,500,000 of which (i) US$325,000,000 is in respect of the Loan, and (ii) US$84,500,000 is in respect of the Master Agreement, together with interest, fees, commissions and performance of mortgage covenants. The date of maturity of this Mortgage is on demand.

14	SUPPLEMENTAL

14.1
No restriction on other rights. Nothing in this Mortgage shall be taken to exclude or restrict any power, right or remedy which the Security Trustee or any other Credit Party may at any time have under:

(a)	any other Finance Document; or

(b)	the law of any country or territory the courts of which have or claim any jurisdiction in respect of the Owner or the Ship.

14.2	Exercise of other rights. The Security Trustee may exercise any right under this Mortgage before it or any other Credit Party has exercised any right referred to in Clause 14.1(a) or (b).

22

14.3
Settlement or discharge conditional. Any settlement or discharge under this Mortgage between the Security Trustee or any other Credit Party and the Owner shall be conditional upon no security or payment to the Security Trustee or any other Credit Party by the Owner or any other person being set aside, adjusted or ordered to be repaid, whether under any insolvency law or otherwise.

15	LAW AND JURISDICTION

15.1	Liberian law. This Mortgage shall be governed by, and construed in accordance with, Liberian law.

15.2	Choice of forum. The Security Trustee reserves the rights:

(a)	to commence proceedings in relation to any matter which arises out of or in connection with this Mortgage in the courts of any country which have or claim jurisdiction to that matter; and

(b)	to commence such proceedings in the courts of any such country or countries concurrently with or in addition to proceedings in Liberia or without commencing proceedings in Liberia.

15.3
Action against Ship. The rights referred to in Clause 15.2 include the right of the Security Trustee to arrest and take action against the Ship at whatever place the Ship shall be found lying and for the purpose of any action which the Security Trustee may bring before the courts of that jurisdiction or other judicial authority and for the purpose of any action which the Security Trustee may bring against the Ship, any writ, notice, judgment or other legal process or documents may (without prejudice to any other method of service under applicable law) be served upon the Master of the Ship (or upon anyone acting as the Master) and such service shall be deemed good service on the Owner for all purposes.

15.4
Security Trustee's rights unaffected. Nothing in this Clause 15 shall exclude or limit any right which any Credit Party may have (whether under the law of any country, an international convention or otherwise) with regard to the bringing of proceedings, the service of process, the recognition or enforcement of a judgment or any similar or related matter in any jurisdiction.

15.5	Meaning of "proceedings". In this Clause 15, "proceedings" means proceedings of any kind, including an application for a provisional or protective measure.

THIS MORTGAGE has been executed by the duly authorized Attorney-in-Fact of the Owner on the date stated at the beginning of this Mortgage.

[—]

By:  __________________________

[—]

Attorney-in-Fact

23

ACKNOWLEDGEMENT OF MORTGAGE

STATE OF NEW YORK	)
) S.S.
COUNTY OF NEW YORK	)

On this _________ of [—]  2007 before me personally appeared [—], to me known, who being by me duly sworn did depose and say that he resides at [—]; that he is Attorney-in-Fact for [—], the corporation described in and which executed the foregoing instrument; and that he signed his name thereto by order of the Board of Directors of said Corporation.

_____________________________
Notary Public

24

Date: [—]

[—]

as Owner

- and -

NORDEA BANK FINLAND PLC, NEW YORK BRANCH
as Security Trustee

___________________________________________________

FIRST PRIORITY PANAMANIAN NAVAL MORTGAGE
___________________________________________________

Relating to m.v. "[—]"
(Patente Number [—])

WATSON, FARLEY & WILLIAMS (NEW YORK) LLP

INDEX

Clause		Page
1	DEFINITIONS AND INTERPRETATION	2
2	MORTGAGE	4
3	PAYMENT COVENANTS	6
4	REPRESENTATIONS AND WARRANTIES	7
5	INSURANCE COVENANTS	7
6	SHIP COVENANTS	13
7	PROTECTION OF SECURITY	19
8	ENFORCEABILITY AND SECURITY TRUSTEE'S POWERS	19
9	APPLICATION OF MONEYS	21
10	FURTHER ASSURANCES	21
11	POWER OF ATTORNEY	22
12	INCORPORATION OF AMENDED AND RESTATED AMENDED AND RESTATED LOAN AGREEMENT PROVISIONS	22
13	REPRESENTATIVES IN PANAMA	23
14	TOTAL AMOUNT, ETC.	23
15	SUPPLEMENTAL	23
16	LAW AND JURISDICTION	24

THIS FIRST PRIORITY PANAMANIAN NAVAL MORTGAGE is made on [—]

BY

(1)	[—], a corporation incorporated in The Marshall Islands whose registered office is Trust Company Complex. Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960 (the "Owner"),

IN FAVOR OF

(2)
NORDEA BANK FINLAND PLC, NEW YORK BRANCH, a banking institution acting though its office at 437 Madison Avenue, New York, NY 10022 as security trustee pursuant to terms of the Amended and Restated Amended and Restated Loan Agreement which is described in the recitals below (the "Security Trustee", which expression includes its successors and assigns).

BACKGROUND

(A)
The Owner is the sole owner of the whole of the m.v. "[—]" registered under the law and flag of the Republic of Panama with Official Number [—] of [—] gross registered tons and [—] net registered tons, as more fully described in the definition of the term "Ship".

(B)
Pursuant to and subject to the conditions contained in an amended and restated loan agreement dated [—] (as the same may be amended or supplemented, the "Amended and Restated Loan Agreement") made among (i) OceanFreight Inc. as borrower (the "Borrower"), (ii) the Owner and the other companies named therein as joint and several guarantors (the "Guarantors"), (iii) the banks and financial institutions named therein as lenders (collectively, the "Lenders"), (iv) Nordea Bank Finland Plc, New York branch, as swap bank (the "Swap Bank"), (v) Nordea Bank Norge ASA, Grand Cayman branch, as Lead Arranger and Bookrunner, (vi) Bank of Scotland Plc, Piraeus Bank A.E. and Skandinaviska Enskilda Banken AB as Co-Arrangers, (vii) Nordea Bank Finland Plc, New York branch, Administrative Agent and (viii) the Security Trustee, the Lenders agreed to make advances to the Borrower in an aggregate principal amount of up to THREE HUNDRED TWENTY-FIVE MILLION UNITED STATES DOLLARS (US$325,000,000) (the "Loan"). The Loan, interest thereon, fees and all expenses, costs and charges otherwise from time to time payable by the Borrower under the Amended and Restated Amended and Restated Loan Agreement are to be repaid and paid, as the case may be, as provided in the Amended and Restated Amended and Restated Loan Agreement and such provisions in the Amended and Restated Amended and Restated Loan Agreement are incorporated herein by reference and made a part of this Mortgage. A copy of the form of Amended and Restated Amended and Restated Loan Agreement, without the Schedules or Appendices thereto, is annexed to this Mortgage as an integral part hereof and marked as Exhibit A.

(C)
The obligation of the Borrower to repay the Loan is evidenced by secured promissory notes (the "Notes") of the Borrower, a copy of the form of each of which is annexed to this Mortgage as an integral part hereof and marked as Exhibit B.

(D)	By a master agreement (the "Master Agreement") on the 2002 ISDA Multicurrency

Crossborder Form (as amended) dated October 1, 2007 and made between the Borrower and the Swap Bank, the Swap Bank agreed to enter into certain Transactions pursuant to separate Confirmations from time to time to hedge the exposure of the Borrower to interest rate fluctuations under the Amended and Restated Amended and Restated Loan Agreement. A copy of the form of the Master Agreement is annexed to this Mortgage as an integral part hereof and marked as Exhibit C. The Borrower and the Swap Bank estimate that the aggregate maximum amount payable by the Borrower under the Master Agreement in event all Transactions entered into thereunder are terminated will not exceed EIGHTY-FOUR MILLION FIVE HUNDRED THOUSAND UNITED STATES DOLLARS (US$84,500,000).

(E)	Pursuant to Clause 11 of the Amended and Restated Amended and Restated Loan Agreement, the Guarantors have jointly and severally guaranteed the Guaranteed Obligations.

(F)	Pursuant to Clause 25.1(b) of the Amended and Restated Loan Agreement, it was agreed that the Security Trustee would hold the Estate on trust for the Lenders and the Swap Bank.

(G)
It is one of the conditions precedent to the availability of the Loan under the Amended and Restated Loan Agreement that the Owner executes and delivers this Mortgage in favor of the Security Trustee as security for the Secured Liabilities and the performance and observance of and compliance with the covenants, terms and conditions contained in the Finance Documents.

(H)
Pursuant to the terms of the Amended and Restated Loan Agreement, as of the date of this Mortgage the Guarantors are jointly and severally indebted to the Lenders in the principal amount of U.S.$325,000,000,00.

(I)	The Owner has authorized the execution and delivery of this Mortgage.

IT IS AGREED as follows:

1	DEFINITIONS AND INTERPRETATION

1.1	Defined expressions. Words and expressions defined in the Amended and Restated Loan Agreement shall have the same meanings when used in this Mortgage unless the context otherwise requires.

1.2	Definitions. In this Mortgage, unless the contrary intention appears:

"Environmental Claim" means:

(a)	any claim by any governmental, judicial or regulatory authority which arises out of an Environmental Incident or an alleged Environmental Incident or which relates to any Environmental Law; or

(b)	any claim by any other person which relates to an Environmental Incident or to an alleged Environmental Incident,

and "claim" means a claim for damages, compensation, fines, penalties or any other payment of any kind, whether or not similar to the foregoing; an order or direction to take, or not to take, certain action or to desist from or suspend certain action; and any

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form of enforcement or regulatory action, including the arrest or attachment of any asset;

"Environmental Incident" means:

(a)	any release of Environmentally Sensitive Material from the Ship; or

(b)
any incident in which Environmentally Sensitive Material is released from a vessel other than the Ship and which involves a collision between the Ship and such other vessel or some other incident of navigation or operation, in either case, in connection with which the Ship is actually or potentially liable to be arrested, attached, detained or enjoined and/or the Ship or the Owner and/or any operator or manager of the Ship is at fault or allegedly at fault or otherwise liable to any legal or administrative action; or

(c)
any other incident in which Environmentally Sensitive Material is released otherwise than from the Ship and in connection with which the Ship is actually or potentially liable to be arrested and/or where the Owner and/or any operator or manager of the Ship is at fault or allegedly at fault or otherwise liable to any legal or administrative action;

"excess risks" means the proportion of claims for general average, salvage and salvage charges not recoverable under the hull and machinery policies in respect of the Ship in consequence of her insured value being less than the value at which the Ship is assessed for the purpose of such claims;

"insurances" means all insurances effected, or which the Owner is obliged to effect, under Clause 5 below or any other provision of this Mortgage or another Finance Document;

"Mortgaged Property" means the Ship, the Earnings, the insurances and any Requisition Compensation;

"protection and indemnity risks" means the usual risks covered by a protection and indemnity association managed in London, including pollution risks and the proportion (if any) of any sums payable to any other person or persons in case of collision which are not recoverable under the hull and machinery policies by reason of the incorporation therein of clause I of the Institute Time Clauses (Hulls) (1/10/83) or clause 8 of the Institute Time Clauses (Hulls) (1/11/1995) or the Institute Amended Running Down Clause (1/10/71) or any equivalent provision;

"Secured Liabilities" means all liabilities which the Owner or any other Obligor has at the date of this Mortgage or at any later time or times, to the Security Trustee or any other Credit Party under or in connection with any Finance Document or any judgment relating to any Finance Document; and for this purpose, there shall be disregarded any total or partial discharge of these liabilities, or variation of their terms, which is effected by, or in connection with, any bankruptcy, liquidation, arrangement or other procedure under the insolvency laws of any country; and

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"Ship" means the vessel [—] described in Recital (A) of the following approximate dimensions and tonnages:

Length	[—] meters
Breadth:	[—]meters
Depth:	[—]meters
Gross Tons:	[—]
Net Tons:	[—]

having International Call Sign [—] and more particularly described in the Patented of Navigation Number [—], the title of which vessel has been registered in the name of the Owner in the Mercantile (Marine) Section of the Public Registry of Panama and includes any share or interest in that vessel and her engines, machinery, boats, tackle, outfit, spare gear, fuel, consumable or other stores, belongings and appurtenances whether on board or ashore and whether now owned or later acquired.

"war risks" includes the risk of mines and all risks excluded by clause 23 of the Institute Time Clauses (Hulls) (1/10/83) or clause 24 of the Institute Time Clauses (Hulls) (1/11/1995).

1.3	References to Majority Lenders. References in this Mortgage to an approval, consent, or requirement of the Majority Lenders include references to an approval, consent or requirement of:

(a)	the Agent or the Security Trustee acting with the authority of the Majority Lenders; or

(b)	the Security Trustee acting with the authority of the Agent acting, in turn, with the authority of the Majority Lenders.

1.4
Application of construction and interpretation provisions of Amended and Restated Loan Agreement. Clauses 1.2, 1.5 and 1.7 of the Amended and Restated Loan Agreement apply, with any necessary modifications, to this Mortgage.

1.5
Inconsistency between Amended and Restated Loan Agreement provisions and this Mortgage. This Mortgage shall be read together with the Amended and Restated Loan Agreement, but in case of any conflict between the Amended and Restated Loan Agreement and this Mortgage, the provisions of the Amended and Restated Loan Agreement shall prevail provided that this Mortgage shall always be governed by Panamanian law.

1.6
Inconsistency between English and Spanish versions of Mortgage. In the case of any conflict between the English and Spanish language versions of this Mortgage, the provisions of the English language version shall prevail.

2	MORTGAGE

2.1
Mortgage. In consideration of the premises and other good and valuable consideration, the Owner grants, conveys, mortgages, pledges, confirms, assigns, transfers and sets over the whole of the Ship to the Security Trustee as security for:

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(a)	the due and punctual payment of the Secured Liabilities; and

(b)	the performance and observance of and compliance with the covenants, terms and conditions contained in the Finance Documents to which the Owner is or is to be a party.

2.2
Constitution of Mortgage. This Mortgage shall constitute a first priority and absolute Mortgage on the Ship in accordance with the provisions of Chapter V Title IV of Book Second of the Code of Commerce and of any pertinent provisions of the Civil Code and other laws of The Republic of Panama.

2.3	Void provisions. Any provision of this Mortgage construed as waiving the preferred status of this Mortgage shall, to such extent, be void and of no effect.

2.4	Continuing security. This Mortgage shall remain in force until the end of the Security Period as a continuing security and, in particular:

(a)	the Security Interests created by Clause 2.1 shall not be satisfied by any intermediate payment or satisfaction of the Secured Liabilities;

(b)
the Security Interests created by Clause 2.1, and the rights of the Security Trustee under this Mortgage, are only capable of being extinguished, limited or otherwise adversely affected by an express and specific term in a document signed by or on behalf of the Security Trustee;

(c)
no failure or delay by or on behalf of the Security Trustee to enforce or exercise a Security Interest created by Clause 2.1 or a right of the Security Trustee under this Mortgage, and no act, course of conduct, acquiescence or failure to act (or to prevent the Owner from taking certain action) which is inconsistent with such a Security Interest or such a right shall preclude or estop the Security Trustee (either permanently or temporarily) from enforcing or exercising it; and

(d)	this Mortgage shall be additional to, and shall not in any way impair or be impaired by:

(i)	any other Security Interest whether in relation to property of the Owner or that of a third party; or

(ii)	any other right of recourse as against the Owner or any third party,

which the Security Trustee or any other Credit Party now or subsequently has in respect of any of the Secured Liabilities.

2.5
No obligations imposed on Security Trustee. The Owner shall remain liable to perform all obligations connected with the Ship and the Security Trustee shall not, in any circumstances, have or incur any obligation of any kind in connection with the Ship.

2.6	Waiver of rights and defenses. The Owner shall neither be discharged by, nor have any claim against, any Credit Party in respect of:

(a)	any amendment or supplement being made to the Finance Documents;

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(b)	any arrangement or concession (including a rescheduling or acceptance of partial payments) relating to, or affecting, the Finance Documents;

(c)	any release or loss of any right or Security Interest created by the Finance Documents;

(d)	any failure promptly or properly to exercise or enforce any such right or Security Interest, including a failure to realize for its full market value an asset covered by such a Security Interest; or

(e)	any other Finance Document or any Security Interest now being or later becoming void, unenforceable, illegal or invalid or otherwise defective for any reason, including a neglect to register it.

2.7
Subordination of rights of Owner. All rights which the Owner at any time has with respect to this Mortgage against the Borrower, any other Obligor or their respective assets shall be fully subordinated to the rights of the Credit Parties under the Finance Documents, and in particular the Owner shall not:

(a)	claim, or in a bankruptcy of another Obligor prove for, any amount payable to the Owner by such Obligor, in respect of this Mortgage;

(b)	take or enforce any Security Interest for any such amount;

(c)	claim to set-off any such amount against any amount payable by the Owner to another; or

(d)	claim any subrogation or other right in respect of any Finance Document or any sum received or recovered by any Credit Party under a Finance Document.

2.8
Negative Pledge; disposal of assets. The Owner shall not sell, create any Security Interest not exclusively securing the Secured Liabilities over, or otherwise dispose of, the Ship or any right relating to the Ship.

2.9	Release of security. At the end of the Security Period, the Security Trustee shall, at the request and cost of the Owner, discharge this Mortgage.

3	PAYMENT COVENANTS

3.1	General. The Owner shall comply with the following provisions of this Clause 3 at all times during the Security Period.

3.2
Covenant to pay expenses etc. The Owner shall pay to the Security Trustee all such expenses, claims, liabilities, losses, costs, duties, fees, charges or other moneys as are stated in this Mortgage to be payable by the Owner to or recoverable from the Owner by the Security Trustee (or in respect of which the Owner agrees in this Mortgage to indemnify the Security Trustee) at the times and in the manner specified in this Mortgage.

3.3
Covenant to pay default interest. The Owner shall pay to the Security Trustee interest on any expenses, claims, liabilities, losses, costs, duties, fees, charges or other moneys referred to in Clause 3.2 from the date on which the relevant expense, claim, liability, loss, cost, duty,

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fee, charge or other money is paid or incurred by the Security Trustee (as well after as before judgment):

(a)	at the rate described in clause 6.2 of the Amended and Restated Loan Agreement;

(b)	compounded in accordance with clause 6.5 of the Amended and Restated Loan Agreement; and

(c)	on demand.

3.4
Covenant to pay other sums. The Owner shall pay to the Security Trustee each and every other sum of money which may be or become owing to the Security Trustee under the Amended and Restated Loan Agreement, this Mortgage and the other Finance Documents to which the Owner is or is to be a party at the times and in the manner specified in this Mortgage or in the other Finance Documents.

4	REPRESENTATIONS AND WARRANTIES

4.1	General. The Owner represents and warrants to the Security Trustee as follows.

4.2
Repetition of Amended and Restated Loan Agreement representations and warranties.  The representations and warranties in Clause 9 of the Amended and Restated Loan Agreement remain true and not misleading as if repeated on the date of this Mortgage with reference to the circumstances now existing.

5	INSURANCE COVENANTS

5.1
General. The Owner undertakes with the Security Trustee to comply with the following provisions of this Clause 5 at all times during the Security Period except as the Security Trustee may otherwise permit.

5.2	Maintenance of obligatory insurances. The Owner shall keep the Ship insured at its own expense against:

(a)	fire and usual marine risks (including hull and machinery and excess risks);

(b)	war risks (including protection and indemnity war risks);

(c)	protection and indemnity risks (including pollution risks and freight, demurrage and defense cover); and

(d)
any other risks against which the Security Trustee may advise or, on instruction of the Majority Lenders shall advise, having regard to practices and other circumstances prevailing at the relevant time, that it would be reasonable for the Owner to insure, as specified by the Security Trustee by notice to the Owner.

5.3	Terms of obligatory insurances. The Owner shall effect such insurances:

(a)	in Dollars;

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(b)
in the case of fire and usual marine risks and war risks, in an amount on an agreed value basis equal at all times to the greater of (i) the Fair Market Value of the Ship and (ii) an amount which, when aggregated with the insured value of the other Ships at the relevant time subject to a Mortgage, is not less than 120% of the aggregate amount of the Loan;

(c)
in the case of oil pollution liability risks, for an aggregate amount equal to the highest level of cover from time to time available under basic protection and indemnity club entry (with the international group of protection and indemnity clubs) and the international marine insurance market for vessels of similar age and type;

(d)	in relation to protection and indemnity risks in respect of the full value and tonnage of the Ship;

(e)	in the case of protection and indemnity war risks, in an amount equal to the amount for which the war risks under the hull policies are effected;

(f)	on terms approved by the Agent; and

(g)
through brokers and with insurance companies and/or underwriters or, in the case of war risks and protection and indemnity risks, in war risks and protection and indemnity risks associations, in each case approved by the Agent, and without prejudice to the Owner's obligation to obtain the prior approval of the Security Trustee, at all times with reputable international brokers, companies, underwriters and mutual insurance associations.

5.4	Further protections for the Credit Parties. In addition to the terms set out in Clause 5.3, the Owner shall procure that the obligatory insurances shall:

(a)
if so required by the Security Trustee (i) except in relation to risks referred to in Clause 5.2 (c) and (d), name (or be amended to name) the Security Trustee and/or any other Credit Party as an additional named assured for its rights and interests, warranted no operational interest and with full waiver of rights of subrogation against the Security Trustee (and/or such other Credit Party), and (ii) in relation to risks referred to in Clause 5.2 (c) and (d), name (or be amended to name) the Security Trustee and/or any other Credit Party as a co-assured or a co-assured under a misdirected arrows clause, but in all cases without the Security Trustee (and/or such other Credit Party) thereby being liable to pay (but having the right to pay) premiums, calls or other assessments in respect of such insurance;

(b)	name the Security Trustee as sole loss payee in accordance with the loss payable clause referred to in Clause 5.6(b) below and with such directions for payment as the Security Trustee may specify;

(c)	provide that all payments by or on behalf of the insurers under the obligatory insurances to the Security Trustee shall be made without set-off, counterclaim or deductions or condition whatsoever;

(d)
provide that the insurers shall waive, to the fullest extent permitted by applicable law, their entitlement (if any) (whether by statute, common law, equity, or otherwise) to be subrogated to the rights and remedies of the Security Trustee in respect of any rights or interests (secured or not) held by or available to the Security Trustee under the Finance Documents, until the

8

Secured Liabilities shall have been fully repaid and discharged, except that the insurers shall not be restricted by the terms of this paragraph (d) from making personal claims against persons (other than the Owner or any Credit Party) in circumstances where the insurers have fully discharged their liabilities and obligations under the relevant obligatory insurances;

(e)	provide that such obligatory insurances shall be primary without right of contribution from other insurances which may be carried by the Security Trustee;

(f)	provide that the Security Trustee may make proof of loss if the Owner fails to do so;

(g)
provide that if any obligatory insurance is cancelled, or if any substantial change is made in the coverage which adversely affects the interest of the Security Trustee, or if any obligatory insurance is allowed to lapse for non-payment of premium, such cancellation, charge or lapse shall not be effective with respect to the Security Trustee for 14 days (or 7 days in the case of war risks) after receipt by the Security Trustee of prior written notice from the insurers of such cancellation, change or lapse; and

(h)
apply all sums receivable under the Insurances (other than in respect of a Total Loss and any Major Casualty, which shall be payable to the Security Trustee in accordance with the provisions of the Insurance Assignment) as are paid to the Owner for the purpose of making good the loss and fully repairing all damage in respect of which such sums shall have been received.

5.5	Renewal of obligatory insurances. The Owner shall:

(a)	at least 21 days before the expiry of any obligatory insurance effected by it:

(i)
notify the Security Trustee of (1) the brokers (or other insurers) and any protection and indemnity or war risks association through or with whom the Owner proposes to renew that insurance and (2) the proposed terms of renewal; and

(ii)	obtain the approval of the Security Trustee such consent not to be unreasonably withheld, to the matters referred to in paragraph (i) above;

(b)	at least 14 days before the expiry of any obligatory insurance effected by it, renew the insurance in accordance with the Security Trustee's approval pursuant to paragraph (a)(ii) above; and

(c)
procure that the brokers and/or the war risks and protection and indemnity associations with which such a renewal is effected shall promptly notify the Security Trustee in writing of the terms and conditions of the renewal.

5.6
Copies of policies; letters of undertaking. The Owner shall provide the Security Trustee with pro forma copies of all policies relating to the obligatory insurances which they are to effect or renew and of a letter or letters of undertaking in a form required by the Security Trustee including undertakings by the approved brokers that:

9

(a)
they will have endorsed on each policy, immediately upon issue, a loss payable clause and a notice of assignment in such form as the Security Trustee may require and complying with the provisions of Clause 5.4;

(b)	they will hold such policies, and the benefit of such insurances, to the order of the Security Trustee in accordance with the said loss payable clause;

(c)
they will advise the Security Trustee immediately of any material change to the terms of the obligatory insurances, and will give the Security Trustee not less than five (5) days advance notice of intention to cancel such obligatory insurances;

(d)
they will notify the Security Trustee, not less than 14 days before the expiry of the obligatory insurances, in the event of their not having received notice of renewal instructions from the Owner or its agents and, in the event of their receiving instructions to renew, they will promptly notify the Security Trustee of the terms of the instructions; and

(e)
they will not set off against any sum recoverable in respect of a claim relating to the Ship under such obligatory insurances any premiums or other amounts due to them or any other person whether in respect of the Ship or otherwise, they waive any lien on the policies or, any sums received under them, which they might have in respect of such premiums or other amounts, and they will not cancel such obligatory insurances by reason of non-payment of such premiums or other amounts, and will arrange for a separate policy to be issued in respect of the Ship forthwith upon being so requested by the Security Trustee.

5.7	Copies of certificates of entry. The Owner shall ensure that any protection and indemnity and/or war risks associations in which the Ship is entered provides the Security Trustee with:

(a)	a copy certified by the Owner of the certificate of entry for the Ship;

(b)	a letter or letters of undertaking in such form as may be required by the Security Trustee; and

(c)
where required to be issued under the terms of insurance/indemnity provided by the Owner's protection and indemnity association, but only if and when so requested by the Security Trustee, a certified copy of each United States of America voyage quarterly declaration (or other similar document or documents) made by that Borrower in relation to such Ship in accordance with the requirements of such protection and indemnity association; and

(d)
a copy certified by the Owner of each certificate of financial responsibility for pollution by oil or other Environmentally Sensitive Material issued by the relevant certifying authority in relation to such Ship, but only if and when so requested by the Security Trustee.

5.8
Deposit of original policies. The Owner shall ensure that all policies relating to obligatory insurances effected by it are deposited with the approved brokers through which the insurances are effected or renewed.

5.9
Payment of premiums. The Owner shall punctually pay all premiums or other sums payable in respect of the obligatory insurances effected for the Ship and produce all relevant receipts when so required by the Security Trustee.

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5.10	Guarantees. The Owner shall ensure that any guarantees required by a protection and indemnity or war risks association are promptly issued and remain in full force and effect.

5.11	Restrictions on employment. The Owner shall not employ the Ship, nor permit her to be employed, outside the cover provided by any obligatory insurances.

5.12
Compliance with terms of insurances. The Owner shall not do nor omit to do (nor permit to be done or not to be done) any act or thing which would or might render any obligatory insurance invalid, void, voidable or unenforceable or render any sum payable thereunder repayable in whole or in part; and, in particular:

(a)
the Owner shall take all necessary action and comply with all requirements which may from time to time be applicable to the obligatory insurances, and (without limiting the obligation contained in Clause 5.7(c)) ensure that the obligatory insurances are not made subject to any exclusions or qualifications to which the Security Trustee has not given its prior approval;

(b)	the Owner shall not make any changes relating to the classification or classification society or manager or operator of the Ship unless approved by the underwriters of the obligatory insurances;

(c)
the Owner shall make all quarterly or other voyage declarations which may be required by the protection and indemnity risks association to maintain cover for trading to the United States of America and Exclusive Economic Zone (as defined in the United States Oil Pollution Act 1990 or any other applicable legislation); and

(d)
the Owner shall not employ the Ship, nor allow it to be employed, otherwise than in conformity with the terms and conditions of the obligatory insurances, without first obtaining the consent of the insurers and complying with any requirements (as to extra premium or otherwise) which the insurers specify.

5.13	Alteration to terms of insurances. The Owner shall not make nor agree to any alteration to the terms of any obligatory insurance nor waive any right relating to any obligatory insurance.

5.14
Settlement of claims. The Owner shall not settle, compromise or abandon any claim under any obligatory insurance for Total Loss or for a Major Casualty, and shall do all things necessary and provide all documents, evidence and information to enable the Security Trustee to collect or recover any moneys which at any time become payable in respect of the obligatory insurances.

5.15	Provision of copies of communications. The Owner shall provide the Security Trustee at the time of each such communication, with copies of all written communications between the Owner and:

(a)	the approved brokers; and

(b)	the approved protection and indemnity and/or war risks associations; and

(c)	the approved insurance companies and/or underwriters,

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which relate, in each case directly or indirectly to either any actual or threatened termination or material adverse change in the terms of any of the obligatory insurances or any recovery which, under the terms of any loss payable clause as referred to in Clause 5.6(b), shall or may be payable to the Security Trustee.

5.16
Provision of information. In addition, the Owner shall promptly provide the Security Trustee (or any persons which it may designate) with any information which the Security Trustee (or any such designated person) requests from time to time for the purpose of:

(a)	obtaining or preparing any report from an independent marine insurance broker as to the adequacy of the obligatory insurances effected or proposed to be effected; and/or

(b)	effecting, maintaining or renewing any such insurances as are referred to in Clause 5.17 below or dealing with or considering any matters relating to any such insurances,

and the Owner shall, forthwith upon demand, indemnify the Security Trustee in respect of all fees and other expenses incurred by or for the account of the Security Trustee in connection with any such report as is referred to in paragraph (a) above.

5.17
Mortgagee's interest and additional perils insurance. The Security Trustee shall (unless required otherwise by the Majority Lenders) from time to time to subscribe and thereafter maintain and renew all of the following insurances in such amounts, on such terms, through such insurers and generally in such manner as the Security Trustee may from time to time consider appropriate:

(a)
a mortgagee's interest marine insurance covering the Ship and providing for the indemnification of the Credit Parties for any losses under or in connection with any Finance Document which directly or indirectly result from loss of or damage to the Ship covered by such insurance or a liability of such Ship or of the Owner, being a loss or damage which is prima facie covered by an obligatory insurance but in respect of which there is a non-payment (or reduced payment) by the underwriters by reason of, or on the basis of an allegation concerning, among other things:

(i)
any act or omission on the part of the Owner, of any operator, charterer, manager or sub-manager of such Ship or of any officer, employee or agent of the Owner or of any such person, including any breach of warranty or condition or any non-disclosure relating to such obligatory insurance;

(ii)
any act or omission, whether deliberate, negligent or accidental, or any knowledge or privity of the Owner, any other person referred to in paragraph (i) above, or of any officer, employee or agent of the Owner or of such a person, including the casting away or damaging of such Ship and/or such Ship being unseaworthy; and/or

(iii)	any other matter capable of being insured against under a mortgagee's interest marine insurance policy whether or not similar to the foregoing; and

(b)
a mortgagee's interest additional perils policy providing for the indemnification of the Credit Parties against, among other things, any possible losses or other consequences of any Environmental Claim, including the risk of expropriation, arrest or any form of detention of

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the Ship and/or of any insurance recoveries which are or may be paid or payable under the obligatory insurances relative to the Ship covered by such insurance, or the imposition of any Security Interest over such Ship and/or any such insurances and/or any other matter capable of being insured against under a mortgagee's interest additional perils policy, and the Owner shall upon demand fully indemnify the Security Trustee in respect of all premiums and other reasonable expenses which are incurred in connection with or with a view to effecting, maintaining or renewing any such insurance or dealing with, or considering, any matter arising out of any such insurance.

5.18
Review of insurance requirements. The Security Trustee may and, on instruction of the Majority Lenders, shall review the requirements of this Clause 5 from time to time in order to take account of any changes in circumstances after the date of this Mortgage which are, in the opinion of the Security Trustee or any Lender significant and capable of affecting the Owner or the Ship and its or their insurance (including, without limitation, changes in the availability or the cost of insurance coverage or the risks to which the Owner may be subject.)

5.19
Modification of insurance requirements. The Security Trustee shall notify the Owner of any proposed modification under Clause 5.18 to the requirements of this Clause 5 which the Security Trustee, may or, on instruction of the Majority Lenders, shall reasonably consider appropriate in the circumstances and, after consultation and taking full account of the Owner's opinion, such modification shall take effect 14 days after the date it is notified in writing to the Owner as an amendment to this Clause 5 and shall bind the Owner accordingly.

6	SHIP COVENANTS

6.1
General. The Owner shall comply with the following provisions of this Clause 6 at all times during the Security Period except as the Security Trustee, with the authority of the Majority Lenders, may otherwise permit (in the case of Clauses 6.2(a), 6.2(b), 6.13(b) and 6.13(f), such permission not to be unreasonably withheld).

6.2	Ship's name and registration. The Owner shall:

(a)	keep the Ship registered in its ownership under Panamanian flag;

(b)	not change the name or port of registry of the Ship; and

(c)	not do or allow to be done anything as a result of which such registration might be cancelled or imperiled.

6.3	Repair and classification. The Owner shall keep the Ship in a good and safe condition and state of repair:

(a)	consistent with first-class ship ownership and management practice;

(b)	so as to maintain the highest class with the Classification Society free of overdue recommendations and conditions of such Classification Society; and

13

(c)
so as to comply with all laws and regulations applicable to vessels registered under Panamanian flag or to vessels trading to any jurisdiction to which the Ship may trade from time to time, including but not limited to the ISM Code, the ISPS Code, the ISM Code Documentation and the ISPS Code Documentation.

6.4	Classification society undertaking. The Owner shall instruct the Classification Society referred to in Clause 6.3(b) (and procure that the Classification Society undertakes with the Security Trustee):

(a)
to send to the Security Trustee, following receipt of a written request from the Security Trustee, certified true copies of all original class records held by the Classification Society in relation to the Ship;

(b)
to allow the Security Trustee (or its agents), at any time and from time to time, to inspect the original class and related records of the Owner and its Ship at the offices of the Classification Society and to take copies of them;

(c)	to notify the Security Trustee promptly in writing if the Classification Society:

(i)	receives notification from the Owner or any person that the Ship's Classification Society is to be changed; or

(ii)
becomes aware of any facts or matters which may result in or have resulted in a change, suspension, discontinuance, withdrawal or expiry of the Ship's class under the rules or terms and conditions of the Owner's or the Ship's membership of the Classification Society;

(d)	following receipt of a written request from the Security Trustee:

(i)
to confirm that the Owner is not in default of any of its contractual obligations or liabilities to the Classification Society and, without limiting the foregoing, that it has paid in full all fees or other charges due and payable to the Classification Society; or

(i)
if the Owner is in default of any of its contractual obligations or liabilities to the Classification Society, to specify to the Security Trustee in reasonable detail the facts and circumstances of such default, the consequences thereof, and any remedy period agreed or allowed by the Classification Society.

6.5
Modification. The Owner shall not make any modification or repairs to, or replacement of, the Ship owned by it or equipment installed on her which would or might materially alter the structure, type or performance characteristics of the Ship or materially reduce her value.

6.6
Removal of parts. The Owner shall not remove any material part of the Ship, or any item of equipment installed on, the Ship unless the part or item so removed is forthwith replaced by a suitable part or item which is in the same condition as or better condition than the part or item removed, is free from any Security Interest or any right in favour of any person other than the Security Trustee and becomes on installation on the Ship the property of the Owner and subject to the security constituted by this Mortgage; provided that the Owner may

14

install equipment owned by a third party if the equipment can be removed without any risk of damage to the Ship.

6.7
Surveys. The Owner shall submit the Ship owned by it regularly to all periodical or other surveys which may be required for classification purposes and, if so required by the Majority Lenders, provide the Security Trustee (at the expense of the Owner) with copies of all survey reports.

6.8
Inspection. The Owner shall permit the Security Trustee (by surveyors or other persons appointed by it for that purpose) to board the Ship owned by it at all reasonable times to inspect her condition or to satisfy themselves about proposed or executed repairs and shall afford all proper facilities for such inspections. All fees and expenses incurred in relation to the appointment of surveyors shall be for the account of the Owner.

6.9	Prevention of and release from arrest. The Owner shall promptly discharge:

(a)	all liabilities which give or may give rise to maritime or possessory liens on or claims enforceable against the Ship, her Earnings or her Insurances;

(b)	all taxes, dues and other amounts charged in respect of the Ship, her Earnings or her Insurances; and

(c)	all other outgoings whatsoever in respect of the Ship, her Earnings or her Insurances,

and, forthwith upon receiving notice of the arrest of the Ship, or of her detention in exercise or purported exercise of any lien or claim, the Owner shall procure her release by providing bail or otherwise as the circumstances may require.

6.10	Compliance with laws etc. The Owner and the Approved Manager shall:

(a)
comply, or procure compliance with the ISM Code, the ISPS Code, all Environmental Laws and all other laws or regulations relating to the Ship, its ownership, operation and management or to the business of the Owner;

(b)	not employ the Ship nor allow her employment in any manner contrary to any law or regulation in any relevant jurisdiction including but not limited to the ISM Code and the ISPS Code; and

(c)
in the event of hostilities in any part of the world (whether war is declared or not), not cause or permit the Ship to enter or trade to any zone which is declared a war zone by any government or by the Ship's war risks insurers unless the Owner has (at its expense) effected any special, additional or modified insurance cover required for it to enter or trade to any war zone.

6.11	Provision of information. The Owner shall promptly provide the Security Trustee with any information which the Security Trustee requests regarding:

(a)	the Ship, her employment, position and engagements;

15

(b)	the Earnings and payments and amounts due to the master and crew of the Ship;

(c)	any expenses incurred, or likely to be incurred, in connection with the operation, maintenance or repair of the Ship and any payments made in respect of the Ship;

(d)	any towages and salvages;

(e)	its compliance or the compliance of the Ship with the ISM Code and the ISPS Code,

and, upon the Security Trustee's request, provide copies of any current charter relating to the Ship and of any current charter guarantee, and copies of the ISM Code Documentation and the ISPS Code Documentation.

6.12	Notification of certain events. The Owner shall immediately notify the Security Trustee by letter of:

(a)	any casualty which is or is likely to be or to become a Major Casualty;

(b)	any occurrence as a result of which the Ship owned by it has become or is, by the passing of time or otherwise, likely to become a Total Loss;

(c)	any requirement or recommendation made by any insurer or classification society or by any competent authority which is not immediately complied with;

(d)	any arrest or detention of the Ship, any exercise or purported exercise of any lien on the Ship or her Earnings or any requisition of the Ship for hire;

(e)	any intended dry docking of the Ship;

(f)	any Environmental Claim made against the Owner or in connection with the Ship, or any Environmental Incident;

(g)	any claim for breach of the ISM Code or the ISPS Code being made against the Owner, the Approved Manager or otherwise in connection with the Ship; or

(h)	any other matter, event or incident, actual or threatened, the effect of which will or could lead to the ISM Code or the ISPS Code not being complied with,

and the Owner shall keep the Security Trustee advised in writing on a regular basis and in such detail as the Security Trustee shall require of the Owner's, the Approved Manager's or any other person's response to any of those events or matters.

6.13	Restrictions on chartering, appointment of managers etc. The Owner shall not:

(a)	let its Ship on demise charter for any period;

(b)	let its Ship on terms whereby more than two (2) months' hire (or the equivalent) is payable in advance;

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(c)	let its Ship below the market rate prevailing at the time when the Ship is fixed or on any other than arm's length terms;

(d)
let its Ship by demise charter, time charter, voyage charter or otherwise to any of its or the Borrower's subsidiaries or Affiliates or the Approved Manager (unless such Ship is contemporaneously sub-chartered at the prevailing market rate to a third party that is not a subsidiary or an Affiliate of such Guarantor or of the Borrower and such sub-charter and all rights thereunder are assigned to the Security Trustee as security for the Secured Liabilities);

(e)	appoint a manager of the Ship other than the Approved Manager or agree to any alteration to the terms of the Approved Manager's appointment;

(f)	de-activate or lay up the Ship owned by it;

(g)
put the Ship into the possession of any person for the purpose of work being done upon her in an amount exceeding or likely to exceed $800,000 (or the equivalent in any other currency) unless that person has first given to the Security Trustee and in terms satisfactory to it a written undertaking not to exercise any lien on the Ship or her Earnings for the cost of such work or otherwise; or

(h)
employ the Ship or permit her employment in any manner, trade or business which is forbidden by international law, or which is unlawful or illicit under the law of any relevant jurisdiction, or in carrying illicit or prohibited goods, or in any manner whatsoever which may render her liable to condemnation in a Prize Court, or to destruction, seizure, confiscation, penalty or sanctions and, in the event of hostilities in any part of the world (whether war be declared or not), shall not employ the Ship or permit her employment in carrying any contraband goods or entry into or trade in any zone which is declared a war zone by any government or by the Ship's war risks insurers unless the Security Trustee shall have first given its consent thereto in writing and there shall have been effected by the Owner at its expense such special insurance cover as the Security Trustee may require.

6.14	Notice of Mortgage. The Owner shall:

(a)
carry on board the Ship with its papers a certified copy of this Mortgage and cause that certified copy of this Mortgage to be exhibited to any person having business with the Ship which might give rise to a lien or the Ship other than a lien for crew's wages and salvage and to any representative of the Security Trustee on demand; and

(b)
place and maintain in a conspicuous place in the navigation room and the Master's cabin of the Ship a framed printed notice in plain type in English of such size that the paragraph of reading matter shall cover a space not less than 6 inches wide and 9 inches high reading as follows:

"NOTICE OF MORTGAGE

This Vessel is covered by a First Priority Naval Mortgage to Nordea Bank Finland Plc, New York Branch, as Security Trustee pursuant to the provisions of Chapter V Title IV of Book Second of the Code of Commerce of the Republic of Panama, as amended. Under the terms of the said Mortgage

17

neither the Owner nor any Charterer nor the Master of this Vessel nor any other person has any right, power or authority to create, incur or permit to be imposed upon this Vessel any lien whatsoever other than for crew's wages and salvage."

6.15	Sharing of Earnings. The Owner shall not:

(a)	enter into any agreement or arrangement for the sharing of any Earnings;

(b)
enter into any agreement or arrangement for the postponement of any date on which any Earnings are due; the reduction of the amount of any Earnings or otherwise for the release or adverse alteration of any right of the Owner to any Earnings; or

(c)	enter into any agreement or arrangement for the release of, or adverse alteration to, any guarantee or Security Interest relating to any Earnings.

6.16
Payment of outgoings and evidence of payments. The Owner shall promptly pay all rolls, dues and other outgoings whatsoever in respect of the Ship and shall keep or procure there be kept proper books of account in respect of the Ship and the Earnings and, as and when the Security Trustee may so require, shall make such books available for inspection on behalf of the Security Trustee, and shall furnish satisfactory evidence that the wages and allotments and the insurance and pension contributions of the master and crew are being promptly and regularly paid and that all deductions from crew's wages in respect of any tax liability or otherwise as required by law are being properly accounted for and that the master has no claim for disbursements other than those incurred by him in the ordinary course of trading on the voyage then in progress.

6.17
Encumbrances. Except for Permitted Security Interests, the Owner shall not without the prior written consent of the Security Trustee (and then only subject to such conditions as the Security Trustee may impose) mortgage, charge or otherwise encumber the Ship or any other part of the Mortgaged Property or permit the creation of any such mortgage, charge or other encumbrance otherwise than to or in favor of the Security Trustee.

6.18	Costs, indemnities and expenses. The Owner shall pay to the Security Trustee on its first demand all expenses which the Security Trustee has or will incur in or in connection with:

(a)
the protection, maintenance or enforcement of the security created by this Mortgage or the exercise by the Security Trustee of any of the powers vested in it by the Amended and Restated Loan Agreement, this Mortgage or any other Finance Document; and

(b)	the preparation, completion and registration or other perfection of this Mortgage and any other Finance Document or otherwise in connection with the Secured Liabilities and the security therefor.

6.19	Perfection of Mortgage. The Owner shall:

(a)
keep this Mortgage registered as a First Priority Panamanian Naval Mortgage on the Ship under and in accordance with the laws of The Republic of Panama, and for this purpose the Owner shall execute and record within three (3) months of the date of this Mortgage any and

18

all such documents or things as may be necessary or desirable to register permanently and/or to preserve this Mortgage as a valid First Priority Panamanian Naval Mortgage on the Ship; and

(b)	promptly provide the Security Trustee from time to time with evidence in such form as the Security Trustee requires that the Owner is complying with Clause 6.18(a).

6.20
Conveyance on default. The Owner undertakes, where the Ship is (or is to be) sold in exercise of any power contained in this Mortgage, to execute, forthwith upon request by the Security Trustee, such form of conveyance of the Ship as the Security Trustee may require.

7PROTECTION OF SECURITY

7.1
Security Trustee's right to protect or maintain security. The Security Trustee may take any reasonable action which it may think fit for the purpose of protecting or maintaining the security created by this Mortgage or for any similar or related purpose.

7.2	Security Trustee's right to insure, repair etc. Without limiting the generality of Clause 7.1, if the Owner does not comply with Clause 5, the Security Trustee may:

(a)	effect, replace and renew any insurances;

(b)	arrange for the carrying out of such surveys and/or repairs of the Ship as it reasonably deems expedient or necessary; and

(c)
discharge any liabilities charged on the Ship, or otherwise relating to or affecting it, and/or take any measures which the Security Trustee may reasonably think expedient or necessary for the purpose of securing its release.

8	ENFORCEABILITY AND SECURITY TRUSTEE'S POWERS

8.1.
Right to enforce security. On the occurrence of an Event of Default which is continuing but without the necessity for any court order in any jurisdiction to the effect that an Event of Default has occurred or that the security constituted by this Mortgage has become enforceable, and irrespective of whether a notice has been served under Clause 14.2 of the Amended and Restated Loan Agreement:

(a)	the security constituted by this Mortgage shall immediately become enforceable;

(b)	the Security Trustee shall be entitled at any time or times to exercise the powers set out in Clause 8.2 and in any other Finance Document;

(c)
the Security Trustee shall be entitled at any time or times to exercise the powers possessed by it as mortgagee of the Ship conferred by the law of any country or territory the courts of which have or claim any jurisdiction in respect of the Owner or the Ship; and

(d)	the Security Trustee shall be entitled to exercise all the rights and remedies in foreclosure and otherwise given to mortgagees by applicable law.

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8.2
Right to take possession, sell etc. Without prejudice to any of its rights as mortgagee under Panamanian law (including, but not limited to, Article 1527-A of the Commercial Code of Panama), on the occurrence of an Event of Default and whilst the same is continuing, the Security Trustee shall be entitled then or at any later time or times:

(a)
to take possession of the Ship whether actually or constructively and/or otherwise to take control of the Ship wherever the Ship may be and cause the Owner or any other person in possession of the Ship forthwith upon demand to surrender the Ship to the Security Trustee without legal process and without the Security Trustee or any other Credit Party being liable for any losses thereby caused or to account to the Owner in connection therewith;

(b)
to sell the Ship or any share in the Ship by public auction or private contract with or without the benefit of any charterparty or other contract for its employment, at any time, at any place and upon any terms (including, without limitation, on terms that all or any part or parts of the purchase price be satisfied by shares, loan stock or other securities and/or be left outstanding as a debt, whether secured or unsecured and whether carrying interest or not) which the Security Trustee may think fit, with power for the Security Trustee to purchase the Ship at any such public auction and to set off the purchase price against all or any part of the Secured Liabilities, with notice of such sale, whether by public auction or private contract, addressed to the Owner at its last known address, twenty (20) calendar days prior to the date fixed for entering into the contract for sale and by first publishing notice of any such public sale for ten (10) consecutive days, in daily newspapers of general circulation published in the City of New York, State of New York, and if the place of such sale should not be New York City, then also by publication of a similar notice in a daily newspaper, if any, published at the place of sale and in the event that the Vessel shall be offered by private contract, no newspaper publication of notice shall be required, nor notice of adjournment of sale;

(c)
to manage, insure, maintain and repair the Ship and to charter, employ, lay up or in any other manner whatsoever deal with the Ship in any manner, upon any terms and for any period which the Security Trustee may think fit, in all respects as if the Security Trustee were the owner of the Ship and without the Security Trustee or any other Credit Party being responsible for any loss thereby incurred;

(d)
to collect, recover and give good discharge for any moneys or claims arising in relation to the Ship and to permit any brokers through whom collection or recovery is effected to charge the usual brokerage therefor;

(e)
to take over or commence or defend (if necessary using the name of the Owner) any claims or proceedings relating to, or affecting, the Ship which the Security Trustee may think fit and to abandon, release or settle in any way any such claims or proceedings; and

(f)	generally, to enter into any transaction or arrangement of any kind and to do anything in relation to the Ship which the Security Trustee may think fit.

8.3
No liability of Security Trustee. The Security Trustee shall not be obliged to check the nature or sufficiency of any payment received by it under this Mortgage or to preserve, exercise or enforce any right relating to the Ship.

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9	APPLICATION OF MONEYS

9.1	General. All sums received by the Security Trustee:

(a)	in respect of sale of the Ship or any share in the Ship;

(b)	in respect of net profits arising out of the employment of the Ship pursuant to Clause 8.2(c); or

(c)	in respect of any other transaction or arrangement under Clauses 8.1 or 8.2,

shall be held by the Security Trustee upon trust in the first place to pay or discharge any expenses or liabilities (including any interest) which have been paid or incurred by the Security Trustee in or in connection with the exercise of its powers and to apply the balance in accordance with Clause 13 of the Amended and Restated Loan Agreement.

10	FURTHER ASSURANCES

10.1	Owner's obligation to execute further documents etc. The Owner shall:

(a)
execute and deliver to the Security Trustee (or as it may direct) any assignment, mortgage, power of attorney, proxy or other document, as the Security Trustee may, in any particular case, specify; and

(b)	effect any registration or notarizations, give any notice or take any other step,

which the Security Trustee may, by notice to the Owner, and with the consent of the Majority Lenders specify for any of the purposes described in Clause 10.2 or for any requisite similar or related purpose.

10.2	Purposes of further assurances. The purposes referred to in Clause 10.1 are:

(a)	validly and effectively to create any Security Interest or right of any kind which the Security Trustee intended should be created by or pursuant to this Mortgage;

(b)
to protect the priority, or increase the effectiveness, in any jurisdiction of any Security Interest which is created, or which the Security Trustee intended should be created, by or pursuant to this Mortgage;

(c)
to enable or assist the Security Trustee to sell or otherwise deal with the Ship, to transfer title to, or grant any interest or right relating to, the Ship or to exercise any power which is referred to in Clauses 8.1 or 8.2; or

(d)
to enable or assist the Security Trustee to enter into any transaction to commence, defend or conduct any proceedings and/or to take any other action relating to the Ship in any country or under the law of any country.

10.3	Terms of further assurances. The Security Trustee may (subject to the provisions of Clause 10.2) specify the terms of any document to be executed by the Owner under Clause

21

10.1, and those terms may include any covenants, undertakings, powers and provisions which the Security Trustee considers appropriate to protect its, and any other Credit Party's, interests.

10.4	Obligation to comply with notice. The Owner shall comply with a notice under Clause 10.1 by the date specified in the notice.

10.5
Additional corporate action. At the same time as the Owner delivers to the Security Trustee any document executed under Clause 10.1(a), the Owner shall also deliver to the Security Trustee a certificate signed by two (2) of the Owner's officers which shall:

(a)	set out the text of a resolution of the Owner's directors specifically authorizing the execution of the document specified by the Security Trustee; and

(b)
state that either the resolution was duly passed at a meeting of the directors validly convened and held throughout which a quorum of directors entitled to vote on the resolution was present or that the resolution has been signed by all the directors and is valid under the Owner's articles of incorporation or other constitutional documents.

11	POWER OF ATTORNEY

11.1
Appointment. For the purpose of securing the Security Trustee's interest in the Ship and the due and punctual performance the Owner's obligations to the Security Trustee under this Mortgage and every other Finance Document to which the Owner is or is to be a party, the Owner irrevocably and by way of security appoints the Security Trustee its attorney, on behalf of the Owner and in its name or otherwise, to execute or sign any document and do any act or thing which the Owner is obliged to do under any Finance Document provided that such power shall become exercisable only after the occurrence of an Event of Default which is continuing.

11.2
Ratification of actions of attorney. For the avoidance of doubt and without limiting the generality of Clause 11.1, the Owner confirms that Clause 11.1 authorizes the Security Trustee to execute on its behalf a document ratifying any transaction or action which the Security Trustee has purported to enter into or to take and which the Security Trustee considers was or might have been outside its powers or otherwise invalid.

11.3
Delegation. The Security Trustee may sub-delegate to any person or persons all or any of the powers (including the discretions) conferred on the Security Trustee by Clauses 11.1 and/or 11.2, and may do so on terms authorizing successive sub-delegations.

12	INCORPORATION OF AMENDED AND RESTATED LOAN AGREEMENT PROVISIONS

12.1
Incorporation of specific provisions. The following provisions of the Amended and Restated Loan Agreement apply to this Mortgage as if they were expressly incorporated in this Mortgage with any necessary modifications:

Clause 17, no set-off or tax deduction;

22

Clause 20, variations and waivers;

Clause 21, notices; and

Clause 23, supplemental.

12.2
Incorporation of general provisions. Clause 12.1 is without prejudice to the application to this Mortgage of any provision of the Amended and Restated Loan Agreement which, by its terms, applies or relates to the Finance Documents generally or this Mortgage specifically.

13	REPRESENTATIVES IN PANAMA

13.1	Representatives in Panama. The Owner's representatives in Panama are [—], Republic of Panama.

13.2
Special power of attorney. The Owner and the Mortgagee each hereby confer a special power of attorney on Arias, Fabrega & Fabrega, 16th Floor, Plaza 2000 Building, 50th Street, P.O. Box 0816-01098, Panama, Republic of Panama, and/or any partner in that firm authorizing that firm or any partner in that firm to take all necessary steps to record this Mortgage in the appropriate Registry of the Republic of Panama and from time to time details of the indebtedness secured by this Mortgage.

14	TOTAL AMOUNT, ETC.

14.1
Total amount. For the purpose of recording this Mortgage as required under the laws of the Republic of Panama, as amended, the maximum principal amount secured by this Mortgage is FOUR HUNDRED NINE MILLION FIVE HUNDRED THOUSAND UNITED STATES DOLLARS (US$409,500,000) of which (i) THREE HUNDRED TWENTY-FIVE MILLION UNITED STATES DOLLARS (US$325,000,000) is in respect of the Loan, and (ii) EIGHTY-FOUR MILLION FIVE HUNDRED THOUSAND UNITED STATES DOLLARS (US$84,500,000) is in respect of the Master Agreement, together with interest, fees, commissions and performance of mortgage covenants. The date of maturity of this Mortgage is [—], 2015, in respect of the obligations derived from the Amended and Restated Loan Agreement and [—], 2013, in respect of the obligations derived from the Master Agreement.

15	SUPPLEMENTAL

15.1
No restriction on other rights. Nothing in this Mortgage shall be taken to exclude or restrict any power, right or remedy which the Security Trustee or any other Credit Party may at any time have under:

(a)	any other Finance Document; or

(b)	the law of any country or territory the courts of which have or claim any jurisdiction in respect of the Owner or the Ship.

15.2	Exercise of other rights. The Security Trustee may exercise any right under this Mortgage before it or any other Credit Party has exercised any right referred to in Clause 14.1(a) or (b).

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15.3
Settlement or discharge conditional. Any settlement or discharge under this Mortgage between the Security Trustee or any other Credit Party and the Owner shall be conditional upon no security or payment to the Security Trustee or any other Credit Party by the Owner or any other person being set aside, adjusted or ordered to be repaid, whether under any insolvency law or otherwise.

16        LAW AND JURISDICTION

16.1	Panamanian law. This Mortgage shall be governed by, and construed in accordance with, Panamanian law.

16.2     Choice of forum. The Security Trustee reserves the rights:

(a)	to commence proceedings in relation to any matter which arises out of or in connection with this Mortgage in the courts of any country which have or claim jurisdiction to that matter; and

(b)
to commence such proceedings in the courts of any such country or countries concurrently with or in addition to proceedings in the Republic of Panama or without commencing proceedings in the Republic of Panama.

16.3
Action against Ship. The rights referred to in Clause 15.2 include the right of the Security Trustee to arrest and take action against the Ship at whatever place the Ship shall be found lying and for the purpose of any action which the Security Trustee may bring before the courts of that jurisdiction or other judicial authority and for the purpose of any action which the Security Trustee may bring against the Ship, any writ, notice, judgment or other legal process or documents may (without prejudice to any other method of service under applicable law) be served upon the Master of the Ship (or upon anyone acting as the Master) and such service shall be deemed good service on the Owner for all purposes.

16.4
Security Trustee's rights unaffected. Nothing in this Clause 15 shall exclude or limit any right which any Credit Party may have (whether under the law of any country, an international convention or otherwise) with regard to the bringing of proceedings, the service of process, the recognition or enforcement of a judgment or any similar or related matter in any jurisdiction.

16.5	Meaning of "proceedings". In this Clause 15, "proceedings" means proceedings of any kind, including an application for a provisional or protective measure.

THIS MORTGAGE has been executed by the duly authorized Attorney-in-Fact of the Owner on the date stated at the beginning of this Mortgage.

By: _________________________

[—]

Attorney-in-Fact

24

ACKNOWLEDGMENT

STATE OF NEW YORK	)
) S.S.
COUNTY OF NEW YORK	)

On this [—] day of[—], 2007, before me personally came [—], to me known, who, being by me duly sworn, did depose and say that he resides at [—]; that he is the attorney-in-fact of [—], the corporation described in and which executed the above instrument; and that he signed his name thereto by order of the board of directors said corporation.

And the said [—] did further produce to me sufficient proof that he is the attorney-in-fact of [—] and that he was duly authorized by [—] to execute the foregoing instrument on behalf of [—] and I the notary hereby certify that the signature of the said [—] on the foregoing instrument is authentic.

_______________________________

Notary Public

[TO BE LEGALIZED BY A PANAMANIAN CONSUL]

25

ACCEPTANCE OF MORTGAGE

NORDEA BANK FINLAND PLC, acting though its New York branch whose address is with offices at 437 Madison Avenue, New York, NY 10022, hereby accepts the annexed First Priority Panamanian Naval Mortgage dated [—], 2007 (the "Mortgage") executed in its favor by [—], a Marshall Islands corporation, covering the Panamanian Vessel "[—]", and hereby accepts the Mortgage in all respects and agrees to all terms and conditions of the Mortgage.

IN WITNESS WHEREOF, Nordea Bank Finland plc, New York branch, has caused this Acceptance of Mortgage to be executed on this _____day of [—], 2007.

SIGNED by [—] the duly authorized Attorney-in-Fact of NORDEA BANK FINLAND PLC in the presence of: [—]	) ) ) )

ACKNOWLEDGMENT

STATE OF NEW YORK	)
) S.S.
COUNTY OF NEW YORK	)

On this [—] day of [—], 2007, before me personally came [—], to me known, who, being by me duly sworn, did depose and say that he resides at [—], that he is the Attorney-in-Fact of NORDEA BANK FINLAND PLC, the bank described in and which executed the above instrument; and that he signed his name thereto by order of the Board of Directors of said bank.

And the said [—] did further produce to me sufficient proof that he is Attorney-in-Fact of said bank and that he was duly authorized by the said bank to execute the foregoing instrument, and I the notary hereby certify that the signature of the said [—] on the foregoing instrument is authentic.

_______________________
Notary Public

[TO BE LEGALIZED BY A PANAMANIAN CONSUL]

26

Form of 1St Priority Singapore Statutory Mortgage (to be printed on applicable Singapore form)

WHEREAS (a) by virtue of the trust provisions (as may be amended, varied and/or supplemented from time to time, such trust provisions hereinafter together called the "Trust") contained in the Amended and Restated Loan Agreement dated as of [—] (hereinafter as the same may from time to time hereafter be amended, supplemented and/or varied, called the "Amended and Restated Loan Agreement") among (i) OceanFreight Inc. as borrower (the "Borrower"), (ii) [—] OWNERS LIMITED, a company, duly incorporated and existing under the laws of the Republic of the Marshall Islands whose registered office is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, The Marshall Islands MH 96960 (hereinafter sometimes called the "Mortgagor"), and the other companies named therein as joint and several guarantors (collectively with the Mortgagor, the "Guarantors"), (iii) the banks and financial institutions named therein as lenders (collectively, the "Lenders"), (iv) Nordea Bank Finland Plc, New York branch, as swap bank (the "Swap Bank"), (v) Nordea Bank Norge ASA, Grand Cayman branch, as Lead Arranger and Bookrunner, (vi) Bank of Scotland Plc, Piraeus Bank A.E and Skandinaviska Enskilda Banken AB as Co-Arrangers, (vii) Nordea Bank Finland Plc, New York branch, Administrative Agent (in such capacity, the "Agent") and (viii) NORDEA BANK FINLAND PLC, NEW YORK BRANCH, a banking institution acting though its office at 437 Madison Avenue, New York, NY 10022 as Security Trustee (hereinafter sometimes called the "Mortgagee" which expression shall include its successor and assigns), the Mortgagee was appointed as security trustee for the purposes of, amongst other things, receiving, registering, discharging, assigning and enforcing any security for the benefit of the Lenders and the Swap Bank (collectively, the "Beneficiaries") as may from time to time be entitled to benefit by virtue of and in accordance with the trust; and

WHEREAS the Amended and Restated Loan Agreement incorporates a guarantee (the "[—] ") made by the Guarantors, on a joint and several basis, each as a primary obligor and not merely as a surety, of the performance and punctual payment when due, whether at stated maturity, by acceleration or otherwise, of all Secured Liabilities (as such term is defined in the Amended and Restated Loan Agreement) of the Borrower now or hereafter existing under the Amended and Restated Loan Agreement and any other Finance Document (as such term is defined in the Amended and Restated Loan Agreement), whether for principal, interest, fees, expenses or otherwise due or owing to any of the Beneficiaries; and

WHEREAS there is an account current between (1) the Mortgagor and (2) the Mortgagee in its capacity of Agent and Security Trustee regulated by (i) the Amended and Restated Loan Agreement; (ii) a Master Agreement (on the 1992 ISDA Master Agreement Multicurrency-Crossborder form as amended) dated October 1, 2007 including the Schedule thereto and all Transactions and/or Confirmations (as each of the said expressions is defined in the Master Agreement) supplemental thereto made between (a) the Borrower and (b) the Swap Bank (hereinafter as the same may from time to time be amended, varied and/or supplemented called the "Master Agreement") and (iii) a Deed of Covenants collateral to this Mortgage bearing even date herewith (hereinafter as the same may from time to time be amended, varied and/or supplemented called the "Deed of Covenants"); and

WHEREAS pursuant to and to secure its obligations under the Guarantee the Mortgagor has agreed and does hereby execute this Mortgage, in favour of the Mortgagee as Security Trustee for the purpose of securing (aa) payment by the Mortgagor to the Mortgagee of all sums for the time being and from time to time owing to the Mortgagee on the said account current whether by way of principal, interest thereon or otherwise, including all sums due or to become due to the Mortgagee (whether actually, contingently, presently and/or in the future) under the Guarantee, the Amended and Restated Loan Agreement or the Master Agreement or the Deed of Covenants as well as all costs, charges, expenses or other moneys, and where applicable interest thereon, connected with or for the purpose of creating, preserving, maintaining, administering, protecting, enforcing or attempting to enforce this security, under and by virtue of and in the manner and at the times in the Guarantee, the Amended and Restated Loan Agreement, the Master Agreement and the Deed of Covenants set forth and contained and (bb) the due and punctual performance and fulfillment of all the terms, covenants, conditions and obligations of the Mortgagor and the Borrower (as applicable) under the Guarantee, the Amended and Restated Loan Agreement, the Master Agreement and the Deed of Covenants; and

WHEREAS the amount of principal, interest and other moneys due to the Mortgagee at any given time can be ascertained by reference to the Guarantee, the Amended and Restated Loan Agreement, the Master Agreement and the Deed of Covenants and/or to the books or record of account (or other accounting records) of the Mortgagee and/or to a written certificate issued by the Mortgagee which amount the Mortgagor accepts as conclusive and binding and shall (save for manifest error) be the certain and liquidated amount due by the Mortgagor to the Mortgagee as aforesaid; and

WHEREAS the Mortgagor is prohibited from creating any further mortgages over and/or from transferring the Ship above particularly described or any share or shares therein without the prior written consent of the Mortgagee.

NOW WE the said [—] OWNERS LIMITED in consideration of the premises for ourselves and our successors, covenant with the said NORDEA BANK FINLAND PLC, NEW YORK BRANCH, and its assigns, to pay to it the sums for the time being due on this security, whether by way of principal or interest, at the times and manner aforesaid_ And for the purpose of better securing to the said NORDEA BANK FINLAND PLC, NEW YORK BRANCH, the payment of such sums as last aforesaid, we hereby mortgage to the said NORDEA BANK FINLAND PLC, NEW YORK BRANCH, all the shares, of which we are the Owners in the Ship above particularly described, and in her boats and appurtenances.

Lastly, we for ourselves and our successors, covenant with the said NORDEA BANK FINLAND PLC, NEW YORK BRANCH, and its assigns that we have power to mortgage in manner aforesaid the above-mentioned shares and that the same are free from encumbrances.

IN WITNESS WHEREOF, we have executed this Mortgage as a Deed on [—], 200[—].

SIGNED, SEALED AND DELIVERED	)
AS A DEED	)
by	)
the duly authorised Attorney-in-fact of	)
[—] OWNERS LIMITED	)
in the presence of	)

Dated: [—], 200[—] at [—] hours

Witnessed by: ________________________

Name:

Address:

Occupation: Attorney-at-law

Date [—]

[—] OWNERS LIMITED
as Owner

- and-

NORDEA BANK FINLAND PLC, NEW YORK BRANCH
as Security Trustee

DEED OF COVENANTS

Relating to Singapore Flag Vessel m.v. "[—]"
(Official Number [—])

INDEX TO DEED OF COVENANTS

Clause		Page

1	DEFINITIONS AND INTERPRETATION	2

2	CONTINUING SECURITY	4

3	PAYMENT COVENANTS	5

4	REPRESENTATIONS AND WARRANTIES	6

5	INSURANCE COVENANTS	6

6	SHIP COVENANTS	11

7	PROTECTION OF SECURITY	17

8	ENFORCEABILITY AND SECURITY TRUSTEE'S POWERS	17

9	APPLICATION OF MONEYS	18

10	FURTHER ASSURANCES	18

11	POWER OF ATTORNEY	19

12	INCORPORATION OF AMENDED AND RESTATED AMENDED AND RESTATED LOAN AGREEMENT PROVISIONS	20

13	[INTENTIONALLY OMITTED]	20

14	SUPPLEMENTAL	20

15	LAW AND JURISDICTION	21

DEED OF COVENANTS

This Deed of Covenants (this "Deed") is made this      day of [—] 2007

BETWEEN:

(1)
[—] OWNERS LIMITED, a company incorporated under the laws of The Marshall Islands, having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, The Marshall Islands MH 96960 (hereinafter called the "Owner", which expression shall include its successors); and

(2)
NORDEA BANK FINLAND PLC, NEW YORK BRANCH, a banking institution acting though its office at 437 Madison Avenue, New York, NY 10022 as security trustee (hereinafter called the "Security Trustee" which expression shall include its successors and assigns).

WHEREAS:

(A)
The Owner is the sole absolute owner of the one-hundred one-hundredths shares of and in the motor vessel [—] lawfully registered pursuant to the Laws and under the flag of Singapore, in the Ships Register of the Port of [—], having Official No. [—], International Call Sign [—], GT [—]and NT [—], and propelled by [—] internal combustion engine of [—] KW, IMO number [—], together with all her boats, engines, machinery tackle outfit spare gear fuel consumable and other stores belongings and appurtenances whether on board or ashore and whether now owned or hereafter acquired and all the additions, improvements and replacements in or on the above described ship (the said Ship together with all aforesaid is hereinafter called the "Ship").

(B)
Pursuant to and subject to the conditions contained in an amended and restated loan agreement dated [—] (as the same may be amended or supplemented, the "Amended and Restated Loan Agreement") made among (i) OceanFreight Inc. as borrower (the "Borrower"), (ii) the Owner and the other companies named therein as joint and several guarantors (the "Guarantors"), (iii) the banks and financial institutions named therein as lenders (collectively, the "Lenders"), (iv) Nordea Bank Finland Plc, New York branch, as swap bank (the "Swap Bank"), (v) Nordea Bank Norge ASA, Grand Cayman branch, as Lead Arranger and Bookrunner, (vi) Bank of Scotland Plc, Piraeus Bank A.E. and Skandinaviska Enskilda Banken AB as Co-Arrangers, (vii) Nordea Bank Finland Plc, New York branch, as Administrative Agent and (viii the Security Trustee, the Lenders agreed to make advances to the Borrower in an aggregate principal amount of up to THREE HUNDRED TWENTY-FIVE MILLION UNITED STATES DOLLARS (US$325,000,000) (the "Loan"). The Loan, interest thereon, fees and all expenses, costs and charges otherwise from time to time payable by the Borrower under the Amended and Restated Loan Agreement are to be repaid and paid, as the case may be, as provided in the Amended and Restated Loan Agreement and such provisions in the Amended and Restated Loan Agreement are incorporated herein by reference and made a part of this Deed. A copy of the form of Amended and Restated Loan Agreement, without the Schedules or Appendices thereto, is annexed to this Deed as an integral part hereof and marked as Exhibit A.

(C)
The obligation of the Borrower to repay the Loan is evidenced by secured promissory notes (the "Notes") of the Borrower, a copy of the form of each of which is annexed to this Deed as an integral part hereof and marked as Exhibit B.

(D)
By a master agreement (the "Master Agreement") on the 2002 ISDA Multicurrency Crossborder Form (as amended) dated October 1, 2007 and made between the Borrower and the Swap Bank, the Swap Bank agreed to enter into certain Transactions pursuant to separate Confirmations from time to time to hedge the exposure of the Borrower to interest rate fluctuations under the Amended and Restated Loan Agreement. A copy of the form of the Master Agreement is annexed to this Deed as an integral part hereof and marked as Exhibit C. The Borrower and the Swap Bank estimate that the aggregate maximum amount payable by the Borrower under the Master Agreement in event all Transactions entered into thereunder are terminated will not exceed EIGHTY-FOUR MILLION FIVE HUNDRED THOUSAND UNITED STATES DOLLARS (US$84,500,000).

(E)	Pursuant to Clause 11 of the Amended and Restated Loan Agreement, the Guarantors have jointly and severally guaranteed the Guaranteed Obligations.

(F)	Pursuant to Clause 26.1(b) of the Amended and Restated Loan Agreement, it was agreed that the Security Trustee would hold the Estate on trust for the Lenders and the Swap Bank.

(G)
Contemporaneously with the execution of this Deed, the Owner executed and delivered to the Security Trustee a Singapore Statutory Mortgage (the "Mortgage") in account current form constituting a first mortgage over all the shares in the Ship.

(H)	This Deed is supplemental to the Amended and Restated Loan Agreement and the Mortgage and to the security thereby created.

NOW THIS DEED WITNESSETH AND IT IS HEREBY AGREED as follows:

1          DEFINITIONS AND INTERPRETATION

1.1	Defined expressions. Words and expressions defined in the Amended and Restated Loan Agreement shall have the same meanings when used in this Mortgage unless the context otherwise requires.

1.2       Definitions. In this Mortgage, unless the contrary intention appears:

"Environmental Claim" means

(a)	any claim by any governmental, judicial or regulatory authority which arises out of an Environmental Incident or an alleged Environmental Incident or which relates to any Environmental Law; or

(b)	any claim by any other person which relates to an Environmental Incident or to an alleged Environmental Incident,

and "claim" means a claim for damages, compensation, fines, penalties or any other payment of any kind, whether or not similar to the foregoing; an order or direction to take, or not to take, certain action or to desist from or suspend certain action; and any form of enforcement or regulatory action, including the arrest or attachment of any asset:

"Environmental Incident" means

(a)	any release of Environmentally Sensitive Material from the Ship; or

(b)
any incident in which Environmentally Sensitive Material is released from a vessel other than the Ship and which involves a collision between the Ship and such other vessel or some other incident of navigation or operation, in either case, in connection with which the Ship is actually or potentially liable to be arrested, attached, detained or enjoined and/or the Ship or the Owner and/or any operator or manager of the Ship is at fault or allegedly at fault or otherwise liable to any legal or administrative action: or

(c)
any other incident in which Environmentally Sensitive Material is released otherwise than from the Ship and in connection with which the Ship is actually or potentially liable to be arrested and/or where the Owner and/or any operator or manager of the Ship is at fault or allegedly at fault or otherwise liable to any legal or administrative action;

"excess risks" means the proportion of claims for general average, salvage and salvage charges not recoverable under the hull and machinery policies in respect of the Ship in consequence of her insured value being less than the value at which the Ship is assessed for the purpose of such claims;

"insurances" means all insurances effected, or which the Owner is obliged to effect, under Clause 5 below or any other provision of the Mortgage or this Deed or another Finance Document;

"Mortgaged Property" means the Ship, the Earnings, the insurances and any Requisition Compensation;

"protection and indemnity risks" means the usual risks covered by a protection and indemnity association managed in London, including pollution risks and the proportion (if any) of any sums payable to any other person or persons in case of collision which are not recoverable under the hull and machinery policies by reason of the incorporation therein of clause 1 of the Institute Time Clauses (Hulls) (1/10/83) or clause 8 of the Institute Time Clauses (Hulls) (1/11/1995) or the Institute Amended Running Down Clause 1/10/71 or any equivalent provision;

"Secured Liabilities" means all liabilities which the Owner or any other Obligor has at the date of this Deed or at any later time or times, to the Security Trustee or any other Credit Party under or in connection with any Finance Document or any judgment relating to any Finance Document; and for this purpose, there shall be disregarded any total or partial discharge of these liabilities, or variation of their terms, which is effected by, or in connection with, any bankruptcy, liquidation, arrangement or other procedure under the insolvency laws of any country;

"Ship" means the vessel described in Recital (A) and includes any share or interest in that vessel and its engines, machinery, boats, tackle, outfit, spare gear, fuel, consumable or other stores, belongings and appurtenances whether on board or ashore and whether now owned or later acquired;

"war risks" includes the risk of mines and all risks excluded by clause 23 of the Institute Time Clauses (Hulls) (1/10/83) or clause 24 of the Institute Time Clauses (Hulls (1/11/1995).

1.3	References to Majority Lenders. References in this Deed to an approval, consent, or requirement of the Majority Lenders include references to an approval, consent or requirement of:

(a)	the Agent or the Security Trustee acting with the authority of the Majority Lenders; or

(b)	the Security Trustee acting with the authority of the Agent acting, in turn, with the authority of the Majority Lenders.

1.4
Application of construction and interpretation provisions of Amended and Restated Loan Agreement. Clauses 1.2, 1.5 and 1.7 of the Amended and Restated Loan Agreement apply, with any necessary modifications, to this Deed.

1.5
Inconsistency between Amended and Restated Loan Agreement provisions and this Deed. This Deed shall be read together with the Amended and Restated Loan Agreement, but in case of any conflict between the Amended and Restated Loan Agreement and this Deed, the provisions of the Amended and Restated Loan Agreement shall prevail provided that this Deed shall always be governed by Singapore law.

2.           CONTINUING SECURITY

2.1	Continuing security. This Deed and the Mortgage shall remain in force until the end of the Security Period as a continuing security and, in particular:

(a)	the Security Interests created by this Deed and the Mortgage shall not be satisfied by any intermediate payment or satisfaction of the Secured Liabilities;

(b)
the Security Interests created by this Deed and the Mortgage, and the rights of the Security Trustee under this Deed and the Mortgage, are only capable of being extinguished, limited or otherwise adversely affected by an express and specific term in a document signed by or on behalf of the Security Trustee;

(c)
no failure or delay by or on behalf of the Security Trustee to enforce or exercise a Security Interest created by this Deed and the Mortgage or a right of the Security Trustee under this Deed and the Mortgage, and no act, course of conduct, acquiescence or failure to act (or to prevent the Owner from taking certain action) which is inconsistent with such a Security Interest or such a right shall preclude or estop the Security Trustee (either permanently or temporarily) from enforcing or exercising it; and

(d)	this Deed and the Mortgage shall be additional to, and shall not in any way impair or be impaired by:

(i)	any other Security Interest whether in relation to property of the Owner or that of third party; or

(ii)	any other right of recourse as against the Owner or any third party,

which the Security Trustee or any other Credit Party now or subsequently has in respect of any of the Secured Liabilities.

2.2
No obligations imposed on Security Trustee. The Owner shall remain liable to perform all obligations connected with the Ship and the Security Trustee shall not, in any circumstances have or incur any obligation of any kind in connection with the Ship.

2.3	Waiver of rights and defenses. The Owner shall neither be discharged by, nor have any claim against, any Credit Party in respect of:

(a)	any amendment or supplement being made to the Finance Documents;

(b)	any arrangement or concession (including a rescheduling or acceptance of partial payment relating to, or affecting, the Finance Documents;

(c)	any release or loss of any right or Security Interest created by the Finance Documents;

(d)	any failure promptly or properly to exercise or enforce any such right or Security Interest, including a failure to realize for its full market value an asset covered by such a Security Interest; or

(e)	any other Finance Document or any Security Interest now being or later becoming void, unenforceable, illegal or invalid or otherwise defective for any reason, including a neglect to register it.

2.4
Subordination of rights of Owner. All rights which the Owner at any time has with respect to this Deed and the Mortgage against the Borrower, any other Obligor or their respective assets shall be fully subordinated to the rights of the Credit Parties under the Finance Documents, and in particular the Owner shall not:

(a)	claim, or in a bankruptcy of another Obligor prove for, any amount payable to the Owner by such Obligor, in respect of this Deed and the Mortgage;

(b)	take or enforce any Security Interest for any such amount;

(c)	claim to set-off any such amount against any amount payable by the Owner to another; or

(d)	claim any subrogation or other right in respect of any Finance Document or any sum received or recovered by any Credit Party under a Finance Document.

2.5
Negative Pledge; disposal of assets. The Owner shall not sell, create any Security Interest not exclusively securing the Secured Liabilities over, or otherwise dispose of, the Ship or any right relating to the Ship.

2.6	Release of security. At the end of the Security Period, the Security Trustee shall, at the request and cost of the Owner, discharge this Mortgage.

3           PAYMENT COVENANTS

3.1	General. The Owner shall comply with the following provisions of this Clause 3 at all times during the Security Period.

3.2	Covenant to pay the Guaranteed Obligations. The Owner shall pay the Guaranteed Obligations as provided in Clause 11 of the Amended and Restated Loan Agreement.

3.3
Covenant to pay expenses etc. The Owner shall pay to the Security Trustee all such expenses, claims, liabilities, losses, costs, duties, fees, charges or other moneys as are stated in this Deed to be payable by the Owner to or recoverable from the Owner by the Security Trustee (or in respect of which the Owner agrees in this Deed to indemnify the Security Trustee) at the times and in the manner specified in this Deed.

3.4Covenant to pay default interest. The Owner shall pay to the Security Trustee interest on any expenses, claims, liabilities, losses, costs, duties, fees, charges or other moneys referred to in Clause 3.3 from the date on which the relevant expense, claim, liability, loss, cost, duty, fee, charge or other money is paid or incurred by the Security Trustee (as well after as before judgment):

(a)	at the rate described in clause 6.2 of the Amended and Restated Loan Agreement;

(b)	compounded in accordance with clause 6.5 of the Amended and Restated Loan Agreement; and

(c)	on demand.

3.5
Covenant to pay other sums. The Owner shall pay to the Security Trustee each and every other sum of money which may be or become owing to the Security Trustee under the Amended and Restated Loan Agreement, the Mortgage, this Deed and the other Finance Documents to which the Owner is or is to be a party at the times and in the manner specified in the Mortgage, this Deed or in the other Finance Documents.

4           REPRESENTATIONS AND WARRANTIES

4.1       General. The Owner represents and warrants to the Security Trustee as follows.

4.2
Repetition of Amended and Restated Loan Agreement representations and warranties. The representations and warranties in Clause 9 of the Amended and Restated Loan Agreement remain true and not misleading as if repeated on the date of this Deed with reference to the circumstances now existing.

5           INSURANCE COVENANTS

5.1
General. The Owner undertakes with the Security Trustee to comply with the following provisions of this Clause 5 at all times during the Security Period except as the Security Trustee may otherwise permit.

5.2	Maintenance of obligatory insurances. The Owner shall keep the Ship insured at its own expense against:

(a)	fire and usual marine risks (including hull and machinery and excess risks);

(b)	war risks (including protection and indemnity war risks);

(c)	protection and indemnity risks (including pollution risks and freight, demurrage and defense cover); and

(d)
any other risks against which the Security Trustee may advise or, on instruction of the Majority Lenders shall advise, having regard to practices and other circumstances prevailing at the relevant time, that it would be reasonable for the Owner to insure, as specified by the Security Trustee by notice to the Owner.

5.3       Terms of obligatory insurances. The Owner shall effect such insurances:

(a)        in Dollars;

(b)
in the case of fire and usual marine risks and war risks, in an amount on an agreed value basis equal at all times to the greater of (i) the Fair Market Value of the Ship and (ii) an amount which, when aggregated with the insured value of the other Ships at the relevant time subject to a Mortgage, is not less than 120% of the aggregate amount of the Loan;

(c)
in the case of oil pollution liability risks, for an aggregate amount equal to the highest level of cover from time to time available under basic protection and indemnity club entry (with the international group of protection and indemnity clubs) and the international marine insurance market for vessels of similar age and type;

(d)	in relation to protection and indemnity risks in respect of the full value and tonnage of the Ship;

(e)	in the case of protection and indemnity war risks, in an amount equal to the amount for which the war risks under the hull policies are effected;

(f)         on terms approved by the Agent; and

(g)
through brokers and with insurance companies and/or underwriters or, in the case of war risks and protection and indemnity risks, in war risks and protection and indemnity risks associations, in each case approved by the Agent, and without prejudice to the Owner's obligation to obtain the prior approval of the Security Trustee, at all times with reputable international brokers, companies, underwriters and mutual insurance associations.

5.4	Further protections for the Credit Parties. In addition to the terms set out in Clause 5.3, the Owner shall procure that the obligatory insurances shall:

(a)
if so required by the Security Trustee (i) except in relation to risks referred to in Clause 5.2(c) and (d), name (or be amended to name) the Security Trustee and/or any other Credit Party as an additional named assured for its rights and interests, warranted no operational interest and with full waiver of rights of subrogation against the Security Trustee (and/or such other Credit Party), and (ii) in relation to risks referred to in Clause 5.2(c) and (d), name (or be amended to name) the Security Trustee and/or any other Credit Party as a co-assured or a co-assured under a misdirected arrows clause, but in all cases without the Security Trustee (and/or such other Credit Party) thereby being liable to pay (but having the right to pay) premiums, calls or other assessments in respect of such insurance;

(b)	name the Security Trustee as sole loss payee in accordance with the loss payable clause referred to in Clause (b) below and with such directions for payment as the Security Trustee may specify;

(c)	provide that all payments by or on behalf of the insurers under the obligatory insurances to the Security Trustee shall be made without set-off, counterclaim or deductions or condition whatsoever:

(d)
provide that the insurers shall waive, to the fullest extent permitted by applicable law, their entitlement (if any) (whether by statute, common law, equity, or otherwise) to be subrogated to the rights and remedies of the Security Trustee in respect of any rights or interests (secured or not) held by or available to the Security Trustee under the Finance Documents, until the Secured Liabilities shall have been fully repaid and discharged, except that the insurers shall not be restricted by the terms of this paragraph (d) from making personal claims against persons (other than the Owner or any Credit Party) in circumstances where the insurers have fully discharged their liabilities and obligations under the relevant obligatory insurances;

(e)	provide that such obligatory insurances shall be primary without right of contribution from other insurances which may be carried by the Security Trustee;

(f)           provide that the Security Trustee may make proof of loss if the Owner fails to do so;

(g)
provide that if any obligatory insurance is cancelled, or if any substantial change is made in the coverage which adversely affects the interest of the Security Trustee, or if any obligatory insurance is allowed to lapse for non-payment of premium, such cancellation, charge or lapse shall not be effective with respect to the Security Trustee for 14 days (or 7 days in the case of war risks) after receipt by the Security Trustee of prior written notice from the insurers of such cancellation, change or lapse; and

(h)
apply all sums receivable under the Insurances (other than in respect of a Total Loss and any Major Casualty, which shall be payable to the Security Trustee in accordance with the provisions of the Insurance Assignment) as are paid to the Owner for the purpose of making good the loss and fully repairing all damage in respect of which such sums shall have been received.

5.5	Renewal of obligatory insurances. The Owner shall:

(a)        at least 21 days before the expiry of any obligatory insurance effected by it:

(i)
notify the Security Trustee of (1) the brokers (or other insurers) and any protection and indemnity or war risks association through or with whom the Owner proposes to renew that insurance and (2) the proposed terms of renewal; and

(ii)	obtain the approval of the Security Trustee such consent not to be unreasonably withheld, to the matters referred to in paragraph (i) above;

(b)	at least 14 days before the expiry of any obligatory insurance effected by it, renew the insurance in accordance with the Security Trustee's approval pursuant to paragraph (a)(ii) above; and

(c)
procure that the brokers and/or the war risks and protection and indemnity associations with which such a renewal is effected shall promptly notify the Security Trustee in writing of the terms and conditions of the renewal.

5.6
Copies of policies; letters of undertaking. The Owner shall provide the Security Trustee with pro forma copies of all policies relating to the obligatory insurances which they are to effect or renew and of a letter or letters of undertaking in a form required by the Security Trustee including undertakings by the approved brokers that:

(a)
they will have endorsed on each policy, immediately upon issue, a loss payable clause and a notice of assignment in such form as the Security Trustee may require and complying with the provisions of Clause 5.4;

(b)	they will hold such policies, and the benefit of such insurances, to the order of the Security Trustee in accordance with the said loss payable clause;

(c)
they will advise the Security Trustee immediately of any material change to the terms of the obligatory insurances and will give the Security Trustee not less than five (5) days advance notice of intention to cancel such obligatory insurances;

(d)
they will notify the Security Trustee, not less than 14 days before the expiry of the obligatory insurances, in the event of their not having received notice of renewal instructions from the Owner or its agents and, in the event of their receiving instructions to renew, they will promptly notify the Security Trustee of the terms of the instructions; and

(e)
they will not set off against any sum recoverable in respect of a claim relating to the Ship under such obligatory insurances any premiums or other amounts due to them or any other person whether in respect of the Ship or otherwise, they waive any lien on the policies or, any sums received under them, which they might have in respect of such premiums or other amounts, and they will not cancel such obligatory insurances by reason of non-payment of such premiums or other amounts, and will arrange for a separate policy to be issued in respect of the Ship forthwith upon being so requested by the Security Trustee.

5.7	Copies of certificates of entry. The Owner shall ensure that any protection and indemnity and/or war risks associations in which the Ship is entered provides the Security Trustee with:

(a)        a copy certified by the Owner of the certificate of entry for the Ship;

(b)	a letter or letters of undertaking in such form as may be required by the Security Trustee; and

(c)
where required to be issued under the terms of insurance/indemnity provided by the Owner's protection and indemnity association, but only if and when so requested by the Security Trustee, a certified copy of each United States of America voyage quarterly declaration (or other similar document or documents) made by that Borrower in relation to such Ship in accordance with the requirements of such protection and indemnity association; and

(d)
a copy certified by the Owner of each certificate of financial responsibility for pollution by oil or other Environmentally Sensitive Material issued by the relevant certifying authority in relation to such Ship, but only if and when so requested by the Security Trustee.

5.8
Deposit of original policies. The Owner shall ensure that all policies relating to obligatory insurances effected by it are deposited with the approved brokers through which the insurances are effected or renewed.

5.9
Payment of premiums. The Owner shall punctually pay all premiums or other sums payable in respect of the obligatory insurances effected for the Ship and produce all relevant receipts when so required by the Security Trustee.

5.10	Guarantees. The Owner shall ensure that any guarantees required by a protection and indemnity or war risks association are promptly issued and remain in full force and effect.

5.11	Restrictions on employment. The Owner shall not employ the Ship, nor permit her to be employed, outside the cover provided by any obligatory insurances.

5.12
Compliance with terms of insurances. The Owner shall not do nor omit to do (nor permit to be done or not to be done) any act or thing which would or might render any obligatory insurance invalid, void, voidable or unenforceable or render any sum payable thereunder repayable in whole or in part; and, in particular:

(a)
the Owner shall take all necessary action and comply with all requirements which may from time to time be applicable to the obligatory insurances, and (without limiting the obligation contained in Clause 5.7(c)) ensure that the obligatory insurances are not made subject to any exclusions or qualifications to which the Security Trustee has not given its prior approval;

(b)	the Owner shall not make any changes relating to the classification or classification society or manager or operator of the Ship unless approved by the underwriters of the obligatory insurances.

(c)
the Owner shall make all quarterly or other voyage declarations which may be required by the protection and indemnity risks association to maintain cover for trading to the United States of America and Exclusive Economic Zone (as defined in the United States Oil Pollution Act 1990 or any other applicable legislation); and

(d)
the Owner shall not employ the Ship, nor allow it to be employed, otherwise than in conformity with the terms and conditions of the obligatory insurances, without first obtaining the consent of the insurers and complying with any requirements (as to extra premium or otherwise) which the insurers specify.

5.13	Alteration to terms of insurances. The Owner shall not make nor agree to any alteration to the terms of any obligatory insurance nor waive any right relating to any obligatory insurance.

5.14
Settlement of claims. The Owner shall not settle, compromise or abandon any claim under any obligatory insurance for Total Loss or for a Major Casualty, and shall do all things necessary and provide all documents, evidence and information to enable the Security Trustee to collect or recover any moneys which at any time become payable in respect of the obligatory insurances.

5.15	Provision of copies of communications. The Owner shall provide the Security Trustee at the time of each such communication, with copies of all written communications between the Owner and:

(a)        the approved brokers; and

(b)        the approved protection and indemnity and/or war risks associations;

(c)	and the approved insurance companies and/or underwriters,

which relate, in each case directly or indirectly to either any actual or threatened termination or material adverse change in the terms of any of the obligatory insurances or any recovery which, under the terms of any loss payable clause as referred to in Clause (b) shall or may be payable to the Security Trustee.

5.16
Provision of information. In addition, the Owner shall promptly provide the Security Trustee (or any persons which it may designate) with any information which the Security Trustee (or any such designated person) requests from time to time for the purpose of:

(a)	obtaining or preparing any report from an independent marine insurance broker as to the adequacy of the obligatory insurances effected or proposed to be effected; and/or

(b)	effecting, maintaining or renewing any such insurances as are referred to in Clause 5.17 below or dealing with or considering any matters relating to any such insurances,

and the Owner shall, forthwith upon demand, indemnify the Security Trustee in respect of all fees and other expenses incurred by or for the account of the Security Trustee in connection with any such report as is referred to in paragraph (a) above.

5.17
Mortgagee's interest and additional perils insurance. The Security Trustee shall (unless required otherwise by the Majority Lenders) from time to time to subscribe and thereafter maintain and renew all of the following insurances in such amounts, on such terms, through such insurers and generally in such manner as the Security Trustee may from time to time consider appropriate:

(a)
a mortgagee's interest marine insurance covering the Ship and providing for the indemnification of the Credit Parties for any losses under or in connection with any Finance Document which directly or indirectly result from loss of or damage to the Ship covered by such insurance or a liability of such Ship or of the Owner, being a loss or damage which is prima facie covered by an obligatory insurance but in respect of which there is a nonpayment (or reduced payment) by the underwriters by reason of, or on the basis of an allegation concerning, among other things:

(i)
any act or omission on the part of the Owner, of any operator, charterer, manager or sub-manager of such Ship or of any officer, employee or agent of the Owner or of any such person, including any breach of warranty or condition or any non-disclosure relating to such obligatory insurance;

(ii)
any act or omission, whether deliberate, negligent or accidental, or any knowledge or privity of the Owner, any other person referred to in paragraph (i) above, or of any officer, employee or agent of the Owner or of such a person, including the casting away or damaging of such Ship and/or such Ship being unseaworthy; and/or

(iii)	any other matter capable of being insured against under a mortgagee's interest marine insurance policy whether or not similar to the foregoing; and

(b)
a mortgagee's interest additional perils policy providing for the indemnification of the Credit Parties against, among other things, any possible losses or other consequences of any Environmental Claim, including the risk of expropriation, arrest or any form of detention of the Ship and/or of any insurance recoveries which are or may be paid or payable under the obligatory insurances relative to the Ship covered by such insurance, or the imposition of any Security Interest over such Ship and/or any such insurances and/or any other matter capable of being insured against under a mortgagee's interest additional perils policy, and the Owner shall upon demand fully indemnify the Security Trustee in respect of all premiums and other reasonable expenses which are incurred in connection with or with a view to effecting, maintaining or renewing any such insurance or dealing with, or considering, any matter arising out of any such insurance.

5.18
Review of insurance requirements. The Security Trustee may and, on instruction of the Majority Lenders, shall review the requirements of this Clause 5 from time to time in order to take account of any changes in circumstances after the date of this Deed which are, in the opinion of the Security Trustee or any Lender significant and capable of affecting the Owner or the Ship and its or their insurance (including, without limitation, changes in the availability or the cost of insurance coverage or the risks to which the Owner may be subject.)

5.19
Modification of insurance requirements. The Security Trustee shall notify the Owner of any proposed modification under Clause 5.18 to the requirements of this Clause 5 which the Security Trustee, may or, on instruction of the Majority Lenders, shall reasonably consider appropriate in the circumstances and, after consultation and taking full account of the Owner's opinion, such modification shall take effect 14 days after the date it is notified in writing to the Owner as an amendment to this Clause 5 and shall bind the Owner accordingly.

6	SHIP COVENANT

6.1
General. The Owner shall comply with the following provisions of this Clause 6 at all times during the Security Period except as the Security Trustee, with the authority of the Majority Lenders, may otherwise permit (in the case of Clauses 6.2(a), 6.2(b), 6.13(b) and 6.13(f), such permission not to be unreasonably withheld).

6.2       Ship's name and registration. The Owner shall:

(a)	keep the Ship registered in its ownership under the Singapore flag at the Port of [—];

(b)	not change the name or port of registry of the Ship; and

(c)	not do or allow to be done anything as a result of which such registration might be cancelled or imperiled.

6.3	Repair and classification. The Owner shall keep the Ship in a good and safe condition and state of repair:

(a)	consistent with first-class ship ownership and management practice;

(b)	so as to maintain the highest class with the Classification Society free of overdue recommendations and conditions of such Classification Society; and

(c)
so as to comply with all laws and regulations applicable to vessels registered Singapore or to vessels trading to any jurisdiction to which the Ship may trade from time to time, including but not limited to the ISM Code, the ISPS Code, the ISM Code Documentation and the ISPS Code Documentation.

6.4	Classification society undertaking. The Owner shall instruct the Classification Society referred to in Clause 6.3(b) (and procure that the Classification Society undertakes with the Security Trustee):

(a)
to send to the Security Trustee, following receipt of a written request from the Security Trustee, certified true copies of all original class records held by the Classification Society in relation to the Ship;

(b)
to allow the Security Trustee (or its agents), at any time and from time to time, to inspect the original class and related records of the Owner and its Ship at the offices of the Classification Society and to take copies of them;

(c)        to notify the Security Trustee promptly in writing if the Classification Society:

(i)	receives notification from the Owner or any person that the Ship's Classification Society is to be changed; or

(ii)
becomes aware of any facts or matters which may result in or have resulted in change, suspension, discontinuance, withdrawal or expiry of the Ship's class under the rules or terms and conditions of the Owner's or the Ship's membership of the Classification Society;

(d)        following receipt of a written request from the Security Trustee:

(i)
to confirm that the Owner is not in default of any of its contractual obligations or liabilities to the Classification Society and, without limiting the foregoing, that it has paid in full all fees or other charges due and payable to the Classification Society; or

(ii)
if the Owner is in default of any of its contractual obligations or liabilities to the Classification Society, to specify to the Security Trustee in reasonable detail the facts and circumstances of such default, the consequences thereof, and any remedy period agreed or allowed by the Classification Society.

6.5
Modification. The Owner shall not make any modification or repairs to, or replacement of, the Ship owned by it or equipment installed on her which would or might materially alter the structure, type or performance characteristics of the Ship or materially reduce her value.

6.6
Removal of parts. The Owner shall not remove any material part of the Ship, or any item of equipment installed on, the Ship unless the part or item so removed is forthwith replaced by a suitable part or item which is in the same condition as or better condition than the part or item removed, is free from any Security Interest or any right in favour of any person other than the Security Trustee and becomes on installation on the Ship the property of the Owner and subject to the security constituted by the Mortgage and this Deed; provided that the Owner may install equipment owned by a third party if the equipment can be removed without any risk of damage to the Ship.

6.7
Surveys. The Owner shall submit the Ship owned by it regularly to all periodical or other surveys which may be required for classification purposes and, if so required by the Majority Lenders, provide the Security Trustee (at the expense of the Owner) with copies of all survey reports.

6.8
Inspection. The Owner shall permit the Security Trustee (by surveyors or other persons appointed by it for that purpose) to board the Ship owned by it at all reasonable times to inspect her condition or to satisfy themselves about proposed or executed repairs and shall afford all proper facilities for such inspections. All fees and expenses incurred in relation to the appointment of surveyors shall be for the account of the Owner.

6.9	Prevention of and release from arrest. The Owner shall promptly discharge:

(a)	all liabilities which give or may give rise to maritime or possessory liens on or claims enforceable against the Ship, her Earnings or her Insurances;

(b)	all taxes, dues and other amounts charged in respect of the Ship, her Earnings or her Insurances: and

(c)
all other outgoings whatsoever in respect of the Ship, her Earnings or her Insurances, and, forthwith upon receiving notice of the arrest of the Ship, or of her detention in exercise or purported exercise of any lien or claim, the Owner shall procure her release by providing bail or otherwise as the circumstances may require.

6.10     Compliance with laws etc. The Owner and the Approved Manager shall:

(a)
comply, or procure compliance with the ISM Code, the ISPS Code, all Environmental Laws and all other laws or regulations relating to the Ship, its ownership, operation and management or to the business of the Owner;

(b)	not employ the Ship nor allow her employment in any manner contrary to any law or regulation in any relevant jurisdiction including but not limited to the ISM Code and the ISPS Code; and

(c)
in the event of hostilities in any part of the world (whether war is declared or not), not cause or permit the Ship to enter or trade to any zone which is declared a war zone by any government or by the Ship's war risks insurers unless the Owner has (at its expense) effected any special, additional or modified insurance cover required for it to enter or trade to any war zone.

6.11	Provision of information. The Owner shall promptly provide the Security Trustee with any information which the Security Trustee requests regarding:

(a)        the Ship, her employment, position and engagements;

(b)        the Earnings and payments and amounts due to the master and crew of the Ship;

(c)	any expenses incurred, or likely to be incurred, in connection with the operation, maintenance or repair of the Ship and any payments made in respect of the Ship;

(d)        any towages and salvages;

(e)        its compliance or the compliance of the Ship with the ISM Code and the ISPS Code,

and, upon the Security Trustee's request, provide copies of any current charter relating to the Ship and of any current charter guarantee, and copies of the ISM Code Documentation and the ISPS Code Documentation.

6.12	Notification of certain events. The Owner shall immediately notify the Security Trustee by letter of:

(a)	any casualty which is or is likely to be or to become a Major Casualty;

(b)	any occurrence as a result of which the Ship owned by it has become or is, by the passing of time or otherwise, likely to become a Total Loss;

(c)	any requirement or recommendation made by any insurer or classification society or by any competent authority which is not immediately complied with;

(d)	any arrest or detention of the Ship, any exercise or purported exercise of any lien on the Ship or her Earnings or any requisition of the Ship for hire;

(e)        any intended dry docking of the Ship;

(f)	any Environmental Claim made against the Owner or in connection with the Ship, or any Environmental Incident;

(g)	any claim for breach of the ISM Code or the ISPS Code being made against the Owner, the Approved Manager or otherwise in connection with the Ship; or

(h)	any other matter, event or incident, actual or threatened, the effect of which will or could lead to the ISM Code or the ISPS Code not being complied with,

and the Owner shall keep the Security Trustee advised in writing on a regular basis and in such detail as the Security Trustee shall require of the Owner's, the Approved Manager's or any other person's response to any of those events or matters.

6.13	Restrictions on chartering, appointment of managers etc. The Owner shall not:

(a)	let its Ship on demise charter for any period;

(b)	let its Ship on terms whereby more than two (2) months' hire (or the equivalent) is payable in advance;

(c)	let its Ship below the market rate prevailing at the time when the Ship is fixed or on any other than arm's length terms;

(d)
let its Ship by demise charter, time charter, voyage charter or otherwise to any of its or the Borrower's subsidiaries or Affliates or the Approved Manager (unless such Ship is contemporaneously sub-chartered at the prevailing market rate to a third party that is not a subsidiary or an Affiliate of such Guarantor or of the Borrower and such sub-charter and all rights thereunder are assigned to the Security Trustee as security for the Secured Liabilities);

(e)	appoint a manager of the Ship other than the Approved Manager or agree to any alteration to the terms of the Approved Manager's appointment;

(f)         de-activate or lay up the Ship owned by it;

(g)
put the Ship into the possession of any person for the purpose of work being done upon her in an amount exceeding or likely to exceed $800,000 (or the equivalent in any other currency) unless that person has first given to the Security Trustee and in terms satisfactory to it a written undertaking not to exercise any lien on the Ship or her Earnings for the cost of such work or otherwise; or

(h)
employ the Ship or permit her employment in any manner, trade or business which is forbidden by international law, or which is unlawful or illicit under the law of any relevant jurisdiction, or in carrying illicit or prohibited goods, or in any manner whatsoever which may render her liable to condemnation in a Prize Court, or to destruction, seizure, confiscation, penalty or sanctions and, in the event of hostilities in any part of the world (whether war be declared or not), shall not employ the Ship or permit her employment in carrying any contraband goods or entry into or trade in any zone which is declared a war zone by any government or by the Ship's war risks insurers unless the Security Trustee shall have first given its consent thereto in writing and there shall have been effected by the Owner at its expense such special insurance cover as the Security Trustee may require.

6.14     Notice of Mortgage. The Owner shall

(a)
carry on board the Ship with its papers a certified copy of the Mortgage and this Deed and cause that certified copy of the Mortgage and this Deed to be exhibited to any person having business with the Ship which might give rise to a lien or the Ship other than a lien for crew's wages and salvage and to any representative of the Security Trustee on demand; and

(b)
place and maintain in a conspicuous place in the navigation room and the Master's cabin of the Ship a framed printed notice in plain type in English of such size that the paragraph of reading matter shall cover a space not less than 6 inches wide and 9 inches high reading as follows:

"NOTICE OF MORTGAGE

This Vessel is covered by a First Priority Statutory Ship Mortgage to Nordea Bank Finland Plc, New York Branch, as Security Trustee under the laws of Singapore. Under the terms of the said Mortgage neither the Owner nor any Charterer nor the Master of this Vessel nor any other person has any right, power or authority to create, incur or permit to be imposed upon this Vessel any lien whatsoever other than for crew's wages and salvage."

6.15     Sharing of Earnings. The Owner shall not:

(a)        enter into any agreement or arrangement for the sharing of any Earnings;

(b)
enter into any agreement or arrangement for the postponement of any date on which any Earnings are due; the reduction of the amount of any Earnings or otherwise for the release or adverse alteration of any right of the Owner to any Earnings; or

(c)	enter into any agreement or arrangement for the release of, or adverse alteration to, any guarantee or Security Interest relating to any Earnings.

6.16
Payment of outgoings and evidence of payments. The Owner shall promptly pay all rolls, dues and other outgoings whatsoever in respect of the Ship and shall keep or procure there be kept proper books of account in respect of the Ship and the Earnings and, as and when the Security Trustee may so require, shall make such books available for inspection on behalf of the Security Trustee, and shall furnish satisfactory evidence that the wages and allotments and the insurance and pension contributions of the master and crew are being promptly and regularly paid and that all deductions from crew's wages in respect of any tax liability or otherwise as required by law are being properly accounted for and that the master has no claim for disbursements other than those incurred by him in the ordinary course of trading on the voyage then in progress.

6.17
Encumbrances. Except for Permitted Security Interests, the Owner shall not without the prior written consent of the Security Trustee (and then only subject to such conditions as the Security Trustee may impose) mortgage, charge or otherwise encumber the Ship or any other part of the Mortgaged Property or permit the creation of any such mortgage, charge or other encumbrance otherwise than to or in favor of the Security Trustee.

6.18	Costs, indemnities and expenses. The Owner shall pay to the Security Trustee on its first demand all expenses which the Security Trustee has or will incur in or in connection with:

(a)
the protection, maintenance or enforcement of the security created by the Mortgage and this Deed or the exercise by the Security Trustee of any of the powers vested in it by the Amended and Restated Loan Agreement, this Deed, the Mortgage or any other Finance Document; and

(b)
the preparation, completion and registration or other perfection of this Deed, the Mortgage and any other Finance Document or otherwise in connection with the Secured Liabilities and the security therefor.

6.19     Perfection of Mortgage. The Owner shall:

(a)
comply with and satisfy all the requirements and formalities established by Singapore to perfect the Mortgage as a legal, valid and enforceable first preferred mortgage and maritime lien upon the Ship; and

(b)	promptly provide the Security Trustee from time to time with evidence in such form as the Security Trustee requires that the Owner is complying with Clause 6.18(a).

6.20
Conveyance on default. The Owner undertakes, where the Ship is (or is to be) sold in exercise of any power contained in this Deed or the Mortgage, to execute, forthwith upon request by the Security Trustee, such form of conveyance of the Ship as the Security Trustee may require.

7	PROTECTION OF SECURITY

7.1
Security Trustee's right to protect or maintain security. The Security Trustee may take any reasonable action which it may think fit for the purpose of protecting or maintaining the security created by this Deed or the Mortgage or for any similar or related purpose.

7.2	Security Trustee's right to insure, repair etc. Without limiting the generality of Clause 7.1, if the Owner does not comply with Clause 5 the Security Trustee may:

(a)	effect, replace and renew any insurance;

(b)	arrange for the carrying out of such surveys and/or repairs of the Ship as it reasonably deems expedient or necessary; and

(c)
discharge any liabilities charged on the Ship, or otherwise relating to or affecting it, and/or take any measures which the Security Trustee may reasonably think expedient or necessary for the purpose of securing its release.

8          ENFORCEABILITY AND SECURITY TRUSTEE'S POWERS

8.1
Right to enforce security. On the occurrence of an Event of Default under Clause 14.1 of the Amended and Restated Loan Agreement and without the necessity for any court order in any jurisdiction to the effect that an Event of Default has occurred or that the security constituted by this Deed or the Mortgage has become enforceable, and irrespective of whether a notice has been served under Clause 14.2 of the Amended and Restated Loan Agreement:

(a)	the security constituted by this Deed and the Mortgage shall immediately become enforceable;

(b)	the Security Trustee shall be entitled at any time or times to exercise the powers set out in Clause 8.2 and in any other Finance Document;

(c)
the Security Trustee shall be entitled at any time or times to exercise the powers possessed by it as mortgagee of the Ship conferred by the law of any country or territory the courts of which have or claim any jurisdiction in respect of the Owner or the Ship; and

(d)	the Security Trustee shall be entitled to exercise all the rights and remedies in foreclosure and otherwise given to mortgagees by applicable law.

8.2	Right to take possession, sell etc. On the occurrence of an Event of Default and whilst the same is continuing, the Security Trustee shall be entitled then or at any later time or times:

(a)
to take possession of the Ship whether actually or constructively and/or otherwise to take control of the Ship wherever the Ship may be and cause the Owner or any other person in possession of the Ship forthwith upon demand to surrender the Ship to the Security Trustee without legal process and without the Security Trustee or any other Credit Party being liable for any losses thereby caused or to account to the Owner in connection therewith;

(b)
to sell the Ship or any share in the Ship by public auction or private contract with or without the benefit of any charterparty or other contract for its employment, at any time, at any place and upon any terms (including, without limitation, on terms that all or any part or parts of the purchase price be satisfied by shares, loan stock or other securities and/or be left outstanding as a debt, whether secured or unsecured and whether carrying interest or not) which the

Security Trustee may think fit, with power for the Security Trustee to purchase the Ship at any such public auction and to set off the purchase price against all or any part of the Secured Liabilities, with notice of such sale, whether by public auction or private contract, addressed to the Owner at its last known address, twenty (20) calendar days prior to the date fixed for entering into the contract for sale and by first publishing notice of any such public sale for ten (10) consecutive days, in daily newspapers of general circulation published in the City of New York, State of New York, and if the place of such sale should not be New York City, then also by publication of a similar notice in a daily newspaper, if any, published at the place of sale and in the event that the Vessel shall be offered by private contract, no newspaper publication of notice shall be required, nor notice of adjournment of sale;

(c)
to manage, insure, maintain and repair the Ship and to charter, employ, lay up or in any other manner whatsoever deal with the Ship in any manner, upon any terms and for any period which the Security Trustee may think fit, in all respects as if the Security Trustee were the owner of the Ship and without the Security Trustee or any other Credit Party being responsible for any loss thereby incurred;

(d)
to collect, recover and give good discharge for any moneys or claims arising in relation to the Ship and to permit any brokers through whom collection or recovery is effected to charge the usual brokerage therefor;

(e)
to take over or commence or defend (if necessary using the name of the Owner) any claims or proceedings relating to, or affecting, the Ship which the Security Trustee may think fit and to abandon, release or settle in any way any such claims or proceedings; and

(f)	generally, to enter into any transaction or arrangement of any kind and to do anything in relation to the Ship which the Security Trustee may think fit.

8.3
No liability of Security Trustee. The Security Trustee shall not be obliged to check the nature or sufficiency of any payment received by it under this Deed or the Mortgage or to preserve, exercise or enforce any right relating to the Ship.

8.4       [intentionally omitted].

9          APPLICATION OF MONEYS

9.1       General. All sums received by the Security Trustee:

(a)        in respect of sale of the Ship or any share in the Ship;

(b)	in respect of net profits arising out of the employment of the Ship pursuant to Clause 8.2(c); or

(c)        in respect of any other transaction or arrangement under Clauses 8.1 or 8.2,

shall be held by the Security Trustee upon trust in the first place to pay or discharge any expenses or liabilities (including any interest) which have been paid or incurred by the Security Trustee in or in connection with the exercise of its powers and to apply the balance in accordance with Clause 13 of the Amended and Restated Loan Agreement.

10        FURTHER ASSURANCES

10.1     Owner's obligation to execute further documents etc. The Owner shall:

(a)	execute and deliver to the Security Trustee (or as it may direct) any assignment, mortgage power of attorney, proxy or other document, as the Security Trustee may, in any particular case, specify; and

(b)
effect any registration or notarizations, give any notice or take any other step, which the Security Trustee may, by notice to the Owner, and with the consent of the Majority Lenders specify for any of the purposes described in Clause 10.2 or for any requisite similar or related purpose.

10.2     Purposes of further assurances. The purposes referred to in Clause 10.1 are:

(a)	validly and effectively to create any Security Interest or right of any kind which the Security Trustee intended should be created by or pursuant to the Mortgage or this Deed;

(b)
to protect the priority, or increase the effectiveness, in any jurisdiction of any Security Interest which is created, or which the Security Trustee intended should be created, by or pursuant to the Mortgage or this Deed;

(c)
to enable or assist the Security Trustee to sell or otherwise deal with the Ship, to transfer title to, or grant any interest or right relating to, the Ship or to exercise any power which is referred to in Clauses 8.1 or 8.2; or

(d)
to enable or assist the Security Trustee to enter into any transaction to commence, defend or conduct any proceedings and/or to take any other action relating to the Ship in any country or under the law of any country.

10.3
Terms of further assurances. The Security Trustee may (subject to the provisions of Clause 10.2) specify the terms of any document to be executed by the Owner under Clause 10.1, and those terms may include any covenants, undertakings, powers and provisions which the Security Trustee considers appropriate to protect its, and any other Credit Party's, interests.

10.4	Obligation to comply with notice. The Owner shall comply with a notice under Clause 10.1 by the date specified in the notice.

10.5
Additional corporate action. At the same time as the Owner delivers to the Security Trustee any document executed under Clause 10.1(a), the Owner shall also deliver to the Security Trustee a certificate signed by two (2) of the Owner's officers which shall:

(a)	set out the text of a resolution of the Owner's directors specifically authorizing the execution of the document specified by the Security Trustee; and

(b)
state that either the resolution was duly passed at a meeting of the directors validly convened and held throughout which a quorum of directors entitled to vote on the resolution was present or that the resolution has been signed by all the directors and is valid under the Owner's articles of incorporation or other constitutional documents.

11        POWER OF ATTORNEY

11.1
Appointment. For the purpose of securing the Security Trustee's interest in the Ship and the due and punctual performance the Owner's obligations to the Security Trustee under the Mortgage and this Deed and every other Finance Document to which the Owner is or is to be a party, the Owner irrevocably and by way of security appoints the Security Trustee its attorney, on behalf of the Owner and in its name or otherwise, to execute or sign any document and do any act or thing which the Owner is obliged to do under any Finance Document provided that such power shall become exercisable only after the occurrence of an Event of Default which is continuing.

11.2
Ratification of actions of attorney. For the avoidance of doubt and without limiting the generality of Clause 11.1, the Owner confirms that Clause 11.1 authorizes the Security Trustee to execute on its behalf a document ratifying any transaction or action which the Security Trustee has purported to enter into or to take and which the Security Trustee considers was or might have been outside its powers or otherwise invalid.

11.3
Delegation. The Security Trustee may sub-delegate to any person or persons all or any of the powers (including the discretions) conferred on the Security Trustee by Clauses 11.1 and/or 11.2, and may do so on terms authorizing successive sub-delegations.

12	INCORPORATION OF AMENDED AND RESTATED LOAN AGREEMENT PROVISIONS

12.1
Incorporation of specific provisions. The following provisions of the Amended and Restated Loan Agreement apply to this Deed as if they were expressly incorporated in this Deed with any necessary modifications:

Clause 17, no set-off or tax deduction

Clause 20, variations and waivers;

Clause 21, notices; and

Clause 23, supplemental.

12.2
Incorporation of general provisions. Clause 12.1 is without prejudice to the application to this Deed of any provision of the Amended and Restated Loan Agreement which, by its terms, applies or relates to the Finance Documents generally or this Deed specifically.

13        [INTENTIONALLY OMITTED].

14        SUPPLEMENTAL

14.1	No restriction on other rights. Nothing in this Deed shall be taken to exclude or restrict any power, right or remedy which the Security Trustee or any other Credit Party may at any time have under:

(a)        any other Finance Document; or

(b)	the law of any country or territory the courts of which have or claim any jurisdiction respect of the Owner or the Ship

14.2	Exercise of other rights. The Security Trustee may exercise any right under this Deed before it or any other Credit Party has exercised any right referred to in Clause 14.1(a) or (b).

14.3
Settlement or discharge conditional. Any settlement or discharge under this Deed between the Security Trustee or any other Credit Party and the Owner shall be conditional upon no security or payment to the Security Trustee or any other Credit Party by the Owner or any other person being set aside, adjusted or ordered to be repaid, whether under any insolvency law or otherwise.

14.4	Third parties. No term of this Deed is enforceable under the Contracts (Rights of Third Parties) Act 1999, as amended, by a person who is not a party to this Deed.

15        LAW AND JURISDICTION

15.1	Singapore law. This Deed shall be governed by, and construed in accordance with Singapore law.

15.2     Choice of forum.  The Security Trustee reserves the rights:

(a)	to commence proceedings in relation to any matter which arises out of or in connection with this Deed in the courts of any country which have or claim jurisdiction to that matter; and

(b)	to commence such proceedings in the courts of any such country or countries concurrently with or in addition to proceedings in Singapore or without commencing proceedings in Singapore.

15.3
Action against Ship. The rights referred to in Clause 15.2 include the right of the Security Trustee to arrest and take action against the Ship at whatever place the Ship shall be found lying and for the purpose of any action which the Security Trustee may bring before the courts of that jurisdiction or other judicial authority and for the purpose of any action which the Security Trustee may bring against the Ship, any writ, notice, judgment or other legal process or documents may (without prejudice to any other method of service under applicable law) be served upon the Master of the Ship (or upon anyone acting as the Master) and such service shall be deemed good service on the Owner for all purposes.

15.4
Security Trustee's rights unaffected. Nothing in this Clause 15 shall exclude or limit any right which any Credit Party may have (whether under the law of any country, an international convention or otherwise) with regard to the bringing of proceedings, the service of process, the recognition or enforcement of a judgment or any similar or related matter in any jurisdiction.

15.5	Meaning of "proceedings". In this Clause 15, "proceedings" means proceedings of any kind, including an application for a provisional or protective measure.

IN WITNESS WHEREOF, the parties hereto have caused this Deed to be executed as a deed the day and year first before written.
Signed and Delivered as a Deed	)
by and in the name of	)
[—] OWNERS LIMITED	)
by Mr.	)
its duly authorised Attorney-in-fact	)
in the presence of:	)

Witness:_______________________________

SIGNED AND	)
DELIVERED AS A DEED	)
by and in the name of	)
NORDEA BANK FINLAND PLC,	)
New York Branch	)
by	)
its duly authorized [—]	)
in the presence of:	)

APPENDIX I
FORM OF NOTES
1-Tranche A Loan
2-Tranche B Loan

REVOLVING LOAN PROMISSORY NOTE

U.S. $200,000,000	October 1, 2007
New York, New York

FOR VALUE RECEIVED, OCEANFREIGHT INC., a corporation duly existing and incorporated under the laws of the Republic of The Marshall Islands, as borrower (the "Borrower"), hereby promises to pay to the order of NORDEA BANK FINLAND PLC, acting through its New York branch, in its capacity as administrative agent (in such capacity, the "Agent") for the Lenders under the Loan Agreement referred to below, the principal sum of Two Hundred Million United States Dollars (U.S. $200,000,000) or, if less, the aggregate unpaid principal amount of the advances (the "Advances") in respect of the Tranche A Loan (as each such term is defined in the Loan Agreement referred to below) from time to time outstanding made by the Lenders to the Borrower pursuant to the Loan Agreement dated as of September 18, 2007 (the "Loan Agreement") among (i) the Borrower, (ii) the subsidiaries of the Borrower named therein (together with any Additional Ship Owner, any Identified Ship Owner and any Replacement Ship Owner which becomes a party thereto pursuant to an Accession Agreement) as joint and several Guarantors, (3) the banks and financial institutions described therein as lenders (together with any bank or financial institution which becomes a Lender pursuant to Clause 19 or 24 of the Loan Agreement, the "Lenders"), (iii) Nordea Bank Finland PLC, New York branch, as Swap Bank, (iv) Nordea Bank Norge ASA, Grand Cayman branch, as Lead Arranger and Bookrunner, and (v) Nordea Bank Finland PLC, New York branch, as Agent and Security Trustee. Capitalized terms used but not defined herein shall have the meaning assigned such terms in the Loan Agreement.

The Borrower shall also pay interest on the Advances from the Actual Drawdown Date of such Advances until payment in full at the rates determined from time to time in accordance with Clause 4 of the Loan Agreement, which provisions are incorporated herein with full force and effect as if they were fully set forth herein. Any principal payment not paid when due, whether on an installment payment date or by acceleration, shall bear interest thereafter at the default rate determined in accordance with Clause 6.2 of the Loan Agreement. All interest shall accrue and be calculated on the actual number of days elapsed and on the basis of a 360-day year.

All payments of principal and interest to be made by the Borrower under this Note shall be made in Dollars to the Agent, for the account of the Lenders:

(a)	not later than 11:00 a.m. (New York City time) on the due date (any payment received after 11:00 a.m. New York City time shall be deemed to have been paid on the next Business Day);

(b)
in same day Dollar funds settled through the New York Clearing House Interbank Payments System (or in such other Dollar funds and/or settled in such other manner as the Agent shall specify as being customary at the time for the settlement of international transactions of the type contemplated by the Loan Agreement); and

(c)
to account number 300030007278532, maintained at the Agent's New York branch located at 437 Madison Avenue, New York, New York 10022, USA, ABA Number: 026010786, SWIFT: NDEAUS3NXXX, Attention: Credit Administration, re: OceanFreight, or to such other account with such other office of the Agent or bank as the Agent may from time to time notify to the Borrower.

The Agent shall endorse the amount and the date of the making of the Advance(s) and any prepayment or payment of principal hereunder on the grid annexed hereto and made a part hereof, which endorsement shall constitute prima facie evidence of the accuracy of the information so endorsed; provided that any failure to endorse such information on such grid shall not in any manner affect the obligation of the Borrower to make payment of principal and interest in accordance with the terms of the Loan Agreement and this Note.

If this Note or any payment required to be made hereunder becomes due and payable on a day which is not a Business Day, the due date thereof shall be extended until the next following Business Day and interest shall be payable during such extension at the rate applicable immediately prior thereto, unless such next following Business Day falls in the following calendar month, in which case the due date thereof shall be adjusted to the immediately preceding Business Day.

This Note is the Tranche A Loan Note referred to in the Loan Agreement and is entitled to the security and benefits therein provided, including, but not limited to, such security as provided in the Finance Documents, as defined in the Loan Agreement. Upon the occurrence of any Event of Default under Clause 14 of the Loan Agreement, the principal hereof and accrued interest hereon may be declared to be (or, with respect to certain Events of Default, automatically shall become) immediately due and payable.

In the event that any holder of this Note shall institute any action for the enforcement or the collection of this Note, there shall be immediately due and payable, in addition to the unpaid balance hereof, all late charges and all costs and expenses of such action, including reasonable attorneys' fees.

The Borrower hereby waives presentment, protest, demand for payment, diligence, notice of dishonor and of nonpayment, and any and all other notices or demands in connection with the delivery, acceptance, performance, default or enforcement of this Note, hereby waives and renounces all rights to the benefits of any statute of limitations and any moratorium, appraisement, exemption and homestead now provided or which may hereafter be provided by any federal or state statute, including, without limitation, exemptions provided by any federal or state statute, including, without limitation, exemptions provided by or allowed under any federal or state bankruptcy or insolvency laws, both as to itself and as to all of its property, whether real or personal, against the enforcement and collection of the obligations evidenced by this Note and any and all extensions, renewals and modifications hereof and hereby consents to any extensions of time, renewals, releases of any party this Note, waiver or modification that may be granted or consented to by the holder of this Note.

The Borrower agrees that its liabilities hereunder are absolute and unconditional without regard to the liability of any other party and that no delay on the part of the holder hereof in exercising any power or right hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any power or right hereunder preclude other or further exercise thereof or the exercise of any other power or right.

If at any time this transaction would be usurious under applicable law, then regardless of any provision contained in the Loan Agreement or this Note or any other agreement made in connection with this transaction, it is agreed that (a) the total of all consideration which constitutes interest under applicable law that is contracted for, charged or received upon the Loan Agreement, this Note or any other agreement shall under no circumstances exceed the maximum rate of interest authorized by applicable law, if any, and any excess shall be credited to the Borrower and (b) if the Lenders elect to accelerate the maturity of, or if the Borrower prepays the indebtedness described in this Note, any amounts which because of such action would constitute interest may never include more than the maximum rate of interest authorized by applicable law and any excess interest, if any, provided for in the Loan Agreement, in this Note or otherwise, shall be credited to the Borrower automatically as of the date of acceleration or prepayment.

EACH OF THE UNDERSIGNED, AND THE AGENT BY ITS ACCEPTANCE HEREOF, EACH HEREBY WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING IN RESPECT OF ANY MATTER WHATSOEVER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS NOTE.

This Note shall be governed by and construed in accordance with the laws of the State of New York

IN WITNESS WHEREOF, the Borrower has executed and delivered this Note on the date and year first above written.

OCEANFREIGHT INC.

By:	________________________________
Robert N. Cowen
Attorney-in-Fact

ADVANCES AND PAYMENTS OF PRINCIPAL

Date	Advance	Amount of Principal Paid or Prepaid	Unpaid Principal Balance	Notation Made By

TERM LOAN PROMISSORY NOTE

U.S. $125,000,000	October 1, 2007
New York, New York

FOR VALUE RECEIVED, OCEANFREIGHT INC., a corporation duly existing and incorporated under the laws of the Republic of The Marshall Islands, as borrower (the "Borrower"), hereby promises to pay to the order of NORDEA BANK FINLAND PLC, acting through its New York branch, in its capacity as administrative agent (in such capacity, the "Agent") for the Lenders under the Loan Agreement referred to below, the principal sum of One Hundred Twenty-Five Million United States Dollars (U.S. $125,000,000) or, if less, the aggregate unpaid principal amount of the advances (the "Advances") in respect of the Tranche B Loan (as each such term is defined in the Loan Agreement referred to below) from time to time outstanding made by the Lenders to the Borrower pursuant to the Loan Agreement dated as of September 18, 2007 (the "Loan Agreement") among (i) the Borrower, (ii) the subsidiaries of the Borrower named therein (together with any Additional Ship Owner, any Identified Ship Owner and any Replacement Ship Owner which becomes a party thereto pursuant to an Accession Agreement) as joint and several Guarantors, (3) the banks and financial institutions described therein as lenders (together with any bank or financial institution which becomes a Lender pursuant to Clause 19 or 24 of the Loan Agreement, the "Lenders"), (iii) Nordea Bank Finland PLC, New York branch, as Swap Bank, (iv) Nordea Bank Norge ASA, Grand Cayman branch, as Lead Arranger and Bookrunner, and (v) Nordea Bank Finland PLC, New York branch, as Agent and Security Trustee. Capitalized terms used but not defined herein shall have the meaning assigned such terms in the Loan Agreement.

The Borrower shall also pay interest on the Advances from the Actual Drawdown Date of such Advances until payment in full at the rates determined from time to time in accordance with Clause 4 of the Loan Agreement, which provisions are incorporated herein with full force and effect as if they were fully set forth herein. Any principal payment not paid when due, whether on an installment payment date or by acceleration, shall bear interest thereafter at the default rate determined in accordance with Clause 6.2 of the Loan Agreement. All interest shall accrue and be calculated on the actual number of days elapsed and on the basis of a 360-day year.

All payments of principal and interest to be made by the Borrower under this Note shall be made in Dollars to the Agent, for the account of the Lenders:

(a)	not later than 11:00 a.m. (New York City time) on the due date (any payment received after 11:00 a.m. New York City time shall be deemed to have been paid on the next Business Day);

(b)
in same day Dollar funds settled through the New York Clearing House Interbank Payments System (or in such other Dollar funds and/or settled in such other manner as the Agent shall specify as being customary at the time for the settlement of international transactions of the type contemplated by the Loan Agreement); and

(c)
to account number 300030007278532, maintained at the Agent's New York branch located at 437 Madison Avenue, New York, New York 10022, USA, ABA Number: 026010786, SWIFT: NDEAUS3NXXX, Attention: Credit Administration, re: OceanFreight, or to such other account with such other office of the Agent or bank as the Agent may from time to time notify to the Borrower.

The Agent shall endorse the amount and the date of the making of the Advance(s) and any prepayment or payment of principal hereunder on the grid annexed hereto and made a part hereof, which endorsement shall constitute prima facie evidence of the accuracy of the information so endorsed; provided that any failure to endorse such information on such grid shall not in any manner affect the obligation of the Borrower to make payment of principal and interest in accordance with the terms of the Loan Agreement and this Note.

If this Note or any payment required to be made hereunder becomes due and payable on a day which is not a Business Day, the due date thereof shall be extended until the next following Business Day and interest shall be payable during such extension at the rate applicable immediately prior thereto, unless such next following Business Day falls in the following calendar month, in which case the due date thereof shall be adjusted to the immediately preceding Business Day.

This Note is the Tranche B Loan Note referred to in the Loan Agreement and is entitled to the security and benefits therein provided, including, but not limited to, such security as provided in the Finance Documents, as defined in the Loan Agreement. Upon the occurrence of any Event of Default under Clause 14 of the Loan Agreement, the principal hereof and accrued interest hereon may be declared to be (or, with respect to certain Events of Default, automatically shall become) immediately due and payable.

In the event that any holder of this Note shall institute any action for the enforcement or the collection of this Note, there shall be immediately due and payable, in addition to the unpaid balance hereof, all late charges and all costs and expenses of such action, including reasonable attorneys' fees.

The Borrower hereby waives presentment, protest, demand for payment, diligence, notice of dishonor and of nonpayment, and any and all other notices or demands in connection with the delivery, acceptance, performance, default or enforcement of this Note, hereby waives and renounces all rights to the benefits of any statute of limitations and any moratorium, appraisement, exemption and homestead now provided or which may hereafter be provided by any federal or state statute, including, without limitation, exemptions provided by any federal or state statute, including, without limitation, exemptions provided by or allowed under any federal or state bankruptcy or insolvency laws, both as to itself and as to all of its property, whether real or personal, against the enforcement and collection of the obligations evidenced by this Note and any and all extensions, renewals and modifications hereof and hereby consents to any extensions of time, renewals, releases of any party this Note, waiver or modification that may be granted or consented to by the holder of this Note.

The Borrower agrees that its liabilities hereunder are absolute and unconditional without regard to the liability of any other party and that no delay on the part of the holder hereof in exercising any power or right hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any power or right hereunder preclude other or further exercise thereof or the exercise of any other power or right.

If at any time this transaction would be usurious under applicable law, then regardless of any provision contained in the Loan Agreement or this Note or any other agreement made in connection with this transaction, it is agreed that (a) the total of all consideration which constitutes interest under applicable law that is contracted for, charged or received upon the Loan Agreement, this Note or any

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other agreement shall under no circumstances exceed the maximum rate of interest authorized by applicable law, if any, and any excess shall be credited to the Borrower and (b) if the Lenders elect to accelerate the maturity of, or if the Borrower prepays the indebtedness described in this Note, any amounts which because of such action would constitute interest may never include more than the maximum rate of interest authorized by applicable law and any excess interest, if any, provided for in the Loan Agreement, in this Note or otherwise, shall be credited to the Borrower automatically as of the date of acceleration or prepayment.

EACH OF THE UNDERSIGNED, AND THE AGENT BY ITS ACCEPTANCE HEREOF, EACH HEREBY WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING IN RESPECT OF ANY MATTER WHATSOEVER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS NOTE.

This Note shall be governed by and construed in accordance with the laws of the State of New York.

IN WITNESS WHEREOF, the Borrower has executed and delivered this Note on the date and year first above written.

OCEANFREIGHT INC.

By:	________________________________
Robert N. Cowen
Attorney-in-Fact

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ADVANCES AND PAYMENTS OF PRINCIPAL

Date	Advance	Amount of Principal Paid or Prepaid	Unpaid Principal Balance	Notation Made By

APPENDIX J
FORM OF SHARE PLEDGE

PLEDGE AGREEMENT AND IRREVOCABLE PROXY

PLEDGE AGREEMENT AND IRREVOCABLE PROXY, dated [—], 2007 (this "Pledge"), between [—] SHAREHOLDINGS LIMITED, a corporation organized and existing under the laws of the Republic of The Marshall Islands (the "Pledgor"), and NORDEA BANK FINLAND PLC, New York Branch, as Security Trustee (the "Pledgee") for the Lenders and Swap Bank (each as defined below). Capitalized terms used but not defined herein shall have the meaning assigned such terms in the Amended and Restated Loan Agreement (as defined below).

WHEREAS:

1.   Pursuant to and subject to the conditions contained in an amended and restated loan agreement dated [—] (as the same may be amended or supplemented, the "Amended and Restated Loan Agreement") made among (i) OceanFreight Inc. as Borrower (the "Borrower"), (ii) [—] Owners Limited (the "Pledged Company") and the other companies named therein as joint and several Guarantors, (iii) the banks and financial institutions named therein as lenders (collectively, the "Lenders"), (iv) Nordea Bank Finland Plc, New York branch, as swap bank (the "Swap Bank"), (v) Nordea Bank Norge ASA, Grand Cayman branch, as Lead Arranger and Bookrunner, (vi) Bank of Scotland Plc, Piraeus Bank A.E. and Skandinaviska Enskilda Banken AB as Co-Arrangers, (vii) Nordea Bank Finland Plc, New York branch, Administrative Agent and (viii) the Pledgee as Security Trustee, the Lenders agreed to make advances to the Pledgor in an aggregate principal amount of up to THREE HUNDRED TWENTY-FIVE MILLION UNITED STATES DOLLARS (US$325,000,000) (the "Loan").

2.   By a master agreement (the "Master Agreement") on the 2002 ISDA Multicurrency Crossborder Form (as amended) dated October 1, 2007 and made between the Borrower and the Swap Bank, the Swap Bank agreed to enter into certain Transactions pursuant to separate Confirmations from time to time to hedge the exposure of the Borrower to interest rate fluctuations under the Amended and Restated Loan Agreement. The Borrower and the Swap Bank estimate that the aggregate maximum amount payable by the Borrower under the Master Agreement in the event all Transactions entered into thereunder are terminated will not exceed EIGHTY-FOUR MILLION FIVE HUNDRED THOUSAND UNITED STATES DOLLARS (US$84,500,000).

3.   Pledgor is the owner of all the outstanding capital stock of the Pledged Company, a Marshall Islands corporation, as described on Schedule I hereto (the "Pledged Shares").

4.   It is one of the conditions precedent to the availability of the Loan under the Amended and Restated Loan Agreement that the Pledgor executes and delivers this Pledge in favor of the Pledgee, for the benefit of the Lenders and the Swap Bank, as security for the Secured Liabilities and the performance and observance of and compliance with the covenants, terms and conditions contained in the Finance Documents (collectively, the "Obligations").

NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Pledgor hereby agrees with the Pledgee as follows:

SECTION 1. Pledge and Grant of Security Interest. As security for the Obligations, the Pledgor hereby pledges, transfers, assigns and sets over unto the Pledgee, its successors and assigns, and hereby grants to the Pledgee, its successors and assigns, to it and its successors' and assigns' own proper use and benefit, for and on behalf of the Lenders and the Swap Bank, a continuing, first priority security interest in and to all of the Pledgor's right, title and interest under, in and to all of the following (collectively, the "Pledged Collateral"):

(a)
the Pledged Shares, including all certificates or instruments representing or evidencing such shares, all dividends, earnings and proceeds in respect thereof, and all of the Pledgor's rights, claims, powers, privileges, remedies and interests now existing or hereafter arising under or in relation thereto; and

(b)
all additions to and substitutions for the foregoing, including further shares in the capital of the Pledged Company issued to the Pledgor, together with all investment earnings (including, without limitation, interest and dividends, whether in cash, stock or other property), proceeds and collections now or hereafter received, receivable or otherwise distributed in respect of or in exchange for all or any of the foregoing.

SECTION 2. Perfection. (a) The pledge and security interest created hereunder shall be perfected by the Pledgor delivering to the Pledgee upon execution of this Pledge the certificate(s) representing the Pledged Shares, together with instruments of transfer in respect of the Pledged Shares duly executed by the Pledgor in blank, in the form set out in Schedule II hereto. Promptly upon receipt of any additional shares referred to in paragraph (b) of Section 1 above, the Pledgor will deliver the share certificates for such additional shares to the Pledgee in pledge hereunder, together with instruments of transfer in respect of such additional shares, duly executed by the Pledgor in blank, in the form set out in Schedule II hereto, and the parties hereto shall amend and restate Schedule I hereto accordingly. The Pledgor shall take such other action as the Pledgee and its counsel reasonably deems necessary or desirable to perfect the security interest of the Pledgee in the Pledged Collateral and to permit the Pledgee to exercise any of its rights and remedies hereunder.

(b)        Concurrently with the execution of this Pledge, the following documents have been delivered to and are held by or on behalf of the Pledgee pursuant hereto:

(1)
undated letters of resignation and letters of authority addressed to the Pledgee to date such resignations, duly signed by each director of the Pledged Company in the forms set out in Schedule III hereto; and

(2)	(irrevocable proxies and powers of attorney in favor of the Pledgee and any nominee or nominees to be appointed by the Pledgee, duly signed by the Pledgor in the form set out in Schedule IV hereto.

(c)        It is the mutual intention of the Pledgor and the Pledgee that the Pledgee shall at all times have exclusive control of the Pledged Collateral. As used herein, the term "control" shall have the meaning ascribed thereto in Article 8 of the Uniform Commercial Code as in effect on the date hereof in the State of New York (the "NYUCC").

(d)        Upon the Pledgee's request, the Pledgor shall provide evidence, in form, scope and substance reasonably satisfactory to the Pledgee, that the matters set forth in this Section 2 have been satisfied.

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SECTION 3. Voting Power, Dividends, Distributions Etc.  Unless and until an Event of Default has occurred and is continuing:

(1)
the Pledgor shall be entitled to exercise all voting and/or consensual powers pertaining to the Pledged Collateral, or any part thereof, for all purposes not inconsistent with the terms of this Pledge and the Amended and Restated Loan Agreement ;

(2)
the Pledgor shall be entitled to receive and retain all dividends and other distributions made upon or in respect of the Pledged Collateral, or any part thereof; provided that, at all times prior to and following an Event of Default, all stock dividends, all liquidating dividends, distributions or returns of capital, and all proceeds of redemption or repurchase by the Pledged Company of or in respect of the Pledged Collateral, or any part thereof, or any stock issued as a result of a split-up, revision or reclassification of the Pledged Collateral, or any part thereof, or any stock received in exchange for the Pledged Collateral, or any part thereof, as a result of a merger, consolidation or otherwise, shall be paid to, or, as applicable, shall be delivered directly to, and, in each case, shall be retained by, and shall be held under the exclusive control of, the Pledgee as Pledged Collateral for the Obligations subject to the terms and conditions hereof;

(3)	the Pledgee shall not complete, put into effect or utilize in any way any of the documents delivered or to be delivered to the Pledgee pursuant to Section 2(b); and

(4)
all dividends, distributions or other payments in respect of the Pledged Collateral which are received by the Pledgor contrary to the provisions of this Section 3(a) shall be received in trust for the benefit of the Pledgee, shall be segregated from other property or funds of the Pledgor and shall be forthwith paid over or, as applicable, delivered, to the Pledgee as Pledged Collateral in the same form as so received (with any necessary endorsement) and, in the case of stock, together with instruments of transfer in respect thereof duly executed in blank, in the form set out in Schedule II hereto.

(b)        The Pledgor agrees that it will cause the Pledged Company not to issue any stock or other securities in addition to or in substitution for the Pledged Shares issued by it without the Pledgee's prior written consent. All such stock or other securities issued by the Pledged Company contrary to the provisions of this Section 3(b) shall be received in trust for the benefit of the Pledgee and shall be forthwith delivered to the Pledgee as pledged Pledged Collateral in the same form as so received (with any necessary endorsement), together with instruments of transfer in respect of such Pledged Shares duly executed in blank, in the form set out in Schedule II hereto;

(c)        The Pledgor shall procure that there shall be no change in the directors of the Pledged Company, without the Pledgee's prior written consent, which consent shall not be unreasonably withheld if the Pledgee is satisfied that undated letters of resignation and authority, in the forms set out in Schedule III hereto, duly signed by each new director have been delivered to the Pledgee.

SECTION 4. Event of Default. (a) If an Event of Default shall have occurred and be continuing, then and in every such case, the Pledgee, or its nominee or nominees, shall be entitled to exercise all of the rights, powers and remedies available to it under this Pledge, the Amended and

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Restated Loan Agreement or by law for the protection and enforcement of its rights in respect of the Pledged Collateral, including without limiting the foregoing, to:

(1)	date and deliver the undated letters of resignation and authority referred to in Section 2(b)(i);

(2)
exercise sole and exclusive right to all voting and consensual powers pertaining to the Pledged Collateral or any part thereof (including to appoint directors) and to exercise such powers in such manner as the Pledgee alone may elect;

(3)
be paid directly and retain pursuant to the terms hereof all dividends (in cash or in kind) and other distributions (including stock) made upon or in respect of the Pledged Collateral or any part thereof, and to cause all payments, if any, otherwise payable to the Pledgor to be made directly to the Pledgee and all other assets otherwise deliverable to the Pledgor in respect of the Pledged Collateral to be delivered directly to the Pledgee;

(4)        liquidate the Pledged Collateral and to receive all proceeds thereof;

(5)	make all and any appropriate notations in the Pledged Company's share registry book;

(6)
exercise all rights, if any, as to all of the Pledged Collateral, and, in connection therewith, to deliver any of the Pledged Collateral to any committee, depositary, transfer agent, registrar or other designated agency upon such terms and conditions as it may determine, all without liability except to account for property actually received by it, but the Pledgee shall have no duty to exercise any of the aforesaid rights, privileges or options and shall not be responsible for any failure to do so or any delay in so doing;

(7)
exercise all the rights and remedies of a secured party on default under the NYUCC, and the Pledgee may also, without notice except as specified below, sell the Pledged Collateral or any part thereof in one or more parcels at public or private sale, at any exchange, broker's board or at any of the Pledgee's offices or elsewhere, for cash, on credit or for future delivery, and upon such other terms as the Pledgee may deem commercially reasonable; the Pledgor agrees that, to the extent notice of sale shall be required by law, at least ten (10) days' notice to the Pledgor of the time and place of any public sale or the time after which any private sale is to be made shall constitute reasonable notification; the Pledgee shall not be obligated to make any sale of Pledged Collateral regardless of notice of sale having been given and the Pledgee may adjourn any public or private sale from time to time by announcement at the time and place fixed therefor, and such sale may, without further notice, be made at the time and place to which it was so adjourned; and

(8)	exercise all other rights and remedies of the Pledgor with respect to the Pledge Collateral.

(b)        Pledgor acknowledges and agrees that in the event that a private sale of Pledged Collateral after default is necessary or advisable due to the requirements of any securities law or regulation the price obtained by the Pledgee in such private sale might be lower than that obtainable

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if a registration statement were to be filed in respect of such Pledged Collateral and a public sale effected pursuant thereto, and that Pledgee shall have no duty to sell any Pledged Collateral, whether or not in a declining market.

(c)        In the case of a private sale of the Pledged Collateral, Pledgor agrees that the Pledgee shall be free to sell the Pledged Collateral for the best price offered so long as such sale is conducted in a commercially reasonable manner.

SECTION 5. Remedies, Etc., Cumulative. Each and every right, power and remedy of the Pledgee provided for in this Pledge now or hereafter existing at law or in equity or by statute shall be cumulative and concurrent and shall be in addition to every other such right, power or remedy. The exercise or beginning of the exercise by the Pledgee of any one or more of the rights, powers or remedies provided for in this Pledge or now or hereafter existing at law or in equity or by statute or otherwise shall not preclude the simultaneous or later exercise by the Pledgee of all such other rights, powers or remedies, and no failure or delay on the part of the Pledgee to exercise any such right, power or remedy shall operate as a waiver thereof. No notice to or demand on the Pledgor in any case shall entitle it to any other or further notice or demand in similar or other circumstances or constitute a waiver of any of the rights of the Pledgee to any other or further action in any circumstances without notice or demand. All such rights, powers and remedies may be exercised by the Pledgee, or by the Pledgor acting at the direction of the Pledgee.

SECTION 6. Application of Proceeds. All moneys collected by the Pledgee upon any sale or other disposition of the Pledged Collateral, together with all other moneys received by the Pledgee hereunder, shall be applied as required by Clause 13.1 of the Amended and Restated Loan Agreement.

SECTION 7. Purchasers of Pledged Collateral. Upon any sale of the Pledged Collateral by the Pledgee hereunder (whether by virtue of the power of sale herein granted, pursuant to judicial process or otherwise), the receipt of the Pledgee or the officer making the sale shall be a sufficient discharge to the purchaser or purchasers of the Pledged Collateral so sold, and such purchaser or purchasers shall not be obligated to see to the application of any part of the purchase money paid over to the Pledgee or such officer or be answerable in any way for the misapplication or non-application thereof.

SECTION 8. Further Assurances. The Pledgor agrees that it will join with the Pledgee, at its own expense, in filing and refiling under the NYUCC or other applicable law such financing statements, continuation statements and other documents in such offices as the Pledgee may reasonably deem necessary and wherever required by law in order to perfect and preserve the Pledgee's security interest in the Pledged Collateral. The Pledgor hereby authorizes the Pledgee to file financing statements and amendments thereto relative to all or any part of the Pledged Collateral without the signature of the Pledgor where permitted by law, and agrees to do such further acts and things and to execute and deliver to the Pledgee such additional conveyances, pledges, agreements and instruments as the Pledgee may reasonably require to carry into effect the purposes of this Pledge or to further assure and confirm unto the Pledgee its rights, powers and remedies hereunder. Without prejudice to any of the other provisions of this Pledge, the Amended and Restated Loan Agreement, or any other Finance Document, the Pledgee may at any time and from time to time, if it deems it advisable to protect its rights hereunder, have any or all of the Pledged Collateral registered in the Pledgee's name or the name of its nominee or nominees.

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SECTION 9. Attorney-in-fact. (a) The Pledgor hereby appoints the Pledgee as Pledgor's attorney-in-fact, with full authority in the place and stead of the Pledgor and in the name of the Pledgor or otherwise, (i) for any period, for the purpose of signing documents and taking other action to perfect the Pledgee's security interest in the Pledged Collateral intended to be afforded hereby and (ii) from time to time after the occurrence and during the continuance of an Event of Default, for the purpose of carrying out the provisions of this Pledge and taking any action and executing any instruments which the Pledgee may deem reasonably necessary or advisable to accomplish the purposes hereof, including, but not limited to, exercising all rights and remedies provided the Pledgee under this Pledge or by law. The foregoing appointment as attorney-in-fact is irrevocable and coupled with an interest.

(b)       Without limiting the generality of the foregoing, during the continuance of an Event of Default, the Pledgee shall have the right and power to receive, endorse and collect all checks made payable to the order of the Pledgor representing any payment in respect of the Pledged Collateral or any part of any of the foregoing and to give full discharge for the same.

(c)       If the Pledgor fails to perform any agreement or undertaking contained herein, the Pledgee may (but shall not be obligated to) itself perform, or cause performance of, such agreement, and the expenses of the Pledgee incurred in connection therewith (including reasonable fees of any counsel, experts or agents) shall be payable by the Pledgor upon demand by the Pledgee.

SECTION 10. Transfer by the Pledgor. The Pledgor agrees not to withdraw, liquidate, sell, assign, pledge, encumber, convey, endorse, negotiate, or in any way dispose of or cause any of the foregoing to occur in or with respect to, any of the Pledged Collateral, other than as expressly permitted by this Pledge or the Amended and Restated Loan Agreement .

SECTION 11. Transfer, Assignment or Pledge by the Pledgee. The Pledgee may transfer or assign its rights hereunder or otherwise pledge its security interest in the Pledged Collateral to any entity in connection with an assignment or transfer of Pledgee's rights under the Amended and Restated Loan Agreement, it being understood that upon any such transfer or assignment by the Pledgee, such transferee or assignee shall be regarded as the "Pledgee" for purposes of this Pledge, except where the context otherwise requires.

SECTION 12. Representations, Warranties and Covenants of the Pledgor.  The Pledgor hereby represents and warrants to the Pledgee that:

(1)
the Pledged Shares have been duly authorized and validly issued and are fully paid and non-assessable; the Pledgor is, or at the time when the Pledged Collateral is transferred or pledged hereunder will be, the sole legal, record and beneficial owner of all Pledged Collateral pledged by it hereunder, free and clear of any lien, security interest, option or other charge or encumbrance or preferential arrangement except for the security interest created by this Pledge; there are no trust agreements or transfer agreements through which the Pledged Shares are being held by a nominee for the Pledgor;

(2)
the Pledgor is a corporation duly organized and validly existing under the laws of The Marshall Islands and has full power, authority and legal right to pledge and grant a security interest in all Pledged Collateral pursuant to, and to otherwise perform its obligations under, this Pledge;

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(3)       this Pledge has been duly authorized, executed and delivered by the Pledgor and constitutes a legal, valid and binding obligation of the Pledgor enforceable in accordance with its terms, except to the extent that the enforceability hereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws generally affecting creditors' rights and by equitable principles regardless of whether enforcement is sought in equity or at law;

(4)        no consent of any other party and no consent, license, permit, approval or authorization of, exemption by, notice or report to, or registration, filing or declaration with, any governmental authority is required to be obtained by the Pledgor in connection with (i) the execution, delivery or performance of this Pledge, (ii) the validity or enforceability of this Pledge or (iii) the enforceability of the Pledgee's security interest in the Pledged Collateral;

(5)        the execution, delivery and performance of this Pledge will not violate any provision of any applicable state, federal or foreign law or regulation or of any order, judgment, writ, award or decree of any court, arbitrator or governmental authority, domestic or foreign, applicable to the Pledgor, or of the certificate of incorporation of the Pledgor or the terms of any securities issued by the Pledgor, or of any mortgage, indenture, lease, loan agreement, credit agreement or other material contract, agreement or instrument or undertaking to which the Pledgor is a party or which purports to be binding upon the Pledgor or upon any of its assets and will not result in the creation or imposition of (or the obligation to create or impose) any lien or encumbrance on any of the assets of the Pledgor except as contemplated by this Pledge;

(6)        the pledge and assignment of the Pledged Collateral to the Pledgee pursuant to this Pledge creates a valid first priority perfected security interest in the Pledged Collateral, and the proceeds thereof, subject to no other lien or encumbrance, rights of third parties or adverse claims whatsoever; and

(7)        there is no tax, levy, impost, deduction, charge or withholding imposed by the Republic of The Marshall Islands or any political subdivision or taxing authority thereof either (i) on or by virtue of the execution, delivery or performance of this Pledge or any other document to be furnished hereunder or (ii) on any payment to be made by the Pledgor pursuant to this Pledge or the other Transaction Documents to which it is a party.

(b)        The Pledgor covenants and agrees that it will defend the Pledgee's right, title and security interest in and to the Pledged Collateral and the proceeds thereof against the claims and demands of all persons whomsoever; and the Pledgor covenants and agrees that it will have like title to and right to pledge any other property at any time hereafter pledged to the Pledgee as Pledged Collateral hereunder and will likewise defend the right thereto and security interest therein of the Pledgee.

SECTION 13. Pledgee's Duties. The powers conferred on the Pledgee hereunder are solely to protect its interest in the Pledged Collateral and shall not impose any duty upon it to exercise any such powers. Except for the safe custody of any Pledged Collateral in its possession and the accounting for moneys actually received by it hereunder, the Pledgee shall have no duty as to any

7

Pledged Collateral, as to ascertaining or taking action with respect to calls, conversions, exchanges, maturities, tenders or other matters relative to any Pledged Collateral, whether or not the Pledgee has or is deemed to have knowledge of such matters, or as to the taking of any necessary steps to preserve rights against prior parties or any other rights pertaining to any Pledged Collateral. The Pledgee shall be deemed to have exercised reasonable care in the custody and preservation of any Pledged Collateral in its possession if such Pledged Collateral is accorded treatment substantially equal to that which the Pledgee accords its own property.

SECTION 14. Termination; Release. Upon full satisfaction of all of the Obligations, this Pledge shall terminate, and at the sole cost and expense of the Pledgor, the Pledgee will promptly execute and deliver to the Pledgor (or such other party as the Pledgor may direct), a proper instrument or instruments acknowledging the satisfaction and termination of this Pledge and any and all instruments of release as the Pledgor shall reasonably request as are necessary to evidence discharge of the lien of this Pledge, and will duly assign, transfer and deliver to the Pledgor (without recourse and without any representation or warranty) such of the Pledged Collateral as may be in the possession of the Pledgee and has not theretofore been sold or otherwise applied or released pursuant to this Pledge, together with any moneys at the time held by the Pledgee hereunder or pursuant hereto and the Irrevocable Proxies and Powers of Attorney, the Letter of Resignation, and the Letters of Authority shall terminate and be immediately delivered to the Pledgor together with any other items furnished to the Pledgee pursuant to Clause 2 hereof.

SECTION 15. Notices, etc. All notices and other communications provided for hereunder shall be in writing (including telecopier, telegraphic, telex communication) and overnight couriered, telecopied, telegraphed, telexed, or delivered:

(a) if to the Pledgor:	Omega Building 80 Kifissias Avenue 151 25 Maroussi Athens, Greece Attention: Chief Financial Officer Fax No.: +30-210-614-0284
with a copy to:

Seward & Kissel LLP One Battery Park New York, New York 10004 Attention: Gary Wolfe, Esq. Fax No.: +212-480-8421
(b) to the Pledgee:	Nordea Bank Finland PLC, New York Branch 437 Madison Avenue New York, New York 10022 Attention: Loan Administration Fax No.: +212-750-9188

SECTION 16. Indemnity and Expenses. (a) The Pledgor agrees to indemnify, defend and hold harmless the Pledgee, and its employees, directors and agents (the "Indemnified Persons")

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from and against any and all claims, losses and liabilities (including reasonable attorneys' fees) arising out of or resulting from this Pledge (including, without limitation, enforcement of this Pledge), except claims, losses or liabilities resulting from such Indemnified Person's gross negligence or willful misconduct.

(b)       The Pledgor will upon demand pay to the Pledgee the amount of any and all reasonable expenses, including the reasonable fees and expenses of its counsel and of any experts and agents which the Pledgee may incur in connection with (i) the custody, preservation, use or operation of, any of the Pledged Collateral, (ii) the exercise or enforcement of any of its rights hereunder or (iii) the failure by the Pledgor to perform or observe any of the provisions hereof.

SECTION 17. Security Interest Absolute. All rights of the Pledgee hereunder, and the pledge, assignment and security interest hereunder, and all obligations of the Pledgor hereunder, shall be absolute and unconditional, irrespective of:

(a)        any lack of validity or enforceability of the Amended and Restated Loan Agreement or any other agreement or instrument relating thereto;

(b)        any change in the time, manner or place of payment of, or in any other term of, all or any of the Obligations, or any other amendment or waiver of or any consent to any departure from the Amended and Restated Loan Agreement, including, without limitation, any increase in the Obligations resulting from the extension of additional credit to the Borrower or otherwise;

(c)        any taking, exchange, release or non-perfection of any other collateral, or any taking, release or amendment or waiver of or consent to departure from any guaranty, for all or any of the Obligations;

(d)        any manner of application of collateral, or proceeds thereof, to all or any of the Obligations, or any manner of sale or other disposition of any collateral for all or any of the Obligations or any other assets of the Pledgor or any of its subsidiaries;

(e)       any change, restructuring or termination of the corporate structure or existence of the Pledgor or the Pledged Company or any of their respective subsidiaries; or

(f)         any other circumstance which might otherwise constitute a defense available to, or a discharge of, the Pledgor or any grant of a security interest.

SECTION 18. Waiver; Amendment. None of the terms and conditions of this pledge may be changed, waived, modified or varied in any manner whatsoever unless in writing signed by the Pledgor and the Pledgee.

SECTION 19. Governing Law. THIS PLEDGE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

SECTION 20. Consent to Jurisdiction.  (a) The Pledgor hereby irrevocably and unconditionally submits, for itself and its property, to the nonexclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in New York County, and any appellate court thereof, in any action or proceeding arising out of or relating to this Pledge or for recognition or enforcement of any judgment, and hereby irrevocably and unconditionally agrees that all

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claims in respect of any such action or proceeding may be heard and determined in such New York State Court or, to the extent permitted by law, in such Federal court. The Pledgor agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

(b)           Nothing in this Section 20 shall affect the right of the Pledgee to bring any action or proceeding against the Pledgor or its property in the courts of any other jurisdictions where such action or proceeding may be heard.

(c)           The Pledgor hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which they may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Pledge in any New York State or Federal court and the defence of an inconvenient forum to the maintenance of such action or proceeding in any such court and any immunity from jurisdiction of any court or from any legal process with respect to themselves or their property.

(d)           The Pledgor hereby agrees to appoint Seward & Kissel LLP with offices currently located at One Battery Park, New York, New York 10004, Attention: Gary Wolfe, Esq., as its designated agent for service of process for any action or proceeding arising out of or relating to this Pledge.

(e)           Notwithstanding anything herein or in any other Finance Document to the contrary, the Pledgor irrevocably consents to the service of any and all process in any such action or proceeding by the mailing of copies of such process to its address specified in Section 15. The Pledgor also agrees that service of process may be made on it by any other method of service provided for under the applicable laws in effect.

SECTION 21. Waiver Of Jury Trial. THE PLEGOR IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS PLEDGE.

[THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK;
NEXT PAGE IS SIGNATURE PAGE]

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IN WITNESS WHEREOF, the Pledgor and Pledgee have each executed and delivered this Pledge Agreement and Irrevocable Proxy on the date first above written.

[—] SHAREHOLDINGS LIMITED, as Pledgor

By: _________________________________________
Name: [—]
Title: Attorney-in-Fact

NORDEA BANK FINLAND PLC, NEW YORK BRANCH, as Pledgee

By:__________________________________________
Name:
Title:

By:__________________________________________
Name:
Title:

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Schedule I
Description of Pledged Shares

Share Certificate No.	Date	Number of Shares	Total Share Capital of Pledged Company
[—] Registered Shares without par value

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Schedule II

Instrument of Transfer

We, [—], for good consideration paid to us by ____________________ (hereinafter called the "Transferee") do hereby sell, assign and transfer to the Transferee, its successors and assigns, [—] share(s) of the capital stock of [—], represented by stock certificate # [—], standing in our name on the books of [—].

IN WITNESS WHEREOF we have caused this Instrument of Transfer to be executed this _____ day of ___________, 200_.

Witness:_________________	By:_______________________________
Name: [—]
Title: Attorney-in-Fact

AND we, the said Transferee hereby agree to take the said shares.

IN WITNESS WHEREOF we have caused this Instrument of Transfer to be executed this _______ day of _____________, 200_.

Witness:_________________	By:_______________________________
Name: [—]
Title:

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Schedule III

Letter of Resignation

To: NORDEA BANK FINLAND PLC, New York Branch

Date

Dear Sirs,

I, _________________, hereby resign from my position as a Director of [—] with effect from the date of this letter.

Very truly yours,

________________________
Director

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Letter of Authority

To: NORDEA BANK FINLAND PLC, New York Branch

Dear Sirs,

I confirm that you may complete and date and hereby authorize you to complete and date the undated resignation provided by me pursuant to the terms of the Pledge Agreement and Irrevocable Proxy dated [—], 2007 between [—] and yourselves, if an Event of Default (as defined therein) shall have occurred and be continuing.

Very faithfully,

________________________
Director

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Schedule IV

Irrevocable Proxy

The undersigned hereby constitutes and irrevocably appoints NORDEA BANK FINLAND PLC, New York Branch, in its capacity as Pledgee under the Pledge Agreement hereinafter referred to, as its attorney and proxy to appear, vote and otherwise act, all in the name, place and stead of the undersigned in the same manner that the Undersigned might do and with the same powers, with respect to all of the shares of stock in [—] OWNERS LIMITED (the "Company"), owned or hereafter acquired by the undersigned, at any and all meetings of shareholders of the Company, on any and all matters, questions and resolutions that may come before such meetings, including, but not limited to, the election of directors, or at any adjournment or adjournments thereof, or to consent on behalf of the undersigned in the absence of a meeting to anything that might have been voted on at such a meeting.

This power and proxy is coupled with an interest, is given in connection with a pledge pursuant to a Pledge Agreement and Irrevocable Proxy dated [—], 2007 (the "Pledge Agreement"), and is irrevocable. It shall continue in effect so long as the debt for which the pledge is granted as security remains unpaid.

The attorney and proxy named herein is hereby given full power of substitution and revocation and may act through such agents, nominees or substitute attorneys as it may from time to time appoint.

The powers of such attorney and proxy shall include (without limiting its general powers hereunder) the power to receive and waive any notice of any meeting on behalf of the Undersigned and to sign any resolutions in writing of all the shareholders of the Company.

[—] SHAREHOLDINGS LIMITED

By:_______________________
Name:  [—]
Title:  Attorney-in-Fact

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